Form 20-F
period 2018-12-31
Zai Lab Ltd
filed 2019-03-29
CIK 1704292

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

58,355,903 ordinary shares were issued and outstanding as of December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes   ☐  No

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒    Yes    ☐   No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒   Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-Accelerated Filer	☐	Emerging Growth Company	☒

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Item 3.D. Risk Factors” section of this Annual Report on Form 20-F, which include, but are not limited to, the following:

•	our ability to successfully commercialize ZEJULA, Optune and any other products and drug candidates that we may obtain regulatory approval for;
•	the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs;
•

the ability of our drug candidates to be granted or maintain Category 1 designation with the State Drug Administration, or SDA (formerly known as the CFDA, China Food and Drug Administration), and to receive a faster development, review or approval process;

•	the timing or likelihood of regulatory filings and approvals;
•	our ability to continue to develop our commercial team and our sales and marketing capabilities;
•	our ability to contract on commercially reasonable terms with contract research organizations, or CROs, third-party suppliers and manufacturers;
•	the pricing and reimbursement of our drug candidates, if approved;
•	our ability to contract on commercially reasonable terms with CROs;
•	the disruption of our business relationships with our licensors;

•	our ability to operate our business without breaching our licenses or other intellectual property-related agreements;
•	cost associated with defending against intellectual property infringement, product liability and other claims;
•	regulatory developments in China, the United States and other jurisdictions;
•	the ability to obtain additional funding for our operations;
•	the rate and degree of market acceptance of our products and drug candidates;
•	developments relating to our competitors and our industry;
•	our ability to effectively manage our growth; and
•	our ability to retain key executives and to attract, retain and motivate personnel.

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

Our Selected Consolidated Financial Data

The following selected consolidated statement of operations data for the years ended December 31, 2018, 2017 and 2016 and the selected balance sheet data as of December 31, 2018 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

	Year Ended December 31,
	2018	2017	2016
	(in thousands, except share and per share data)
Revenue	129	—	—
Cost of sales	(43)	—	—
Gross profit	86	—	—
Research and development expenses	$(120,278)	$(39,342)	$(32,149)
Selling, general and administrative expenses	(21,576)	(12,049)	(6,380)
Loss from operations	(141,768)	(51,391)	(38,529)
Interest income	3,261	527	403
Interest expense	(40)	—	—
Changes in fair value of warrants	—	200	(1,920)
Other income	1,968	933	2,534
Other expense	(1,909)	(403)	—
Loss before income taxes and share of loss from equity method investment	$(138,488)	$(50,134)	$(37,512)
Income tax expense	—	—	—
Share of loss from equity method investment	(587)	(250)	—
Net loss	$(139,075)	$(50,384)	$(37,512)
Weighted-average shares used in calculating net loss per ordinary share, basic and diluted (1)	52,609,810	21,752,757	9,439,028
Net loss per share, basic and diluted (1)	(2.64)	(2.32)	(3.97)

(1)

See Note 2 to our audited consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for a description of the method used to calculate basic and diluted net loss per share.

	As of December 31,
	2018	2017
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$62,952	$229,660
Short-term investments (1)	$200,350	—
Total assets	$301,987	$249,634
Total shareholders’ equity	$251,082	$235,171
Total current liabilities	$48,841	$12,069
Total non-current liabilities	$2,064	$2,394

(1)	The short-term investment primarily comprises of the time deposits with original maturities between three months and one year.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception and anticipate that we will continue to incur losses in the future and may never achieve or maintain profitability.

The Hong Kong Department of Health approved ZEJULA in October 2018 and we launched ZEJULA in Hong Kong in December 2018. The China National Medical Products Administration, or NMPA, also accepted our New Drug Application, or NDA, for ZEJULA in December 2018. In December 2018, we also announced the launch of Optune (Tumor Treating Fields, or TTFields) for the treatment of glioblastoma multiforme, or GBM, in Hong Kong. Although we have launched ZEJULA and Optune in Hong Kong, it will take some time to attain profitability and we may never do so.  We have also obtained the rights to commercialize many clinical-stage drug candidates. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a drug candidate will fail to gain regulatory approval or become commercially viable. To date, we have financed our activities primarily through private placements, our initial public offering in September 2017 and a follow-on offering in September 2018. For the year ended December 31, 2018, we had generated revenue of $0.1 million from product sales, and we continue to incur significant development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception in 2014. For the two years ended December 31, 2018 and 2017, we reported a net loss of $139.1 million and $50.4 million, respectively.

We expect to continue to incur losses in the foreseeable future, and we expect these losses to increase as we:

•	continue our development and commence clinical trials of our drug candidates;
•	maintain and expand regulatory approvals for our products and drug candidates that successfully complete clinical trials;
•	commercialize ZEJULA, Optune and any other products for which we may obtain regulatory approval;
•	maintain our manufacturing facilities;
•	hire additional clinical, operational, financial, quality control and scientific personnel;
•	maintain and expand sales, marketing and commercialization infrastructure for ZEJULA, Optune and any other products for which we may obtain regulatory approval;

•	seek to identify additional drug candidates;
•	obtain, maintain, expand and protect our intellectual property portfolio;
•	enforce and defend intellectual property-related claims; and
•	acquire or in-license other intellectual property, drug candidates and technologies.

To become and remain profitable, we must continue commercialization efforts of ZEJULA and Optune and develop and eventually commercialize other drug candidates with significant market potential. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our clinical and pre-clinical stage drug candidates, obtaining marketing approval for these drug candidates, manufacturing, marketing and selling approved products, such as ZEJULA, Optune and other products for which we may obtain marketing approval, and satisfying any post-marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate product revenues that are significant or large enough to achieve profitability. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts and commercialization efforts, expand our business or continue our operations. A decline in the value of our company also could cause you to lose all or part of your investment.

We will continue to require substantial additional funding for our drug development programs and commercialization efforts for ZEJULA, Optune and other products for which we may obtain regulatory approval, which may not be available on acceptable terms, or at all. If we are unable to raise capital on acceptable terms when needed, we could incur losses or be forced to delay, reduce or terminate such efforts.

To date, we have financed our activities primarily through private placements, our initial public offering in September 2017 and our follow-on offering in September 2018. Through December 31, 2018, we have raised $462.6 million in equity financing, including $157.7 million in net proceeds from our initial public offering and $140.3 million in net proceeds from our subsequent follow-on offering in September 2018. Our operations have consumed substantial amounts of cash since inception. The net cash used in our operating activities was $97.5 million and $32.4 million for the years ended December 31, 2018 and 2017, respectively. We expect our expenses to increase significantly in connection with our ongoing activities, particularly as we continue our commercialization efforts of ZEJULA and Optune, advance the clinical development of our eight clinical-stage drug candidates, continue research and development of our preclinical-stage drug candidates and initiate additional clinical trials of, and seek regulatory approval for, these and other future drug candidates. In addition, if we obtain regulatory approval for any additional drug candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. In particular, if more of our drug candidates are approved, additional costs may be substantial as we may have to modify or increase the production capacity at our current manufacturing facilities or contract with third-party manufacturers. We have, and may continue to, incur expenses as we create additional infrastructure to support our operations as a U.S. public company. Accordingly, we will likely need to obtain substantial additional funding in connection with our continuing operations through public or private equity offerings, debt financing, collaborations or licensing arrangements or other sources. If we are unable to raise capital when needed or on acceptable terms, we could incur losses and be forced to delay, reduce or terminate our research and development programs or any future commercialization efforts.

We believe our cash and cash equivalents and short-term investments as of December 31, 2018 will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the number and development requirements of the drug candidates we pursue;
•	the scope, progress, timing, results and costs of researching and developing our drug candidates, and conducting pre-clinical and clinical trials;
•	the number and characteristics of other product candidates that we may pursue;
•	the cost, timing and outcome of seeking, obtaining, maintaining and expanding regulatory approval of our products and drug candidates;

•

the cost and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution for ZEJULA, Optune and any other products for which we receive regulatory approval;

•	the cash received, if any, from commercial sales of ZEJULA, Optune and any other products for which we receive regulatory approval;
•	our ability to establish and maintain strategic partnerships, collaboration, licensing or other arrangement and the financial terms of such arrangements;
•

the cost, timing and outcome of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property related claims;

•	the extent to which we acquire or in-license other drug candidates and technologies;
•	resources required to develop and implement policies and processes to promote ongoing compliance with applicable healthcare laws and regulations;
•	costs required to ensure that our and our partners’ business arrangements with third parties comply with applicable healthcare laws and regulations;
•	our headcount growth and associated costs; and
•	the costs of operating as a public company in the United States.

Raising additional capital or entering into certain other arrangements may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or drug candidates.

Identifying and acquiring rights to develop potential drug candidates, conducting pre-clinical testing and clinical trials and commercializing products for which we receive regulatory approval is a time-consuming, expensive and uncertain process that may take years to complete. Our near-term commercial revenue, if any, will be derived from sales of ZEJULA and Optune. Any additional commercial revenue, if any, will be derived from sales of drug candidates that we do not expect to be commercially available until we receive regulatory approval, if at all. We may never generate the necessary data or results required to obtain regulatory approval and achieve product sales of some of our drug candidates, and even if after obtaining regulatory approval, our products may not achieve commercial success. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

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

Risks Related to Our Business and Industry

Even though we have launched ZEJULA and Optune in Hong Kong, we may never obtain approval of or commercialize ZEJULA or Optune outside of Hong Kong, which would limit our ability to realize its full market potential.

In December 2018, we launched ZEJULA and Optune in Hong Kong and the NMPA accepted our NDA for ZEJULA. In order to market products in any given jurisdiction, we must comply with numerous and varying regulatory requirements of such jurisdiction regarding safety, efficacy and quality. The approval of ZEJULA and Optune for commercialization in Hong Kong and the NMPA’s acceptance of our NDA for ZEJULA does not mean that the NMPA will approve ZEJULA. Approval procedures vary among jurisdictions and clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other jurisdiction.

We are invested in the commercial success of ZEJULA and Optune and our ability to generate product revenues in the near future is highly dependent on the commercial success of ZEJULA and Optune in China and Hong Kong.

A substantial portion of our time, resources and effort are focused on the commercialization of our approved products in Hong Kong, ZEJULA and Optune. Our ability to generate product revenues will depend heavily on the successful commercialization of ZEJULA and Optune in China and Hong Kong. We have never, as an organization, commercialized a product, and there is no guarantee that we will be able to do so successfully with ZEJULA or Optune for their respective approved indications. Our ability to successfully commercialize ZEJULA and Optune will depend on, among other things, our ability to:

•	maintain commercial manufacturing or supply arrangements with third-party manufacturers for ZEJULA and Optune;
•	produce, through a validated process or procure, from third-party manufacturers sufficient quantities and inventory of ZEJULA and Optune to meet demand;
•	build and maintain internal sales, distribution and marketing capabilities sufficient to generate commercial sales of ZEJULA and Optune;
•	secure widespread acceptance of our product from physicians, healthcare payors, patients and the medical community;
•	properly price and obtain coverage and adequate reimbursement of ZEJULA and of Optune by governmental authorities, private health insurers, managed care organizations and other third-party payors;
•	maintain compliance with ongoing regulatory labeling, packaging, storage, advertising, promotion, recordkeeping, safety and other post-market requirements; and
•	manage our growth and spending as costs and expenses increase due to commercialization.

There are no guarantees that we will be successful in completing these tasks. In addition, we have invested, and will continue to invest, substantial financial and management resources to build out our commercial infrastructure and to recruit and train sufficient additional qualified marketing, sales and other personnel in support of our sales of ZEJULA and Optune.

Sales of ZEJULA and Optune may be slow or limited for a variety of reasons including competing therapies or safety issues. If ZEJULA or Optune is not successful in gaining broad commercial acceptance, our business would be harmed.

Any sales of ZEJULA and Optune will be dependent on several factors, including our and our partners’ ability to educate and increase physician awareness of the benefits, safety and cost-effectiveness of ZEJULA and Optune relative to competing therapies. The degree of market acceptance of ZEJULA and Optune among physicians, patients, healthcare payors and the medical community will depend on a number of factors, including:

•	acceptable evidence of safety and efficacy;
•	relative convenience and ease of administration;

•	prevalence and severity of any adverse side effects;
•	availability of alternative treatments;
•	pricing, cost effectiveness and value propositions;
•	effectiveness of our sales and marketing capabilities and strategies;
•	ability to obtain sufficient third-party coverage and reimbursement;
•	the clinical indications for which ZEJULA and Optune are approved, as well as changes in the standard of care for their targeted indications;
•	the continuing effectiveness of manufacturing and supply chain;
•	warnings and limitations contained in the approved labeling for ZEJULA and for Optune;
•	safety concerns with similar products marketed by others;
•	the prevalence and severity of any side effects as a result of treatment with ZEJULA or Optune;
•	our ability to comply with regulatory post-marketing requirements associated with the approval of ZEJULA or Optune; and
•	the actual market-size for ZEJULA and Optune, which may be larger or smaller than expected.

We have a very limited operating history, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We commenced our operations in 2014. Our operations to date have been limited to organizing and staffing our company, identifying potential partnerships and drug candidates, acquiring product and technology rights, conducting research and development activities for our drug candidates and, more recently, commercializing products for which we have obtained regulatory approval. We have not yet demonstrated the ability to successfully complete large-scale, pivotal clinical trials. Additionally, we have limited experience in the sale, marketing or distribution of pharmaceutical and medical device products. Consequently, any predictions about our future success, performance or viability may not be as accurate as they could be if we had a longer operating history.

Our limited operating history, particularly in light of the rapidly evolving drug research and development industry in which we operate, may make it difficult to evaluate our current business and prospects for future performance. Our short history makes any assessment of our future performance or viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving fields as we transition to a company with commercial activities. In addition, as a new business, we may be more likely to encounter unforeseen expenses, difficulties, complications and delays due to limited experience. If we do not address these risks and difficulties successfully, our business will suffer.

Eight of our drug candidates are still in clinical development. If we are unable to obtain regulatory approval and ultimately commercialize these drug candidates or experience significant delays in doing so, our business, financial condition, results of operations and prospects may be materially adversely harmed.

Eight of our drug candidates are in clinical development and various others are in pre-clinical development. Our ability to generate revenue from our drug candidates is dependent on their receipt of regulatory approval and successfully commercializing such products, which may never occur. Each of our drug candidates will require additional pre-clinical and/or clinical development, regulatory approval in multiple jurisdictions, development of manufacturing supply and capacity, substantial investment and significant marketing efforts before we generate any revenue from product sales. The success of our drug candidates will depend on several factors, including the following:

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

The success of our business is dependent upon our ability to develop, maintain and expand regulatory approval for and commercialize our products and clinical-stage drug candidates, including ZEJULA and Optune. We have initiated commercialization efforts for ZEJULA and Optune. For ZL-2401, we have completed the technology transfer with Paratek for aspects such as manufacturing know-how and IV and oral formulations and engaged in discussions with the NMPA and key opinion leaders on our planned China development strategy in preparation for our NDA filing with the NMPA. We initiated a Phase II trial in advanced HCC patients in China to investigate ZL-2301’s optimal treatment schedule and dosage as a second-line treatment in the second quarter of 2017. The recruitment for the Phase II study has been completed and the study is ongoing. Due to the change of competitive landscape, we decided to develop ZL-2301 and PD-1 combo treatment in advanced HCC instead of mono-therapy. The FPI is expected in second half of 2019. As a result, our business is substantially dependent on our ability to complete the development of, maintain, expand or obtain regulatory approval for, and successfully commercialize ZEJULA, Optune, ZL-2401, margetuximab and, to a lesser extent, our other products or drug candidates in a timely manner.

We cannot commercialize drug candidates in China without first obtaining regulatory approval from the NMPA. Similarly, we cannot commercialize drug candidates in the United States or another jurisdiction outside of China without obtaining regulatory approval from the FDA or comparable foreign regulatory authorities. The process to develop, obtain regulatory approval for and commercialize drug candidates is long, complex and costly both inside and outside of China and approval may not be granted. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and obtaining regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Even after obtaining regulatory approval from the FDA and comparable foreign regulatory authorities, we would still need to seek approval in China and any other jurisdictions where we plan to market the product. For example, we will need to conduct clinical trials of each of our drug candidates in patients in China prior to seeking regulatory approval in China. Even if our drug candidates have successfully completed clinical trials outside of China, there is no assurance that clinical trials conducted with Chinese patients will be successful. Any safety issues, product recalls or other incidents related to products approved and marketed in other jurisdictions may impact approval of those products by the NMPA. If we are unable to obtain regulatory approval for our drug candidates in one or more jurisdictions, or any approval contains significant limitations, or are imposed on certain drug candidates, we may not be able to obtain sufficient funding or generate sufficient revenue to continue the commercialization of our products and the development of our drug candidates or any other drug candidate that we may in-license, acquire or develop in the future.

We may allocate our limited resources to pursue a particular product, drug candidate or indication and fail to capitalize on products, drug candidates or indications that may later prove to be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we must limit our licensing, research, development and commercialization programs to specific products and drug candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other products or drug candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial drugs or profitable market opportunities. In addition, if we do not accurately evaluate the commercial potential or target market for a particular drug candidate, we may relinquish valuable rights to that drug candidate through collaboration, licensing or other royalty arrangements when it would have been more advantageous for us to retain sole development and commercialization rights to such drug candidate.

Our products and drug candidates are subject to extensive regulation, and we cannot give any assurance that any of our drug candidates will receive any, or that any of our products will receive any additional, regulatory approval or be successfully commercialized.

Our products and drug candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, quality control, recordkeeping, labeling, packaging, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by the NMPA, FDA and European Medicines Agency, or EMA, and other regulatory agencies in China and the United States and by comparable authorities in other countries. We are not permitted to market any of our products or drug candidates in China, the United States and other jurisdictions unless and until we receive regulatory approval from the NMPA, FDA and EMA and other comparable authorities, respectively. Securing regulatory approval requires the submission of extensive pre-clinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product’s or drug candidate’s safety and efficacy. Securing regulatory approval may also require the submission of information about the product or drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Our products and drug candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use. Although ZEJULA and Optune were both approved for commercialization in Hong Kong, the United States and the European Union and although the NMPA accepted our NDA for ZEJULA, we cannot provide any assurance that we will ever obtain regulatory approval for ZEJULA or for Optune in China or for any of our other drug candidates in any jurisdiction or that any of our drug candidates will be successfully commercialized even if we receive regulatory approval.

The process of obtaining regulatory approvals in China, the United States and other countries is expensive, may take many years of additional clinical trials and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product or drug candidates involved. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted NDA pre-market approval or equivalent application type, may cause delays in the approval or rejection of an application. The NMPA, FDA and EMA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional pre-clinical, clinical or other studies. Our products and drug candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including the following:

•	disagreement with the NMPA, FDA and EMA or comparable regulatory authorities regarding the number, design, size, conduct or implementation of our clinical trials;
•	failure to demonstrate to the satisfaction of the NMPA, FDA and EMA or comparable regulatory authorities that a drug candidate is safe and effective for its proposed indication;
•

failure of contract research organizations, or CROs, clinical study sites or investigators to comply with the ICH-good clinical practice, or GCP, requirements imposed by the NMPA, FDA and EMA or comparable regulatory authorities;

•	failure of the clinical trial results to meet the level of statistical significance required by the NMPA, FDA and EMA or comparable regulatory authorities for approval;

•	failure to demonstrate that a product’s or drug candidate’s clinical and other benefits outweigh its safety risks;
•	the NMPA, FDA and EMA or comparable regulatory authorities disagreeing with our interpretation of data from pre-clinical studies or clinical trials;
•	insufficient data collected from clinical trials to support the submission of an NDA or other submission or to obtain regulatory approval in China, the United States or elsewhere;
•	the NMPA, FDA and EMA or comparable regulatory authorities not approving the manufacturing processes for our clinical and commercial supplies;
•	changes in the approval policies or regulations of the NMPA, FDA or comparable regulatory authorities rendering our clinical data insufficient for approval;
•	the NMPA, FDA or comparable regulatory authorities restricting the use of our products to a narrow population; and
•	our CROs or licensors taking actions that materially and adversely impact the clinical trials.

In addition, even if we were to obtain approval, regulatory authorities may revoke approval, may approve any of our products or drug candidates for fewer or more limited indications than we request, may monitor the price we intend to charge for our products or drugs, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product or drug candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product or drug candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our products or drug candidates.

If safety, efficacy, manufacturing or supply issues arise with any therapeutic that we use in combination with our products and drug candidates, we may be unable to market such products or drug candidate or may experience significant regulatory delays or supply shortages, and our business could be materially harmed.

We plan to develop certain of our products and drug candidates for use as a combination therapy. For example, GlaxoSmithKline, or GSK, which acquired Tesaro, Inc. in 2018, is currently developing, and we also plan to develop, ZEJULA as both a monotherapy and in combination with any potential anti-VEGF or PD-1/PD-L1 treatments. However, we did not develop or obtain regulatory approval for, and we do not manufacture or sell, any anti-VEGF or PD-1/PD-L1 treatments or any other therapeutic we use in combination with our drug candidates. We may also seek to develop our drug candidates in combination with other therapeutics in the future.

If the NMPA, FDA or another regulatory agency revokes its approval of any anti-VEGF or PD-1/PD-L1 treatments or another therapeutic we use in combination with our drug candidates, we will not be able to market our drug candidates in combination with such revoked therapeutic. If safety or efficacy issues arise with these or other therapeutics that we seek to combine with our drug candidates in the future, we may experience significant regulatory delays, and we may be required to redesign or terminate the applicable clinical trials. In addition, if manufacturing or other issues result in a supply shortage of any anti-VEGF or PD-1/PD-L1 treatments or any other combination therapeutics, we may not be able to successfully commercialize ZEJULA and/or any other of our products or drug candidates on our current timeline or at all.

Even after obtaining regulatory approval for use in combination with any anti-VEGF or PD-1/PD-L1 treatments, as applicable, or another therapeutic, we would continue to be subject to the risk that the NMPA, FDA or another regulatory agency could revoke its approval of the combination therapeutic, or that safety, efficacy, manufacturing or supply issues could arise with one of these combination therapeutics. This could result in ZEJULA or one of our other products being removed from the market or being less successful commercially.

We face substantial competition, which may result in our competitors discovering, developing or commercializing drugs before or more successfully than we do, or develop products or therapies that are more advanced or effective than ours, which may adversely affect our financial condition and our ability to successfully market or commercialize our products and drug candidates.

The development and commercialization of new medical device products and drugs is highly competitive. We face competition with respect to our current products and drug candidates, and will face competition with respect to any drug candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies, biotechnology companies, and medical device companies worldwide. For example, there are a number of large pharmaceutical and biotechnology companies that currently market drugs or are pursuing the development of therapies in the field of poly ADP ribose polymerase, or PARP, inhibition to treat cancer. Some of these competitive drugs and therapies are based on scientific approaches that are the same as or similar to that of our drug candidates. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Specifically, there are a large number of companies developing or marketing treatments for oncology, autoimmune and infectious diseases including many major pharmaceutical and biotechnology companies.

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

Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize products or drugs that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than products or drugs that we may develop. Our competitors also may obtain NMPA, FDA or other regulatory approval for their products or drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, technologies developed by our competitors may render our products or potential drug candidates uneconomical or obsolete, and we may not be successful in marketing our products or drug candidates against competitors.

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

There is a risk of failure for each of our drug candidates. It is difficult to predict when or if any of our drug candidates will prove effective and safe in humans or will receive regulatory approval. Before obtaining regulatory approval from regulatory authorities for the sale of any drug candidate, our drug candidates must complete pre-clinical studies and then conduct extensive clinical trials to demonstrate the safety and efficacy of our drug candidates in humans. Clinical testing is expensive, difficult to design and implement, and can take many years to complete. The outcomes of pre-clinical development testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their drug candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain regulatory approval of their drug candidates. Future clinical trials of our drug candidates may not be successful. For example, ZL-2301 failed to meet its primary endpoint of overall survival, or OS, noninferiority for ZL-2301 versus sorafenib in Phase III trials in patients with HCC conducted by Bristol-Myers Squibb Company, or Bristol-Myers Squibb, before we licensed the development rights from them. In addition, ZL-2301 showed no difference when compared to placebo in the primary efficacy endpoint. Although we believe that ZL-2301 has the potential to be an effective treatment for Chinese patients and merits further clinical trials patients, we cannot guarantee that our future clinical trials of ZL-2301 in Chinese patients will be successful.

Commencement of clinical trials is subject to finalizing the trial design based on ongoing discussions with the NMPA, FDA and/or other regulatory authorities. The NMPA, FDA and other regulatory authorities could change their position on the acceptability of trial designs or clinical endpoints, which could require us to complete additional clinical trials or impose approval conditions that we do not currently expect. Successful completion of our clinical trials is a prerequisite to submitting an NDA (or analogous filing) to the NMPA, FDA and/or other regulatory authorities for each drug candidate and, consequently, the ultimate approval and commercial marketing of our drug candidates. We do not know whether the clinical trials for our drug candidates will begin or be completed on schedule, if at all.

We may incur additional costs or experience delays in completing pre-clinical or clinical trials, or ultimately be unable to complete the development and commercialization of our products and drug candidates.

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

•

the number of patients required for clinical trials of our products and drug candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

•

third-party contractors used in our clinical trials may fail to comply with regulatory requirements or meet their contractual obligations in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators;

•	the ability to conduct a companion diagnostic test to identify patients who are likely to benefit from our products and drug candidates;
•

we may elect to, or regulators, IRBs or ethics committees may require that we or our investigators, suspend or terminate clinical research for various reasons, including non-compliance with regulatory requirements or a finding that participants are being exposed to unacceptable health risks;

•	the cost of clinical trials of our products and drug candidates may be greater than we anticipate;
•	the supply or quality of our products and drug candidates or other materials necessary to conduct clinical trials of our drug candidates may be insufficient or inadequate; and
•

our products and drug candidates may have undesirable side effects or unexpected characteristics, causing us or our investigators, regulators, IRBs or ethics committees to suspend or terminate the trials, or reports may arise from pre-clinical or clinical testing of other cancer therapies that raise safety or efficacy concerns about our products and drug candidates.

We could encounter regulatory delays if a clinical trial is suspended or terminated by us or, as applicable, the IRBs or the ethics committee of the institutions in which such trials are being conducted, by the data safety monitoring board, which is an independent group of experts that is formed to monitor clinical trials while ongoing, or by the NMPA, FDA or other regulatory authorities. Such authorities may impose a suspension or termination due to a number of factors, including: a failure to conduct the clinical trial in accordance with regulatory requirements or the applicable clinical protocols, inspection of the clinical trial operations or trial site by the NMPA, FDA or other regulatory authorities that results in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Many of the factors that cause a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our drug candidates. Further, the NMPA, FDA or other regulatory authorities may disagree with our clinical trial design or our interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials.

If we are required to conduct additional clinical trials or other testing of our products or drug candidates beyond those that are currently contemplated, if we are unable to successfully complete clinical trials of our products or drug candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	be delayed in obtaining regulatory approval for our products and drug candidates;
•	not obtain regulatory approval at all;
•	obtain approval for indications or patient populations that are not as broad as intended or desired;
•	be subject to post-marketing testing requirements;
•	encounter difficulties obtaining or be unable to obtain reimbursement for use of our products and drug candidates;
•	be subject to restrictions on the distribution and/or commercialization of our products and drug candidates; or
•	have our products and drug candidates removed from the market after obtaining regulatory approval.

Our product and drug development costs will also increase if we experience delays in testing or regulatory approvals. We do not know whether any of our clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant pre-clinical study or clinical trial delays also could allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our products and drug candidates and may harm our business and results of operations. Any delays in our clinical development programs may harm our business, financial condition and prospects significantly.

If we experience delays or difficulties in the enrollment of patients in clinical trials, the progress of such clinical trials and our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our products and drug candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the NMPA, FDA or similar regulatory authorities. In particular, we have designed many of our clinical trials, and expect to design future trials, to include some patients with the applicable genomic mutation with a view to assessing possible early evidence of potential therapeutic effect. Genomically defined diseases, however, may have relatively low prevalence, and it may be difficult to identify patients with the applicable genomic mutation. The inability to enroll a sufficient number of patients with the applicable genomic alteration or that meet other applicable criteria for our clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether.

In addition, some of our competitors have ongoing clinical trials for products or drug candidates that treat the same indications as our products or drug candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ products or drug candidates.

Patient enrollment may be affected by other factors including:

•	the severity of the disease under investigation;
•	the total size and nature of the relevant patient population;
•	the design and eligibility criteria for the clinical trial in question;
•	the availability of an appropriate genomic screening test;
•	the perceived risks and benefits of the product or drug candidate under study;
•	the efforts to facilitate timely enrollment in clinical trials;
•	the patient referral practices of physicians;
•	the availability of competing therapies also undergoing clinical trials;
•	the ability to monitor patients adequately during and after treatment; and
•	the proximity and availability of clinical trial sites for prospective patients.

Enrollment delays in our clinical trials may result in increased development costs for our products and drug candidates, which could cause the value of our company to decline and limit our ability to obtain additional financing.

Our products and drug candidates may cause undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following regulatory approval, if any.

Undesirable side effects caused by our products or drug candidates could cause us to interrupt, delay or halt clinical trials or could cause regulatory authorities to interrupt, delay or halt our clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the NMPA, FDA or other regulatory authorities. In particular, as is the case with all oncology products and drugs, it is likely that there may be side effects, such as fatigue, nausea and low blood cell levels, associated with the use of certain of our oncology products or drug candidates. For example, the known adverse events for ZEJULA include thrombocytopenia, anemia and neutropenia and for ZL-2301, the known adverse events include hyponatremia, AST elevation, fatigue, hand-foot skin reaction and hypertension. The results of our products’ or drug candidates’ trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, trials of our products or drug candidates could be suspended or terminated and the NMPA, FDA or comparable regulatory authorities could order us to cease further development of or deny approval of our products or drug candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Additionally, our products and drug candidates could cause undesirable side effects related to off-target toxicity. For example, many of the currently approved PARP inhibitors have been associated with off-target toxicities. While we believe that the superior selectivity of ZEJULA has the potential to significantly improve the unfavorable adverse off-target toxicity issues, if patients were to experience off-target toxicity, we may not be able to achieve an effective dosage level (especially in combination therapies), receive or maintain approval to market in additional jurisdictions, or achieve the commercial success we anticipate with respect to, any of our products and drug candidates, which could prevent us from ever generating revenue or achieving profitability. Many compounds that initially showed promise in early stage testing for treating cancer have later been found to cause side effects that prevented further development of the compound.

Clinical trials assess a sample of the potential patient population. With a limited number of patients and duration of exposure, rare and severe side effects of our products or drug candidates may only be uncovered with a significantly larger number of patients exposed to the drug candidate. Even after a product or drug candidate receives regulatory approval, if we, our partners or others identify undesirable side effects caused by such drug candidates (or any other similar drugs) after such approval, a number of potentially significant negative consequences could result, including:

•	the NMPA, FDA or other comparable regulatory authorities may withdraw or limit their approval of such products or drug candidates;
•	the NMPA, FDA or other comparable regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contra-indication;
•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;
•	we may be required to change the way such products or drug candidates are distributed or administered, conduct additional clinical trials or change the labeling of our products or drug candidates;
•

the NMPA, FDA or other comparable regulatory authorities may require a Risk Evaluation and Mitigation Strategy, or REMS (or analogous requirement), plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;

•	we may be subject to regulatory investigations and government enforcement actions;
•	we may decide to remove such products or drug candidates from the marketplace;
•	we could be sued and held liable for injury caused to individuals exposed to or taking our products or drug candidates; and
•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected products or drug candidates and could substantially increase the costs of commercializing our products and drug candidates, if approved, and significantly impact our ability to successfully commercialize our products and drug candidates and generate revenue.

If we are unable to obtain NMPA approval for our products and drug candidates to be eligible for an expedited registration pathway as Category 1 drug candidates, the time and cost we incur to obtain regulatory approvals may increase. Even if we receive such Category 1 designation, it may not lead to a faster development, review or approval process.

The NMPA categorizes domestically-manufactured innovative drug applications as Category 1, provided such drug has a new and clearly defined structure, pharmacological property and apparent clinical value and has not been marketed anywhere in the world. Domestically developed and manufactured innovative drugs will be attributed to Category 1 for their CTA and NDA applications. While some multinational pharmaceutical companies may file CTAs with the NMPA prior to approval of a drug in another country in order to take advantage of Category 1 classification, such drug will most likely be assigned to Category 5, a class designated for drugs that were approved outside China before the NMPA approval for NDA approval purposes.   This is because, based on historical observations, multinational pharmaceutical companies would typically not prioritize China as the first market for product launch, hence subjecting the drug to the Category 5 status. Because margetuximab and ETX2514 are imported drug products, they will be subject to Category 5 status if they are approved by the NMPA. Our CTAs for ZEJULA, ZL-2301, ZL-2302 and ZL-2401 were approved as Category 1 drugs by the NMPA. Other than FPA144, all of our other clinical stage drug candidates are eligible for Category 1 designation. A Category 1 designation by the NMPA may not be granted for any of our other drug candidates that will not be first approved in China, or may not lead to faster development or regulatory review or approval process. Moreover, a Category 1 designation does not increase the likelihood that our product or drug candidates will receive regulatory approval. Optune is a medical device and does not follow the NMPA drug categorization.

Furthermore, despite positive regulatory changes introduced since 2015 which significantly accelerated time to market for innovative drugs, the regulatory process in China is still relatively ambiguous and unpredictable.  The NMPA might require us to change our planned clinical study design or otherwise spend additional resources and effort to obtain approval of our drug candidates. In addition, policy changes may contain significant limitations related to use restrictions for certain age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. If we are unable to obtain regulatory approval for our drug candidates in one or more jurisdictions, or any approval contains significant limitations, we may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of our drug candidates or any other drug candidate that we may in-license, acquire or develop in the future.

Even if we receive regulatory approval for our products or any drug candidates, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense, and if we fail to comply with ongoing regulatory requirements or experience any unanticipated problems with any of our products or drug candidates, we may be subject to penalties.

Even after obtaining regulatory approval, our products and drug candidates will be subject to, among other things, ongoing regulatory requirements governing the labeling, packaging, promotion, recordkeeping and submission of safety, efficacy and other post-market information. These requirements include submissions of safety and other post-marketing information and reports, registration, and continued compliance with cGMPs and GCPs. For example, ZEJULA and Optune will continue to be subject to post-approval development and regulatory requirements, which may limit how they are manufactured and marketed, and could materially impair our ability to generate revenue. As such, we and our partners and any of our and their respective contract manufacturers will be subject to ongoing review and periodic inspections to assess compliance with applicable post-approval regulations. Additionally, to the extent we want to make certain changes to the approved products, product labeling, or manufacturing processes, we will need to submit new applications or supplements to the Hong Kong Department of Health and the NMPA and obtain the agencies’ approval.

Additionally, any additional regulatory approvals that we receive for our products or drug candidates may also be subject to limitations on the approved indicated uses for which the products or drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase IV studies for the surveillance and monitoring the safety and efficacy of the products or drug.

In addition, once a product or drug is approved by the NMPA, FDA or a comparable regulatory authority for marketing, it is possible that there could be a subsequent discovery of previously unknown problems with the product or drug, including problems with third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements. If any of the foregoing occurs with respect to our products or drug products, it may result in, among other things:

•	restrictions on the marketing or manufacturing of the product or drug, withdrawal of the product or drug from the market, or voluntary or mandatory product or drug recalls;
•	fines, warning letters or holds on clinical trials;
•

refusal by the NMPA, FDA or comparable regulatory authority to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product or drug license approvals;

•	drug seizure or detention, or refusal to permit the import or export of the product or drug; and
•	injunctions or the imposition of civil, administrative or criminal penalties.

Any government investigation of alleged violations of law could require us to expend significant time and resources and could generate negative publicity. Moreover, regulatory policies may change or additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our products or drug candidates. If we are not able to maintain regulatory compliance, regulatory approval that has been obtained may be lost and we may not achieve or sustain profitability, which may harm our business, financial condition and prospects significantly.

The incidence and prevalence for target patient populations of our products and drug candidates are based on estimates and third-party sources. If the market opportunities for our products and drug candidates are smaller than we estimate or if any approval that we obtain is based on a narrower definition of the patient population, our revenue and ability to achieve profitability might be materially and adversely affected.

Periodically, we make estimates regarding the incidence and prevalence of target patient populations for particular diseases based on various third-party sources and internally generated analysis and use such estimates in making decisions regarding our product and drug development strategy, including acquiring or in-licensing products or drug candidates and determining indications on which to focus in pre-clinical or clinical trials.

These estimates may be inaccurate or based on imprecise data. For example, the total addressable market opportunity will depend on, among other things, their acceptance by the medical community and patient access, product and drug pricing and reimbursement. The number of patients in the addressable markets may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products or drugs, or new patients may become increasingly difficult to identify or gain access to, all of which may significantly harm our business, financial condition, results of operations and prospects.

The recent restructure of the drug regulatory authorities may delay approval of our products or drug candidates.

On March 17, 2018, China’s highest legislative body, the National People’s Congress, approved a sweeping government restructuring plan.  This is generally considered to be the most comprehensive government restructuring that China has undertaken since its “Open Door” policy in the late 1970s.  As part of the new plan, China has established a State Market Regulatory Administration (SMRA), which merges and undertakes the responsibilities previously held by the China Food and Drug Administration, the State Administration for Industry and Commerce (SAIC), General Administration of Quality Supervision, Inspection and Quarantine (AQSIQ), price supervision and antitrust enforcement responsibilities previously held by the National Development and Reform Commission (NDRC), the antitrust enforcement responsibilities previously held by the Ministry of Commerce (MOFCOM) and the Antimonopoly and Anti-Unfair Competition Bureau of State Council, as well as the responsibilities previously held by the Certification and Accreditation Administration (CAC), and the Standardization Administration of China (SAC).

The new NMPA reports to the SMRA, is responsible for the review and approval of drugs, medical devices and cosmetics, and maintains its own branches at the provincial level and leave the post-approval enforcement authorities at the local level to the consolidated SMRA branches.

Although the NMPA is fully functional as of 2018, the reorganization will continue at the provincial and local levels through the first quarter of 2019.  This massive restructuring exercise could result in the delay of key decision-making in various sectors, including the pharmaceutical and medical device industry.  In addition, there could be delays in the NMPA’s implementation of the new reform initiatives and disruption in the NMPA’s routine operations due to personnel reshuffling during this process.

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

We expect to experience significant growth in the number of our employees and consultants and the scope of our operations, particularly in the areas of drug development, drug commercialization, regulatory affairs and business development. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations, and have a materially adverse effect on our business.

In addition to in-licensing or acquiring drug candidates, we may engage in future business acquisitions that could disrupt our business, cause dilution to our ADS holders and harm our financial condition and operating results.

We have, from time to time, evaluated partnership opportunities or investments and may, in the future, make acquisitions of, or investments in, companies that we believe have products or capabilities that are a strategic or commercial fit with our current drug candidates and business or otherwise offer opportunities for our company. In connection with these acquisitions or investments, we may:

•	issue stock that would dilute our ADS holders’ percentage of ownership;
•	incur debt and assume liabilities; and
•	incur amortization expenses related to intangible assets or incur large and immediate write-offs.

We also may be unable to find suitable acquisition candidates and we may not be able to complete partnership opportunities or investments on favorable terms, if at all. If we do enter into partnership opportunities or investments, we cannot assure you that it will ultimately strengthen our competitive position or that it will not be viewed negatively by customers, financial markets or investors. Further, future partnership opportunities or investments could also pose numerous additional risks to our operations, including:

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

We may not be able to complete one or more partnership opportunities or investments or effectively integrate the operations, products or personnel gained through any such partnership opportunities or investments without a material adverse effect on our business, financial condition and results of operations.

We may need to significantly concede on prices for ZEJULA, Optune or our other drug candidates and devices for which we may receive regulatory approval in China, the United States or other countries and face uncertainty of reimbursement, which could diminish our sales or affect our profitability.

The regulations that govern pricing and reimbursement for pharmaceutical drugs and devices vary widely from country to country. In China, the newly created National Healthcare Security Administration, or NHSA, an agency responsible for administering China’s social security system, organized a price negotiation with drug companies for 18 oncology drugs in October 2018, which resulted in a price reduction by over 50%.  NHSA, together with other government authorities, review the inclusion or removal of drugs from the PRC’s National Drug Catalog for Basic Medical Insurance, Work-related Injury Insurance and Maternity Insurance, or the National Reimbursable Drug List, or the NRDL, or provincial or local medical insurance catalogues for the National Medical Insurance Program regularly, and the tier under which a drug or device will be classified, both of which affect the amounts reimbursable to program participants for their purchases of those drugs. These determinations are made based on a number of factors, including price and efficacy.  The NHSA included 17 of the 18 oncology drugs on the NRDL after the price negotiation.

We may also be invited to attend the price negotiation with NHSA upon receiving regulatory approval in China, but we will likely need to significantly reduce our prices, and to negotiate with each of the provincial healthcare security administrations on reimbursement ratios.  If we were to successfully launch commercial sales of our oncology-based drug candidates, including ZEJULA and Optune, our revenue from such sales is largely expected to be self-paid by patients, which may make our drug candidates and devices less desirable. On the other hand, if the NHSA or any of its local counterpart includes our drugs and devices in the NRDL or provincial RDL, which may increase the demand for our drug candidates and devices, our potential revenue from the sales of our drug candidates and devices may still decrease as a result of lower prices.

Moreover, eligibility for reimbursement in either China or the United States does not imply that any drug or device will be paid for in all cases or at a rate that covers our costs, including licensing fees, research, development, manufacture, sale and distribution.

Within the United States, significant uncertainty exists regarding the coverage and reimbursement status of drug products approved by the FDA.  Sales of approved drugs and devices depend, in part, on the availability of coverage and the adequacy of reimbursement from third-party payors. Third-party payors include government authorities or government healthcare programs, such as Medicare and Medicaid, and private health insurance, including managed care plans.  Coverage and reimbursement may vary from payor to payor.  Net prices for drugs or devices may be reduced by discounts or rebates required by U.S. government healthcare programs or requested by private payors and by any future relaxation of laws that presently restrict imports of drugs and devices from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and profitable payment rates from both governmental and private payors for any approved drugs that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize drugs and our overall financial condition.

In the United States, federal and state governments continue to propose and pass legislation designed to reform delivery of, or payment for, health care, which include initiatives to reduce the cost of healthcare. For example, in March 2010, the United States Congress enacted the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act, or the Healthcare Reform Act, which expanded health care coverage through Medicaid expansion and the implementation of the individual mandate for health insurance coverage and which included changes to the coverage and reimbursement of drug products under government healthcare programs. Under the Trump administration, there have been ongoing efforts to modify or repeal all or certain provisions of the Healthcare Reform Act. For example, tax reform legislation was enacted at the end of 2017 that eliminates the tax penalty established under Healthcare Reform Act for individuals who do not maintain mandated health insurance coverage beginning in 2019. The Healthcare Reform Act has also been subject to judicial challenge.  In December 2018, a federal district court, in a challenge brought by a number of state attorneys general, found the Healthcare Reform Act unconstitutional in its entirety because, once Congress repealed the individual mandate provision, there was no longer a basis to rely on Congressional taxing authority to support enactment of the law. Pending appeals, which could take some time, the Healthcare Reform Act is still operational in all respects.

There have also been efforts by government officials or legislators to implement measures to regulate prices or payment for pharmaceutical products and devices, including legislation on drug importation. Recently, there has been considerable public and government scrutiny of pharmaceutical pricing and proposals to address the perceived high cost of pharmaceuticals. There have also been recent state legislative efforts to address drug and medical device costs, which generally have focused on increasing transparency around drug and medical device costs or limiting drug and medical device prices.

Adoption of new legislation at the federal or state level could affect demand for, or pricing of, our product candidates and devices if approved for sale in the United States. We cannot, however, predict the ultimate content, timing or effect of any other federal and state reform efforts. There is no assurance that federal or state health care reform will not adversely affect our future business and financial results.

Companies in China that manufacture or sell drugs and medical devices are required to comply with extensive regulations and hold a number of permits and licenses to carry on their business. Our ability to obtain and maintain these regulatory approvals is uncertain, and future government regulation may place additional burdens on our efforts to commercialize our drug candidates.

The life sciences industry in China is subject to extensive government regulation and supervision. The regulatory framework addresses all aspects of operating in the pharmaceutical industry, including approval, registration, production, distribution, packaging, labelling, storage and shipment, advertising, licensing and certification requirements and procedures, periodic renewal and reassessment processes, registration of new products and environmental protection. Violation of applicable laws and regulations may materially and adversely affect our business. In order to manufacture and distribute drug and medical device products in China, we are required to:

•	obtain a manufacturing permit and GMP certificate for each production facility from the NMPA and its relevant branches for the manufacture of drug and device products;
•	obtain a marketing authorization, which includes an approval number, from the NMPA for each drug or device manufactured by us;
•	obtain a distribution permit (or record filing) and good supply practice, or GSP, certificate from the NMPA and its relevant branches; and
•	renew the manufacturing permits, the distribution permits (or record-filing), marketing authorizations, GMP certificates and GSP certificates every five years, among other requirements.

If we are unable to obtain or renew such permits or any other permits or licenses required for our operations, will not be able to engage in the commercialization, manufacture and distribution of our products and drug candidates and our business may be adversely affected.

The regulatory framework governing the pharmaceutical industry in China is subject to change and amendment from time to time. Any such change or amendment could materially and adversely impact our business, financial condition and prospects. The PRC government has introduced various reforms to the Chinese healthcare system in recent years and may continue to do so, with an overall objective to expand basic medical insurance coverage and improve the quality and reliability of healthcare services without incurring significant fiscal burden. The specific regulatory changes under the reform still remain uncertain. The implementing measures to be issued may not be sufficiently effective to achieve the stated goals, and as a result, we may not be able to benefit from such reform to the level we expect, if at all. Moreover, the reform could give rise to regulatory developments, such as more burdensome administrative procedures, which may have an adverse effect on our business and prospects.

For further information regarding government regulation in China and other jurisdictions, see “Regulation—Government Regulation of Pharmaceutical Product Development and Approval,” “Regulation—Coverage and Reimbursement” and “Regulation—Other Healthcare Laws.”

If we breach our license or other intellectual property-related agreements for our products or drug candidates or otherwise experience disruptions to our business relationships with our licensors, we could lose the ability to continue the development and commercialization of our products and drug candidates.

Our business relies, in large part, on our ability to develop and commercialize products and drug candidates we have licensed and sublicensed from third parties including ZEJULA from Tesaro (now GSK), Optune (TTFields) from Novocure Limited, or Novocure, ZL-2301 from Bristol-Myers Squibb, ZL-2401 from Paratek, FPA144 from Five Prime, ETX2514 from Entasis and margetuximab, MGD013 and a pre-clinical multi-specific TRIDENT molecule from MacroGenics Inc.  Because our license from Paratek was granted to us by a subsidiary of Paratek, our license may not encumber all intellectual property rights owned or controlled by the affiliate of Paratek and relevant to our drug candidates. If we have not obtained a license to all intellectual property rights owned or controlled by such affiliates of our licensors that are relevant to our products and drug candidates, we may need to obtain additional licenses to such intellectual property rights which may not be available on an exclusive basis, on commercially reasonable terms or at all. In addition, if our licensors breach such agreements, we may not be able to enforce such agreements against our licensors’ parent entity or affiliates. Under each of our license and intellectual property-related agreements, in exchange for licensing or sublicensing us the right to develop and commercialize the applicable drug candidates, our licensors will be eligible to receive from us milestone payments, tiered royalties from commercial sales of such drug candidates, assuming relevant approvals from government authorities are obtained, or other payments. Our license and intellectual property-related agreements also require us to comply with other obligations including development and diligence obligations, providing certain information regarding our activities with respect to such drug candidates and/or maintaining the confidentiality of information we receive from our licensors. For example, under our agreements relating to ZEJULA and ZL-2301, we are required to use commercially reasonable efforts to conduct the necessary pre-clinical, clinical, regulatory and other activities necessary to develop and commercialize such drug candidates in the licensed territories. We are also obligated to use commercially reasonable efforts to develop and commercialize Optune, margetuximab, MGD013, a pre-clinical multi-specific TRIDENT molecule, ZL-2401, ZL-2302, FPA144 and ETX2514 in certain of their respective licensed territories, in each case, under their respective license agreements.

If we fail to meet any of our obligations under our license and intellectual property-related agreements, our licensors have the right to terminate our licenses and sublicenses and, upon the effective date of such termination, have the right to re-obtain the licensed and sub-licensed technology and intellectual property. If any of our licensors terminate any of our licenses or sublicenses, we will lose the right to develop and commercialize our applicable products and drug candidates and other third parties may be able to market products or drug candidates similar or identical to ours. In such case, we may be required to provide a grant back license or expand an existing license to the licensors under our own intellectual property with respect to the terminated products. For example, if our agreement with Sanofi for ZL-2302 terminates for any reason, we are required to grant Sanofi an exclusive license with respect to certain of our owned patents and know-how that are necessary to exploit ZL-2302 in the field of oncology in the regions where the license is terminated. In addition, if our agreements with GSK for ZEJULA terminate for any reason, we are required to grant GSK an exclusive license to certain of our intellectual property rights that relate to ZEJULA, as applicable. Furthermore, if our agreement with MacroGenics for margetuximab, MGD013 and a pre-clinical multi-specific TRIDENT molecule is terminated by MacroGenics for certain reasons, we are required to grant MacroGenics an option to convert the non-exclusive license granted to MacroGenics to use certain of our intellectual property rights that relate to margetuximab, MGD013 and a pre-clinical multi-specific TRIDENT molecule in China, Hong Kong, Macau and Taiwan to an exclusive license. While we would expect to exercise all rights and remedies available to us, including seeking to cure any breach by us, and otherwise seek to preserve our rights under the intellectual property rights licensed and sublicensed to us, we may not be able to do so in a timely manner, at an acceptable cost or at all. In particular, some of the milestone payments are payable upon our drug candidates reaching development milestones before we have commercialized, or received any revenue from, sales of such drug candidate, and we cannot guarantee that we will have sufficient resources to make such milestone payments. Any uncured, material breach under the license agreements could result in our loss of exclusive rights and may lead to a complete termination of our rights to the applicable drug candidate. Any of the foregoing could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

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

Moreover, certain of our licensors do not own some or all of the intellectual property included in the license, but instead have licensed such intellectual property from a third party, and have granted us a sub-license. As a result, the actions of our licensors or of the ultimate owners of the intellectual property may affect our rights to use our sublicensed intellectual property, even if we are in compliance with all of the obligations under our license agreements. For example, our licenses from GSK, Paratek, and MacroGenics comprise sublicenses to us of certain intellectual property rights owned by third parties that are not our direct licensors. If our licensors were to fail to comply with their obligations under the agreements pursuant to which they obtain the rights that are sublicensed to us, or should such agreements be terminated or amended, our rights to the applicable licensed intellectual property may be terminated or narrowed, our exclusive licenses may be converted to non-exclusive licenses, and our ability to produce and sell our products and drug candidates may be materially harmed. In addition, our license from Paratek is limited to intellectual property rights under the control of Paratek Bermuda, Ltd. To the extent Paratek Bermuda, Ltd. loses control over any of the licensed intellectual property rights for any reason, we will no longer be licensed to such intellectual property rights to use, develop and otherwise commercialize ZL-2401. Any of the foregoing could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed or sublicensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected products or drug candidates, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

Product liability claims or lawsuits could cause us to incur substantial liabilities.

We face an inherent risk of product liability exposure related to the use of our products and drug candidates in clinical trials or any products or drug candidates we may decide to commercialize and manufacture. If we cannot successfully defend against claims that the use of such products or drug candidates in our clinical trials or any products that we procure from third-party manufacturers, or that we may choose to manufacture at our production facilities in the future, including any of our products or drug candidates which receive regulatory approval, caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	significant negative media attention and reputational damage;
•	withdrawal of clinical trial participants and inability to continue clinical trials;
•	significant costs to defend the related litigation;
•	substantial monetary awards to trial participants or patients;
•	the inability to commercialize any products or drug candidates that we may develop;
•	initiation of investigations by regulators;
•	a diversion of management’s time and our resources; and
•	a decline in the ADS price.

Existing PRC laws and regulations do not require us to have, nor do we currently, maintain liability insurance to cover product liability claims. We do not have business liability, or in particular, product liability insurance for each of our products and drug candidates. Any litigation might result in substantial costs and diversion of resources. While we maintain liability insurance for certain clinical trials (which covers the patient human clinical trial liabilities including, among others, bodily injury), this insurance may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products or drugs we develop, alone or with our collaborators.

The research and development projects under our internal discovery programs are at an early stage of development. As a result, we are unable to predict if or when we will successfully develop or commercialize any drug candidates under such programs.

Our internal discovery programs are at an early stage of development and will require significant investment and regulatory approvals prior to commercialization. We currently have no drug candidates beyond pre-clinical trials under our internal discovery programs. Each of our drug candidates will require additional clinical and preclinical development, management of clinical, preclinical and manufacturing activities, obtaining regulatory approval, obtaining manufacturing supply, building of a commercial organization, substantial investment and significant marketing efforts before they generate any revenue from product sales. We are not permitted to market or promote any of our drug candidates before we receive regulatory approval from the NMPA, the FDA or comparable regulatory authorities, and we may never receive such regulatory approval for any such drug candidates.

We cannot be certain that clinical development of any drug candidates from our internal discovery programs will be successful or that we will obtain regulatory approval or be able to successfully commercialize any of our drug candidates and generate revenue. Success in preclinical testing does not ensure that clinical trials will be successful, and the clinical trial process may fail to demonstrate that our drug candidates are safe and effective for their proposed uses. Any such failure could cause us to abandon further development of any one or more of our drug candidates and may delay development of other drug candidates. Any delay in, or termination of, our clinical trials will delay and possibly preclude the filing of any NDAs with the NMPA, the FDA or comparable regulatory authorities and, ultimately, our ability to commercialize our drug candidates and generate product revenue.

If our manufacturing facilities are not approved by regulators, are damaged or destroyed or production at such facilities is otherwise interrupted, our business and prospects would be negatively affected.

In early 2017, we built a small molecule facility capable of supporting clinical and commercial production and in 2018, we built a large molecule facility in Suzhou, China using GE Healthcare FlexFactory platform technology capable of supporting clinical production of our drug candidates. We intend to rely on these facilities for the manufacture of clinical and commercial supply of some of our products or drug candidates. Prior to being permitted to sell any products or drugs produced at these facilities the facilities will need to be inspected and approved by regulatory authorities. If either facility is not approved by regulators or is damaged or destroyed, or otherwise subject to disruption, it would require substantial lead-time to replace our manufacturing capabilities. In such event, we would be forced to identify and rely partially or entirely on third-party contract manufacturers for an indefinite period of time. Any new facility needed to replace an existing production facility would need to comply with the necessary regulatory requirements and be tailored to our production requirements and processes. We also would need regulatory approvals before using any products or drugs manufactured at a new facility in clinical trials or selling any products or drugs that are ultimately approved. Any disruptions or delays at our facility or its failure to meet regulatory compliance would impair our ability to develop and commercialize our products or drug candidates, which would adversely affect our business and results of operations.

We may become involved in lawsuits to protect or enforce our intellectual property.

Competitors may infringe our patent rights or misappropriate or otherwise violate our intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others. This can be expensive and time consuming. Any claims that we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property rights. We may not be able to prevent third parties from infringing upon or misappropriating our intellectual property, particularly in countries where the laws may not protect intellectual property rights as fully as in the United States. An adverse result in any litigation proceeding could put our patent, as well as any patents that may issue in the future from our pending patent applications, at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed. We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

In addition to our issued patent and pending patent applications, we rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position and to protect our drug candidates. We seek to protect these trade secrets, in part, by entering into nondisclosure and confidentiality agreements with parties that have access to them, such as our employees, corporate collaborators, outside scientific collaborators, sponsored researchers, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. However, any of these parties may breach such agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them from using that technology or information to compete with us and our competitive position would be harmed.

Furthermore, many of our employees, including our senior management, were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees, including each member of our senior management, executed proprietary rights, nondisclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. We are not aware of any threatened or pending claims related to these matters or concerning the agreements with our senior management, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

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

The data privacy regime in China is evolving and there may be more stringent compliance requirements for the collection, processing, use, and transfer of personal information and important data.  In the ordinary course of our business, we collect and store sensitive data, including, among other things, legally protected patient health information, personally identifiable information about our employees, intellectual property, and proprietary business information. We manage and maintain our applications and data utilizing on-site systems and outsourced vendors. These applications and data encompass a wide variety of business critical information including research and development information, commercial information and business and financial information. Because information systems, networks and other technologies are critical to many of our operating activities, shutdowns or service disruptions at our company or vendors that provide information systems, networks, or other services to us pose increasing risks. Such disruptions may be caused by events such as computer hacking, phishing attacks, ransomware, dissemination of computer viruses, worms and other destructive or disruptive software, denial of service attacks and other malicious activity, as well as power outages, natural disasters (including extreme weather), terrorist attacks or other similar events. Such events could have an adverse impact on us and our business, including loss of data and damage to equipment and data. In addition, system redundancy may be ineffective or inadequate, and our disaster recovery planning may not be sufficient to cover all eventualities. Significant events could result in a disruption of our operations, damage to our reputation or a loss of revenues, and invite regulator’s scrutiny. In addition, we may not have adequate insurance coverage to compensate for any losses associated with such events.

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

Risks Related to Our Dependence on Third Parties

We rely on third parties to conduct our preclinical and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our products or drug candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for some of our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities. We also rely on third parties to assist in conducting our preclinical studies in accordance with Good Laboratory Practices, or GLP, and the Administrative Regulations on Experimental Animals or the Animal Welfare Act requirements. We and our CROs are required to comply with GCP regulations and guidelines enforced by the NMPA, and comparable foreign regulatory authorities for all of our products or drug candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, investigators and trial sites. If we or any of our CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the NMPA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with ICH-GCP requirements. In addition, our clinical trials must be conducted with products or drugs produced under cGMP requirements. Failure to comply with these regulations may require us to repeat preclinical and clinical trials, which would delay the regulatory approval process.

Our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our on-going clinical, nonclinical and preclinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our products or drug candidates. As a result, our results of operations and the commercial prospects for our products and drug candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed or compromised.

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

If we lose our relationships with CROs, our product or drug development efforts could be delayed.

We rely on third-party vendors and CROs for some of our preclinical studies and clinical trials related to our product or drug development efforts. Switching or adding additional CROs involves additional cost and requires management time and focus. Our CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated. Identifying, qualifying and managing performance of third-party service providers can be difficult, time-consuming and cause delays in our development programs. In addition, there is a natural transition period when a new CRO commences work and the new CRO may not provide the same type or level of services as the original provider. If any of our relationships with our third-party CROs are terminated, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms, and we may not be able to meet our desired clinical development timelines.

We have limited experience manufacturing our products and drug candidates on a large clinical or commercial scale. We are or will be dependent on third party manufacturers for the manufacture of certain of our products and drug candidates as well as on third parties for our supply chain, and if we experience problems with any of these third parties, the manufacture of our products or drug candidates or products could be delayed, which could harm our results of operations.

If our two manufacturing facilities are unable to meet our intended production capacity in a timely fashion, we may have to engage a CMO for the production of clinical supplies of our products or drug candidates.

Additionally, in order to successfully commercialize our products and drug candidates, we will need to identify qualified CMOs for the scaled production of a commercial supply of certain of our products and drug candidates. The CMOs should be drug manufacturers holding GMP certificates with a scope that can cover our drug registration candidates, and such CMO arrangement should be approved by the NMPA’s provincial level branches. We have not yet identified suppliers to support scaled production. If we are unable to arrange for alternative third-party manufacturing sources, or to do so on commercially reasonable terms or in a timely manner, or to obtain the NMPA approval for our CMO arrangement in a timely manner, we may not be able to complete development of our products or drug candidates, or market or distribute them.

We rely on third-party manufacturers to manufacture at least some of our products and drug candidates.  For example, we rely on MacroGenics to manufacture and supply margetuximab, MGD013, and a pre-clinical multi-specific TRIDENT molecule, and Novocure to manufacture and supply Optune pursuant to our license agreements with MacroGenics and Novocure.

Such reliance entails risks to which we would not be subject to if we manufactured drug candidates or products ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing or supply agreement by the third party because of factors beyond our control (including a failure to synthesize and manufacture our drug candidates or any products we may eventually commercialize in accordance with our specifications) and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to us. In addition, the NMPA and other regulatory authorities require that our drug candidates and any products that we may eventually commercialize be manufactured according to cGMP standards. Any failure by our third-party manufacturers to comply with cGMP standards or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of drug candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of our drug candidates. In addition, such failure could be the basis for the NMPA to issue a warning or untitled letter, withdraw approvals for drug candidates previously granted to us, or take other regulatory or legal action, including recall or seizure, total or partial suspension of production, suspension of ongoing clinical trials, refusal to approve pending applications or supplemental applications, detention or product, refusal to permit the import or export of products, injunction, or imposing civil and criminal penalties.

Any significant disruption in our potential supplier relationships could harm our business. We currently source key materials from third parties, either directly through agreements with suppliers or indirectly through our manufacturers who have agreements with suppliers, as well as through our licensors. We anticipate that, in the near term, all key materials will be sourced through third parties. There are a small number of suppliers for certain capital equipment and key materials that are used to manufacture some of our drugs. Such suppliers may not sell these key materials to us or our manufacturers at the times we need them or on commercially reasonable terms. We currently do not have any agreements for the commercial production of these key materials. Any significant delay in the supply of a product or drug candidate or its key materials for an ongoing clinical study could considerably delay completion of our clinical studies, product or drug testing and potential regulatory approval of our products or drug candidates. If we or our manufacturers are unable to purchase these key materials after regulatory approval has been obtained for our drug candidates, the commercialization of our products or the commercial launch of our drug candidates could be delayed or there could be a shortage in supply, which would impair our ability to generate revenues from the sale of our products and drug candidates.

Furthermore, because of the complex nature of our compounds, we or our manufacturers may not be able to manufacture our compounds at a cost or in quantities or in a timely manner necessary to make commercially successful products and drugs. In addition, as our drug development pipeline increases and matures, we will have a greater need for clinical study and commercial manufacturing capacity. We have limited experience manufacturing pharmaceutical products or drugs on a commercial scale and some of our current suppliers will need to increase their scale of production to meet our projected needs for commercial manufacturing, the satisfaction of which on a timely basis may not be met.

We depend on our licensors or patent owners of our in-licensed patent rights to prosecute and maintain patents and patent applications that are material to our business. Any failure by our licensors or such patent owners to effectively protect these patent rights could adversely impact our business and operations.

We have licensed and sublicensed patent rights from third parties for some of our development programs, including ZEJULA from GSK, Optune from Novocure, ZL-2401 from Paratek, ZL-2301 from Bristol-Myers Squibb, ZL-2302 from Sanofi, FPA144 from Five Prime, ETX2514 from Entasis, and margetuximab, MGD013 and a pre-clinical multi-specific TRIDENT molecule from MacroGenics. As a licensee and sublicensee of third parties, we rely on these third parties to file and prosecute patent applications and maintain patents and otherwise protect the licensed intellectual property under certain of our license agreements. In addition, we have not had and do not have primary control over these activities for certain of our patents or patent applications and other intellectual property rights that we jointly own with certain of our licensors and sub-licensors. We cannot be certain that these patents and patent applications have been or will be prepared, filed, prosecuted or maintained by such third parties in compliance with applicable laws and regulations, in a manner consistent with the best interests of our business, or in a manner that will result in valid and enforceable patents or other intellectual property rights that cover our drug candidates. If our licensors or such third parties fail to prepare, prosecute, or maintain such patent applications and patents, or lose rights to those patent applications or patents, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our drug candidates that are subject of such licensed rights could be adversely affected.

Pursuant to the terms of the license agreements with some of our licensors, the licensors may have the right to control enforcement of our licensed patents or defense of any claims asserting the invalidity or unenforceability of these patents. For example, under our agreement with Bristol-Myers Squibb for ZL-2301, Bristol-Myers Squibb has the first right to enforce the licensed patents in China, Hong Kong and Macau, subject to certain exceptions. Under our agreement with Novocure for Optune, Novocure owns and has the right to control all patent application and patent prosecution activities related to Optune in China, Hong Kong, Macau and Taiwan. Similarly, under our agreement with Five Prime for FPA144, Five Prime has the first right to enforce the licensed patents in China, Hong Kong, Macau and Taiwan, subject to certain exceptions. In addition, with respect to the patent portfolio for ZL-2401, which we sub-license from Paratek, Paratek has the first right to enforce such patent portfolio in territories outside of China, Hong Kong, Macau and Taiwan. Similarly, with respect to the patent portfolio for ZEJULA, which we sub-license from GSK, we have the first right to enforce such patent portfolio within China, Hong Kong and Macau. However, GSK maintains the right to enforce such patent portfolio in all other territories or, if we fail to bring an action within 90 days within China, Hong Kong or Macau, GSK can control such enforcement actions in those areas as well. In the case where GSK controls such enforcement actions, although we have rights to consult with GSK on such actions within China, Hong Kong and Macau, rights granted by GSK under ZEJULA to another licensee, such as Janssen Biotech, Inc. to whom GSK has granted an exclusive right to develop ZEJULA for the treatment of prostate cancer, could potentially influence GSK’s interests in the exercise of its prosecution, maintenance and enforcement rights in a manner that may favor the interests of such other licensee as compared with us, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

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

Substantially all of our operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects may be influenced to a significant degree by economic, political, legal and social conditions in China. China’s economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth over the past 40 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are currently applicable to us. In addition, in the past the PRC government implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operation. More generally, if the business environment in China deteriorates from the perspective of domestic or international investment, our business in China may also be adversely affected.

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

In January 2015, the Ministry of Commerce of the PRC, or the MOFCOM, published a discussion draft of the proposed Foreign Investment Law. The Foreign Investment Law passed the legislative review in March 2019, and will be effective as of January 1, 2020.  Foreign-invested entities will enjoy national treatment in industry sectors that are not prohibited or restricted from foreign investment.  The Law imposes information reporting requirements on foreign investors and the applicable foreign invested entities.  Non-compliance with the reporting requirements will result in corrective orders and fines between RMB 100,000 to 500,000.  The Law reinforces the duties of government authorities to protect intellectual property rights and trade secrets of foreign-investment entities.  Government authorities cannot compel technology transfer by administrative means, reveal or provide trade secrets of foreign-invested entities to third parties.  Last but not least, the Law calls for the establishment of a foreign investment security review mechanism, details of which will be further developed by the Chinese government.

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

PRC regulations and rules concerning mergers and acquisitions including the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules with respect to mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, according to the Anti-Monopoly Law of PRC promulgated on August 30, 2007 and the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules issued by the State Council in August 2008 and amended in September 2018, the concentration of business undertakings by way of mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly enforcement agency of the State Council when the threshold is crossed and such concentration shall not be implemented without the clearance of prior notification. In addition, the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprise by Foreign Lenders, or the Security Review Rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire the de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review by structuring the transaction through, among other things, trusts, entrustment or contractual control arrangements. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Our business benefits from certain financial incentives and discretionary policies granted by local governments. Expiration of, or changes to, these incentives or policies would have an adverse effect on our results of operations.

In the past, local governments in China granted certain financial incentives from time to time to our PRC subsidiaries as part of their efforts to encourage the development of local businesses. We received approximately $1.3 million and $0.2 million in financial incentives from local governments in China relating to our business operations in 2018 and 2017, respectively. We also received approximately nil and $0.7 million in financial incentives from local governments in Australia as part of its tax incentive program in 2018 and 2017. The timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We generally do not have the ability to influence local governments in making these decisions. Local governments may decide to reduce or eliminate incentives at any time. In addition, some of the government financial incentives are granted on a project basis and subject to the satisfaction of certain conditions, including compliance with the applicable financial incentive agreements and completion of the specific project therein. We cannot guarantee that we will satisfy all relevant conditions, and if we do so we may be deprived of the relevant incentives. We cannot assure you of the continued availability of the government incentives currently enjoyed by us. Any reduction or elimination of incentives would have an adverse effect on our results of operations.

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

The indirect transfer of equity interest in PRC resident enterprises by a non-PRC resident enterprise, or Indirect Transfer, is potentially subject to income tax in China at a rate of 10% on the gain if such transfer is considered as not having a commercial purpose and is carried out for tax avoidance. The SAT has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years. SAT Circular 7 sets out the scope of Indirect Transfers, which includes any changes in the shareholder’s ownership of a foreign enterprise holding PRC assets directly or indirectly in the course of a group’s overseas restructuring, and the factors to consider in determining whether an Indirect Transfer has a commercial purpose. An Indirect Transfer satisfying all the following criteria will be deemed to lack a bona fide commercial purpose and be taxable under PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable assets; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in China, or 90% or more of its income is derived directly or indirectly from China; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable assets are limited and are insufficient to prove their economic substance; and (iv) the non-PRC tax payable on the gain derived from the indirect transfer of the PRC taxable assets is lower than the potential PRC income tax on the direct transfer of such assets. Nevertheless, a non-resident enterprise’s buying and selling shares or ADSs of the same listed foreign enterprise on the public market will fall under the safe harbor available under SAT Circular 7 and will not be subject to PRC tax pursuant to SAT Circular 7. Under SAT Circular 7, the entities or individuals obligated to pay the transfer price to the transferor shall be the withholding agent and shall withhold the PRC tax from the transfer price. If the withholding agent fails to do so, the transferor shall report to and pay the PRC tax to the PRC tax authorities. In case neither the withholding agent nor the transferor complies with the obligations under SAT Circular 7, other than imposing penalties such as late payment interest on the transferors, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent. The penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

However, as these rules and notices are relatively new and there is a lack of clear statutory interpretation, we face uncertainties regarding the reporting required for and impact on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or the sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the rules and notices. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the relevant transferors from whom we purchase taxable assets to comply, or to establish that our company and other non-resident enterprises in our group should not be taxed under these rules and notices, which may have a material adverse effect on our financial condition and results of operations. There is no assurance that the tax authorities will not apply the rules and notices to our offshore restructuring transactions where non-PRC residents were involved if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-PRC resident investors may be at risk of being taxed under these rules and notices and may be required to comply with or to establish that we should not be taxed under such rules and notices, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We may conduct acquisition transactions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

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

Certain of our investments may be subject to review from the Committee on Foreign Investment in the United States, or CFIUS, which may delay or block a transaction from closing.

The U.S. Congress has passed legislation that will expand the jurisdiction and powers of the CFIUS, the U.S. interagency committee that conducts national security reviews of foreign investment. President Trump signed the Foreign Investment Risk Review Modernization Act (FIRRMA) in August 2018. Pursuant to FIRRMA, in October 2018 CFIUS launched a new “pilot program” that authorizes it to review transactions that include certain non-controlling investments in companies that deal in “critical technology.”  The term “critical technology” includes, among others, technology subject to U.S. export controls and certain “emerging and foundational technology,” a term that is still being defined but that is expected to include a range of U.S. biotechnology.  If an investment by a foreign entity in a U.S. business dealing in “critical technology” meets certain thresholds, a filing with CFIUS is mandatory.

Accordingly, to the extent the U.S. portion of our business decides to take investments from foreign persons, such investments could be subject to CFIUS jurisdiction. To date, none of our investments have been subject to CFIUS review but, depending on the particulars of ongoing or future investments, we may be obligated to secure CFIUS approval before closing, which could delay the time period between signing and closing.  If we determine that a CFIUS filing is not mandatory (or otherwise advisable), there is a risk that CFIUS could initiate its own review, if it determines that the transaction is subject to its jurisdiction.  If an investment raises significant national security concerns, CFIUS has the authority to impose mitigation conditions or recommend that the President block a transaction.

Risks Related to Intellectual Property

If we are unable to obtain and maintain patent protection for our products and drug candidates through intellectual property rights, or if the scope of such intellectual property rights obtained is not sufficiently broad, third parties may compete directly against us.

Our success depends, in part, on our ability to protect our products and drug candidates from competition by obtaining, maintaining and enforcing our intellectual property rights, including patent rights. We seek to protect the products and drug candidates and technology that we consider commercially important by filing PRC and international patent applications, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. We also seek to protect our proprietary position by in-licensing intellectual property relating to our technology and drug candidates. We do not own or exclusively license any issued patents with respect to certain of our products and drug candidates in all territories in which we plan to commercialize our products and drug candidates. For example, we do not own or exclusively license any issued patents covering ZEJULA in Hong Kong and Macau. We do not own or exclusively license any issued patents covering Optune in Hong Kong, Macau or Taiwan. We do not own or exclusively license any issued patents covering margetuximab, MGD013 and a pre-clinical multi-specific TRIDENT molecule in Macau or Taiwan, but we do non-exclusively in-license issued patents in China and Hong Kong and pending patent applications in China, Hong Kong and Taiwan covering them. We do not own or exclusively license any issued patents or pending patent applications covering Optune in Hong Kong, Macau, or Taiwan, but we do exclusively license issued patents and pending patent applications covering Optune in China.  Additionally, we do not own or exclusively license any issued patents covering ZL-2302 in the PRC, but we do in-license a pending patent application relating to ZL-2302 in the PRC. However, we cannot predict whether such patent application or any of our other owned or in-licensed pending patent applications will result in the issuance of any patents that effectively protect our products and drug candidates. If we or our licensors are unable to obtain or maintain patent protection with respect to our products or drug candidates and technology we develop, our business, financial condition, results of operations, and prospects could be materially harmed.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, our license and intellectual property-related agreements may not provide us with exclusive rights to use our in-licensed intellectual property rights relating to the applicable products and drug candidates in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future. For example, under our agreements with GSK for ZEJULA, and Bristol-Myers Squibb for ZL-2301, our licenses are limited to China, Hong Kong, and Macau. In the case of our agreements with Novocure for Optune, Paratek for ZL-2401, Five Prime for FPA144, and MacroGenics for margetuximab, MGD013 and a pre-clinical multi-specific TRIDENT molecule, our licenses are limited to China, Hong Kong, Macau, and Taiwan. Also, in the case of our agreement with Entasis for ETX2514, our license is limited to China, Hong Kong, Macau, Taiwan, Korea, Vietnam, Thailand, Cambodia, Laos, Malaysia, Indonesia, the Philippines, Singapore, Australia, New Zealand and Japan. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in all such fields and territories.

Patents may be invalidated and patent applications, including our in-licensed patent application relating to FP144, Optune, margetuximab, MGD013, or a pre-clinical multi-specific TRIDENT molecule, may not be granted for a number of reasons, including known or unknown prior art, deficiencies in the patent application or the lack of novelty of the underlying invention or technology. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and any other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases, not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in our owned or in-licensed patents or pending patent applications or that we or our licensors were the first to file for patent protection of such inventions. Furthermore, the PRC and, recently, the United States have adopted the “first-to-file” system under which whoever first files a patent application will be awarded the patent if all other patentability requirements are met. Under the first-to-file system, third parties may be granted a patent relating to a technology, which we invented.

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

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the PRC, United States and abroad. We and our licensors may be subject to a third-party preissuance submission of prior art to the United States Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, revocation, re-examination, post-grant and inter partes review, or interference proceedings or similar proceedings in foreign jurisdictions challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our owned or in-licensed patent rights, allow third parties to commercialize our technology, products or drug candidates and compete directly with us without payment to us, or result in our inability to manufacture or commercialize products or drug candidates without infringing, misappropriating or otherwise violating third-party patent rights. Moreover, we, or one of our licensors, may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge the priority of our or our licensor’s invention or other features of patentability of our owned or in-licensed patents and patent applications. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, limit the duration of the patent protection of our technology, or limit the price at which we can sell our products and drug candidates. Such proceedings also may result in substantial costs and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Consequently, we do not know whether any of our technology, products or drug candidates will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our owned or in-licensed patents by developing similar or alternative technologies or products in a non-infringing manner.

Furthermore, the terms of patents are finite. The patents we own or in-license and the patents that may issue from our currently pending owned and in-licensed patent applications generally have a 20-year protection period starting from such patents and patent applications’ earliest filing date. Given the amount of time required for the development, testing and regulatory review of products and new drug candidates, patents protecting such products and drug candidates might expire before or shortly after such products or drug candidates are commercialized. As a result, our owned or in-licensed patents and patent applications may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Moreover, some of our patents and patent applications are, and may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

Our owned or in-licensed patents could be found invalid or unenforceable if challenged in court or before the USPTO or comparable foreign authority.

We or our licensors may become involved in patent litigation against third parties to enforce our owned or in-licensed patent rights, to invalidate patents held by such third parties, or to defend against such claims. A court may refuse to stop the other party from using the technology at issue on the grounds that our owned or in-licensed patents do not cover the third-party technology in question. Further, such third parties could counterclaim that we infringe, misappropriate or otherwise violate their intellectual property or that a patent we or our licensors have asserted against them is invalid or unenforceable. In patent litigation, defendant counterclaims challenging the validity, enforceability or scope of asserted patents are commonplace and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. In addition, third parties may initiate legal proceedings before administrative bodies in the United States or abroad, even outside the context of litigation, against us or our licensors with respect to our owned or in-licensed intellectual property to assert such challenges to such intellectual property rights. Such mechanisms include re-examination, inter partes review, post-grant review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation, cancellation or amendment to our patents in such a way that they no longer cover and protect our products and drug candidates.

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

An adverse result in any litigation or other intellectual property proceeding could put one or more of our patents at risk of being invalidated, rendered unenforceable or interpreted narrowly. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability of our patents covering one or more of our products or drug candidates, we would lose at least part, and perhaps all, of the patent protection covering such products or drug candidates. Competing products or drugs may also be sold in other countries in which our patent coverage might not exist or be as strong. If we lose a foreign patent lawsuit, alleging our infringement of a competitor’s patents, we could be prevented from marketing our products or drugs in one or more foreign countries. Any of these outcomes would have a materially adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to protect our intellectual property in the PRC.

The validity, enforceability and scope of protection available under the relevant intellectual property laws in the PRC are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, intellectual property and confidentiality legal regimes in China may not afford protection to the same extent as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or our licensors to determine the enforceability, scope and validity of our proprietary rights or those of others. As noted above, we may need to rely on our licensors to enforce and defend our technologies. The experience and capabilities of PRC courts in handling intellectual property litigation varies, and outcomes are unpredictable. Further, such litigation may require a significant expenditure of cash and may divert management’s attention from our operations, which could harm our business, financial condition and results of operations. An adverse determination in any such litigation could materially impair our intellectual property rights and may harm our business, prospects and reputation.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting, maintaining and defending patents on products and drug candidates in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States or PRC or from selling or importing products made using our inventions in and into the United States, the PRC or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own competing products and, further, may export otherwise infringing products to territories where we have patent protection or licenses but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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

Changes in either the patent laws or interpretation of the patent laws in the United States, PRC and other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents, including changing the standards of patentability, and any such changes could have a negative impact on our business. For example, in the United States, the Leahy-Smith America Invents Act, or the America Invents Act, which was signed into law in September 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a “first-to-invent” system to a “first-to-file” system as of March 2013, changes to the way issued patents are challenged, and changes to the way patent applications are disputed during the examination process. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post grant proceedings, including post grant review, inter partes review, and derivation proceedings. As a result of these changes, patent law in the United States may favor larger and more established companies that have greater resources to devote to patent application filing and prosecution. The USPTO has developed new and untested regulations and procedures to govern the full implementation of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and, in particular, the first-to-file provisions became effective in March 2013. Substantive changes to patent law associated with the America Invents Act may affect our ability to obtain patents, and if obtained, to enforce or defend them. Accordingly, it is not clear what, if any, impact the America Invents Act will have on the cost of prosecuting our patent applications and our ability to obtain patents based on our discoveries and to enforce or defend any patents that may issue from our patent applications, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our trade secrets could otherwise become known or be independently discovered by our competitors or other third parties. For example, competitors could purchase our products and drug candidates and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe, misappropriate or otherwise violate our intellectual property rights, design around our intellectual property protecting such technology or develop their own competitive technologies that fall outside of our intellectual property rights. If any of our trade secrets were to be disclosed or independently developed by a competitor, we would have no right to prevent them, or others to whom they communicate it, from using that technology or information to compete against us, which may have a material adverse effect on our business, prospects, financial condition and results of operations.

If our products or drug candidates infringe, misappropriate or otherwise violate the intellectual property rights of third parties, we may incur substantial liabilities, and we may be unable to sell or commercialize these products and drug candidates.

Our commercial success depends significantly on our ability to develop, manufacture, market and sell our products and drug candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the patents and other proprietary rights of third parties. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. In the PRC and the United States, invention patent applications are generally maintained in confidence until their publication 18 months from the filing date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and invention patent applications are filed. Even after reasonable investigation, we may not know with certainty whether any third-party may have filed a patent application without our knowledge while we are still developing or producing that product. We may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our technology and any products or drug candidates we may develop, including interference proceedings, post-grant review, inter partes review and derivation proceedings before the USPTO and similar proceedings in foreign jurisdictions.

Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability or priority. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could materially and adversely affect our ability to commercialize any products or drug candidates we may develop and any other products, drug candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. There is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent.

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

defend litigation or administrative proceedings;

reformulate product(s) so that it does not infringe the intellectual property rights of others, which may not be possible or could be very expensive and time consuming;

cease developing, manufacturing and commercializing the infringing technology, products or drug candidates; and

pay such third party significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right.

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

Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management and research personnel. If our defenses to these claims fail, in addition to requiring us to pay monetary damages, a court could prohibit us from using technologies or features that are essential to our products and drug candidates, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate such technologies or features would have a material adverse effect on our business and may prevent us from successfully commercializing our products and drug candidates. In addition, we may lose valuable intellectual property rights or personnel as a result of such claims. Moreover, any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products and drug candidates, which would have a material adverse effect on our business, results of operations and financial condition.

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

If we do not obtain patent term extension and data exclusivity for our products or any drug candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of our products or any drug candidates we may develop, one or more of our owned or in-licensed U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984, or Hatch Waxman Amendments. The Hatch Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. The PRC has not established a patent term extension system, but the government proposed to grant patent term extension to new drugs that will be marketed in and outside China for up to 5 years.  If we are unable to obtain patent term extension or term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•

others may be able to make gene therapy products that are similar to any product or drug candidates we may develop or utilize similar gene therapy technology but that are not covered by the claims of the patents that we license or may own in the future;

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2019. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2020, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Stock Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

The market price for our ADSs has been volatile. From September 19, 2017 to March 15, 2019, the closing price of our ADSs ranged from a high of $34.09 to a low of $14.95 per ADS.

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

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, since August 2008, multiple exchanges in the United States and other countries and regions, including China, experienced sharp declines in response to the growing credit market crisis and the recession in the United States. As recently as October 2018, the exchanges in China experienced a sharp decline. Prolonged global capital markets volatility may affect overall investor sentiment towards our ADSs, which would also negatively affect the trading prices for our ADSs.

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

As discussed in “Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations,” we believe that our Hong Kong subsidiary, Zai Lab (Hong Kong) Limited, was a PFIC for its taxable year ended July 12, 2017 and that the Company and its other subsidiaries were not PFICs for the taxable year ended December 31, 2018 and we do not expect that the Company and its subsidiaries will be treated as PFICs for the current taxable year, although no assurance can be provided in that regard. Notwithstanding the foregoing, the determination of whether we are a PFIC for any taxable year is a factual determination that can be made only after the end of each taxable year and which depends on the composition of our income and the composition and value of our assets for the relevant taxable year. Because we hold a substantial amount of passive assets, including cash, and because the value of our assets for purposes of the PFIC rules (including goodwill) may be determined by reference to the market value of our ADSs, which may be especially volatile due to the early stage of our products and drug candidates, and by how, and how quickly, we spend any cash that is raised in any financing transaction, we cannot give any assurance that we will not be a PFIC for the current or any future taxable year.

Whether or not U.S. holders make a timely “qualified electing fund,” or QEF election or mark-to-market election may affect the U.S. federal income tax consequences to U.S. holders with respect to the acquisition, ownership and disposition of our ADSs. Prospective investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to the ADSs. See “Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

If a United States person is treated as owning at least 10% of our common shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder (as defined below under “Material United States Federal Income Tax Considerations”) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ADSs, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes at least one U.S. subsidiary (Zai Lab (US), LLC), certain of our non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether Zai Lab Limited is treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries, if any, are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholders information that may be necessary to comply with the reporting and tax paying obligations discussed above. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in our ADSs.

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

ITEM 4.     INFORMATION ON THE COMPANY

A. History and Development of the Company

Our company was founded in the Cayman Islands on March 28, 2013 as an exempted company with limited liability under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. Our principal executive offices are located at 4560 Jinke Road, Bldg. 1, 4F, Pudong, Shanghai, China 201210. Our telephone number at that address is +86 21 6163 2588. The address of our registered office in the Cayman Islands is Harbour Place 2nd Floor, 103 South Church Street, P.O. Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 10 E. 40th Street, 10th Floor, New York, NY 10016.

The chart below shows our principal subsidiaries as of February 28, 2019.

Since our founding, we have raised approximately $164.6 million in private equity financing. In September 2017, we completed our initial public offering in the United States, listing on the Nasdaq Global Market, raising approximately $157.7 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. In September 2018, we completed a registered offering of ADSs, raising approximately $140.3 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. In addition, we have received government grants totaling approximately $5.4 million since our inception.

We currently have eight active in-licensed clinical drug candidates for development in China, Hong Kong, Macau and, in certain instances, Taiwan, Australia, New Zealand and other countries throughout Asia, through partnerships with GSK, Bristol-Myers Squibb, Paratek, Five Prime, Entasis, Novocure and MacroGenics. To date, we have made upfront, milestone and clinical cost reimbursement payments totaling approximately $101.4 million since our inception in connection with these licensing arrangements. In early 2017, we built a small molecule drug product facility in Suzhou, China capable of supporting clinical and commercial production. In 2018, we built a large molecule facility in Suzhou, China using GE Healthcare FlexFactory platform technology capable of supporting clinical production of our drug candidates. The cost to complete the small molecule facility was approximately $6.7 million and was paid with cash on hand. The construction of the large molecule facility was completed in 2018, which cost approximately $12.9 million to complete.

Business

Overview of Our Business

We are an innovative, research-based, commercial-stage biopharmaceutical company based in China and the United States focusing on discovering or licensing, developing and commercializing proprietary therapeutics that address areas of large unmet medical need in the China and global markets, including in the fields of oncology, infectious and autoimmune diseases. As part of that effort, we have assembled a leadership team with global experience and an extensive track record in navigating the regulatory process to develop and commercialize innovative drugs first in China and, potentially, the rest of the world. Our mission is to leverage our expertise and insight to address the expanding needs of Chinese patients in order to transform their lives and eventually utilize our China-based competencies to impact human health worldwide.

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

We have a broad and validated innovative pipeline currently consisting of eight clinical-stage drug candidates with potentially differentiated profiles, in addition to other assets, through partnerships with global biopharmaceutical companies. Our clinical-stage portfolio includes seven late-stage assets targeting large, fast growing segments of China’s pharmaceutical market. Across our broader portfolio, we currently have over 20 ongoing or planned clinical trials. We believe that our leadership team’s extensive global drug development expertise, combined with our demonstrated understanding of the pharmaceutical industry, clinical resources and regulatory system in China, has provided us, and will continue to provide us, with opportunities to bring innovative products to market in China efficiently.

Our eight clinical-stage drug candidates were in-licensed for development in China, Hong Kong, Macau and, in certain instances, Taiwan, Australia, New Zealand and other countries throughout Asia. Our clinical trial applications, or CTAs, for four of these drug candidates have been accepted as Category 1 drugs by the NMPA. This classification provides us with a competitive advantage as Category 1 drugs benefit from an expedited review of CTAs and NDAs, as well as commercial benefits.

Our lead drug candidate ZL-2306, or ZEJULA, is an oral, once-daily small molecule PARP 1/2 inhibitor being developed and commercialized outside of China, Hong Kong and Macau by our partner, TESARO, Inc. (recently acquired by GSK). ZEJULA has the potential to be a differentiated drug for treatment across multiple solid tumor types in China, including ovarian and certain other types of cancer. In March 2017, ZEJULA received U.S. Food and Drug Administration, or FDA, marketing approval and in November 2017, it received European Commission European Medicines Agency, or EMA, marketing approval as a maintenance treatment for recurrent platinum-sensitive epithelial ovarian cancer. In April 2017, TESARO (now GSK) commercially launched the product in the United States under the commercial name ZEJULA. In October 2018, the Hong Kong Department of Health approved our application for ZEJULA in Hong Kong for adult patients with platinum-sensitive relapsed high grade serous epithelial ovarian cancer who are in a complete response or partial response to platinum-based chemotherapy and we began commercializing ZEJULA in Hong Kong in the fourth quarter of 2018. In China, our CTA for ZEJULA has been approved as a Category 1 drug by the NMPA across all indications that we aim to pursue. ZEJULA was also designated as a “National Sciences and Technology Major Project” by the Chinese government as part of a key initiative to strengthen local innovation.

We have built a premier, fully integrated drug discovery and development platform that aims to bring both in-licensed and internally-discovered medicines to patients in China and globally. Our in-house research and development team had previously been directly involved in the discovery and development of several innovative drug candidates at Hutchison Medi-Pharma, including fruquintinib and savolitinib. Our in-house research and development team focuses on the development of innovative therapeutics for the treatment of oncology and auto-immune diseases. We have collaborations with academic institutions in China, including Tsinghua University, Shanghai Institute of Materia Medica and Shanghai Institute of Organic Chemistry, the Chinese Academy of Sciences, or CAS, to expand our in-house research projects. Our company has a leadership team with extensive pharmaceutical research, development and commercialization track records in both global and Chinese biopharmaceutical companies. We believe this team and our in-house discovery and development capabilities will enable us to achieve our long-term goal of commercializing our internally discovered innovative medicine for patients worldwide.

We have built our own commercial team consisting of more than 180 employees as of March 1, 2019 to launch our portfolio of drug products. Part of our strategy to become a fully integrated biopharmaceutical company is the ability to produce both large and small molecule therapeutics under global standards, such as current good manufacturing practices, or cGMP. To this end, in the first half of 2017, we built a small molecule drug product facility capable of supporting clinical and commercial production, and in 2018, we built a large molecule facility capable of supporting clinical production of our drug candidates.

Our Innovative Pipeline

We have a broad pipeline of proprietary products and drug candidates that range from discovery stage to late-stage clinical to commercial-stage programs. The following table summarizes our products, clinical-stage drug candidates and programs.

Our Late-Stage Clinical Pipeline

Our eight clinical stage products consist of seven late-stage drug candidates with China rights focus on oncology and infectious diseases, two therapeutic areas where there is a large unmet need and lack of innovative treatment options in China. These drug candidates are:

•

Niraparib (ZEJULA) is a highly potent and selective oral, small molecule PARP 1/2 inhibitor with the potential to be a differentiated drug for treatment across multiple solid tumor types in China, including ovarian and certain types of lung cancers. We have licensed ZEJULA, or niraparib, from Tesaro, which in March 2017 received FDA marketing approval and in November 2017, received EMA marketing approval as ZEJULA for maintenance treatment for women with recurrent platinum-sensitive epithelial ovarian cancer. We believe ZEJULA is uniquely suited for the China marketplace, where there is a large ovarian cancer population. Niraparib was commercially launched by Tesaro in the United States in April 2017. We commercialized ZEJULA in Hong Kong in the fourth quarter of 2018. In China, our IND for ZEJULA has been approved as a Category 1 drug by the NMPA. We initiated the Phase III study of ZEJULA in patients with recurrent platinum-sensitive ovarian cancer as a second-line maintenance therapy in September 2017. In June 2018, we initiated the second Phase III study in patients with platinum-responsive ovarian cancer as a first-line maintenance therapy and dosed our first patient. These studies are similar in design to Tesaro’s clinical studies of niraparib in ovarian cancer. In July 2018, we also initiated a Phase III study in patients with platinum-responsive small cell lung cancer as maintenance therapy. In August 2018, we completed our PK study for Chinese patients with platinum-sensitive ovarian cancer, which demonstrated a comparable PK profile to studies in non-Chinese patients. We continue to explore ZEJULA in patients with small cell lung cancer and other tumors with defects in their DNA repair mechanism. In August 2018, we enrolled the first patient in our Phase III registration trial of ZEJULA as a first-line maintenance therapy in small cell lung cancer in China. This will be the first clinical trial of ZEJULA in this type of cancer. We are also exploring the combination potential of ZEJULA with immuno-oncology therapy, targeted therapy and chemotherapy in the clinically relevant indications.

•

Optune (TTFields) is a new treatment modality known as tumor-treating fields (TTFields) which has demonstrated overall survival benefit in patients with newly diagnosed glioblastoma multiforme, or GMB, in a large randomized controlled clinical trial.  TTFields is an innovative cancer therapy that uses electric fields tuned to specific frequencies to disrupt cell division, inhibiting tumor growth and causing affected cancer cells to die.  Optune is currently marketed in the U.S., EU and Japan for the first line and reoccurring treatment of glioblastoma and has demonstrated clinical proof of concept in multiple other tumor types such as mesothelioma, lung cancer and pancreatic cancer.  Novocure currently has global Phase III studies in brain metastases, non-small cell lung cancer, or NSCLC, and ovarian cancer, which are large commercial opportunities in China.  In September 2018, Zai Lab announced a global strategic development collaboration with Novocure. Zai Lab obtained an exclusive license to develop and commercialize TTFields in Greater China and will also support enrollment of Chinese patients to accelerate clinical trial enrollment for additional indications.  In December, within three months of signing the partnership deal with Novocure, Zai Lab launched Optune in Hong Kong and treated its first patient with newly diagnosed glioblastoma multiforme.

•

Margetuximab is an immune-optimized anti-HER2 monoclonal antibody developed by MacroGenics. In February 2019, MacroGenics announced positive top-line results from its SOPHIA Phase III clinical trial.  Margetuximab demonstrated improved progression-free survival compared to HERCEPTIN (trastuzumab) when used in combination with chemotherapy in patients with HER2+ metastatic breast cancer. We plan to discuss with the NMPA a potential accelerated approval pathway for HER2+ breast cancer in China.  In addition, jointly with MacroGenics, we plan to conduct the China portion of the global pivotal study in HER2+ gastric cancer, which is expected to start in the second half of 2019.  Zai Lab has exclusive rights to margetuximab in Greater China from MacroGenics.

•

MGD013 is a first-in-class bispecific DART molecule designed to provide coordinate blockade of PD-1 and LAG-3 for the potential treatment of a range of solid tumors and hematological malignancies. We have exclusive rights to MGD013 in Greater China from MacroGenics.  MGD013 is anticipated to be used for the treatment of a wide range of cancers, including both solid tumors and hematological malignancies and MGD013 has demonstrated a favorable preclinical safety and toxicological profile and is currently being evaluated in a Phase I dose escalation study.

•

Bemarituzumab (FPA144) is a humanized monoclonal antibody (IgG1 isotype) specific to the human fibroblast growth factor receptor 2b, or FGFR2b, in clinical development as a targeted therapy for tumors that overexpress FGFR2b, including gastric and gastroesophageal cancer. China has one of the highest incidence rates of gastric cancer in the world, with approximately 680,000 new cases annually. We have licensed FPA144, or Bemarituzumab, from Five Prime as part of a global strategic collaboration. In clinical studies conducted by Five Prime, FPA144 has demonstrated good tolerability and efficacy profiles in late-line gastric patients as a monotherapy. The randomized, controlled Phase III portion of the trial evaluating FPA144 in combination with a chemotherapy regimen started in the fourth quarter of 2018. We enrolled the first patient from China in this international Phase III trial that will serve as a global registrational study for the treatment of front-line gastric and gastroesophageal cancers. In May 2018, we received CTA approval from the NMPA to enroll Chinese patients in the FPA144 global registrational study. We will manage the China portion of this global Phase III study and plans to contribute a significant number of patients from China to this Phase III study.

•

Brivanib (ZL-2301) is an oral, small molecule dual target tyrosine kinase inhibitor, or TKI, that blocks both vascular endothelial growth factor receptor, or VEGFR, and fibroblast growth factor receptor, or FGFR. ZL-2301, or brivanib, was studied by our partner Bristol-Myers Squibb mainly for the treatment of hepatocellular carcinoma, or HCC, the most common type of liver cancer. In those trials, brivanib demonstrated anti-tumor activity and a generally well-established safety profile in HCC patients. In 2012, Bristol-Myers Squibb terminated its development program of brivanib after it missed the primary endpoints in two Phase III trials with advanced HCC patients. Based on our review of the results from Bristol-Myers Squibb’s development program for brivanib, our understanding of the etiology and current standard of care of HCC in Chinese patients and our ongoing research, we believe that ZL-2301 has the potential to be an effective treatment option for Chinese HCC patients and merits further clinical trials. The NMPA has approved our CTA for ZL-2301 as a Category 1 drug, and in the second quarter of 2017 we initiated a Phase II trial of ZL-2301 as a second-line treatment for advanced HCC patients in China. The recruitment for the Phase II study has been completed and the preliminary data were presented at the Chinese Society of Clinical Oncology (CSCO) in September 2018.  Preliminary anti-tumor activity has been observed with second-line HCC patients treated with ZL-2301. The safety profile to date appears to be tolerable and manageable in general. Given the rapidly changing landscape in the management of HCC, Zai Lab has decided to conduct a trial of brivanib in combination with a PD1 antibody and the trial is planned to initiate in China and Hong Kong in the second half of 2019.

•

Omadacycline (ZL-2401) is a broad-spectrum antibiotic in a new class of tetracycline derivatives, known as aminomethylcyclines. We have licensed ZL-2401, or omadacycline, from Paratek, which in October 2018 received FDA marketing approval. ZL-2401 is primarily being developed for acute bacterial skin and skin structure infection (ABSSSI), community-acquired bacterial pneumonia (CABP), and urinary tract infections (UTI). ZL-2401 is designed to overcome the two major mechanisms of tetracycline resistance, known as pump efflux and ribosome protection. Drugs competing with ZL-2401 in the same class are only available in IV formulation, in contrast, ZL-2401 is available in both IV and oral once-daily formulations that makes treatment convenient for care givers and patients. We have completed the technology transfer with Paratek for aspects such as manufacturing know-how of the IV and oral formulations and engaged in discussions with the NMPA and key opinion leaders on our planned China development strategy in preparation for our NDA filing in China. In July 2018, we received CTA approval from the NMPA. In December 2018, Zai Lab initiated the abbreviated bridging program previously agreed to with the NMPA, which is expected to allow us to accelerate NDA preparation and submission timeline by up to two years.

•

ETX2514 (ZL-2402) is a novel beta-lactamase inhibitor. We have licensed ETX2514 from Entasis Therapeutics, or Entasis, as part of a global strategic collaboration. ETX2514 restores activity of beta-lactams against Class A, C, and D beta-lactamases. Entasis is developing ETX2514 as ETX2514SUL, a fixed combination of ETX2514 and sulbactam, for the treatment of Acinetobacter baumannii bacterial infections, including penem-resistant A. baumannii. Acinetobacter infections occur predominantly in the hospital setting; the pathogen is often multi-drug resistant, or MDR, and has become extremely difficult to treat. The microbiologic efficacy of the combined ETX2514 and sulbactam was demonstrated in large studies of well-characterized MDR Acinetobacter isolates from diverse regions, including Asia. The FDA has granted ETX2514SUL Qualified Infectious Disease Product, or QIDP, status as well as Fast Track and Priority Review status. Entasis has completed a Phase II cUTI trial in 2018, reviewed clinical Phase III plans with FDA and plans to initiate a pivotal Phase III study in MDR Acinetobacter pneumonia and bloodstream infections by mid-2019, which will serve as a global registrational study. Zai Lab will manage the China portion of this global Phase III study and plans to contribute a significant number of patients from China. We plan to initiate patient dosing in the Asia-Pacific portion of the Phase III global registration trial of ETX2514 for MDR Acinetobacter pneumonia and bloodstream infections in late 2019.

For our late-stage oncology drug candidates with Greater China rights, our near-term development plan focuses on specific patient segments. These segments have an estimated annual incidence of over 1.3 million patients in China. We expect that the commercial success of our products will be driven by their differentiated clinical profiles, efficacy in Chinese patients and ability to provide clinical benefits over existing standards of care in a market where targeted therapies are either unavailable or less utilized relative to more developed markets.

Within our anti-infective portfolio, we believe that our two novel antibiotics, ZL-2401 and ZL-2402 (ETX2514), will address significant unmet patient and market needs.

With ZL-2401, we have the chance to introduce into China a new broad-spectrum antibiotic with excellent activity not only against common Gram-positive and Gram-negative bacteria, but also against several MDR pathogens. The profile of ZL-2401 includes MRSA, penicillin- and macrolide-resistant streptococci, enterococci and ESBL-E. coli isolates. In addition, the availability of an IV and oral formulation allows step-down treatment of infections in the hospital and continued oral therapy in the ambulatory care setting.

With ZL-2402, in collaboration with our partner, we are focusing on the combination with sulbactam, which we believe provides unique and specific bactericidal activity against Acinetobacter baumannii spp., an extremely difficult-to-treat pathogen associated with high mortality that is more prevalent in China than most other countries. The prevalent overuse of antibiotics, the evolution of resistant bacteria and state of current treatment practices are expected to lead to an increase in drug-resistant infection rates. In 2013, total antibiotic usage in China accounted for about half of the global antibiotic usage, with a per-capita use of antibiotics being more than five times that in Europe and the United States.

In 2015, the estimated incidence for ABSSSI and CABP was 2.8 million patients and 16.5 million patients, respectively, in China alone. In 2016, based on a national survey of over 1,300 hospitals in China, there were approximately 210,000 Acinetobacter baumannii infections. Due to the high rates of multidrug-resistant infections, the Chinese government has identified the goal of developing one to two innovative anti-infective drugs by 2020.

In addition to mainland China, we intend to seek registration and commercialization of the above drug candidates in all areas where we have applicable rights. Notably in Hong Kong and Macau, products with existing approvals by the FDA, EMA or a comparable regulatory agency are eligible for an expedited registration process that does not require conducting local clinical trials.

While the overall patient population in Hong Kong and Macau is smaller compared to that of China, they are higher income markets with developed medical infrastructure, widely available private insurance and proven capacity to pay for advanced therapeutics. In addition to local patients, there is a significant opportunity to provide treatment for medical tourists from China, who visit these regions in order to access high-end cancer treatment, including prescription drugs that may not be available in mainland China.

Our Discovery Pipeline

Our in-house discovery team is dedicated to the research and discovery of therapeutics in the areas of oncology and autoimmune diseases, with a focus on large market opportunities with unmet clinical needs in both China and the U.S. market. Our aim is to produce up to two global INDs per year starting in 2020. We have collaborations with leading academic institutions in China, including Tsinghua University, Shanghai Institute of Materia Medica and Shanghai Institute of Organic Chemistry, the CAS, to expand our in-house research capabilities. We believe our discovery effort will enable us to achieve our long-term goal of generating a sustainable, internally-discovered product pipeline of new products and drug candidates for patients around the world. This effort has resulted in the identification of a number of proprietary targets in our focus areas that we are moving into preclinical development. Our discovery operations in Shanghai, China was established in 2016. Our discovery operations in San Francisco, California, was established in 2018.  Our U.S. discovery team focuses on generating large molecule therapeutics and creating a proprietary, best-in-class human transgenic mouse platform.

Our Clinical Pipeline

ZEJULA

ZEJULA is a highly potent and selective oral, once-daily small molecule poly (ADP-ribose) polymerase 1/2, or PARP 1/2, inhibitor with the potential to be a first-in-class Category 1 drug for treatment across multiple solid tumor types in China.  ZEJULA was approved in March 2017 by the FDA and in November 2017 by EMA, as a maintenance treatment for women with recurrent platinum-sensitive ovarian cancer. Maintenance therapy is for those women who have had prior treatment but are expected to see their cancer return, with the purpose of avoiding or slowing a recurrence if the cancer is in remission after the prior treatment. A platinum-sensitive cancer is one that responded to initial platinum-based chemotherapy and remained in remission post-chemo therapy for more than six months.

ZEJULA is the first PARP inhibitor to be approved by the FDA for ovarian cancer that does not require BRCA mutation or other biomarker testing. This makes ZEJULA suitable for a wide patient population and significantly more accessible to patients in China where BRCA biomarker diagnostic tests are not widely available. If approved by the SDA, ZEJULA may potentially be the first Category 1 PARP inhibitor on the China market approved for second-line maintenance treatment in all recurrent platinum-sensitive ovarian cancer patients.

We obtained an exclusive license for the development and commercialization of ZEJULA in China, Hong Kong and Macau in 2016. We commercialized ZEJULA in Hong Kong in the fourth quarter of 2018. In China, our CTA for ZEJULA has been approved as a Category 1 drug by the NMPA. We initiated the Phase III study of ZEJULA in patients with recurrent platinum-sensitive ovarian cancer as a second-line maintenance therapy in September 2017. In May 2018, we completed enrollment ahead of schedule for our pharmacokinetics, or PK, study for Chinese patients with platinum-sensitive ovarian cancer, and in June 2018, we initiated the second Phase III study in patients with platinum-responsive ovarian cancer as a first-line maintenance therapy and dosed our first patient. These studies are similar in design to Tesaro’s clinical studies of niraparib in ovarian cancer. In July 2018, we also initiated a Phase III study in patients with platinum-responsive small cell lung cancer as maintenance therapy. In August 2018, we completed our PK study for Chinese patients with platinum-sensitive ovarian cancer, which demonstrated a comparable efficacy profile to studies in non-Chinese patients. We continue to explore ZEJULA in patients with small cell lung cancer and gBRCA+ and triple negative breast cancer and squamous-type non-small cell lung cancer in China. In August 2018, we enrolled the first patient in our Phase III registration trial of ZEJULA as a first-line maintenance therapy in small cell lung cancer in China. This will be the first clinical trial of ZEJULA in this type of cancer. We are also exploring the combination potential of ZEJULA with immuno-oncology therapy, targeted therapy and chemotherapy in the clinically relevant indications.

Ovarian Cancer

Ovarian cancer had an estimated annual incidence of 52,000 patients in China in 2015, which is more than double that of the 21,300 patients in the United States and has seen increasing mortality rates. Since early symptoms of ovarian cancer are non-specific and difficult to detect, a majority of women with ovarian cancer are diagnosed when the disease is at an advanced stage, when prognosis is poor. Finding effective therapeutic approaches for advanced ovarian cancer patients represents a large unmet medical need. Given the broad applicability of ZEJULA across all patient populations, regardless of gBRCA mutation status, we are currently targeting the entire platinum sensitive ovarian cancer patient population. This represents a significant advantage for patient convenience and access, given that there is no need for patients to utilize diagnostic tests to determine their gBRCA mutation status, particularly in China where such tests are not widely available.

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

Lung Cancer

Lung cancer has the highest total incidence as well as the highest mortality rate of any cancer in China. Annual incidence was estimated at 733,300 patients in China in 2015, which is more than triple the 221,200 patients in the United States. We intend to explore ZEJULA’s efficacy in patients with squamous-type non-small cell lung cancer and small cell lung cancer based on the large unmet need for effective treatment for such patients in China. According to the American Cancer Society, approximately 80% to 85% of lung cancers are non-small cell lung cancer and squamous cell carcinoma is about 25% to 30% of lung cancers. Based on an assumption of 80% share of non-small cell lung cancer and 30% of cancers being squamous, we estimate a potential target patient population of 176,000 patients with squamous-type non-small cell lung cancer and 147,000 in small cell lung cancer in China.

The standard of care for advanced small cell lung cancer and non-small cell lung cancer in China is platinum-based chemotherapy. For EGFR mutation positive patients, geftinib (Iressa) and erlotinib (Tarceva) are recommended as first-line therapies for patients in the advanced/metastatic stage of non-small cell lung cancer who are EGFR mutation positive. For non-small cell lung cancer patients with unclear EGFR mutation status, as well as for small cell lung cancer, chemotherapy is the standard of care in China.

We believe ZEJULA has first-in-class potential in both indications in China, representing an attractive addition to the current standard of care in small cell lung cancer and. Given the relatively limited therapy options for Chinese physicians and patients we believe that a small molecule PARP inhibitor will offer an attractive addition to the standard of care with an attractive price level relative to large molecule drugs.

In addition to ZEJULA monotherapy in the potential indications stated above, we also intend to explore the combination of ZEJULA with other potential therapies such as immuno-oncology therapy, targeted therapy and chemotherapy in the clinically relevant indications.

Our Clinical Trial Designs and Strategy for ZEJULA in the China Market

Ovarian Cancer

In September 2018, we completed our open-label study evaluating the pharmacokinetic, or PK, profile of ZEJULA made in China in Chinese ovarian cancer patients. Results from the study show comparable PK profile of the Chinese patients administered ZEJULA to that of patients evaluated in Tesaro's global PK study. The study demonstrated that the drug exposure increased proportionally from 100mg to 300mg, with a Tmax of approximately three hours. Systemic exposure of ZEJULA, as measured by Cmax and AUC, increased approximately proportionally with increased dose. There were no unexpected safety issues noted during the trial. All key PK and safety parameters were comparable to those in global studies. The study results and population PK data did not identify ethnicity differences between Chinese and non-Chinese patients.

In January 2019, we completed patient enrollment of our Phase III trial evaluating ZEJULA as a second-line maintenance therapy in patients with recurrent platinum-sensitive ovarian cancer. Recurrent ovarian cancer patients who have responded to a platinum-containing regimen were enrolled in the study and randomized 2:1 to receive either ZEJULA or placebo once daily. Patients were stratified by gBRCA status. Patients will be randomly assigned in a 2:1 ratio to receive ZEJULA or placebo once daily. Patients will be stratified by gBRCA status. The primary endpoint is progression-free survival. The primary analysis will be conducted in the entire study population, regardless of gBRCA mutation status. If the primary analysis meets the statistical significance, the study will be ended. If it does not, the study will continue for gBRCA mutation positive patients with the second-step primary analysis conducted in this population.

Our second Phase III study is expected to evaluate ZEJULA as a first-line maintenance therapy in patients with platinum-responsive ovarian cancer. The study design of this clinical trial has been discussed and agreed with the NMPA and the trial was initiated in the June 2018. Tesaro (now GSK) is also evaluating ZEJULA in the PRIMA trial, a Phase III clinical trial in the first-line maintenance setting in platinum responsive ovarian cancer patients.

Lung Cancer

We initiated a Phase III study in patients with platinum responsive small cell lung cancer as maintenance therapy in August 2018.  The study design has been discussed and agreed with the NMPA.

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

ZEJULA Mechanism of Action

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

ZEJULA is designed to be a highly potent, selective inhibitor of PARP-1 and PARP-2. In an ovarian cancer patient-derived xenograft model, where tumor models are established from transplantation of a human tumor specimen from a cancer patient directly into a mouse, ZEJULA has been shown to have greater tumor concentration, allowing it to deliver sustained anti-tumor activity as compared to olaparib, an FDA-approved PARP inhibitor marketed by AstraZenaca for gBRCA+ ovarian cancer patients who have received at least three prior lines of chemotherapy.

ZEJULA Clinical Results

NOVA, a Phase III maintenance study of ZEJULA versus placebo in patients with recurrent platinum-sensitive ovarian cancer.

In March 2017, the FDA approved ZEJULA as a maintenance treatment for women with recurrent platinum-sensitive ovarian cancer, regardless of BRCA mutation or biomarker status, three months ahead of the FDA’s scheduled decision date (PDUFA date). ZEJULA’s FDA approval followed the release of successful results from Tesaro’s NOVA trial in which ZEJULA demonstrated a clinically meaningful increase in progression-free survival in women with recurrent ovarian cancer, regardless of gBRCA mutation or biomarker status. Treatment with ZEJULA reduced the risk of disease progression or death by 73% in gBRCA mutation positive patients (hazard ratio = 0.27) and by 55% in patients without gBRCA mutations (hazard ratio = 0.45). Hazard ratio is the probability of an event (such as disease progression or death) occurring in the treatment arm divided by the probability of the event occurring in the control arm of a study, with a ratio of less than one indicating a lower probability of an event occurring for patients in the treatment arm. P-value is a measure of the probability of obtaining the observed sample results, with a lower value indicating a higher degree of statistical confidence in these studies. The magnitude of benefit was similar for patients entering the trial with a partial response or a complete response to platinum treatment.

The NOVA trial was a Phase III randomized double-blind trial that assessed the effectiveness of ZEJULA compared with placebo to delay tumor progression following a platinum containing chemotherapy regimen. Patients enrolled into one of two independent cohorts based on gBRCA mutation status. A total of 553 patients were enrolled in the NOVA study at 107 centers worldwide. The study population has 203 patients assigned to the gBRCA mutation positive cohort and 350 patients assigned to the gBRCA mutation negative cohort. Among the patients in the gBRCA mutation negative cohort, 162 had tumors that were tumors deficient in homologous recombination, or HRDpos, and 134 had tumors did not have a homologous recombination deficiency, or HRDneg. The homologous recombination deficiency status was not determined for 54 patients. The gBRCA mutation negative cohort analyses included all patients randomized, regardless of homologous recombination deficiency status.

Within each cohort, patients were randomized 2:1 to receive ZEJULA or placebo, and were continuously treated with placebo or ZEJULA until progression. The primary endpoint of this study was progression free survival. Secondary endpoints included patient-reported outcomes, chemotherapy free interval length, and OS. This trial successfully achieved its primary endpoint in both cohorts, showing that ZEJULA treatment significantly prolonged progression free survival, compared to control in patients who were gBRCA mutation positive and in patients who were gBRCA mutation negative. In addition, within the gBRCA mutation negative cohort, ZEJULA treatment significantly prolonged progression free survival compared to placebo for the prospectively defined patient population with HRDpos tumors. A high proportion of patients in both treatment groups in both cohorts had received three or four prior lines of chemotherapy. The most common treatment-emergent grade 3/4 adverse events in the ZEJULA arm of the NOVA study, based on the National Cancer Institute’s Common Terminology Criteria for Adverse Event, or CTC, which is a set of criteria for the standardized classification of adverse effects of drugs used in cancer therapy (with one and two being relatively mild and higher numbers up to five being more severe), were thrombocytopenia, anemia, and neutropenia.

The figures below present the results for the primary endpoint of progression free survival for the three primary efficacy populations.

Figure 1: Progression free survival was significantly longer for patients who received ZEJULA compared to those who received placebo for all primary efficacy populations.

	Median PFS (95%CI)	Hazard Ratio (95%CI)	Disease Progression Free (%)
Treatment	(Months)	p Value	6 Months	12 Months	18 Months
gBRCAmut Cohort
Niraparib (N = 138)	21.0 (12.9, NE)	0.27 (0.173, 0.410)	80%	62%	50%
Placebo (N = 65)	5.5 (3.8,7.2)	p <0.0001	43%	16%	16%
HRDpos Subgroup
Niraparib (N = 106)	12.9 (8.1, 15.9)	0.38 (0.243, 0.586)	69%	51%	37%
Placebo (N = 56)	3.8 (3.5, 5.7)	p <0.0001	35%	13%	9%
Non-gBRCAmut Cohort
Niraparib (N = 234)	9.3 (7.2, 11.2)	0.45 (0.338, 0.607)	61%	41%	30%
Placebo (N = 116)	3.9 (3.7, 5.5)	p <0.0001	36%	14%	12%

Source: Tesaro.

Notes: gBRCAmut = gBRCA mutation positive; non-gBRCA mut = gBRCA mutation negative

Figure 2: Progression free survival in the gBRCA mutation positive cohort of patients treated with ZEJULA versus placebo

Source: Tesaro.

Figure 3: Progression free survival in the HRDpos group of the gBRCA mutation negative cohort of patients treated with ZEJULA versus placebo

Source: Tesaro.

Figure 4: Progression free survival in the overall gBRCA mutation negative cohort of patients treated with ZEJULA versus placebo

Source: Tesaro.

Within the gBRCA mutation positive cohort, the median progression free survival was 21.0 months on ZEJULA versus 5.5 months on placebo (hazard ratio=0.27; p<0.0001). As shown in the chart above, ZEJULA’s treatment effect started very early during treatment as seen by the two curves being separated at first efficacy assessment. Progression free survival was also significantly longer with ZEJULA in the HRDpos group of the gBRCA mutation negative cohort (median, 12.9 months versus 3.8 months; hazard ratio=0.38; p<0.0001) and in the overall gBRCA mutation negative cohort (median, 9.3 months versus 3.9 months; hazard ratio = 0.45; p<0.0001). Additionally, in an exploratory pooled analysis that evaluated all patients in both cohorts combined, progression free survival was longer with ZEJULA (median 11.3 months versus 4.7 months, hazard ratio = 0.38, 95% confidence interval: 0.303, 0.488; p<0.0001).

As it is maintenance therapy, quality of life is important to patients receiving treatment. Patient-reported outcome data from validated survey tools indicated that ZEJULA-treated patients reported no significant difference from placebo in measures associated with symptom specific and general quality of life.

Furthermore, ZEJULA treatment did not reduce the effectiveness of subsequent therapies, and continued to show carry-over of the beneficial treatment effect in the secondary efficacy measure of second objective disease progression, which is time from randomization to objective tumor progression on next-line treatment or death from any cause. OS data, while immature, showed no negative impact of ZEJULA treatment.

The incidences of CTC grade 3/4 treatment-emergent adverse events (74% vs 23%), serious adverse events (30% vs 15%), treatment-emergent adverse events leading to treatment interruption (69% vs 5%), treatment-emergent adverse events leading to dose reduction (67% vs 15%), and treatment-emergent adverse events leading to treatment discontinuation (15% vs 2%) were higher for ZEJULA versus placebo. There were no on-treatment deaths reported.

The most commonly observed hematologic treatment-emergent adverse events (all CTC grades) related to ZEJULA were thrombocytopenia (61%), anemia (50%) and neutropenia (30%). Although CTC grade 3/4 hematologic laboratory events were common at the initiation of treatment, no severe clinical sequelae were observed and relatively few patients discontinued due to these adverse events. Dose adjustment based on individual tolerability during the first cycles substantially reduced the incidence of these events beyond the third 28-day treatment cycle, indicating the overall effectiveness of the approach to dose modification. Overall the treatment-emergent adverse events were manageable, with no negative impact on quality of life.

ZEJULA Preclinical Development

As discussed below, Merck and our partner Tesaro (now GSK) have completed various preclinical trials to evaluate the pharmacodynamics, pharmacokinetics and toxicology profile of ZEJULA.

Pharmacodynamics. In preclinical trials studying ZEJULA’s pharmacodynamics, ZEJULA was found to be a potent and selective PARP-1 and PARP-2 inhibitor that displayed at least a 100-fold selectivity over other PARP-family members PARP-3, v-PARP, and Tankyrase-1. A commonly used quantitative measure of potency is IC 90, which represents the concentration of a drug that is required to suppress 90% of the target enzyme. The IC 90 of ZEJULA for PARylation in BRCA-deficient tumor cells correlates with functional suppression of single strand breakage repair and anti-tumor effects on BRCA mutation positive tumor cells.

Normal primary cells were resistant to ZEJULA with the most sensitive cells (megakaryocytes) exhibiting a 13-fold selectivity margin as compared to BRCA mutation positive tumor cells in vitro. Maximal in-vivo efficacy was achieved in BRCA 1 mutation positive ovarian tumor models with once-daily oral administration of ZEJULA at a dose sufficient to suppress 90% of the PARP enzymatic activity in the tumor at eight hours after the dose, which translated to greater than 50% inhibition of PARP activity in peripheral blood mononuclear cells at eight hours post dose.

The therapeutic potential of ZEJULA was evaluated in a study designed to examine the benefit of ZEJULA in maintenance setting, i.e., daily ZEJULA treatment following a regression induced with a platinum-based regimen. In this study, tumors in mice receiving maintenance ZEJULA therapy became undetectable whereas regrowth was observed in those receiving only the chemotherapy regimen. These data support the concept that maintenance ZEJULA therapy after tumor response to chemotherapeutic agents may prolong recurrence-free survival.

ZEJULA showed no significant observable effects in nonclinical safety pharmacology studies at clinically relevant doses across the species evaluated.

Pharmacokinetics. ZEJULA elicited desirable and consistent pharmacokinetic profiles in nonclinical species in vivo. The oral absorption in rats and dogs was rapid, with moderate to high bioavailability. The compound is readily distributed to the brains of rats and monkeys to a modest extent, suggesting additional therapeutic potential.

Elimination of ZEJULA and its metabolites was fecal and renal in rats, while mainly renal in dogs. The potential risk for drug—drug interactions was determined to be minimal for ZEJULA, due to the lack of the interactions between ZEJULA and the hepatic drug-metabolizing CYP enzymes, the major hepatic and renal uptake transporters (OATP1B1, OATP1B3, OAT1, OAT3, and OCT2), and BSEP, an efflux transporter known to be associated with hepatotoxicity. The in vitro metabolic results, combined with the in vivo pharmacokinetic findings, demonstrated that ZEJULA had a desirable disposition profile with a minimal potential for drug—drug interactions, consistent with the development of ZEJULA as an anticancer agent.

Toxicology. A comprehensive preclinical toxicology program was conducted to support the administration of ZEJULA in patients with cancer. This program included oral repeat-dose toxicity studies (up to three-months duration) in dogs and rats, genotoxicity and phototoxicity studies. The results obtained from the general toxicity studies in rats and dogs indicated that ZEJULA causes bone marrow suppression which leads to decreases in circulating white and red blood cells. Infections and septicemia were a consequence of bone marrow suppression and lymphoid depletion. These findings are linked to pharmacology of ZEJULA and showed reversibility.

ZEJULA—Pharmacokinetics

The pharmacokinetic profile of ZEJULA has been evaluated in multiple clinical studies, with an overall ZEJULA-dosed population of 526 patients.

Absorption. ZEJULA exhibited linear pharmacokinetic, dose proportional exposure, and dose-independent absorption and clearance. Following repeat administrations of the daily recommended dose of 300 mg, ZEJULA accumulation on day 21 was consistent for both the area under the plasma concentration-time curve and maximum concentration (approximately two- to three-fold). ZEJULA was shown to be highly orally bioavailable (F ~73%). Bioavailability is a measure of the absorption of drug and is expressed as a percentage of the administrated case of the drug which reaches the patient’s system. ZEJULA can be administered with or without food.

Distribution. ZEJULA was moderately protein bound to human plasma (83.0%). The apparent volume of distribution was 1220 L, indicating an extensive tissue distribution of ZEJULA.

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

Elimination. In an absorption, metabolism and elimination study in cancer patients using 14C-radioactive ZEJULA, a mean measured total of 86.2% of the radioactive dose was recovered in urine and fecal samples collected daily from 0 to 504 hours (21 days) post dose after single oral administration of 14C-ZEJULA. It suggests minimal long-term retention of ZEJULA or its metabolites in body. Moreover, hepatobiliary clearance and renal excretion are the major routes of elimination in humans.

Intrinsic Effects. Population pharmacokinetic analysis identified no intrinsic factors such as age, race, hepatic impairment, renal impairment would have significant impact on the pharmacokinetic of ZEJULA.

Optune and Tumor-Treating Fields (TTFields)

Overview of TTFields

Tumor treating fields (or TTFields) were invented in 2000 by Professor Emeritus Yoram Palti of the Technion Institute of Technology in Israel, who founded Novocure (Israel) in 2000, conducted preclinical studies of TTFields, developed a medical device capable of delivering TTFields to patients, and finally brought TTFields into clinical use through clinical testing in patients with recurrent glioblastoma. Today, after more than 15 years of preclinical research, it is known that TTFields are an electric field based loco-regional, antimitotic treatment modality, which inhibits the growth of cancerous tumors in vitro and in vivo. As intermediate frequency (200 kHz) and low intensity (1-3 V/cm) alternating electric fields, TTFields act predominantly during two phases of mitosis: 1) during metaphase, by disrupting the formation of the mitotic spindle, and 2) during cytokinesis, by dielectrophoretic dislocation of intracellular constituents resulting in apoptosis. TTFields cannot stimulate nerves or muscles, nor do they lead to heating of the tumor or surrounding tissues. Since TTFields are generated using electrically insulated electrodes (transducer arrays), there is no direct current flow into the tissue so that electrolysis and tissue damage do not occur over time. Since most normal adult brain cells proliferate very slowly, if at all, they are not affected by the TTFields.

The efficacy of TTFields is frequency dependent on specific cell types. The anti-mitotic effect of TTFields has been shown in multiple cell lines when the appropriate frequency was utilized. This includes but not limited to the following tumor models: glioblastoma at 200 kHz, NSCLC at 150kHz; breast carcinoma at 120kHz; melanoma at 100kHz.

Four Phase III trials of TTFields in a variety of solid tumors are ongoing.  PANOVA-3 is TTFields combined with chemotherapy for newly-dagnosed pancreatic cancer. LUNAR is targeting advanced NSCLC, to evaluate TTFields combined with chemotherapy versus chemotherapy alone, METIS trial is intended for patients who have recently been diagnosed with brain metastases from NSCLC, and ENGOT-ov50/INNOVATE-3 trial is intended for patients who have recently been diagnosed with ovarian cancer that progressed and became resistant to chemotherapy containing platinum (platinum resistant ovarian cancer).

Optune Device Description

Optune is a portable battery or power supply operated device which act by delivering low intensity (1-3 V/cm), intermediate frequency (100-300 kHz), alternating TTFields to the patient’s shaved head by means of electrically insulated surface transducer arrays.  It has been FDA approved for the treatment of recurrent Glioblastoma multiforme (GBM) and has received CE mark for the treatment of both recurrent and newly diagnosed GBM. The device has been available commercially in the E.U. and in the U.S. since October 2011. Optune was approved in Japan for the treatment of recurrent GBM in March 2015. The indication of Optune was expanded to include treatment of adult patients with newly diagnosed GBM in combination with temozolomide in October 2015 in the U.S.  It was also commercially launched in Hong Kong for the treatment of GBM in December 2018.

Indications for Optune Use

GBM, a malignant form of astrocytoma, is the most common primary intracranial neoplasm. The incidence of GBM increases steadily above 45 years of age with a prevalence of approximately 7,500 cases in the United States Despite numerous attempts to improve the outcome of patients with GBM, the 3-year survival of these patients is only 6% with median survival of 14.6 months.

•

Optune is indicated for the treatment of adult patients (22 years of age or older) with histologically-confirmed recurrence in the supra-tentorial region of GBM. The device is intended to be used as a monotherapy, and is intended as an alternative to standard medical therapy for GBM after surgical and radiation options have been exhausted.

•

Optune with temozolomide, or TMZ, is indicated for the treatment of adult patients with newly diagnosed, supratentorial GBM following maximal debulking surgery and completion of radiation therapy together with concomitant standard of care chemotherapy.

Pivotal Study of TTFields for Recurrent GBM Subjects

In a prospective, randomized, open label, active parallel control trial (EF-11) was conducted to compare the effectiveness and safety.  A total of 237 patients (120 Optune; 117 best supportive care, BSC) with progressive or recurrent GBM were enrolled in the study. Baseline characteristics were similar between treatment groups. In the ITT population which included all randomized subjects, overall survival in subjects treated with Optune was comparable to that observed in subjects treated with BSC (median OS=6.3 vs. 6.4 months; p=0.98). The pivotal study data establish that Optune therapy is comparable to BSC therapy in extending OS.

The one-year survival is similar in the Optune and BSC groups in the ITT population (21.9% vs. 22.1%). Progression free survival at 6 months (PFS6) is the same in the ITT population (21.4% vs. 15.2%). Radiological response rates from the subset of patients evaluated were reported as 14% for the Optune group compared to 9.6% for the BSC group in the ITT population. Median time to progression, or TTP, was 9.3 weeks for Optune vs. 9.6 weeks for BSC.

Optune subjects experienced fewer adverse events in general, significantly fewer treatment related adverse events, and significantly lower gastrointestinal, hematological and infectious adverse events compared to BSC controls. The only device-related adverse event seen was a mild to moderate skin irritation beneath the device transducer arrays, which was easily treated with topical ointments. Finally, certain quality of life measures were better in Optune subjects as a group when compared to subjects receiving effective BSC chemotherapy.

Pivotal Study of Optune for Newly Diagnosed GBM

An international Phase III trial (EF-14) in newly diagnosed GBM, evaluating the role of Optune in combination with TMZ maintenance after surgery and chemoradiation versus temozolomide alone was conducted between July 2009 and September 2014 to evaluate efficacy and safety.

A total of 695 patients were randomized, the median number of maintenance TMZ cycles was 6 and 5 cycles, for Optune /TMZ and TMZ alone, respectively. The median progression-free survival was 6.7 months for the patients treated with Optune /TMZ versus 4.0 months for TMZ alone (HR 0.63;95% CI 0.52-0.76; p<0.001). Median overall survival from randomization was 20.9 months versus 16 months for the Optune /TMZ and TMZ alone, respectively, with a hazard ratio of 0.63 (95% CI 0.53–0.76), p<0.001. The most common adverse events in the Optune /TMZ arm, defined as occurring in ≥10% of patients, were thrombocytopenia, nausea, constipation, vomiting, fatigue, medical device site reaction, headache, convulsions, and depression. Grade 3 to 4 adverse events were well balanced between the 2 treatment arms. None of the systemic grade 3 to 4 adverse events were considered related to Optune by any of the investigators. Mild to moderate skin toxicity underneath the transducer arrays occurred in 52% of patients who received Optune-temozolomide vs no patients who received temozolomide alone.

Based on the data, FDA expanded approval of Optune in combination with TMZ for the treatment of adult patients with newly diagnosed GBM.

Our Strategy for TTFields in the China Market

Given the strong clinical data from randomized control trials of Optune and its approval status in the U.S. and EU in recurrent and newly diagnosed GBM, Zai Lab plans to leverage the global study data to seek potential regulatory in China.  Zai Lab intends to participate in the ongoing global studies of TTFields, and will also conduct trials of TTFields in Chinese patients with gastric cancer.

Margetuximab

Overview

Approximately 25% of breast tumors overexpress the HER2 protein which is a member of the ErbB receptor tyrosine kinase family and plays an important role in the growth and proliferation of HER2-expressing cancer cells.  HER2 expression has been associated with aggressive metastatic caners with a poor prognosis.  The overall incidence of breast cancer is similar between the U.S. (~268,600 new cases in 2019) and China (~278,800), so is the proportion of patients with HER2+ breast cancer.  Many HER2-targeting agents have been developed and marketed with trastuzumab (Herceptin) as one of the most important treatments for HER2+ breast cancer.

Margetuximab is a human/mouse chimeric IgG1 anti-HER2 antibody with an optimized Fc domain designed to outperform trastuzumab whose mechanism of action involves not only the inhibition of the signal transduction pathway from HER2, but also the antibody-dependent cytotoxicity (ADCC) mediated by the binding of the Fc domain of the antibody with CD16A (Fcg receptor IIIA or FcgRIIIA) expressed on the surface of the natural killer (NK) cells and macrophages.  Both 158V and 131H variants bind the Fc of IgG1 with higher affinity than their respective allelic counterparts.  With optimized Fc domain, margetuximab binds different CD16 variants with similar affinity, leading to stronger ADCC than trastuzumab.  A Phase III trial known as SOPHIA compared margetuximab in combination with chemotherapy with trastuzumab in combination with chemotherapy in HER2+ breast cancer after 2 or more lines of treatment with other HER2-targeting agents including trastuzumab and pertuzumab.  The study reported positive outcome indicating that margetuximab is superior to trastuzumab in a heavily pretreated HER2+ metastatic breast cancer.  Additional clinical trials are being planned to evaluate margetuximab in HER2+ breast and gastric cancer.

Our Clinical Trial Designs and Strategy for Margetuximab in the China Market

Zai Lab is exploring regulatory approval pathways for margetuximab in HER2+ breast cancer in China using a bridging approach which may require a PK study and a bridging trial.  Details of the study design are being worked on.  Data from the positive SOPHIA study and the bridging study data will be used to support potential regulatory filing for approval in China.  In additional, Zai Lab plans to participate in the upcoming global studies of margetuximab in combination with a PD-1 antibody in gastric cancer sponsored by MacroGenics in HER2+ first line treatment of gastric cancer.

Margetuximab Mechanism of Action

HER2 oncoprotein drive the aggressive behavior of HER2+ breast and other cancer and it proves to be a good target for cancer therapeutics exemplified by the clinical success of the monoclonal antibody trastuzumab.  Margetuximab is believed to mediate its therapeutic activity against HER2+ tumours by a combination of mechanisms that are initiated by binding of margetuximab to HER2 expressed on the cell surface, including the following:

•

Direct impact on HER2 receptor leading to reduced HER receptor dimerization and subsequent activation, induction of endocytosis of the HER2 receptor, and prevention of shedding of the extracellular domain of the HER2 receptor (thereby preventing formation of a constitutively active truncated intracellular receptor)

•	Induction of apoptosis
•	Antibody-mediated cellular cytotoxicity, or ADCC, and presentation of the antigenic determinants of opsonized cells to antigen-presenting cells.

Fcγ-receptor (FcγR)-mediated mechanisms, such as ADCC, play a critical part in the action of many antibodies including trastuzumab. Optimization of the Fc component of margetuximab enhances binding to the V/F heterozygous subtype and the F/F homozygous subtype of FcγR compared to trastuzumab, potentially leading to enhanced ADCC activity in a broader patient population.  Margetuximab significantly increased the level of ADCC activity mediated by Fc domain optimization, and the enhanced ADCC was observed in a range of breast, gastric, bladder and colorectal cancer cell lines.  Margetuximab maintains the same direct anti-proliferative activity as trastuzumab, but, in contrast to trastuzumab, margetuximab interacts efficiently with both 158F and 158V allotypes of CD16A due to specific mutations introduced into its Fc region. Consistent with its enhanced binding to CD16A, margetuximab exhibits enhanced in vitro antitumor activity against HER2-expressing tumor cell lines, including against lines expressing low HER2 levels, and in xenograft models in human CD16A+ transgenic mice. The data from the nonclinical pharmacology studies support the hypothesis that margetuximab can be active against HER2-expressing tumors.

Margetuximab Preclinical and Clinical Background

Nonclinical Pharmacology

In ligand binding studies, compared to the wild-type Fc domain, margetuximab imparts enhanced binding to both the CD16A-158F and CD16A-158V alleles. Binding to human CD32A is unchanged (131H allele) or decreased (131R allele), and there is a substantial decrease in binding to the human inhibitory receptor, CD32B. In the monkey, the optimized Fc domain of margetuximab imparts increased binding to all three cynomolgus FcγRs (CD16A, CD32A and CD32B) compared to the wild type Fc domain.

Consistent with its enhanced binding to CD16A, margetuximab exhibits enhanced antitumour activity against HER2-expressing tumour cell lines in vitro and in xenograft models in human CD16A-transgenic mice. Margetuximab, as a single agent, is active against HER2-expressing breast, ovarian or pancreatic tumours in a manner consistent with that of trastuzumab. In general, HER2 3+ tumours (breast BT474 and ovarian SKOV3 cell lines) were highly sensitive to treatment with either margetuximab or a trastuzumab analogue, RES120, with maximal effects observed at the lowest dose tested. Margetuximab showed enhanced activity against JIMT-1 xenografts compared to RES120 in mCD16-/- hCD16A+ transgenic mouse lines. JIMT-1 is a HER2+ (2+ by HercepTest) line derived from a metastatic breast cancer patient that progressed on trastuzumab therapy and is insensitive to trastuzumab anti-proliferative activity. Margetuximab was also active as a single agent against HER2-expressing gastric cancer xenografts and when combined with a chemotherapy agent (taxane or irinotecan). The anti-tumour effects of the combinations were enhanced compared to that of the individual agents.

Based on in vitro secondary pharmacology studies conducted with human PBMC and anti-HER2 monoclonal antibodies in the absence or presence of immobilized HER2 antigen, the optimized Fc domain of margetuximab does not contribute to enhanced cytokine release in vitro. These data suggest that margetuximab is not likely to induce cytokine release in human patients to levels any higher than those induced by trastuzumab.

Margetuximab exhibited anti-tumour activity equal to or better than that of RES120, its WT Fc domain counterpart, in all models tested and increased potency compared with RES120 in a selected system where the contribution of the optimized Fc domain can be ascertained. These data support the hypothesis that margetuximab is more potent than trastuzumab. In addition, margetuximab exhibited enhanced tumour activity when combined with chemotherapy agents. For patients with HER2-expressing tumours, margetuximab has the potential to expand the benefit to the whole patient population, irrespective of the CD16A genotype. Thus, these data support the use of margetuximab, in combination with chemotherapy, to treat HER2+ breast cancer.

Nonclinical pharmacokinetics

In the single dose toxicology study, intravenous infusion of margetuximab at 50 mg/kg led to a mean Cmax of 1.62 mg/mL for males and 1.70 mg/mL for females.  The terminal phase half-life was estimated to be 223.9 hours in males and 233.9 hours in females, while serum clearance was 0.434 mL/hr and 0.400 mL/hr in males and females, respectively. The volume of distribution at steady state (Vss) was estimated to be 132.4 mL in males and 127.2 mL in females, which is similar to the plasma volume. No gender related differences were apparent in the pharmacokinetic profile. The pharmacokinetic properties for RES120, an antibody identical to margetuximab except for the presence of a wild type human IgG1 Fc domain, were similar to those for margetuximab. In the multi-dose toxicology study, margetuximab was administered weekly for 6 weeks at doses of 15, 50 or 150 mg/kg. Toxicokinetic measurements showed an increase in exposure to margetuximab with increasing dose. Cmax appeared to increase linearly with dose following the first dose on Day 1; however, increases in Cmax were not dose proportional following the sixth dose on Day 36. Similar trends were observed with respect to AUC0-∞. Terminal serum half-life ranged from 133 to 189 hours on Day 1 and 176 to 222 hours on Day 36. Serum clearance ranged from 0.55 to 1.09 mL/hr on Day 1 and 0.20 to 0.36 mL/hr on Day 36. The volume of distribution approximated to the blood volume. No substantial gender differences were observed. The more rapid clearance following the first dose on Day 1 as compared to Day 36 was probably due to binding to the target receptor and saturation of this binding following multiple doses. Taken together, these data indicate that the pharmacokinetic profile of margetuximab in monkeys is comparable to that of other anti-HER2 IgG1 monoclonal antibodies

Nonclinical Toxicology

Margetuximab has been investigated in single and repeat dose toxicity studies in the cynomolgus monkey and in a battery of in vitro tissue cross-reactivity studies in human and cynomolgus monkey tissues.  Cynomolgus monkeys (Macaca fascicularis) express both the target antigen and FcγRs that are relevant for modeling margetuximab. A direct comparison of margetuximab and trastuzumab revealed similar staining patterns in human and cynomolgus monkey tissues. A second (rodent) species was not used in repeat dose toxicity studies because margetuximab, which retains the HER2-binding properties of 4D5, the original precursor to the trastuzumab antibody, does not cross react with rodent HER2/neu.

In a pilot toxicology study in cynomolgus monkeys margetuximab or RES120 was well tolerated when administered by IV infusion at a single dose of 50 mg/kg. There were no test article-related mortalities and no test article-related changes with regard to clinical signs, food consumption, body weights, haematology, coagulation, or urinalysis parameters. There were also no macroscopic, organ weight or microscopic findings related to the administration of RES120 or margetuximab. Mild increases in alanine aminotransferase (ALT), aspartate aminotransferase (AST), and lactate dehydrogenase (LD), with both margetuximab and RES120, were consistent with a nonhepatic source and can be observed following 1-hour infusions and frequent blood sampling for toxicokinetic analysis.  In the repeat dose study, margetuximab, administered weekly via 1-hour intravenous infusion for six weeks at 15, 50 and 150 mg/kg, was well tolerated in male and female cynomolgus monkeys. There were no margetuximab-related mortalities or clinical signs and no test article-related changes in food consumption, body weights, ECG, troponin I or ophthalmic examinations, physical examinations, blood pressure or heart rate, haematology, coagulation, or urinalysis parameters. No margetuximab-related changes were observed in natural killer (NK) cell cytolytic activity during the dosing or recovery intervals. There were no gross findings observed at necropsy, no organ weight or organ weight ratio alterations, and no microscopic findings attributed to the administration of margetuximab (including no findings in heart tissue).

Clinical Background

HER2-expressing tumors represent ~25% of breast cancer and ~ 20% of gastric cancer.  The HER2 positive rate may be lower for gastric cancer in China.  HER2-targeting agents have had significant impact on the behavior of HER2+ breast and gastric cancers.  In the metastatic setting, trastuzumab in combination with pertuzumab and chemotherapy has become the standard of care (SOC) in the first line treatment of HER2-postive breast cancer, while trastuzumab in combination with chemotherapy is the SOC in the first line treatment of HER2+ gastric cancer. Trastuzumab has been demonstrated to improve PFS of patients with gastric and GEJ tumors that overexpress HER-2 from 5.5 months to 6.7 months and OS from 11.1 months to 13.8 months when added to chemotherapy compared to chemotherapy alone.  The addition of a targeted mAb to chemotherapy has also demonstrated improved PFS and OS in the second line setting.  Ramucirumab (a mAb targeting the vascular endothelial growth factor pathway) improved median OS to 9.6 months when added to paclitaxel chemotherapy compared to 7.4 months with paclitaxel chemotherapy alone.

Margetuximab has been evaluated in several ongoing or completed studies.  Study CP-MGAH22-04 (SOPHIA) is a Phase III randomized, comparator-controlled study of margetuximab plus chemotherapy for the treatment of patients with HER2+ metastatic breast cancer who have received at least 2 prior lines of anti-HER2 directed therapy in the metastatic setting, or in case of having received (neo)adjuvant pertuzumab, at least 1 prior line of anti-HER2 directed therapy in the metastatic setting, and who have received at least 1, and no more than 3, lines of therapy overall in the metastatic setting. Eligible patients are randomized 1:1 to receive either margetuximab (15.0 mg/kg IV Q3W) or trastuzumab (8 mg/kg loading dose, 6 mg/kg subsequent doses, IV Q3W) to be administered in combination with chemotherapy (capecitabine, eribulin, gemcitabine, or vinorelbine) of the investigator’s choice and as allowable per local regulations. Patients will receive treatment until disease progression, death, withdrawal of consent, or request by the treating physician to discontinue treatment. Following completion of (or discontinuation from) treatment, patients will be followed for survival. The study enrolled 536 subjects and the trial met the primary endpoint of prolongation of progression-free survival (PFS) in patients treated with the combination of margetuximab plus chemotherapy compared to trastuzumab plus chemotherapy. Patients in the margetuximab arm experienced a 24% risk reduction in PFS compared to patients in the trastuzumab arm (HR=0.76, p=0.033), and approximately 85% of patients in the study were carriers of the CD16A (FcγRIIIa) 158F allele, which has been previously associated with diminished clinical response to Herceptin and other antibodies. In this pre-specified subpopulation, patients in the margetuximab arm experienced a 32% risk reduction in PFS compared to patients in the trastuzumab arm (HR=0.68, p=0.005).

Study CP-MGAH22-05 is a Phase Ib/2, open-label, dose escalation and cohort expansion study designed to characterize the safety, tolerability, pharmacokinetics (PK), pharmacodynamics, immunogenicity, and preliminary anti-tumor activity of margetuximab administered IV every 3 weeks in combination with pembrolizumab (Keytruda) administered IV every 3 weeks in patients with relapsed/refractory unresectable locally advanced or metastatic HER2+ gastroesophageal junction or gastric cancer. The study consists of a dose escalation phase to determine maximum tolerated dose (MTD, or maximum administered dose, if no MTD is defined). Margetuximab was evaluated in 2 sequential escalating doses, 10 mg/kg and 15 mg/kg, in combination with 200 mg pembrolizumab in cohorts of 3 to 6 patients each. Subsequently a cohort expansion phase enrolled 60 patients (30 each in North America and Asia) to define safety and initial efficacy of the combination with the dose defined in the first phase (15 mg/kg).

Margetuximab also has an Expanded Access Program (EAP) program that provides margetuximab for the treatment of HER2+ metastatic breast cancer in single, individually approved single-patient INDs is ongoing.

Two studies of margetuximab have been completed.  Study CP-MGAH22-01 was a Phase I, open-label, single-arm, multicenter dose-escalation study to define the toxicity profile, maximum tolerated dose (MTD), immunogenicity, PK, and potential antitumor activity of margetuximab in patients with refractory HER2+ breast cancers and patients with other carcinomas that overexpress HER2 for whom no standard therapy is available. A total of 66 patients received treatment with margetuximab in this study. Margetuximab doses of 0.1 mg/kg (n=3), 0.3 mg/kg (n=3), 1.0 mg/kg (n=3), 3.0 mg/kg (n=6), and 6.0 mg/kg (n=4) per week were evaluated in a sequential manner in the dose escalation segment of the study. Dose-limiting toxicity (DLT) was reported in only one patient treated at 3.0 mg/kg who experienced Grade 3 infusion related reaction (also a SAE) associated with the first dose of margetuximab. The cohort was expanded and the margetuximab dose subsequently escalated to 6.0 mg/kg with no further DLTs observed. When margetuximab was dosed weekly, the MTD was not reached. Margetuximab was tolerated at the highest dose evaluated, 6.0 mg/kg, and this cohort was subsequently expanded to enroll an additional 15 patients. Overall, 34 patients were enrolled in the weekly dosing cohorts.  Margetuximab was well tolerated at doses of 0.1 to 0.6 mg/kg once weekly or 10.0 to 18.0 mg/kg once Q3W. An MTD was not reached for either regimen evaluated. Adverse events were generally mild to moderate in severity and no cardiotoxicity was observed. The safety data evaluated in this Phase I clinical trial demonstrated an acceptable safety profile for margetuximab. Overall, the results of this Phase I study indicated that single-agent margetuximab was well-tolerated and demonstrated encouraging initial antitumor activity in heavily pretreated patients with refractory HER2-expressing tumors, including patients with metastatic HER2+ breast cancer.

Study CP-MGAH22-02 was a single-arm, open-label, Phase II study of margetuximab in patients with relapsed or refractory breast cancer whose tumors express HER2 at a 2+ level by IHC and lack evidence of HER2 gene amplification by FISH.  No partial response (PR) or complete response (CR) among 22 response-evaluable patients was observed in response to such treatment. As a result, the study was discontinued early because it did not meet the criteria to continue as specified in the protocol.

Bemarituzumab (FPA144)

Overview

Gastric cancer, including gastroesophageal junction (GEJ) cancer, carries a poor prognosis, with five year OS rates below 30% for advanced stage disease (Stage III and IV) in the United States and China. China has one of the highest incidence rates of gastric cancer in the world, with approximately 680,000 new cases annually.

FPA144, which we licensed from Five Prime, is a humanized monoclonal antibody (IgG1 isotype) specific to the human FGFR2b receptor in clinical development as a targeted immuno-therapy for tumors that overexpress FGFR2b, including gastric and gastroesophageal cancer. In December 2017, Five Prime initiated dosing in a Phase I safety lead-in portion of its Phase I/III clinical trial of FPA144 in combination with the mFOLFOX6 chemotherapy regimen in patients with previously untreated, advanced gastric or gastroesophageal cancer. The randomized, controlled Phase III portion of the trial evaluating FPA144 plus chemotherapy was initiated in the second half of 2018 and Zai Lab enrolled the 1st patient in October 2018 in this global registrational study for the treatment of front-line gastric and gastroesophageal cancers. We and Five Prime intend to use the proposed global pivotal Phase III study and additional supportive data from clinical and nonclinical development to form the basis of an eventual marketing application for FPA144 both within and outside of China.

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

China is participating in the Phase III part of above global trial and contributing largely on patient enrollment. The global Phase III data will support the NDA submissions both in China and outside China.

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

A Phase I study, FPA144-001, entitled “A Phase I Open-Label, Dose-Finding Study Evaluating Safety and Pharmacokinetics of FPA144 in Patients with Advanced Solid Tumors” is ongoing in the United States, South Korea, and Taiwan.  Safety and efficacy data in 74 patients, including preliminary data from an expansion cohort of 24 gastric cancer patients with high FGFR2b overexpression (IHC 3+ intensity in ≥ 10% of tumor cells as determined in a laboratory developed test), support further clinical investigation of FPA144 in patients with FGFR2b-selected tumors. Based on an August 7, 2017 data cut, treatment with FPA144 resulted in no dose-limiting toxicities (DLTs) reported at doses up to 15 mg/kg administered every two weeks.  Of the 74 patients who have received at least one dose of FPA144, 50 patients had gastric cancer, of whom 24 had gastric cancer with high FGFR2b overexpression and were evaluable for response.  Of these 24 patients, four, or 16.7% (95% CI 4.7-37.4%), reported a radiographically confirmed partial response (PR) per Response Evaluation Criteria in Solid Tumors (RECIST) criteria (version 1.1). The median duration of response (DoR) in these four patients was 15.4 weeks (95% CI 9.1 to 19.1 weeks).  Conversely, no responses were reported in the 25 patients with gastric cancer who either had low or moderate FGFR2b overexpression, were IHC negative, or who had unknown FGFR2b status.  One patient with gastric cancer did not have measurable disease and was inevaluable for response.

To address the unmet medical need of patients with unresectable, locally advanced, or metastatic gastric cancers and based on the preliminary Phase I data, Five Prime is proposing FPA144‑004 (FIGHT), a double-blind, randomized, controlled, global Phase III study of FPA144 in combination with modified FOLFOX6 (mFOLFOX6) chemotherapy, preceded by a Phase I safety run-in.  The Phase I safety run-in will be conducted in the United States and will assess safety and tolerability and identify the recommended dose (RD) of FPA144 as an add-on therapy to fluorouracil, leucovorin, and oxaliplatin (mFOLFOX6, a combination that is used globally) for patients with gastrointestinal (GI) tumors.  The global Phase III portion of the study will evaluate the efficacy and safety of FPA144 in combination with mFOLFOX6 versus placebo in combination with mFOLFOX6 in patients with unresectable, locally advanced, or metastatic gastric cancers whose tumors have FGFR2b overexpression, as determined by an IHC assay, and/or FGFR2 amplification, as determined by a circulating tumor DNA (ctDNA) assay. The proposed Phase III study will enroll a majority of Asian patients, from countries including Japan, South Korea, Taiwan, Thailand, and China. The proposed Phase III study will employ 2 diagnostic assays, the Ventana Medical Systems, Inc. FGFR2b IHC assay and the Personal Genome Diagnostics (PGDx) next-generation sequencing (NGS) assay for FGFR2 testing.  The goal is to establish the clinical utility of the IHC and NGS assays for use as companion diagnostic tests. The primary endpoint for the proposed Phase III study will be OS, supported by a principle secondary endpoint of investigator-assessed PFS.  Other secondary and exploratory endpoints include overall response rate (ORR), DoR, and physical function, as measured by EQ-5D-5L and EORTC QLQ-C30. Additional development of FPA144 for the treatment of gastric cancer includes FPA144-002, a Phase I pharmacokinetic (PK) safety study in Japan.  This dose escalation study is designed to assess the PK and safety of single agent FPA144 and will identify the RD for single agent FPA144 in Japanese patients.  The first cohort of three patients treated on FPA144-002 had no DLTs reported at doses of 10 mg/kg administered every two weeks.

Omadacycline (ZL-2401)

ZL-2401 is a broad-spectrum antibiotic in a new class of tetracycline derivatives, known as aminomethylcyclines. ZL-2401 is primarily being developed for ABSSSI, CABP and UTI in both the hospital and community settings and is designed to overcome the two major mechanisms of tetracycline resistance, known as pump efflux and ribosome protection. ZL-2401 has been granted QIDP and Fast Track status by the FDA. The drug has been administered to over 1,500 patients and has an established safety and tolerability profile. In October 2018, following priority review, ZL-2401 was approved by FDA for both indications and for both the IV and oral once-daily formulations.

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

Omadacycline / NUZYRA was launched in the United States in February 2019 as a once-daily oral and intravenous antibiotic for the treatment of adults with community-acquired bacterial pneumonia (CABP) and acute skin and skin structure infections (ABSSSI).  The European Marketing Authorization Application for oral and IV omadacycline was submitted in October 2018 and the review has been initiated.

In addition to its Phase III program for ZL-2401, Paratek initiated a Phase Ib study in UTIs in May 2016 and positive top-line PK proof-of-principle data was reported in November 2016.

We obtained the exclusive license to develop, manufacture and commercialize ZL-2401 in the field of all human therapeutic and preventative uses (other than biodefense) in China, Hong Kong, Macau, and Taiwan in April 2017.

Our Clinical Trial Designs and Strategy for ZL-2401 in the China Market

We have completed the technology transfer stage and discussed with key opinion leaders our planned China development activities in preparation for SDA interactions. We have submitted documents and filed for an IND with Chinese Health Authorities in January 2018. Zai is actively engaged in discussions with the SDA and key opinion leaders on our planned China development strategy in preparation for our NDA filing.

We have completed a microbiology study investigating the activity of ZL-2401 against pathogens obtained from Chinese/Asian patients. In this pilot trial of 3,832 isolates, ZL-2401 activity was essentially identical to the susceptibility results obtained in a larger 2016 surveillance study of 21,000 isolates conducted outside China (mainly in the United States and European Union).  Our data have recently been published.

We have also completed a bioequivalence study for the oral tablet which showed almost identical PK exposures of the new China-produced formulation comparison to the formulation used by Paratek in the clinical trial program.

We have also initiated a PK study in Chinese which will provide exposure data for both the IV and oral formulation. We have enrolled the first ABSSSI patient in our clinical efficacy study and these studies are part of our bridging plan for regulatory approval in China.

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

This study was recently published in the New England Journal of Medicine (W O’Riordan et al.  Omadacycline for Acute Bacterial Skin and Skin-Structure Infections, N Engl J Med 2019; 380:528-538).

Figure 7: Study ABSI-1108: Most Frequent TEAEs (> 3%)—Safety Population

	Omadacycline	Linezolid
	N = 323	N = 322
	%	%
Subjects with Any TEAE	48.3	45.7
Nausea	12.4	9.9
Infusion Site Extravasation	8.7	5.9
Subcutaneous Abscess	5.3	5.9
Vomiting	5.3	5.0
Cellulitis	4.6	4.7
Headache	3.1	4.0
ALT Increased	2.8	4.3
AST Increased	2.5	3.7
Diarrhea	2.2	3.1

Phase III Pivotal Trial—CABP / OPTIC—CABP1200

ZL-2401 was non-inferior to moxifloxacin IV/oral in this direct comparison study following a protocol established under an SPA agreed with the FDA as well as the criteria outlined by the EMA. In this trial, patients with PORT Class II—IV were recruited; less than 25% of patients had received non-study antibiotics before enrollment.

Streptococcus pneumoniae and Mycoplasma pneumoniae were the predominant pathogens isolated, followed by H. influenzae, H. parainfluenzae, Legionella and Chlamydophila. The clinical response rates were high for all respiratory pathogens isolated at entry and very similar between ZL-2401 and moxifloxacin, a powerful respiratory fluoroquinolone.

Figure 8: CABP Study—OPTIC: Primary Efficacy Results—FDA Analysis

Figure 9: CABP Study—OPTIC: Primary Efficacy Results—EMA Analysis

Figure 10: CABP Study—OPTIC: Clinical Success at PTE by Baseline Pathogen

	Omadacycline (N = 204)		Moxifloxacin (N = 182)
Baseline Pathogen	N	Clinical Success n(%)	N1	Clinical Success n(%)
Atypical Pathogens	118	109 (92.4)	106	97 (91.5)
Mycoplasma Pneumoniae	70	66 (94.3)	57	50 (87.7)
Chlamydophila Pneumoniae	28	25 (89.3)	28	25 (89.3)
Legionella Pneumophila	37	35 (94.6)	37	36 (97.3)

Gram-Negative Bacteria (aerobes)	79	67 (84.8)	68	55 (80.9)
Haemophilus Influenzae	32	26 (81.3)	16	16 (100.0)
Haemophilus Parainfluenzae	18	15 (83.3)	17	13 (76.5)
Klebsiella Pneumoniae	13	10 (76.9)	13	11 (84.6)

Gram-Positive Bacteria (aerobes)	61	52 (85.2)	56	49 (87.5)
Steptococcus Pneumoniae	43	37 (86.0)	34	31 (91.2)
PSSP	26	23 (88.5)	22	21 (95.5)
Macrolide Resistant	10	10 (100.0)	5	5 (100.0)
Stephylococcus Aereus	11	8 (72.7)	11	9 (81.8)
*10 or More lsolates for Omadacycline

Neither gastrointestinal side effects nor IV infusion reactions occurred more frequently in the ZL-2401 arm than in the comparator arm. Cardiovascular signs and symptoms and liver function test abnormalities occurred in both study arms with similar frequency.

This study was recently published in the New England Journal of Medicine (R Stets et al.. Omadacycline for Community-Acquired Bacterial Pneumonia, N Engl J Med 2019; 380:517-527).

Figure 11: TEAEs in CABP Trial

	Omadacycline (N = 382) n(%)	Moxifloxacin (N = 388) n(%)
Subjects with at Least One TEAE	157 (41.1)	188 (48.5)
ALT Increased	14 (3.7)	18 (4.6)
Hypertension	13 (3.4)	11 (2.8)
GGT Increased	10 (2.6)	8 (2.1)
Insomnia	10 (2.6)	8 (2.1)
Vomiting	10 (2.6)	6 (1.5)
Constipation	9 (2.4)	6 (1.5)
Nausea	9 (2.4)	21 (5.4)
AST Increased	8 (2.1)	14 (3.6)
Headache	8 (2.1)	5 (1.3)

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

In addition, this early ZL-2401 program used a 200 mg oral step-down dose that proved to not be bioequivalent to the 100 mg IV dose. Hence, these data are now considered supportive and cannot be merged easily with the larger pivotal program trials in ABSSSI and CABP that were conducted with FDA guidance and bioequivalent IV to oral step-down dosing.

A Phase II study (IV and oral) in patients with acute pyelonephritis was initiated by Paratek in 2018.

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

A cystitis (uUTI) study was conducted by Paratek to obtain PK information for different oral dosing regimens of ZL-2401.

ETX2514 (ZL-2402)

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

ETX2514 without sulbactam but in combination with other β-lactams lowered the MICs for E. coli, K. pneumoniae and P. aeruginosa compared to the partner β-lactam antibiotic alone.  Entasis has conducted a comprehensive Phase I safety and PK program for ETX2514.  Single ascending dose and multiple ascending does studies showed that ETX2514 alone and in combination with sulbactam or imipenem is well tolerated and safe.  There were no noticeable drug-drug interactions.

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

Of great concern, colistin resistance has been reported in recent years, especially from Asia, in E. coli and in K. pneumoniae.  So far, there are no reports of mcr-1 resistance in Acinetobacter but the risk is high that this mobile resistance plasmid may spread to other bacteria, especially in an environment with high veterinary colistin use like in China.  Recent case reports of successful treatment with experimental phage therapy as a last resort when available antibiotics fail.  Severe Acinetobacter infections are associated with mortality rates of 50-60% despite intensive medical care.  These infections usually present as blood-stream infections or hospital-acquired pneumonia.  Less severe infections of the skin and urinary tract are not uncommon

The frequency of Acinetobacter infections is on the rise world-wide. In the United States and European Union, the incidence of infection is between 80,000 and 120,000 patients per year in each region.  The incidence is higher in Asia-Pacific and especially in China where the organism ranks among the most frequent isolates in intensive care unit patients.  In 2015, over 180,000 infections were reported from China alone.  In Japan, over 30,000 cases were reported for 2015, which is an increase of approximately 50% since 2012.

Background on Sulbactam

Sulbactam, a β-lactam derivative, has been in use since the 1980s.  It is a IV BLI used in combination with ampicillin, known in the United States as Unasyn and widely used since 1987.  It is an β-lactam with a proven safety record.  Sulbactam has antibiotic activity of its own, notably against Acinetobacter.  However, β-lactamase-mediated resistance to sulbactam has developed and is now common in Acinetobacter.

ETX2514 is a non-β-lactam BLI of the DBO class.  It has structural similarities to avibactam, a BLI recently approved in combination with ceftazidime (Avycaz).  However, ETX2514 has demonstrated much greater potency against many β-lactamases, especially the Class D OXA enzymes prevalent in Acinetobacter.

Fugan (ZL-3101)

Overview

ZL-3101 is a topical botanical product with anti-inflammatory properties. for the treatment of. The active ingredients in ZL-3101, glycyrrhizae radix et rhizoma and sophorae flavescentis, have a long tradition of use in China for the treatment of mild / moderate forms of eczema and psoriasis. Our management team acquired global rights to this product from GSK in 2016 for development as a potentially steroid-sparing treatment for these conditions.

We started a well-designed placebo-controlled double-blind Phase II study that incorporated two dosing regimens in patients with mild / moderate atopic dermatitis in China in the second quarter of 2017. The primary efficacy endpoint was a change in EASI from baseline to day 21 of treatment compared to placebo. Although the study showed that topical ZL-3101 was safe and well-tolerated, treatment showed no difference compared to placebo in EASI score improvement, the primary efficacy endpoint.

Given the lack of efficacy with either ZL-3101 dose regimen, we discontinued this program for reasons of futility.

Overview of Our License Agreements

Tesaro

In September 2016, we entered into a collaboration, development and license agreement with TESARO Inc., or Tesaro, which was subsequently acquired by GlaxoSmithKline plc, or GSK, under which we obtained an exclusive sub-license under certain patents and know-how that  licensed from Merck, Sharp & Dohme Corp. (a subsidiary of Merck & Co. Inc.), or Merck Corp., and AstraZeneca UK Limited to develop, manufacture, use, sell, import and commercialize Tesaro’s proprietary PARP inhibitor, niraparib (ZEJULA), in mainland China, Hong Kong and Macau, or licensed territory, in the licensed field of treatment, diagnosis and prevention of any human diseases or conditions (other than prostate cancer). We also obtained the right of first negotiation to obtain a license from GSK to develop and commercialize certain follow-on compounds of niraparib being developed by Tesaro in our licensed field and licensed territory. Under the agreement, we agreed not to research, develop or commercialize certain competing products and we also granted Tesaro the right of first refusal to license certain immuno-oncology assets developed by us.

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

Under the terms of the agreement, we made an upfront payment of $7.5 million and a milestone payment of $5.0 million to Paratek Bermuda Ltd. and we may be required to pay milestone payments up to $49.5 million to Paratek Bermuda Ltd. for the achievement of certain development and sales milestone events. In addition, we will pay to Paratek Bermuda Ltd. tiered royalties at percentage rates in the range of low- to mid-teens on the net sales of licensed products, until the later of the abandonment, expiration or invalidation of the last-to-expire licensed patent covering the licensed product, or the eleventh anniversary of the first commercial sale of the licensed product, in each case on a product-by-product and region-by-region basis.

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

Under the terms of the agreement, we made an upfront payment of $5 million and a milestone payment of $2.0 million to Five Prime. Additionally, we may be required to pay aggregate developmental and regulatory milestone payments up to $37 million to Five Prime.

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

MacroGenics

In November 2018, we entered into a collaboration agreement MacroGenics Inc., or MacroGenics. Under the terms of the collaboration agreement, MacroGenics exclusively licensed to us regional development and commercialization rights to margetuximab, MGD013 and an undisclosed multi-specific TRIDENT molecule in preclinical development, or the TRIDENT molecule, and, together with margetuximab and MGD0213, each, a Licensed Product and collectively, the Licensed Products, in China, Hong Kong, Macau and Taiwan, or the territory.  In partial consideration for the license grant to us for the territory, we paid MacroGenics a non-refundable, up-front license fee in the amount of $25.0 million in January 2019. We also agreed to pay certain development and regulatory-based milestone payments of up to $140.0 million, and tiered royalties at percentage rates of mid-teens to 20% for net sales of Margetuximab in the territory, mid-teens for net sales of MGD013 in the territory and 10% for net sales of TRIDENT molecule in the territory.

As part of the collaborative clinical development effort, we and MacroGenics intend to initiate a global study using combination regimens containing margetuximab in order to maximize potential clinical benefit in gastric cancer, the fifth most common cancer in the world and the second most common in China.

The collaboration agreement continues, on a region-by-region and Licensed Product-by-Licensed Product basis, in effect until the expiration of and payment by us of all of our payment obligations applicable to such Licensed Product and such region as specified in the collaboration agreement.  Each party may terminate the collaboration agreement upon the material breach of the collaboration agreement by the other party, subject to certain cure periods.  In addition, at any time after November 29, 2020, we may terminate the collaboration agreement for convenience with prior notice to MacroGenics. MacroGenics may terminate the collaboration agreement in its entirety or on a Licensed Product-by-Licensed Product basis with prior notice if one or more major safety issues have occurred with respect to such Licensed Product prior to the first commercial sale of such Licensed Product in the territory and MacroGenics has discontinued the global development, manufacturing and commercialization activities with respect to such Licensed Product.

Novocure

In September 2018, we entered into a License and Collaboration Agreement with Novocure Limited, or Novocure. Under the terms of the agreement, Novocure exclusively licensed to us the rights to perform clinical studies, sublicense to affiliates and third parties (subject to Novocure’s consent), sell, offer for sale and import TTFields products in the field of oncology, each, a Licensed Product and collectively, the Licensed Products, in China, Hong Kong, Macau and Taiwan, or the Territory.  In partial consideration for the license grant to us for the territory, we paid Novocure a non-refundable, up-front license fee in the amount of $15 million. We also agreed to pay certain development, regulatory and commercial milestone payments up to $78 million, and tiered royalties at percentage rates from ten up to the mid-teens on the net sales of the Licensed Products in the Territory.

We will purchase Licensed Products exclusively from Novocure at Novocure’s fully burdened manufacturing cost.  The agreement continues, on a region-by-region and Licensed Product-by-Licensed Product basis, in effect until the expiration of and payment by us of all of our royalty payment obligations applicable to such Licensed Product and such region as specified in the agreement.  Each party may terminate the agreement upon the material breach of the agreement by the other party, subject to certain cure periods.  In addition, we may terminate the agreement for convenience on twelve months’ prior notice prior to commercializing a Licensed Product and on eighteen months’ prior notice after commercializing a Licensed Product, and Novocure may terminate the agreement due to our diligence failure or material FCPA violation, subject to certain cure periods and dispute resolution mechanisms if disputes arise with respect to such failure or material violation, each as defined in the agreement.

GSK

In August 2018, we elected to discontinue development of Fugan (ZL-3101), which we obtained worldwide, exclusive rights to in 2016 under our license and transfer agreement with GlaxoSmithKline (China) R&D Co., Ltd, or GSK China, an affiliate of GSK.

UCB

In January 2019, we terminated our license agreement with UCB Biopharma Sprl, under which we obtained an exclusive and worldwide license under certain patents and know-how of UCB Biopharma Sprl to develop, manufacture, use, sell, import and commercialize UCB Biopharma Sprl’s proprietary antibody UCB3000, or the licensed compound, or ZL-1101 for the treatment, prevention and diagnosis of any human diseases. The license that we retained was reverted back to UCB Biopharma Sprl immediately upon termination of the license agreement and we have no continuing obligations (financial or otherwise) thereunder.

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

ZEJULA

As of December 31, 2018, we exclusively licensed two issued patents in the PRC directed to ZEJULA’s free base compound, and salts thereof, and analogues of ZEJULA. These issued patents are projected to expire between 2027 and 2028. We also exclusively licensed one pending patent application in the PRC directed to a salt that covers 4-methylbenzenesulfonate monohydrate, the active pharmaceutical ingredient, or API, of ZEJULA. If this patent application issues as a patent, such patent will be projected to expire in 2029. We do not own or have an exclusive license to any patents or patent applications in any jurisdictions outside of the PRC.

Optune (TTFields)

As of December 31, 2018, we licensed eight issued patents in the PRC and Hong Kong that relate to Optune (TTFields). An additional seven patent applications that relate to Optune (TTFields) are pending.  We are pursuing patent rights to protect its rights in these technologies and has continued its efforts to secure patent rights in China for its devices and technologies for applying electric fields to a patient for treating a disease or condition, especially diseases that promote tumor growth.   We are pursuing patent rights to protect its rights in these technologies.

ZL-2401

As of December 31, 2018, we exclusively licensed four issued patents in the PRC directed to ZL-2401’s compound, formulations and crystal form and one pending patent application in the PRC directed to other crystalline forms of ZL-2401.  The issued composition of matter patent covering ZL-2401 is projected to expire in 2021 and the other two issued patents are projected to expire in 2029. If the two patent applications are issued, they are expected to expire in 2029. We have also exclusively licensed two issued patents in Hong Kong and Taiwan, respectively that cover a crystalline salt form of ZL-2401, which expire in 2029. We do not own or have an exclusive license to any patents or patent applications in any jurisdictions outside of the PRC, Hong Kong and Taiwan.

FPA144

As of December 31, 2018, we exclusively licensed one issued patent in the PRC and one issued patent in Hong Kong. These issued patents are directed to certain anti-FGFR2b antibodies, and are projected to expire in 2029. We have also exclusively licensed one pending patent application in the PRC, two pending patent applications in Taiwan, one pending patent application in Hong Kong.  If issued, claims of these patent applications are projected to expire between 2034 and 2036. We do not own or have an exclusive license to any patents or patent applications in any jurisdictions outside of the PRC, Hong Kong and Taiwan.

ZL-2301

As of December 31, 2018, we exclusively licensed four issued patents in the PRC, one issued patent in Taiwan and one issued patent in Hong Kong that relate to ZL-2301. Of these issued patents, one patent in the PRC is a composition-of-matter patent that covers the ZL-2301 compound and its analogues. One patent in the PRC covers the medical use of ZL-2301. These patents are projected to expire in 2023. Our exclusively licensed patents also include a patent in the PRC that covers a manufacturing process for intermediates useful in the synthesis of ZL-2301’s API. This patent is projected to expire in 2027. In addition, one patent we exclusively licensed in the PRC covers a crystal form of brivanib alaninate and is projected to expire in 2026. The issued patent in Hong Kong that we exclusively licensed is projected to expire in 2023. We do not own or have an exclusive license to any patents or patent applications in any jurisdictions other than the PRC and Hong Kong.

ETX2514

As of December 31, 2018, we exclusively licensed one issued patent in the PRC, one issued patent in Japan, and a corresponding issued patent or pending patent application in each of several additional jurisdictions in the territory of the Entasis Agreement, including Australia, Hong Kong, Taiwan and Korea. These issued patents or pending applications are directed to certain beta-lactamase inhibitor compounds, including ETX2514, and are projected to expire in 2033. We have also exclusively licensed a second family of patent applications having one pending patent application in each of the PRC, Japan, Australia, Taiwan, Korea, and four other jurisdictions in the territory.  If issued, claims of these patent applications are projected to expire in 2035 We do not own or have an exclusive license to any patents or patent applications in any jurisdictions outside of the territory of the Entasis Agreement.

ZL-2302

As of December 31, 2018, we exclusively licensed one issued patent application in the PRC. We also exclusively licensed two issued U.S. patents, one pending U.S. patent application, and 15 issued patents and 28 pending patent applications in other jurisdictions, including Australia, Canada, Europe, Japan, South Korea and Taiwan. The issued patents in this portfolio are directed to the pharmaceutical composition and therapeutic uses of ZL-2302, and are projected to expire between 2032 and 2033, excluding any additional term for patent term adjustments or patent term extensions in jurisdictions where such adjustments and extensions are available.

ZL-1101

As of December 31, 2018, we exclusively licensed one issued patent and one pending patent application in the PRC. We also exclusively licensed three issued U.S. patents, two pending U.S. patent applications and approximately 26 issued patents and 44 pending patent applications in other jurisdictions, including Australia, Canada, Europe, Hong Kong, Japan, South Korea, South Africa and Taiwan. The issued patents and pending patent applications in this portfolio cover antibody sequences and therapeutic uses of ZL-1101. The issued patents in this portfolio are projected to expire between 2030 and 2032.

Margetuximab

As of December 31, 2018, we exclusively licensed two pending patent applications in the PRC and one issued patent in Hong Kong.  The issued patent and pending patent applications in this portfolio cover antibody sequences and therapeutic uses of margetuximab.  The issued patent and any patents issuing from the currently pending applications are projected to expire in 2029.

MGD013

As of December 31, 2018, we exclusively licensed three pending patent applications in the PRC, two issued patents in Hong Kong, and three pending patent applications in Taiwan.  The issued patents and pending patent applications in this portfolio cover antibody sequences and therapeutic uses of MGD013.  The issued patents and any patents issuing from the currently pending applications are projected to expire between 2035 and 2036.

Undisclosed multi-specific TRIDENT molecule

As of December 31, 2018, we exclusively licensed one pending international patent application and one pending patent application in Taiwan.  Patents issuing from the pending applications are projected to expire in 2038.

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

Trademarks and domain names

We conduct our business using trademarks with various forms of the “ZAI LAB” and “” brands, as well as domain names incorporating some or all of these trademarks.

Employees

As of December 31, 2018, we employed a total of 309 full-time employees, including a total of 49 employees with M.D. or Ph.D. degrees. Of our workforce, 183 employees are engaged in research and development. None of our employees is represented by labor unions or covered by collective bargaining agreements.

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

In 2017, the drug regulatory system entered a new and significant period of reform.  The State Council and the China Communist Party jointly issued a mandatory plan to further the reform of the review and approval system and encourage the innovation of drugs and medical devices, or the Innovation Opinion. The expedited programs and other advantages under this and other recent reforms encourage drug manufacturers to seek marketing approval in China first and develop drugs in high priority disease areas, such as oncology, or rare disease areas.

To implement the regulatory reform introduced by Innovation Opinion, the NMPA is currently revising the fundamental law, regulations and rules regulating pharmaceutical products and the industry, which includes the framework law known as the PRC Drug Administration Law. However, as of February 28, 2019, the proposed amendment to the Drug Administration Law and its implementing regulations has not been enacted by the National People’s Congress.

Regulatory authorities

In the PRC, the newly formed NMPA is the authority under the State Administration for Market Regulation that monitors and supervises the administration of pharmaceutical products, medical appliances and equipment, and cosmetics. The NMPA’s predecessor, the CFDA, was established in March 2013 and separated from the Ministry of Health of the PRC, or the MOH, as part of the institutional reform of the State Council.  Predecessors of the NMPA also include the former State Food and Drug Administration (SFDA) that was established in March 2003 and the State Drug Administration (SDA) that was established in August 1998.  The primary responsibilities of the NMPA include:

•	monitoring and supervising the administration of pharmaceutical products, medical appliances and equipment, as well as cosmetics in the PRC;
•	formulating administrative rules and policies concerning the supervision and administration of the pharmaceutical, medical device, and cosmetics industry;
•	evaluating, registering and approving of new drugs, generic drugs, imported drugs and traditional Chinese medicine, or TCM;

•

approving and issuing permits for the manufacture and export/import of pharmaceutical products, as well as medical appliances and equipment, and approving the establishment of enterprises to be engaged in the manufacture and distribution of pharmaceutical products; and

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

•

The key tasks of the reform in the 13th five-year period were as follows: (1) to deepen the reform of public hospitals, (2) to accelerate the development of a graded diagnosis and treatment system, (3) to consolidate and improve the universal medical insurance system, (4) to guarantee drug supply, (5) to establish and improve a comprehensive supervision system, (6) to cultivate talented health-care practitioners, (7) to stabilize and perfect the basic public health service equalization system, (8) to advance the construction of health information technology, (9) to accelerate the development of the health services industry generally, and (10) to strengthen organization and implementation.

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

According to the current PRC Drug Administration Law, no pharmaceutical products may be produced in China without a pharmaceutical production license. A local manufacturer of pharmaceutical products must obtain a pharmaceutical production license from one of the provincial administration of medical products in order to commence production of pharmaceuticals. Prior to granting such license, the relevant government authority will inspect the manufacturer’s production facilities, and decide whether the sanitary conditions, quality assurance system, management structure and equipment within the facilities have met the required standards.

In October 2017, the former CFDA released an amendment to the Drug Administration Law (Draft for Public Comments).  This draft amendment reflects the former CFDA’s recent reform initiatives on the market authorization holder system, clinical trial practices, drug review and approval practices and GMP and GSP certification.  This amendment was further revised in late 2018, and the revision was submitted to the National People’s Congress for legislative review in 2019.

The PRC Implementing Regulations of the Drug Administration Law promulgated by the State Council took effect on September 15, 2002, were amended on February 6, 2016 and serve to provide detailed implementation regulations for the PRC Drug Administration Law.

Good Laboratories Practice Certification for Nonclinical Research

To improve the quality of animal research, the former SFDA promulgated the Good Laboratories Practice of Preclinical Laboratory in 2003, or the GLP 2003, and began to conduct the certification program of the GLP. The GLP 2003 was then abolished and replaced by the Good Laboratories Practice of Preclinical Laboratory promulgated in 2017. In April 2007, the former SFDA promulgated the Administrative Measures for Certification of Good Laboratory Practice of Preclinical Laboratory, providing that the NMPA is responsible for certification of nonclinical research institutions. According to the Administrative Measures for Certification of Good Laboratory Practice of Preclinical Laboratory, the NMPA decides whether an institution is qualified for undertaking pharmaceutical nonclinical research upon the evaluation of the institution’s organizational administration, personnel, laboratory equipment and facilities and its operation and management of nonclinical pharmaceutical projects. If all requirements are met, a GLP Certification will be issued by the NMPA and published on the government website.

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

Approval Authority for Clinical Trial Applications

According to the Administrative Measures for Drug Registration, upon completion of its pre-clinical research, a research institution must apply for approval of a CTA before conducting clinical trials. As of May 1, 2017, the clinical trial approval can be directly issued by the CDE on behalf of the NMPA. This delegation of authority can shorten the approval timeline for the approval of a CTA.

Special Examination and Approval for Domestic Category 1 Drugs

According to the Administrative Measures for Drug Registration, drug registration applications are divided into three different types, namely Domestic New Drug Application, Domestic Generic Drug Application, and Imported Drug Application. Drugs fall into one of three general types divided by working mechanism, namely chemical medicine, biological product or traditional Chinese or natural medicine. Under the Administrative Measures for Drug Registration, a Category 1 drug refers to a new drug that has never been marketed in any country, and is eligible for special review or fast track approval by the NMPA.

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

According to the Special Examination and Approval Provisions, the former CFDA conducts special examination and approval for new drug registration applications when:

•

(1) the effective constituent of drug extracted from plants, animals, minerals, etc. as well as the preparations thereof have never been marketed in China, and the material medicines and the preparations thereof are newly discovered;

•	(2) the chemical raw material medicines as well as the preparations thereof and the biological product have not been approved for marketing home and abroad;
•	(3) the new drugs are for treating AIDS, malignant tumors and rare diseases, etc., and have obvious advantages in clinic treatment; or
•	(4) the new drugs are for treating diseases with no effective methods of treatment.

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

Drug Clinical Practice Reform and Compliance with GCP

In October 2017, the Chinese government announced an administrative reform of clinical trial institutions. Certification of clinical trial institutions by the former CFDA and the former National Health and Family Planning Commission of the PRC is no longer required.  Under this reform, a clinical trial institution can be engaged by a drug marketing authorization applicant (i.e., a sponsor) to conduct a drug clinical study after it has been duly recorded with the online platform designated by the NMPA.  In July 2018, the NMPA and the NHC jointly released the Rules for Administration of the Requirements for and Recordal of Drug Clinical Trial Institutions. The Rules specify requirements for clinical trial institutions and recordal procedures.  Pursuant to the Rules, a clinical trial institution should comply with the GCP requirements and be capable of undertaking pharmaceutical clinical trials.  It should evaluate or engage a third party to evaluate its clinical trial proficiency, facilities and expertise. A drug marketing authorization applicant should only engage a duly recorded clinical trial institution to carry out a drug clinical trial. To date, over 670 hospitals in China have successfully completed the recordal with the NMPA and NHC.

The conduct of clinical trials must adhere to the GCP and the protocols approved by the ethics committees of each study site. Since 2015, the former CFDA has strengthened the enforcement against widespread data integrity issues associated with clinical trials in China. To ensure authenticity and reliability of the clinical data, the former CFDA mandated applicants of the pending drug registration submissions to conduct self-inspection and verification of their clinical trial data. Based on the submitted self-inspection results, the former CFDA also regularly launched onsite clinical trial audits over selected applications and reject those found with data forgery.  The GCP audit has been ongoing and was able to curb the number of unreliable NDA application.

Pilot Plan for the Marketing Authorization Holder System

Under the authorization of the Standing Committee of the National People’s Congress, the State Council issued the Pilot Plan for the Drug Marketing Authorization Holder Mechanism on May 26, 2016, which provides a detailed pilot plan for the marketing authorization holder system, or the MAH System, for drugs in 10 provinces in China. Under the MAH System, domestic drug research and development institutions and individuals in the piloted regions are eligible to be holders of drug registrations without having to become drug manufacturers. The marketing authorization holders may engage contract manufacturers for manufacturing, provided that the contract manufacturers are licensed and GMP-certified, and are also located within the piloted regions. Drugs qualified for the MAH System are: (1) new drugs (including Category 1 and 2 drugs under the Reform Plan) approved after the implementation of the MAH System; (2) generic drugs approved as Category 3 or 4 drugs under the Reform Plan; (3) previously approved generics that have passed the equivalence assessments against originator drugs; and (4) previously approved drugs whose licenses were held by drug manufacturers originally located within the piloted regions, but have been moved out of the piloted regions due to corporate mergers or other reasons.

The Pilot Plan was originally set for a 3-year period, and would end in December 2018.  Effective as of November 5, 2018, the Standing Committee of the National People’s Congress decided to extend the pilot program for another year.  The above mentioned draft amendment to the Drug Administration Law (dated November 2018) proposes to roll out this MAH System nation wide.  Uncertainties exist as to how this MAH System will be implemented universally to substitute the Pilot Plan.

Administrative Protection and Monitoring Periods for New Drugs

According to the Administrative Measures for Drug Registration, the Implementing Regulations of the Drug Administration Law and the Reform Plan, the NMPA may, for the purpose of protecting public health, provide for an administrative monitoring period of five years for Category 1 new drugs approved to be manufactured, commencing from the date of approval, to continually monitor the safety of those new drugs.

During the monitoring period of a new drug, the NMPA will not accept other applications for new drugs containing the same active ingredient. This renders an actual five-year exclusivity protection for Category 1 new drugs. The only exception is that the NMPA will continue to handle any application if, prior to the commencement of the monitoring period, the NMPA has already approved the applicant’s clinical trial for a similar new drug. If such application conforms to the relevant provisions, the NMPA may approve such applicant to manufacture or import the similar new drug during the remainder of the monitoring period.

Non-Inferiority Standard

In China, a drug may receive regulatory approval without showing superiority in its primary endpoint. Rather, a drug may be approved for use if it shows non-inferiority in its primary endpoint and superiority in one of its secondary endpoints.

New Drug Application

When Phases I, II and III of the clinical trials have been completed, the applicant may apply to the NMPA for approval of an NDA. The NMPA then determines whether to approve the application according to the comprehensive evaluation opinion provided by the CDE of the NMPA. We must obtain approval of an NDA before our drugs can be manufactured and sold in the China market.

International Multi-Center Clinical Trials Regulations

On January 30, 2015, the former CFDA promulgated Notice on Issuing the International Multi-Center Clinical Trial Guidelines (Tentative), or the Multi-Center Clinical Trial Guidelines, which took effect as of March 1, 2015, aiming to provide guidance for the regulation of application, implementation and administration of international multi-center clinical trials in China. Pursuant to the Multi-Center Clinical Trial Guidelines, international multi-center clinical trial applicants may simultaneously perform clinical trials in different centers using the same clinical trial protocol. Where the applicant plans to make use of the data derived from the international multi-center clinical trials for application to NMPA for approval of an NDA, such international multi-center clinical trials shall satisfy, in addition to the requirements set forth in Drug Administration Law and its implementation regulations, Administrative Measures for Drug Registration and relevant laws and regulations, the following requirements:

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

International multi-center clinical trials shall follow international prevailing GCP principles and ethics requirements. Applications shall ensure the truthfulness, reliability and trustworthiness of clinical trials results; the researchers shall have the qualification and capability to perform relevant clinical trials; and an ethics committee shall continuously review the trials and protect the subjects’ interests, benefits and safety. Before the performance of the international multi-center clinical trial, applicants shall obtain clinical trial approvals or complete filings pursuant to requirements under the local regulations where clinical trials are conducted, and register and disclose the information of all major researchers and clinical trial organizations on the NMPA’s  drug clinical trial information platform.

Data derived from international multi-center clinical trials can be used for the NDAs with the NMPA. When using international multi-center clinical trial data to support NDAs in China, applicants shall submit the completed global clinical trial report, statistical analysis report and database, along with relevant supporting data in accordance with ICH-CTD (International Conference on Harmonization-Common Technical Document) content and format requirements; subgroup research results summary and comparative analysis shall also be conducted concurrently.

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

Application for, and Examination and Approval of, Drug Technology Transfer

Applications for drug technology transfer should be submitted to the provincial administration of medical products where the transferee is located. If the transferor and the transferee are located in different provinces, the provincial administration of medical products where the transferor is located should provide examination opinions. The provincial administration of medical products where the transferee is located is responsible for examining application materials for technology transfer and organizing inspections on the production facilities of the transferee. Drug control institutes are responsible for testing three batches of drug samples.

The CDE should further review the application materials, provide technical evaluation opinions and form a comprehensive evaluation opinion based on the site inspection reports and the testing results of the samples. The NMPA should determine whether to approve the application according to the comprehensive evaluation opinion of the CDE. An approval letter of supplementary application and a drug approval number will be issued to qualified applications. A Clinical Trial Authorization will be issued when necessary. For rejected applications, a notification letter of the examination opinions will be issued with the reasons for rejection.

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

Business Licenses

In addition to a Pharmaceutical Manufacturing permit, the manufacturing enterprise must also obtain a business license from the Administration of Market Regulation at the local level. The name, legal representative and registered address of the enterprise specified in the business license must be identical to that set forth in the Pharmaceutical Manufacturing Permit.

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

The GMP certificate is valid for a term of five years and an application for renewal must be submitted six months prior to its expiration date. The NMPA and its provincial branches are authorized to monitor the continued compliance of pharmaceutical manufacturers, for example, by a follow-up inspection of implementation of the GMP requirements. Failure to continuously comply with the statutory requirements may lead to rectification orders imposed on the manufacturers. Penalties for breach of GMP compliance can vary depending on the degree of seriousness. Administrative sanctions range from a rectification notice to monetary fines, suspension of production and business operation, and revocation of the pharmaceutical manufacturing permit and the Pharmaceutical GMP Certificate.

U.S. Regulation of Pharmaceutical Product Development and Approval

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations.  Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining marketing approvals and the subsequent compliance with appropriate federal, state and local rules and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. regulatory requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions. These sanctions could include, among other actions, FDA’s refusal to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of enforcement-related letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by FDA and the Department of Justice, or DOJ, or other governmental entities. Our drug candidates must be approved by the FDA through the NDA process before they may be legally marketed in the United States. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

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

NDA Submission and FDA Review Process

The results of non-clinical studies and of the clinical trials, together with other detailed information, including extensive manufacturing information and information on the composition of the drug and proposed labeling, are submitted to the FDA in the form of an NDA requesting approval to market the drug for one or more specified indications. The FDA reviews an NDA to determine, among other things, whether a drug is safe and effective for its intended use and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. FDA approval of an NDA must be obtained before a drug may be offered for sale in the United States.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each NDA must be accompanied by an application user fee. The FDA adjusts the PDUFA user fees on an annual basis. According to the FDA’s fee schedule, effective through September 30, 2019, the user fee for an application requiring clinical data, such as an NDA, is approximately $2.6 million.  PDUFA also imposes an annual prescription drug program fee for human drugs of approximately $300,000. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. The FDA conducts a preliminary review of an NDA within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA aims to complete its initial review of an NDA and respond to the applicant within 10 months from the filing date for a standard NDA and, and within six months from the filing date for a priority NDA. The FDA does not always meet its PDUFA goal dates for standard and priority review NDAs, and the review process is often significantly extended by FDA requests for additional information or clarification.

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

Pediatric Trials

Under the Pediatric Research Equity Act of 2003, a NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With the enactment of FDASIA in 2012 , a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must also submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-Phase II meeting or as may be agreed between the sponsor and FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from pre-clinical studies, early phase clinical trials, and/or other clinical development programs.

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

FDA regulations also require that approved products be manufactured in specific approved facilities and in accordance with cGMP. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. NDA holders using contract manufacturers, laboratories or packagers are responsible for the selection and monitoring of qualified firms, and, in certain circumstances, qualified suppliers to these firms. These manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. The discovery of violative conditions, including failure to conform to cGMP, could result in enforcement actions that interrupt the operation of any such facilities or the ability to distribute products manufactured, processed or tested by them. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA, including, among other things, recall or withdrawal of the product from the market. Discovery of previously unknown problems with a drug or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a drug’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our drugs under development.

Other U.S. Regulatory Matters

Manufacturing, sales, promotion and other activities following drug approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, in the United States, the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, the Drug Enforcement Administration for controlled substances, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments.  In the United States, the activities of pharmaceutical manufacturers are subject to federal and state laws designed to prevent “fraud and abuse” in the healthcare industry. The laws generally limit financial interactions between manufacturers and health care providers or other participants in the healthcare industry and/or require disclosure to the government and public of such interactions. Many of these laws and regulations contain ambiguous requirements or require administrative guidance for implementation. Pharmaceutical manufacturers are also required to provide discounts or rebates under government healthcare programs or to certain government and private purchasers in order to obtain coverage under federal healthcare programs such as Medicaid.  Participation in such programs may require tracking and reporting of certain drug prices.  Manufacturers are subject to fines and other penalties if such prices are not reported accurately. The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act. Drugs must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities are also potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of pharmaceutical drugs is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical drugs.

The failure to comply with regulatory requirements subjects manufacturers to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of drugs, total or partial suspension of production, denial or withdrawal of product approvals, exclusion from participation in government healthcare programs or refusal to allow a firm to enter into supply contracts, including government contracts. In addition, even if a firm complies with FDA and other requirements, new information regarding the safety or efficacy of a product could lead the FDA to modify or withdraw product approval. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

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
Coverage and Reimbursement

PRC Coverage and Reimbursement

Historically, most Chinese healthcare costs had been borne by patients out-of-pocket, which had limited the growth of more expensive pharmaceutical products. However, in recent years the number of people covered by government and private insurance has increased. According to the PRC National Bureau of Statistics, as of June 2018, close to 1.2 billion urban employees and residents in China were enrolled in the national medical insurance program, representing a coverage rate of 83% of the total population. The PRC government has announced a plan to give every person in China access to basic healthcare by year 2020.

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

Participants of the national medical insurance program and their employers, if any, are required to contribute to the payment of insurance premium on a monthly basis. Program participants are eligible for full or partial reimbursement of the cost of medicines included in the Medical Insurance Catalogue. The Notice Regarding the Tentative Measures for the Administration of the Scope of Medical Insurance Coverage for Pharmaceutical Products for Urban Employee, jointly issued by several authorities including the Ministry of Labor and Social Security and the Ministry of Finance, among others, on May 12, 1999, provides that a pharmaceutical product listed in the Medical Insurance Catalogue must be clinically needed, safe, effective, reasonably priced, easy to use, available in sufficient quantity, and must meet the following requirements:

•	it is set forth in the Pharmacopoeia of the PRC;
•	it meets the standards promulgated by the NMPA; and
•	if imported, it is approved by the NMPA for import.

Factors that affect the inclusion of a pharmaceutical product in the Medical Insurance Catalogue include whether the product is consumed in large volumes and commonly prescribed for clinical use in the PRC and whether it is considered to be important in meeting the basic healthcare needs of the general public.

The PRC Ministry of Human Resources and Social Security, together with other government authorities, previously had the power to determine the medicines included in the NRDL. In February 2017, the PRC Ministry of Human Resources and Social Security released the 2017 NRDL. The 2017 NRDL expands its scope and covers 2,535 drugs in total, including 339 drugs that are newly added. The 2017 NRDL reflects an emphasis on innovative drugs and drugs that treat cancer and other serious diseases. For instance, most of the innovative chemical drugs and biological products approved in China between 2008 and the first half of 2016 have been included in the 2017 NRDL or its candidate list.  The NRDL was further expanded in October 2018 after the newly created National Healthcare Security Administration (NHSA), the successor agency to Ministry of Human Resources and Social Security, finalized the price negotiations with drug manufacturers for 18 oncology drugs.  10 of the 18 oncology drugs were approved after 2017.  17 of the 18 products were included in the NRDL.

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

National List of Essential Drugs

On August 18, 2009, MOH and eight other ministries and commissions in the PRC issued the Provisional Measures on the Administration of the National List of Essential Drugs and the Guidelines on the Implementation of the National List of Essential Drugs System, which aimed to promote essential medicines sold to consumers at fair prices in the PRC and ensured that the general public in the PRC has equal access to the drugs contained in the National List of Essential Drugs. MOH promulgated the National List of Essential Drugs (Catalog for the Basic Healthcare Institutions) on August 18, 2009, a revised National List of Essential Drugs on March 13, 2013 and another revised National List of Essential Drugs on September 30, 2018. According to these regulations, basic healthcare institutions funded by government, which primarily include county-level hospitals, county-level Chinese medicine hospitals, rural clinics and community clinics, shall store up and use drugs listed in National List of Essential Drugs. The drugs listed in National List of Essential Drugs shall be purchased by centralized tender process and shall be subject to the price control by NDRC. Drugs listed in the National List of Essential Drugs are all listed in the Medical Insurance Catalogue.  Historically, the entire amount of the purchase price of such drugs would be entitled to reimbursement.  The recent revision in 2018 included several novel drugs, and their reimbursement ratios are subject to further negotiations between the drug manufacturers and local administration of healthcare security at the provincial level.

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

Price Controls

Instead of direct price controls which were historically used in China but abolished in June 2016, the government regulates prices mainly by establishing a price negotiations, consolidated procurement mechanism, and revising medical insurance reimbursement standards as discussed below.

Price Negotiations

The Chinese government has initiated several rounds of price negotiations with manufacturers of patented drugs, drugs with an exclusive source of supply, and oncology drugs since 2016.  The average percentage of price reduction has been over 50%.  Once the government agreed with the drug manufacturers on the supply prices, the drugs would be automatically listed in the NRDL and qualified for public hospital purchase.

Centralized Procurement and Tenders

The Guiding Opinions concerning the Urban Medical and Health System Reform, promulgated on February 21, 2000, aims to regulate the purchasing process of pharmaceutical products by medical institution. The MOH and other relevant government authorities have promulgated a series of regulations and releases in order to implement the tender requirements.

According to the Notice on Issuing Certain Regulations on the Trial Implementation of Centralized Tender Procurement of Drugs by Medical Institutions promulgated on July 7, 2000 and the Notice on Further Improvement on the Implementation of Centralized Tender Procurement of Drugs by Medical Institutions promulgated on August 8, 2001, medical institutions established by county or higher level government or state-owned enterprises (including state-controlled enterprises) are required to implement centralized tender procurement of drugs.

The MOH promulgated the Working Regulations of Medical Institutions for Procurement of Drugs by Centralized Tender and Price Negotiations (for Trial Implementation), or there Centralised Procurement Regulations, on March 13, 2002, and promulgated Sample Document for Medical Institutions for Procurement of Drugs by Centralized Tender and Price Negotiations (for Trial Implementation), or the Centralized Tender Sample Document in November 2001, to implement the tender process requirements and ensure the requirements are followed uniformly throughout the country. The Centralized Tender Regulations and the Centralized Tender Sample Document provide rules for the tender process and negotiations of the prices of drugs, operational procedures, a code of conduct and standards or measures of evaluating bids and negotiating prices. On January 17, 2009, the MOH, the SFDA and other four national departments jointly promulgated the Opinions on Further Regulating Centralized Procurement of Drugs by Medical Institutions. According to the notice, public hospitals owned by the government at the county level or higher or owned by state-owned enterprises (including state-controlled enterprises) shall purchase pharmaceutical products by online centralized procurement. Each provincial government shall formulate its catalogue of drugs subject to centralized procurement. Except for drugs in the National List of Essential Drugs (the procurement of which shall comply with the relevant rules on National List of Essential Drugs), certain pharmaceutical products which are under the national government’s special control, such as toxic, radioactive and narcotic drugs and traditional Chinese medicines, in principle, all drugs used by public medical institutions shall be covered by the catalogue of drugs subject to centralized procurement. On July 7, 2010, the MOH and six other ministries and commissions jointly promulgated the Notice on Printing and Distributing the Working Regulations of Medical Institutions for Centralized Procurement of Drugs to further regulate the centralized procurement of drugs and clarify the code of conduct of the parties in centralized drug procurement.

The centralized tender process takes the form of public tender operated and organized by provincial or municipal government agencies. The centralized tender process is in principle conducted once every year in the relevant province or city in China. The bids are assessed by a committee composed of pharmaceutical and medical experts who will be randomly selected from a database of experts approved by the relevant government authorities. The committee members assess the bids based on a number of factors, including but not limited to, bid price, product quality, clinical effectiveness, product safety, qualifications and reputation of the manufacturer, after-sale services and innovation. Only pharmaceuticals that have won in the centralized tender process may be purchased by public medical institutions funded by the governmental or state-owned enterprise (including state-controlled enterprises) in the relevant region.

In addition to the centralized tender process, the Chinese government also rolled out a “two-invoice system” nationwide in 2018.  In the two-invoice system, in principle there can be no more than two invoices issued for drug products supplied by manufacturers to public hospitals.  To satisfy with this requirement, many drug manufacturers have reduced the tiers of distributors, or converted drug distributors into contracted service organizations.  The reduction in distribution tiers resulted in a decrease in distribution mark-ups, hence the supply prices to public hospitals would also be reduced.

Medical Insurance Reimbursement Standards

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

The General Office of the State Council further announced a master plan for the medical insurance reimbursement reform in June 2017.  The main objectives are to implement a diversified reimbursement mechanism including DRGs, per-capita caps, and per-bed-day caps.  These new reimbursement methods will be rolled out nationwide by 2020 to replace the current reimbursement method that is based on service category and product price.  Local administration of healthcare security will introduce a total budget control for their jurisdictions and decide the amount of reimbursement to public hospitals based on hospitals’ performance and the spending targets of individual basic medical insurance funds.

U.S. Coverage and Reimbursement

Successful sales of our drug candidates in the U.S. market, if approved, will depend, in part, on the extent to which our drugs will be covered by third-party payors, such as government health programs or private health insurance (including managed care plans). Patients who are provided with prescriptions as part of their medical treatment generally rely on such third-party payors to reimburse all or part of the costs associated with their prescriptions and therefore adequate coverage and reimbursement from such third-party payors are critical to new and ongoing product acceptance. These third-party payors are increasingly reducing reimbursements for medical drugs and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic drugs. Adoption or expansion of price controls and cost-containment measures could further limit our net revenue and results. Decreases in third-party reimbursement for our drug candidates, if approved, or a decision by a third-party payor to not cover our drug candidates could have a material adverse effect on our sales, results of operations and financial condition.

General legislative cost control measures may also affect reimbursement for our products. The Budget Control Act, as amended, resulted in the imposition of 2% reductions in Medicare (but not Medicaid) payments to providers in 2013 and will remain in effect through 2027 unless additional Congressional action is taken.  If we obtain approval to market a drug candidate in the United States, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented and/or any significant taxes or fees that may be imposed on us could have an adverse impact on our results of operations.

Other Healthcare Laws

Other PRC Healthcare Laws

Advertising of Pharmaceutical Products

Pursuant to the Provisions for Drug Advertisement Examination, which were promulgated on March 13, 2007 and came into effect on 1 May 2007 and amended on December 21, 2018, an enterprise seeking to advertise its drugs must apply for an advertising approval code. The validity term of an advertisement approval number for pharmaceutical drugs is one year. The content of an approved advertisement may not be altered without prior approval. Where any alteration to the advertisement is needed, a new advertisement approval number shall be obtained by submitting a reapplication.

Insert Sheet and Labels of Pharmaceutical Products

According to the Measures for the Administration of the Insert Sheets and Labels of Drugs effective on June 1, 2006, the insert sheets and labels of drugs should be reviewed and approved by the NMPA. A drug insert sheet should include the scientific data, conclusions and information concerning drug safety and efficacy in order to direct the safe and rational use if drugs. The inner label of a drug should bear such information as the drug’s name, indication or function, strength, dose and usage, production date, batch number, expiry date and drug manufacturer, and the outer label of a drug should indicate such information as the drug’s name, ingredients, description, indication or function, strength, dose and usage and adverse reaction.

Packaging of Pharmaceutical Products

According to the Measures for The Administration of Pharmaceutical Packaging effective on September 1, 1988, pharmaceutical packaging must comply with the national and industry standards. If no national or industry standards are available, the enterprise can formulate its own standards and put into implementation after obtaining the approval of the administration of medical products or bureau of standards at provincial level. The enterprise shall reapply with the relevant authorities if it needs to change its own packaging standard. Drugs that have not developed and received approval for packing standards must not be sold or traded in PRC (except for drugs for the military).

Other U.S. Healthcare Laws

We may also be subject to healthcare regulation and enforcement by the U.S. federal government and the states where we may market our drug candidates, if approved. These laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security and transparency laws, such as the following:

•

federal healthcare program anti-kickback laws, which prohibit, among other things, persons from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

•

federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, information or claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent;

•

the federal Health Insurance Portability and Accountability Act of 1996, which prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and which also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

•

the Federal Food, Drug, and Cosmetic Act, which among other things, strictly regulates drug product and medical device marketing, prohibits manufacturers from marketing such products prior to approval or for off-label use and regulates the distribution of samples;

•

federal laws that require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under government healthcare programs;

•

the so-called “federal sunshine” law, which requires pharmaceutical and medical device companies to monitor and report certain financial interactions with physicians and teaching hospitals (and other healthcare professionals starting in 2021) to the federal government for re-disclosure to the public; and

•

state law equivalents of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including private insurers, state transparency laws, state laws limiting interactions between pharmaceutical manufacturers and members of the healthcare industry, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by federal laws, thus complicating compliance efforts.

If and when we become subject to such laws, efforts to ensure that our activities comply with applicable healthcare laws may involve substantial costs. Many of these laws and their implementing regulations contain ambiguous requirements or require administrative guidance for implementation. Given the lack of clarity in laws and their implementation, our activities could be subject to challenge. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we could be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, which could significantly harm our business.

Other Significant PRC Regulation Affecting Our Business Activities in China

PRC Regulation of Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or NDRC, and together with Existing FIE Laws and their respective implementation rules and ancillary regulations. The Catalogue lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted” and “prohibited.”. Industries not listed in the Catalogue are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. In addition, on June 28, 2018 the MOFCOM and the NDRC jointly promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the 2018 Negative List, which became effective on July 28, 2018 to amend the Guidance Catalogue and the previous negative list thereunder.

On March 15, 2019, the National People's Congress promulgated the FIL, which will come into effect on January 1, 2020 and upon then the FIL will replace the Existing FIE Laws. The FIL embodies an expected regulatory trend in PRC to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The FIL, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The FIL provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. However, it is unclear whether the “negative list” will differ from the 2018 Negative List. The FIL also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriate or requisition the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, allows foreign investors’ funds to be freely transferred out and into the territory of PRC, which run through the entire lifecycle from the entry to the exit of foreign investment, and provide an all-around and multi-angle system to guarantee fair competition of foreign-invested enterprises in the market economy. In addition, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the FIL, which means that foreign invested enterprises may be required to adjust the structure and corporate governance in accordance with the current PRC Company Law and other laws and regulations governing the corporate governance.

The Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, was issued by MOFCOM in October 2016 and revised in July 2018. Pursuant to FIE Record-filing Interim Measures, the establishment and change of foreign-invested enterprises are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administrative measures. If the establishment or change of FIE matters involve the special entry administrative measures, the approval of the MOFCOM or its local counterparts is still required.

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

On February 22, 1993, the Product Quality Law of the PRC, or the Product Quality Law, was promulgated to supplement the PRC Civil Law aiming to protect the legitimate rights and interests of the end-users and consumers and to strengthen the supervision and control of the quality of products. The Product Quality Law was revised by the Ninth National People’s Congress on July 8, 2000, by the Eleventh National People’s Congress on August 27, 2009 and by the Thirteenth National People’s Congress on December 29, 2018. Pursuant to the revised Product Quality Law, manufacturers who produce defective products may be subject to civil or criminal liability and have their business licenses revoked.

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

PRC Regulation of Labor Protection

Under the Labor Law of the PRC, effective on January 1, 1995 and subsequently amended on August 27, 2009 and December 29, 2018, the PRC Employment Contract Law, effective on January 1, 2008 and subsequently amended on December 28, 2012 and the Implementing Regulations of the Employment Contract Law, effective on September 18, 2008, employers must establish a comprehensive management system to protect the rights of their employees, including a system governing occupational health and safety to provide employees with occupational training to prevent occupational injury, and employers are required to truthfully inform prospective employees of the job description, working conditions, location, occupational hazards and status of safe production as well as remuneration and other conditions as requested by the Labor Contract Law of the PRC.

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

Pursuant to applicable PRC laws, rules and regulations, including the Social Insurance Law which became effective on July 1, 2011 and amended on December 29, 2018, the Interim Regulations on the Collection and Payment of Social Security Funds which became effective on January 22, 1999, Interim Measures concerning the Maternity Insurance of Employees which become effective on December 14, 1994, and the Regulations on Work-related Injury Insurance which became effective on January 1, 2004 and was subsequently amended on December 20, 2010, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, work-related injury insurance and maternity insurance. If an employer fails to make social insurance contributions timely and in full, the social insurance collecting authority will order the employer to make up outstanding contributions within the prescribed time period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due. If such employer fails to make the overdue contributions within such time limit, the relevant administrative department may impose a fine equivalent to one to three times the overdue amount.

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

We also comply with numerous additional national and provincial laws relating to matters such as safe working conditions, manufacturing practices, environmental protection and fire hazard control in all material aspects. We believe that we are currently in compliance with these laws and regulations; however, we may be required to incur significant costs to comply with these laws and regulations in the future. Unanticipated changes in existing regulatory requirements or adoption of new requirements could therefore have a material adverse effect on our business, results of operations and financial condition.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this Annual Report on Form 20-F:

D.	Property, Plant and Equipment

We are headquartered in Shanghai where we have our main administrative and laboratory offices, which is 3,632 square meters in size. The lease for this facility expires in 2020. We also have a 98 square meter office in Beijing, the lease for which expires in 2020. In early 2017, we built a small molecule drug product facility in Suzhou, China capable of supporting clinical and commercial production and in 2018, we built a large molecule facility in Suzhou, China using GE Healthcare FlexFactory platform technology capable of supporting clinical production of our drug candidates. The cost to complete the small molecule facility was approximately $6.7 million and was paid with cash on hand. The construction of the large molecule facility was completed in 2018, which cost approximately $12.9 million and was financed with cash. We believe our current facilities are sufficient to meet our near-term needs.

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

Overview

We are an innovative, research-based, commercial-stage biopharmaceutical company based in China and the United States focusing on discovering or licensing, developing and commercializing proprietary therapeutics that address areas of large unmet medical need in the China market, including in the fields of oncology, autoimmune and infectious diseases therapies. Our mission is to transform patients’ lives in China and eventually leverage our capabilities to impact human health worldwide.

Since our founding in 2014, we have constructed a broad and validated innovative pipeline currently consisting of eight clinical-stage drug candidates with potentially differentiated profiles, in addition to other assets, through partnerships with global biopharmaceutical companies. Our clinical-stage portfolio includes seven late-stage assets targeting large, fast growing segments of China’s pharmaceutical market. Across our broader portfolio, we currently have over 20 ongoing or planned clinical trials. We believe that our leadership team’s extensive global drug development expertise, combined with our demonstrated understanding of the pharmaceutical industry, clinical resources and regulatory system in China, has provided us, and will continue to provide us, with opportunities to bring innovative products to market in China efficiently.

Our consolidated net loss attributable to ordinary shareholders for the year ended December 31, 2016, 2017 and 2018 was $37.5 million, $50.4 million and $139.1 million, respectively.

Basis of Presentation

Our consolidated statement of operations data for the years ended December 31, 2016, 2017 and 2018 and our consolidated statement of financial position data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. Our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F have been prepared in accordance with U.S. GAAP.

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

To date, we have financed our activities primarily through private placements, our initial public offering in September 2017 and a follow-on offering in September 2018. Through December 31, 2018, we have raised approximately $164.6 million in private equity financing and approximately $298.0 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us in our initial public offering and our subsequent follow-on offering. Our operations have consumed substantial amounts of cash since inception. The net cash used in our operating activities was $32.2 million, $32.4 million and $97.5 million for the years ended December 31, 2016, 2017 and 2018, respectively. We expect our expenditures to increase significantly in connection with our ongoing activities, particularly as we advance the clinical development of our six clinical-stage drug candidates and continue research and development of our preclinical-stage drug candidates and initiate additional clinical trials of, and seek regulatory approval for, these and other future drug candidates. These expenditures include:

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

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of personnel compensation and related costs, including share-based compensation for commercial and administrative personnel. Other selling, general and administrative expenses include product distribution and promotion costs, professional service fees for legal, intellectual property, consulting, auditing and tax services as well as other direct and allocated expenses for rent and maintenance of facilities, insurance and other supplies used in selling, general and administrative activities. We anticipate that our selling, general and administrative expenses will increase in future periods to support increases in our commercial and research and development activities and as we prepare to commercialize, develop, and manufacture our products. These increases will likely include increased headcount, increased share compensation charges, increased product distribution and promotion costs, expanded infrastructure and increased costs for insurance. We also incur increased legal, compliance, accounting and investor and public relations expenses associated with being a public company.

Our Ability to Commercialize Our Drug Candidates

All of our drug candidates are still in development in China. Eight of our drug candidates are in clinical development and various others are in pre-clinical development in China. Our ability to generate revenue from our drug candidates is dependent on their receipt of regulatory approval for and successful commercialization of such products, which may never occur. Certain of our drug candidates may require additional pre-clinical and/or clinical development, regulatory approval in multiple jurisdictions, manufacturing supply, substantial investment and significant marketing efforts before we generate any revenue from product sales.

Our License Arrangements

Our results of operations have been, and we expect them to continue to be, affected by our licensing, collaboration and development agreements. We are required to make upfront payments upon our entry into such agreements and milestone payments upon the achievement of certain development, regulatory and commercial milestones for the relevant drug product under these agreements as well as tiered royalties based on the net sales of the licensed products. These expenses are recorded in research and development expense in our consolidated financial statements and totalled $17.1 million, $8.0 million and $59.2 million for the years ended December 31, 2016, 2017 and 2018, respectively.

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

	Year ended December 31,
(in thousands, except share and per share data)	2018	2017	2016
Comprehensive Loss Data:
Revenue	129	—	—
Cost of sales	(43)	—	—
Gross profit	86	—	—
Operating expenses:
Research and development	$(120,278)	$(39,342)	$(32,149)
Selling, general and administrative	(21,576)	(12,049)	(6,380)
Loss from operations	(141,768)	(51,391)	(38,529)
Interest income	3,261	527	403
Interest expenses	(40)
Changes in fair value of warrants	—	200	(1,920)
Other income	1,968	933	2,534
Other expense	(1,909)	(403)	—
Loss before income tax and share of loss from equity method investment	(138,488)	(50,134)	(37,512)
Income tax expense	—	—	—
Share of loss from equity method investment	(587)	(250)	—
Net loss attributable to ordinary shareholders	$(139,075)	$(50,384)	$(37,512)
Weighted-average shares used in calculating net loss per ordinary share, basic and diluted	52,609,810	21,752,757	9,439,028
Net loss per share, basic and diluted	$(2.64)	$(2.32)	$(3.97)

Year Ended December 31, 2018 Comparted to Year Ended December 31, 2017

Research and Development Expenses

The following table sets forth the components of our research and development expenses for the years indicated.

	Year ended December 31,
(in thousands)	2018	%	2017	%
Research and development expenses:
Personnel compensation and related costs	$16,755	13.9	$9,370	23.8
Licensing fees	59,152	49.2	7,948	20.2
Payment to CROs/CMOs/Investigators	32,282	26.8	14,993	38.1
Other costs	12,089	10.1	7,031	17.9
Total	$120,278	100.0	$39,342	100.0

Research and development expenses increased by $81.0 million to $120.3 million for year ended December 31, 2018 from $39.3 million for year ended December 31, 2017. The increase in research and development expenses included the following:

•

$7.4 million for increased personnel compensation and related costs which was primarily attributable to increased employee compensation costs, due to hiring of more personnel during the year ended December 31, 2018 and the grants of new share options and vesting of restricted shares to certain employees;

•

$51.2 million for increased licensing fees in connection with the upfront and milestone fee paid for licensing agreement (see “Item 4. Information on the Company—Overview of Our License Agreements” for further information);

•	$17.3 million for increased payment to CROs/CMOs/Investigators in fiscal year 2018 as we advanced our drug candidate pipeline; and
•	$5.1 million for increased lab consumables and professional service expenses.

The following table summarizes our research and development expenses by program for the years ended December 31, 2018 and December 31, 2017, respectively:

	Year ended December 31,
(in thousands)	2018	%	2017	%
Research and development expenses:
Clinical programs	$89,556	74.5	$12,614	32.1
Preclinical programs	8,102	6.7	14,755	37.5
Unallocated research and development expenses	22,620	18.8	11,973	30.4
Total	$120,278	100.0	$39,342	100.0

During the year ended December 31, 2018, 74.5% and 6.7% of our total research and development expenses were attributable to clinical programs and preclinical programs, respectively. During the year ended December 31, 2017, 32.1% and 37.5% of our total research and development expenses were attributable to clinical programs and preclinical programs, respectively. ZEJULA represented approximately 13% and 43% of our external research and development expense, which includes payments to CROs, CMOs and investigators, for the year ended December 31, 2018 and 2017, respectively. ZL-2401 represented approximately 12% and 45% of our external research and development expense, which includes licensing fees and payment to CROs, CMOs and investigators, for the year ended December 31, 2018 and 2017. FPA144, Optune and MacroGenics projects represented approximately 12%, 14% and 25% of our external research and development expense, which includes licensing fees and payment to CROs, CMOs and investigators, for the year ended December 31, 2018, respectively. No other programs represented a significant amount of research and development expense for the years ended December 31, 2018 or 2017. Though we manage our external research and development expenses by program we do not allocate our internal research and development expenses by program because our employees and internal resources may be engaged in projects for multiple programs at any time.

Selling, General and Administrative Expenses

The following table sets forth the components of our general and administrative expenses for the years indicated.

	Year ended December 31,
(in thousands)	2018	%	2017	%
Selling, General and Administrative Expenses:
Personnel compensation and related costs	$13,410	62.2	$7,331	60.9
Professional service fees	3,266	15.1	2,977	24.7
Other costs	4,900	22.7	1,741	14.4
Total	$21,576	100.0	$12,049	100.0

Selling, general and administrative expenses increased by $9.6 million to $21.6 million for year ended December 31, 2018 from $12.0 million for year ended December 31, 2017. The increase in general and administrative expenses included the following:

•

$6.1 million for increased personnel compensation and related costs which was primarily attributable to increased administrative personnel costs, due to hiring of more personnel during year ended December 31, 2018 and the grants of new share options and vesting of restricted shares to certain employees; and

•	$3.2 million for increased other costs due to the increase of selling, rental, and travel expenses in fiscal year 2018. No selling expenses were incurred during year ended December 31, 2017.

Interest Income

Interest income increased by $2.7 million for year ended December 31, 2018 due to higher cash and short-term investments balance in 2018.

Interest Expenses

Interest expense was due to short-term borrowings in 2018.

Share of loss from equity method investment

In June 2017, we entered into an agreement with three third-parties to launch JING Medicine Technology (Shanghai) Ltd. (“JING”), an entity which will provide services for drug discovery and development, consultation and transfer of pharmaceutical technology. We account for our investment using the equity method of accounting because we do not control the investee but have the ability to exercise significant influence over the operating and financial policies of the investee. An investment loss of $586,551 and $249,652 related to this investment was recorded for the year ended December 31, 2018 and 2017, respectively.

Other Income

Other income increased by $1.0 million for year ended December 31, 2018 primarily as a result of an increase in governmental subsidies.

Net Loss Attributable to Ordinary Shareholders

As a result of the foregoing, we had net loss attributable to ordinary shareholders of $139.1 million for the year ended December 31, 2018 compared to net loss attributable to ordinary shareholders of $50.4 million for the year ended December 31, 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Research and Development Expenses

The following table sets forth the components of our research and development expenses for the years indicated.

	Year ended December 31,
(in thousands)	2017	%	2016	%
Research and development expenses:
Personnel compensation and related costs	$9,370	23.8	$6,095	19.0
Licensing fees	7,948	20.2	17,108	53.2
Payment to CROs/CMOs/Investigators	14,993	38.1	6,759	21.0
Other costs	7,031	17.9	2,187	6.8
Total	$39,342	100.0	$32,149	100.0

Research and development expense increased by $7.2 million to $39.3 million for year ended December 31, 2017 from $13.6 million for year ended December 31, 2016. The increase in research and development expenses included the following:

•

$3.3 million for increased personnel compensation and related costs which was primarily attributable to increased employee compensation costs, due to hiring of more personnel during the year ended December 31, 2017 and the grants of new share options and vesting of restricted shares to certain employees; and

•	$8.2 million for increased payment to CROs/CMOs in fiscal year 2017 as we advanced our drug candidate pipeline; and
•	$4.8 million for increased rental fee, lab consumables and professional service expenses.

These increases were offset by a $9.1 million decrease in licensing fees as we incurred $17.1 million in licensing fees in fiscal year 2016 compared to $8.0 million in licensing fees in fiscal year 2017.

The following table summarizes our research and development expenses by program for the years indicated.

	Year ended December 31,
(in thousands)	2017	%	2016	%
Research and development expenses:
Clinical programs	$12,614	32.1	$20,129	62.6
Preclinical programs	14,755	37.5	4,839	15.1
Unallocated research and development expenses	11,973	30.4	7,181	22.3
Total	$39,342	100.0	$32,149	100.0

During the year ended December 31, 2017, 32.1% and 37.5% of our total research and development expenses were attributable to clinical programs and preclinical programs, respectively. During the year ended December 31, 2016, 62.6% and 15.1% of our total research and development expenses were attributable to clinical programs and preclinical programs, respectively. ZEJULA represented approximately 43% and 63% of our external research and development expense, which includes payments to CROs, CMOs and investigators, for the year ended December 31, 2017 and 2016, respectively. ZL-2401 represented approximately 45% of our external research and development expense, which includes licensing fees and payment to CROs and CMOs, for the year ended December 31, 2017. No other programs represented a significant amount of research and development expense for the years ended December 31, 2017 or December 31, 2016. Though we manage our external research and development expenses by program we do not allocate our internal research and development expenses by program because our employees and internal resources may be engaged in projects for multiple programs at any time.

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

Interest Income

Interest income increased by $0.1 million for year ended December 31, 2017 due to higher cash balance in 2016.

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

Share of loss from equity method investment

In June 2017, we entered into an agreement with three third-parties to launch JING Medicine Technology (Shanghai) Ltd. (“JING”), an entity which will provide services for drug discovery and development, consultation and transfer of pharmaceutical technology. We account for our investment using the equity method of accounting because we do not control the investee but have the ability to exercise significant influence over the operating and financial policies of the investee. An investment loss of $249,652 related to this investment was recorded for the year ended December 31, 2017.

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

We determined the fair value of the stock options granted to employees. Before 2018, the binomial option pricing model was applied in determining the estimated fair value of the options granted to employees. In 2018, the Group changed to use the Black-Scholes option valuation model since the Group expected the Black-Scholes option valuation model provide a better estimate of fair value. A change in the valuation technique is a change in accounting estimate for purposes of applying ASC 250, and shall be applied prospectively to new awards.

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

Financial instruments of our company primarily include cash and cash equivalents, short-term investment, accounts receivable, prepayments and other current assets, short-term borrowings, accounts payable, and other payables. As of each reporting date, the carrying values of cash and cash equivalents, short-term investment, accounts receivable, prepayments and other current assets, short-term borrowings, accounts payable and other payables approximated their fair values due to the short-term maturity of these instruments. The warrant liabilities were recorded at fair value as determined on the respective issuance dates and subsequently adjusted to the fair value at each reporting date. We determined the fair values of the warrant liabilities with the assistance of an independent third party valuation firm, and we have measured the warrant liabilities at fair values on a recurring basis using significant unobservable inputs (Level 3) as of each reporting date.

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

The equity value of our company determined at the respective valuation dates based on the income approach under the above assumptions and the market approach referring to transaction price of our private equity financing transactions with independent third parties was allocated between the preferred shares and ordinary shares. The option-pricing method was used to allocate equity value, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation.” The method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock.

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

The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2017 and 2018, we did not have any significant unrecognized uncertain tax positions.

B.	Liquidity and Capital Resources

Since our inception, we have incurred net losses and negative cash flows from our operations. Substantially all of our losses have resulted from funding our research and development programs and general and administrative costs associated with our operations. We incurred net losses of $139.1 million, $50.4 million and $37.5 million for the years ended December 31, 2018, 2017 and 2016, respectively. As of December 31, 2018, we had an accumulated deficit of $249.6 million. Our primary use of cash is to fund research and development costs. Our operating activities used $97.5 million, $32.4 million and $32.2 million of cash flows during the years ended December 31, 2018, 2017 and 2016, respectively. Historically, we have financed our operations principally through proceeds from private placements of preferred shares and warrants of $164.6 million as well as proceeds from our initial public offering and subsequent follow-on offering. As of December 31, 2018, we had cash and cash equivalents and short-term investments of $263.3 million.  Our expenditures as a company principally focused on R&D, are largely discretionary and as such our current losses and cash used in operations do not present immediate going concern issues. Based on our current operating plan, we expect that our existing cash, cash equivalents and short-term investments as of December 31, 2018, will enable us to fund our operating expenses and capital expenditures requirements for at least the next 12 months after the date that the financial statements included in this report are issued.  However, in order to bring to fruition our R&D objectives the company will ultimately need additional funding sources and there can be no assurances that they will be made available.

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

During the years ended December 31, 2018, 2017 and 2016, no appropriation to statutory reserves was made because our PRC subsidiaries had substantial losses during such periods. As a result of relevant applicable PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends, as a general reserve fund, our PRC subsidiaries are restricted in their ability to transfer a portion of its net assets. Foreign exchange and other regulations in the PRC may further restrict our PRC subsidiaries from transferring funds to us in the form of dividends, loans and advances. As of December 31, 2018, amounts restricted are the paid-in capital of our PRC subsidiaries, which amounted to $91.0 million.

The following table provides information regarding our cash flows for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
(in thousands)	2018	2017	2016
Net cash (used in) operating activities	$(97,538)	$(32,367)	$(32,158)
Net cash (used in) investing activities	(212,554)	(10,434)	(2,730)
Net cash provided by financing activities	144,147	187,860	106,200
Effect of foreign exchange rate changes	(763)	652	(524)
Net (decrease) increases in cash and cash equivalents	$(166,708)	$145,711	$70,788

Net cash used in operating activities

During the year ended December 31, 2018, our operating activities used $97.5 million of cash, which resulted principally from our net loss of $139.1 million, adjusted for non-cash charges of $14.2 million, and by cash provided by our operating assets and liabilities of $27.4 million. Our net non-cash charges during the year ended December 31, 2018 primarily consisted of $1.6 million depreciation expense, $12.2 million share-based compensation expense and a $0.6 million share of loss from equity method investment, and offset by a $0.3 million amortization of deferred income.

During the year ended December 31, 2017, our operating activities used $32.4 million of cash, which resulted principally from our net loss of $50.4 million, adjusted for non-cash charges of $10.5 million, and by cash provided in our operating assets and liabilities of $7.5 million. Our net non-cash charges during the year ended December 31, 2017 primarily consisted of $0.5 million depreciation expense, $9.9 million share-based compensation expense, $0.2 million share of loss from equity method investment and $0.2 million gain from changes in fair value of warrants.

During the year ended December 31, 2016, our operating activities used $32.2 million of cash, which resulted principally from our net loss of $37.5 million, adjusted for non-cash charges of $7.0 million, and by cash used in our operating assets and liabilities of $1.7 million. Our net non-cash charges during the year ended December 31, 2016 primarily consisted of $0.2 million depreciation expense, $4.9 million share-based compensation expense and $1.9 million loss from changes in fair value of warrants.

Net cash used in investing activities

Net cash used in investing activities was $212.6 million for the year ended December 31, 2018 compared to $10.4 million for the year ended December 31, 2017. The increase in cash used in investing activities was due to purchases of short-term investments, construction of our large molecule facility and other investments in 2018.

Net cash used in investing activities was $10.4 million for the year ended December 31, 2017 compared to $2.7 million for the year ended December 31, 2016. The increase in cash used in investing activities was due to the construction of our small molecule and large molecule facilities and other investments in 2017.

Net cash provided by financing activities

Net cash provided by financing activities was $144.1 million for the year ended December 31, 2018 compared to $187.9 million for the year ended December 31, 2017. The cash provided by financing activities was mainly attributable to the issuance of ADS in our subsequent follow-on offering in 2018.

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

The following table sets forth our contractual obligations as of December 31, 2018. Amounts we pay in future periods may vary from those reflected in the table.

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)
Operating Lease Obligations	$3,341	$2,169	$1,172	$—	$—
Purchase Obligations	1,455	1,455	—	—	—
Total	$4,796	$3,624	$1,172	$—	$—

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

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. The new standard establishes a right-of-use (ROU) model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The standard is effective on January 1, 2019, with early adoption permitted. We adopted the new standard on January 1, 2019 and use the effective date as the date of initial application. In July 2018, the FASB issued an update that provided an additional transition option that allows companies to continue applying the guidance under the lease standard in effect at that time in the comparative periods presented in the consolidated financial statements. Companies that elect this option would record a cumulative-effect adjustment to the opening balance of retained earnings on the date of adoption.  We elected this optional transition method. As of December 31, 2018, we have $3.3 million of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets. Therefore, we would expect changes to its consolidated balance sheets for the recognition of these and any additional leases entered into in the future upon adoption.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which intended to reduce cost and complexity and to improve financial reporting for nonemployee share-based payments. The ASU expands the scope of Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than a company’s adoption date of Topic 606, Revenue from Contracts with Customers. As of December 31, 2018, there was $93,822 of total unrecognized compensation expense related to unvested non-employee options or RSU. We do not expect the requirements of ASU 2018-07 will have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): The amendments in ASU 2018-13 eliminate the requirements to disclose the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, valuation processes for Level 3 fair value measurements, and policy for timing of transfers between levels. ASU 2018-13 also provides clarification in the measurement uncertainty disclosure by explaining that the disclosure is to communicate information about the uncertainty in measurement as of the reporting date. In addition, ASU 2018-13 added the following requirements: changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and range and weighted average of significant unobservable inputs used in Level 3 fair value measurements. Finally, ASU 2018-13 updated language to further encourage entities to apply materiality when considering de minimis for disclosure requirements. The guidance will be applied retrospectively for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with the exception of amendments to changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used for Level 3 fair value measurements, and the narrative description of measurement uncertainty which will be applied prospectively. Early adoption is permitted. We do not expect the requirements of ASU 2018-13 will have a material impact on the consolidated financial statements.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606. This update clarifies that certain transactions between participants in a collaborative arrangement should be accounted for under ASC 606 when the counterparty is a customer and precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction. The update is effective in fiscal years beginning after December 15, 2019, and interim periods therein, and early adoption is permitted for entities that have adopted ASC 606. This guidance should be applied retrospectively to the date of initial application of Topic 606. We are currently evaluating the impact on its financial statements of adopting this guidance.

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

Our Executive Officers and Directors

Below is a list of the names and ages of our directors and officers as of March 1, 2019, and a brief account of the business experience of each of them. The business address for our directors and officers is c/o Zai Lab Limited, 4560 Jinke Road, Bldg. 1, 4F, Pudong, Shanghai, China 201210.

Name	Age	Position(s)

Executive Officers

Ying (Samantha) Du	54	Director, Chairman and Chief Executive Officer

Tao Fu	47	Director, President & Chief Operating Officer

Yongjiang Hei	56	Chief Medical Officer, Oncology

Harald Reinhart	67	Chief Medical Officer, Autoimmune and Infectious Diseases

Billy Cho	41	Chief Financial Officer

William Liang	48	Chief Commercial Officer

Ning Xu	54	Executive Vice President, Head of Clinical and Regulatory

James Yan	55	Executive Vice President, Pre-clinical Development and Program & Portfolio Management

Non-Management Directors

Kai-Xian Chen	73	Director

Nisa Leung	48	Director

William Lis	54	Director

Peter Wirth	68	Director; Senior Advisor

John Diekman	76	Director

Other Key Employees

Jonathan Wang	37	Senior Vice President, Head of Business Development

Bo Zhang	46	Senior Vice President, Chemistry, Manufacturing and Controls

Zhengqi (Mary) Sun	52	Vice President, Regulatory Affairs

Xiaopeng (Tom) Feng	46	Vice President, Finance

Yunpeng Su	44	Vice President, Head of Biologics Discovery, China

Scientific Advisors

Lieping Chen	62	Scientific Advisor

Richard A. Flavell	73	Scientific Advisor

Gwen Fyfe	67	Scientific Advisor

Neal Rosen	68	Scientific Advisor

Executive Officers

Ying (Samantha) Du, Ph.D. co-founded our company and has been our Director, Chairman and Chief Executive Officer since our inception. Prior to founding our company, Dr. Du spent two years as Managing Director of healthcare investments at Sequoia Capital China, where she led four investments. From 2001 to 2011, Dr. Du was founder and Chief Executive Officer of Hutchison Medi-Pharma and the co-founder and Chief Scientific Officer of Hutchison China MediTech Limited, a Nasdaq-listed biopharmaceutical company, where she pioneered China-based global biopharmaceutical innovation by bringing five internally-discovered innovative drug candidates into clinical trials, including two global Phase III ready drug candidates. Dr. Du began her career with Pfizer in the United States in 1994, where she was involved in the development and launch of two global drugs. While at Pfizer, she was responsible for Pfizer’s global metabolic licensing program on the scientific side. She received a Ph.D. in biochemistry from the University of Cincinnati. Dr. Du has also been involved with and chaired several Chinese regulatory and government related committees.

Tao Fu has been our Director since 2017 and has served as our company’s Chief Operating Officer since September 2018. Prior to joining our company, he was executive Vice President, Chief Commercial and Business Officer of Portola Pharmaceuticals, Inc., a publicly traded biotechnology company specializing in cardiovascular disease, hematological disorders and cancer from June 2015 to September 2018. Prior to joining Portola in June 2015, Mr. Fu was Vice President, business development, head of M&A and alliance management at BMS. Mr. Fu led all M&A, divestiture, strategic transaction and venture investment opportunities as well as alliance management for BMS. Between 2003 and 2015, Mr. Fu worked at Johnson & Johnson in a number of roles, most recently as Vice President, business development, where he was responsible for global M&A activities in the pharmaceutical sector. Prior to joining Johnson & Johnson, Mr. Fu held managerial positions with Scios Inc., a biotechnology company in California; McKinsey &Company, a global management consulting firm; and Becton Dickinson, a leading medical device company. Mr. Fu received a master of science in cell biology from the University of Rochester, and a master of business administration in finance and marketing from Vanderbilt University. Mr. Fu did his undergraduate studies in biology at Tsinghua University and is a Chartered Financial Analyst (CFA).

Yongjiang Hei, M.D., Ph.D. has been our Chief Medical Officer, oncology since 2018. Prior to joining our company, Dr. Hei was the Chief Medical Officer at Qilu Pharmaceuticals responsible for the overall strategy and operations of clinical development programs in all therapeutic areas. Dr. Hei joined Qilu from the San Diego-based biotechnology company Ambrx, where he served as the Chief Medical Officer responsible for the clinical strategy and operations, focusing on antibody-drug conjugates and bispecific antibodies. Prior to Ambrx, Dr. Hei had worked at Amgen for approximately 10 years as the Executive Medical Director in oncology global development and medical affairs. In particular, he was the Global Development Leader for numerous oncology pipeline molecules and marketed products including small molecules such as Motesanib as well as biologics such as conatumumab and Vectibix. Additionally, during his tenure at Amgen, Dr. Hei spent three years in China as the Medical Head to build the clinical medical teams and establish product development and clinical operation capabilities for Amgen China. Before Amgen, Dr. Hei served as the U.S. Medical Director for Roche, and Senior Global Brand Medical Director/Executive Director for Novartis Oncology where he led the development and execution of medical plans and expanded investigator-initiated clinical research. In addition, Dr. Hei supported regulatory filings and submissions at the FDA, PMDA (Japan), EMA, and the CFDA.

Harald Reinhart, M.D. has been our Chief Medical Officer, autoimmune and infectious diseases since 2017. He is currently adjunct clinical professor of infectious diseases at the Yale School of Medicine. Prior to joining our company, Dr. Reinhart worked at Shionogi US as Head of Clinical Development & Medical Affairs, where he directed a broad portfolio of antibiotics, diabetes, allergy and pain medications. and guided a woman’s health product through Phase III, NDA and FDA approval. Between 2003 and 2011, Dr. Reinhart held senior roles at Novartis, including Vice President and Global Project Leader of Infectious Disease, Transplantation and Immunology. He oversaw successful filings of SNDAs and NDAs for Coartem, Famvir, Sebivo, and Cubicin, managed clinical development groups in the U.S. and E.U., and supervised the transitioning of projects from research into clinical development. From 1991 until 2003 he worked at Bayer in anti-infectives and diabetes. He was International Clinical Project Manager for ciprofloxacin and acarbose and in charge of numerous successful SNDA filings. He also oversaw the strategic development of several early phase antibacterial and antiviral projects. Dr. Reinhart received his medical degree from the University of Würzburg in Germany. He completed his medical specialty training in the United States with board-certifications in internal medicine and infectious diseases.

Billy Cho, M.B.A., M.A. joined our company as our Chief Financial Officer in March 2018. Prior to joining our company, Mr. Cho served as Managing Director and Head of Asia Healthcare Investment Banking at Citigroup. Based in Hong Kong since 2011, Mr. Cho was responsible for healthcare client coverage at Citigroup across the Asia Pacific region and led many biopharma transactions in China, including Zai Lab’s U.S. initial public offering. Prior to this, he was based in New York in healthcare M&A investment banking and also spent time in corporate development for a pharmaceutical services company. Mr. Cho started his career at Ernst & Young performing financial audits of U.S.-based healthcare companies. Mr. Cho earned his M.B.A. from the Wharton School of the University of Pennsylvania and M.A. in Accounting from University of Virginia.

William Liang, M.D. joined our company as our Chief Commercial Officer in June 2018. Prior to joining our company, Mr. Liang served as Vice President at AstraZeneca heading up the Oncology Business Unit in China. Under his leadership, AstraZeneca built a top performing oncology franchise in China by significantly outgrowing the market with many successful product launches, including setting a new benchmark for the successful market launch of Tagrisso. During his tenure, Mr. Liang expanded his team from approximately 500 to 2,000 professionals and introduced a patient-centric business model to establish AstraZeneca’s oncology leadership position in China. Prior to AstraZeneca, he was Vice President of Oncology at Bristol-Myers Squibb in China, where he rebuilt the oncology sales team to achieve substantial sales growth. Previously, he spent over 13 years in senior commercial roles at Roche, where he began his career and ultimately achieved the position of China Business Unit Director of Oncology. Mr. Liang received his Medical Degree in Clinical Medicine from Fudan University and his Executive MBA degree from the China Europe International Business School.

Ning Xu, M.D. has been our executive Vice President, head of clinical operations and regulatory affairs since 2014. Prior to joining our company, he served as Vice President, head of clinical development service at Covance China. Before joining Covance, Dr. Xu served as a senior medical and regulatory affairs executive at Johnson & Johnson and GlaxoSmithKline. Dr. Xu received a medical degree from Peking Union Medical College and a master of business administration from the University of Illinois at Chicago. Dr. Xu also completed a postdoctoral fellowship at the Medical School, University of Illinois at Chicago. Between 2011 and 2015, he was the chairman of the Advisory Council of DIA China and a Director of DIA Global.

James Yan, Ph.D. has been our executive Vice President, pre-clinical development and program & portfolio management since 2015. Prior to joining our company, Dr. Yan was the head of the Covance early development Shanghai site, where he was responsible for all aspects of the business. Between 2009 and 2011, Dr. Yan served as the head of drug safety evaluation and program management of Hutchison Medi-Pharma. Prior to Hutchison Medi-Pharma, Dr. Yan had significant experience at Pfizer in the United States. Over the course of his career, Dr. Yan was been involved in many IND and NDA filings for multiple drug candidates and gained substantial experience working with regulatory agencies in several countries. Dr. Yan received a Ph.D. from Peking Union Medical University and completed post-doctoral training at the University of Chicago’s Ben-May Institute for Cancer Research. He is a diplomat of the American Board of Toxicology, a council member of the China Society of Toxicology and a member of the Drug Toxicity and Drug Safety Evaluation Committee.

Non-Management Directors

Kai-Xian Chen, Ph.D. joined our company as Director in August 2018. From 2007 to 2017, he served as a member of the National Committee of the Chinese People’s Political Consultative Conference. From 2005 to 2014, Professor Chen served as President of Shanghai University of Traditional Chinese Medicine. From 2011 to 2018, Professor Chen served as President of the Shanghai Science and Technology Association. Prior to that, from 1993 to 2004, Professor Chen served as Deputy Director and later, Director of Shanghai Institute of Materia Medica, or SIMM, Chinese Academy of Sciences. Professor Chen has as also served as Principal Scientist for two National Basic Research Programs by the Ministry of Science and Technology, or MOST. Since 2001, professor Chen has served successively as the member of the Chief Specialists Board and the deputy Chief Technical Officer of the major science and technology projects "innovative drugs and modernization of traditional Chinese medicine" and " Innovative Drug Research & Development ", where he participated in the organization and promotion of new drug research and development for the PRC’s 10th -13th Five Year Plans. In 1999, Professor Chen was elected as a member of the Chinese Academy of Sciences. Prior to that, Professor Chen conducted postdoctoral research at Institut de Biologie Physico-Chimique in Paris. Professor Chen started his academic career at SIMM as an Associate Professor, where he later reached the level of Full Professor. Professor Chen received his Master and Ph.D. Degree at the Chinese Academy of Science, and his Bachelor of Science from Fudan University.

Nisa Leung has been our Director since 2014. Ms. Leung is a Managing Partner at Qiming Venture Partners, where she leads its health care investments. In addition to serving on our board of directors, Ms. Leung is also a member of the board of directors of CanSino Biotechnology, a vaccine developer; dMed, a Shanghai-based CRO consulting startup; Gan & Lee Pharmaceuticals, a developer of insulin analog; Nurotron Biotechnology, a developer of neurostimulation systems; and Venus Medtech, a developer of interventional artificial cardiac valve systems. Ms. Leung received a Master of Business Administration from the Stanford Graduate School of Business.

William Lis has been our independent Director since October 2018. He has 28 years of biopharmaceutical experience. He served as Chief Executive Officer and a Director of Portola Pharmaceuticals, Inc. from 2010 until 2018 after serving as Chief Operating Officer and Chief Business Officer from 2008 until 2009. Under his leadership, Portola successfully grew from a discovery stage company to a fully integrated R&D and commercial organization, and independently advanced: Andexxa and Bevyxxa from discovery and early stage development through commercial launch; cerdulatinib, a novel immunology and oncology compound, from discovery through Phase III. He led corporate partnerships and private and public financings including an initial public offering in 2013. The company’s valuation grew from $250 million to $2.7 billion during his tenure. Prior to Portola, Mr. Lis held executive and management positions at Scios, Inc. (a Johnson & Johnson company) from 2003 to 2008 where he last served as Vice President of Commercial Operations and Business Development, having led efforts for the in-licensing, and then the strategic development and pre-commercial launch for Xarelto; and served on the Janssen West Coast Research and Development Committee. He also held positions of increasing responsibility at Millennium Pharmaceuticals, Inc. (previously COR Therapeutics, Inc.) from 1998 to 2003 in sales and marketing, medical affairs and business development for INTEGRILIN and early stage compounds. Earlier in his career, he was involved in the U.S. commercial launch of several products with multiple pharmaceutical companies, including Lovenox and Rilutek while at Rhone-Poulenc Rorer. Mr. Lis served as a member of the Bio Board of Directors, Emerging Companies Section in 2015 and 2016 and served as an Independent Director of Eidos Therapeutics, Inc. since December, 2018. Mr. Lis holds a B.S. from the University of Maryland.

Peter Wirth has been our Director since 2017 and has been our senior advisor since 2015. He is chairman of FORMA Therapeutics Holdings LLC, a small molecule drug discovery company; executive chairman of ZappRx, a digital health care company; chair of the board of directors at Syros Pharmaceuticals, a Nasdaq-listed biopharmaceutical company; and a venture partner at Quan Capital Management, LLC, a global venture capital firm. From 2011 to 2014, Mr. Wirth served as President and Director of Lysosomal Therapeutics, Inc., a biopharmaceutical company focused on small molecule research. From 1996 to 2011, Mr. Wirth served as a senior executive at Genzyme, which is now part of Sanofi, and most recently as its Executive Vice President of legal and corporate development, Chief Risk Officer and corporate secretary. During the last five years, Mr. Wirth also served as a director of Synageva BioPharma Corp., a biopharmaceutical company which is now owned by Nasdaq-listed Alexion Pharmaceuticals. Mr. Wirth received a law degree from Harvard Law School.

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

Other Key Employees and Advisors

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

Bo Zhang, Ph.D. has been our Senior Vice President, chemistry, manufacturing and controls since 2014. Prior to joining our company, Dr. Zhang was a director of the nature product business unit at GlaxoSmithKline, where he was responsible for chemistry, manufacturing and controls development. From 2010 to 2013, Dr. Zhang served as Senior Director of Hutchison Medi-Pharma, where he was responsible for chemistry, manufacturing and controls development. Before returning to China, Dr. Zhang had significant experience at Pfizer in the United States. Dr. Zhang received a Ph.D. in analytical chemistry from Iowa State University and a masters degree in chemical fibers from Sichuan University.

Mary Sun has been our Vice President of Regulatory since October 2018. Prior to joining our company, she had been working at Pfizer for nearly 20 years as regulatory Project & Effectiveness Director, leading team to provide supports for more than 30 in-line products maintenance, and more than 10 new products registration in China. Ms. Sun also had significant experience in many therapeutic areas, especially oncology and anti-inflammation areas. Under her leadership, the team successfully received over ten NDA approvals in China such as Palbociclib, Crizotinib, Sunitinib, Axitinib, Tofacitinib and Lyrica. Before joining Pfizer, Mary served as regulatory affairs head at Ethypharm, where she effectively established regulatory affairs team as the first regulatory colleague. She has been actively involved in several CDE working groups. Ms. Sun got her bachelor degree of Biology from Shanghai Normal University and completed Peking University MBA course.

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

Yunpeng Su, M.D. has been our Vice President, Head of Biologics Discovery China since August 2018. He has also been a Visiting Professor in Institute of Health, the Chinese Academy of Sciences since March 2016. Prior to joining our company, Dr. Su built novel antibody drug discovery platforms and led the research and development team to develop novel antibodies, bispecific antibodies and nanobodies at Simcere Pharmaceutical Group from 2011 to 2014 and NovoMab Biopharmaceuticals Inc. from 2011 to 2014.  Prior to that, Dr. Su was Assistant Professor & Associate Director, Cancer Research Institute, Scott & White Hospital at Texas A&M University, College of Medicine, U.S. His research focused on a variety of anti-cancer drug discovery including antibodies, recombinant proteins and small molecules. Dr. Su received his M.Sc. in Protein Engineering and Molecular Biology from Peking University and Ph.D. in Biochemistry and Immunology from University of Oxford, UK.

Lieping Chen, M.D. Ph.D., has served on our Scientific Advisory Board since 2019. Dr. Chen is the United Technologies Corporation Professor in Cancer Research, Co-Director of the Cancer Immunology Program at the Yale Cancer Center and a Professor of immunobiology, dermatology and medicine (Medical Oncology) at the Yale University School of Medicine. Dr. Chen studies cell membrane proteins which control lymphocyte functions and translates his laboratory findings for the treatment of human diseases including cancer.  Dr. Chen has published more than 350 research articles, review and book chapters. He has received several awards and professional recognitions including William B. Coley Award (2014), Warren Alpert Foundation Prize (2017) and Giants of Cancer Care (2018).

Richard A. Flavell, Ph.D. FRS, has served on our Scientific Advisory Board since 2017. Since 2002, Dr. Flavell has been the Sterling Professor of Immunobiology at Yale University School of Medicine. Prior to joining the Yale faculty in 1988, Dr. Flavell was the President and Chief Scientific Officer of Biogen Research Corporation. Dr. Flavell received a Ph.D. in biochemistry from the University of Hull, England, and performed postdoctoral work in Amsterdam and Zurich. He is an Investigator of the Howard Hughes Medical Institute, a fellow of the Royal Society, a member of the National Academy of Sciences, and a member of the Institute of Medicine of the National Academies. He has published over 800 papers and has received many awards, including the Invitrogen Meritorious Career Award from the American Association of Immunologists.

Gwen Fyfe, M.D. has served on our Scientific Advisory Board since 2016. Since 2009, Dr. Fyfe has been a consultant for venture capital firms and for a variety of biotechnology companies. From 1997 to 2009, Dr. Fyfe held various positions with Genentech Inc. (now a member of the Roche Group), including Vice President, Oncology Development and Vice President, Avastin Franchise Team, as well as the honorary title of Senior Staff Scientist. Dr. Fyfe played an important role in the development of Genentech’s approved oncology agents including Rituxan, Herceptin, Avastin and Tarceva. From 1990 to 1997, Dr. Fyfe was Medical Director at Chiron Therapeutics. Dr. Fyfe currently serves as a director of Array Biopharma, Inc., Cascadian Therapeutics and Molecular Partners AG and previously served as a director of Infinity Pharmaceuticals, Inc. Dr. Fyfe received a medical degree from Washington University and is a board-certified pediatric oncologist. She has been an invited member of Institute of Medicine panels, National Cancer Institute working groups and grant committees and American Society of Clinical Oncologists oversight committees.

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

Employment Arrangements with Our Executive Officers

We have entered into employment agreements with each of our executive officers and our directors (other than our non-employee directors) (together, the “executive officers”). Dr. Du is employed by Zai Lab Limited, pursuant to an amended and restated employment agreement that became effective December 1, 2018. Dr. Du also is a party to an employment agreement with Zai Lab (Shanghai) Co., Ltd.  In addition, Dr. Du has entered into an agreement with our U.S. subsidiary, Zai Lab (US) LLC, pursuant to which a portion of her base salary will be paid by Zai Lab (US) LLC based on the level of services that she provides this entity. Dr. Fu and Dr. Reinhart are each employed by Zai Lab (US) LLC pursuant to amended and restated employment agreements that became effective on January 25, 2019 and December 1, 2018, respectively. Dr. Hei is employed by Zai Lab (US) LLC and also party to an employment agreement with Zai Lab (Shanghai) Co., Ltd. Mr. Cho is employed by Zai Lab (Hong Kong) Limited. Mr. Liang, Dr. Xu and Dr. Yan are employed by Zai Lab (Shanghai) Co. Ltd.

Employment Agreements with Executive Officers at Zai Lab (Hong Kong) Limited, Zai Lab (US) LLC and Zai Lab Limited

Under the terms of the Zai Lab (Hong Kong) Limited, Zai Lab (US) LLC and Zai Lab Limited employment agreements with our executive officers, we may terminate an executive officer’s employment at any time, with or without “cause,” by giving such executive officer a notice of termination.  In the event of a voluntary termination other than for “good reason” or a termination by the company for cause, the executive officer will receive the unpaid portion of his or her base salary, computed pro rata to the date of termination, plus reimbursement for unpaid business expenses (“accrued compensation”). In the event of a termination without “cause” or a resignation of the executive officer for “good reason,” the executive officer, other than Dr. Du, will receive (i) accrued compensation, (ii) a separation benefit consisting of either six or twelve months’ base pay and payment of the Company’s portion of monthly premiums for health, dental and vision insurance coverage, to be paid in the form of salary continuation over such period following the effective date of such officer’s termination of employment, depending on service, (iii) a pro-rated portion of the executive officer’s target bonus (other than Mr. Cho and Dr. Hei) and (iv) any additional compensation that may be required by applicable law (the “Severance Benefits”).  In the event that Dr. Du’s employment is terminated without “cause” or she resigns for “good reason”, Dr. Du will receive (i) the accrued compensation, (ii) a separation benefit consisting of eighteen months’ base pay and payment of the Company’s portion of monthly premiums for health, dental and vision insurance coverage, to be paid in the form of salary continuation over the eighteen-month period following the effective date of her termination of employment, (iii) a pro-rated portion of her target bonus, (iv) accelerated vesting of any unvested stock options, restricted stock or other equity awards granted to Dr. Du prior to such termination (the “Equity Acceleration”) and (v) any additional compensation that may be required by applicable law (the “Du Severance Benefits”).  In the event the employment of an executive officer, other than Dr. Du, is terminated without “cause” or the executive officer resigns for “good reason” within twelve months following a change in control of the Company (as defined in the executive officer’s employment agreement), the executive officer is entitled to receive (i) accrued compensation, (ii) a separation benefit consisting of twelve months’ base pay and payment of the Company’s portion of monthly premiums for health, dental and vision insurance coverage, to be paid in the form of salary continuation over such period following the effective date of such officer’s termination of employment, depending on service, (iii) a pro-rated portion of the executive officer’s target bonus, (iv) any additional compensation that may be required by applicable law and (v) accelerated vesting of any unvested stock options, restricted stock or other equity awards granted to the executive officer prior to such termination. In the event Dr. Du’s employment is terminated without “cause” or she resigns for “good reason” within twelve months following a change in control of the Company (as defined in her employment agreement), in addition to the Equity Acceleration, Dr. Du is entitled to receive (i) the accrued compensation, (ii) a separation benefit consisting of eighteen months’ base pay and payment of the Company’s portion of monthly premiums for health, dental and vision insurance coverage, to be paid in the form of salary continuation over the eighteen-month period following the effective date of her termination of employment and (iii) an additional lump-sum payment equal to the sum of (x) six (6) months’ base salary, (y) two times her target bonus and (z) six months of the Company’s portion of monthly premiums for health, dental, and vision insurance coverage.

For purposes of the employment agreements described above, “cause” generally means (1) the executive officer’s repeated drunkenness or use of illegal drugs (or, in the case of Mr. Fu, the executive officer’s drunkenness or use of illegal drugs) which adversely interferes with the performance of the executive officer’s obligations and duties in the company, (2) the conviction of a felony, or any crime involving fraud or misrepresentation or violation of applicable securities laws, (3) the executive officer’s gross mismanagement of the business and affairs of the company or of its subsidiaries that directly results in a material loss to the company and for which the company has reasonable proof was committed by the executive officer, (4) the executive officer’s material violation of any terms of the employment agreement or the restrictive covenants agreement between him or her and the company, or (5) a conclusive finding by an independent fact finder appointed by the board of directors for any willful misconduct, dishonesty or acts of moral turpitude by the executive, which is materially detrimental to the interests and well-being of the Company, including, without limitation harm to its business or reputation.  For this purpose, “good reason” means (1) any material diminution of the executive officer’s duties or responsibilities (except in connection with a termination for cause, or by reason of death or “disability”) or an assignment of duties or responsibilities that are materially inconsistent with the executive officer’s position, (2) any material breach of the employment agreement by the company which is not cured within ten (10) business days after written notice is given to the company, or (3) relocation of the executive officer’s original employment location (for Dr. Du, Dr. Reinhart and Mr. Fu, relocation from the place of assignment by the company), without consent, to a location more than thirty (30) kilometers from the original employment location, other than temporary relocations of no longer than six (6) calendar months.

In the event of termination of employment by reason of death or disability, the executive officer is entitled to receive the accrued compensation, a payment equal to one month’s base pay and payment of the Company’s portion of monthly premiums for health, dental and vision insurance coverage plus any other additional compensation required by law and, with respect to Dr. Du only, the Equity Acceleration. For purposes of the employment agreements, “disability” means the executive officer is incapacitated or disabled by accident, sickness or otherwise, so as to render him or her mentally or physically incapable of performing the services under the employment agreement for a period of ninety (90) or more consecutive days, or for ninety (90) days during any six (6) month period.

As a condition to receiving payments during an applicable severance period, the executive officer must execute a release of claims that is satisfactory to the Company.

Each executive officer has generally agreed to assign to us or our designee all rights and titles to any inventions created while he or she is performing services within the scope of employment with us or utilizing our facilities. Each executive officer has also agreed, during his or her employment with us and thereafter, not to use, disclose or transfer any confidential information of our company other than as authorized by us within the scope of his or her duties. Moreover, each of our executive officers has agreed to execute the company’s compliance agreement regarding confidentiality, trade secrets, intellectual property and competitive activities, which subjects the executive to certain restrictive covenant obligations, including an agreement by the executive, for the term of his or her employment and for a period of one to two years thereafter, not to (i) directly or indirectly, compete with our business within any country where we conduct or, at the time of his or her employment, are actively engaged in planning to conduct, our business (for Dr. Hei and Mr. Fu, this restriction is limited to their period of employment) or (ii) solicit for any employees of our company or orders from any person, firm or company which was at any time during the twelve months prior to termination of such employment a customer or supplier of our company, or to modify its business relationship with our company in a manner adverse thereto.

Employment Agreements with Executive Officers at Zai Lab (Shanghai) Co., Ltd.

Executive officers working for Zai Lab (Shanghai) Co., Ltd., except for Dr. Reinhart, Mr. Fu and Mr. Cho, are party to a service agreement with Zai Lab (Shanghai) Co., Ltd.  The employment agreements with Zai Lab (Shanghai) Co., Ltd. provide that we engage each executive officer on a fixed term (Dr. Du’s agreement with Zai Lab (Shanghai) Co. Ltd. does not have a fixed term). We provide labor protection and work conditions that comply with the safety and sanitation requirements stipulated by the relevant PRC laws. Relevant executive officers (except non-PRC nationals) and the company contribute to statutory social insurance and other benefits.

During any probation period, we may immediately terminate an executive’s employment agreement without payment of severance or other liability if the executive fails to meet the company’s recruiting requirements. Outside any probation period, we may terminate an executive officer’s employment with Zai Lab (Shanghai) Co., Ltd. by providing the executive with thirty (30) days’ notice or one month’s base salary in lieu of such notice and a severance benefit in accordance with local law if (i) the executive is ill or suffers any injury that is not work-related, and fails to perform the original work after the prescribed treatment period or fails to perform other work arranged by the company, (ii) the executive is not qualified for the job, and still fails to be qualified for the job after training is given or the position is adjusted, (iii) there is a significant change to the objective circumstances on which this contract is based, resulting in the failure to perform this contract, and after the consultations by both parties, no agreement can be reached in respect of the modification of the content of this contract, (iv) the company needs to terminate employees during any reorganization to avoid bankruptcy, or because it experiences serious difficulties in production or operation, and (v) other circumstances prescribed by PRC laws or regulation. In addition, we may terminate the executive’s employment without notice or payment if (i) the executive seriously or continuously violates, or violates several times, the employment rules and policies of the company, (ii) the executive commits serious dereliction in the performance of his or her duties, or practices graft, or engages in malpractice to seek private benefit, as applicable, in either case causing severe damage to the interests of the company, (iii) the executive commits fraud or uses coercive measures or takes advantage of the company’s vulnerability to make it enter into this contract or to make amendments thereto against the company’s will, (iv) the executive is prosecuted for criminal liability, or (v) under other circumstances as permitted by PRC laws and regulations. Each executive officer may voluntarily terminate his or her contract without cause with thirty (30) days’ prior notice to us. In the event the employment of Mr. Liang is terminated without “cause” or resigns for “good reason” within twelve months following a change in control of the Company (as defined in his employment agreement. Mr. Liang is entitled to receive (i)  the accrued compensation, (ii) a separation benefit consisting of twelve months’ base pay and payment of the Company’s portion of monthly premiums for health, dental and vision insurance coverage, to be paid in the form of salary continuation over the twelve-month period following the effective date of his termination of employment,  (iii) a pro-rated portion of Mr. Liang’s target bonus, (iv) accelerated vesting of any unvested stock options, restricted stock or other equity awards granted to the executive officer prior to such termination and (iv) any additional compensation that may be required by applicable law.

Each executive officer has agreed to comply with our rules and policies regarding confidentiality and, during his or her employment with us and thereafter, has agreed not to use or disclose any confidential information of our company other than as authorized by us within the scope of his or her duties. Moreover, each of our executive officers has agreed that during his or her employment and for two years after his or her employment with us at Zai Lab (Shanghai) Co., Ltd., he or she will not work for another company or individual that is in competition with us directly or indirectly or provide services to any company or individual that is in competition with us, and will not setup or operate any business which is in competition with us directly or indirectly, or with any other third party, or through any other form. Each of our executive officers is entitled to receive monthly compensation during their 24-month non-compete period in an amount equal to 30% of their respective average monthly salaries received during the 12 months immediately preceding the termination of their employment. Each of the executives has agreed that, during employment and within one year after the termination thereof, certain “works for hire,” as defined in the agreements, shall belong to the company.

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

Compensation of Directors and Executive Officers

In the year ended December 31, 2018, we paid aggregate salaries, bonuses and benefits (excluding equity-based grants) of approximately $4.35 million to our executive officers. Executive officers are eligible to receive an annual incentive bonus, as determined by our board of directors, based on achievement of pre-established individual, departmental and company performance goals. Other than 401(k) and social insurance benefits that we provide to our U.S. executive officers, we do not otherwise separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements, and health and life insurance.  In the year ended December 31, 2018, we paid aggregate cash retainers (excluding equity-based grants and consulting fees) of approximately $216,848 to our non-employee directors pursuant to our non-employee director compensation policy, described below.  For information regarding equity-based grants to our executive officers and directors, see “—2017 Equity Incentive Plan.”

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

Outstanding awards. The following table summarizes the outstanding share options and restricted shares held by our directors and executive officers, as well as by their affiliates, as of March 15, 2019.

Name	Ordinary shares* underlying outstanding awards, which represent options unless otherwise indicated		Purchase price ($/share)	Exercise price ($/share)		Date of grant(1)
Samantha Du	216,666		N/A	US$	0.60	March 5, 2015
	1,739,166		N/A	US$	0.60	October 22, 2015
	604,376		N/A	US$	1.20	March 9, 2016
	922,184		N/A	US$	1.74	August 25, 2016
	350,000		N/A	US$	20.90	March 28, 2018
Harald Reinhart	66,666		N/A	US$	3.00	May 12, 2017
	100,000		N/A	US$	18.00	September 20, 2017
	100,000		N/A	US$	20.90	March 28, 2018
	50,000		N/A	US$	17.99	November 16, 2018
Billy Cho	400,000		N/A	US$	21.84	March 2, 2018
	100,000	(2)	N/A		N/A	March 2, 2018
Ning Xu	211,666		N/A	US$	0.60	March 5, 2015
	450,000		N/A	US$	0.60	October 22, 2015
James Yan	333,333		N/A	US$	0.60	October 22, 2015
	83,333		N/A	US$	1.74	August 25, 2016
William Liang	375,000		N/A	US$	23.80	June 4, 2018
	125,000	(2)	N/A		N/A	June 4, 2018
Yongjiang Hei	375,000		N/A	US$	22.00	August 6, 2018
	125,000	(2)	N/A		N/A	August 6, 2018
Peter Wirth	12,500	(2)	N/A		N/A	January 1, 2018
	12,500	(2)	N/A		N/A	January 10, 2019
Tao Fu	25,000	(2)	N/A		N/A	September 20, 2017
	12,500	(2)	N/A		N/A	January 1, 2018
	500,000		N/A	US$	18.92	September 24, 2018
	200,000	(2)	N/A		N/A	September 24, 2018
John Diekman	25,000	(2)	N/A		N/A	September 20, 2017
	12,500	(2)	N/A		N/A	January 1, 2018
	12,500	(2)	N/A		N/A	January 10, 2019
Kaixian Chen	12,500	(2)	N/A		N/A	August 30, 2018
	12,500	(2)	N/A		N/A	January 10, 2019
William Lis	12,500	(2)	N/A		N/A	October 8, 2018
	12,500	(2)	N/A		N/A	January 10, 2019

(1)	Options expire on or before the 10-year anniversary of the grant date.
(2)	Represents restricted shares.

Other Compensation Programs

2017 Cash Bonus Plan

Our board of directors has adopted and our shareholders have approved the Zai Lab Limited 2017 Cash Bonus Plan (our “Cash Plan”). Annual award opportunities for executive officers and key employees of the Company and its subsidiaries are granted under our Cash Plan. The following summary describes the material terms of our Cash Plan. This summary is not a complete description of all provisions of our Cash Plan and is qualified in its entirety by reference to our Cash Plan, which is filed as an exhibit to this Annual Report on Form 20-F.

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

Performance criteria. Awards under our Cash Plan will be made based on, and subject to achieving, specified criteria established by the Administrator, including measures of performance relating to any, or any combination of, the following (measured either absolutely or comparatively (including, without limitation, by reference to an index or indices or the performance of one or more companies) and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof and subject to such adjustments, if any, as the Administrator specifies): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; share or ADS price; shareholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings; or strategic business criteria, consisting of one or more objectives based on: meeting specified market penetration or value added, product development or introduction (including, without limitation any clinical trial accomplishments, regulatory or other filings or approvals, or other product development milestones), geographic business expansion, cost targets, cost reductions or savings, customer satisfaction, operating efficiency, acquisition or retention, employee satisfaction, information technology, corporate development (including, without limitation, licenses, innovation, research or establishment of third-party collaborations), manufacturing or process development, legal compliance or risk reduction, patent application or issuance goals.

Payments under an award; individual limits. A participant will be entitled to payment under an award only if all conditions to payment have been satisfied in accordance with our Cash Plan and the terms of the award. Following the end of a performance period, the Administrator will determine whether and to what extent the applicable performance criteria have been satisfied and will determine the amount payable under each award. The maximum amount payable to any participant in any calendar year under awards intended to satisfy the requirements of the performance-based compensation exception under Section 162(m) of the Code, to the extent applicable, is $5,000,000.

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

Non-Employee Director Compensation Policy

Our board of directors has adopted a non-employee director compensation policy under which each member of our board of directors who is not an employee of the Company or one of our affiliates (each a “non-employee director”) will be eligible to receive an annual cash retainer payment of $50,000. In addition, each non-employee director who was appointed to our board of directors following the adoption of this policy and whose appointment was effective prior to our IPO received an award of 25,000 restricted shares under our 2017 Equity Plan, which vests ratably on each of the first three anniversaries of the date of grant, subject to continued service as a member of our board of directors through such date. Further, commencing in calendar year 2018, non-employee directors became eligible to receive an annual grant of 12,500 restricted shares under our 2017 Equity Plan, which vest in full on the first anniversary of the date of grant, subject to continued service as a member of our board of directors through such date.

In addition, the non-employee director compensation policy provides for the following additional annual cash retainer payments for the members and chairpersons of our board committees: audit committee chair, $20,000; audit committee member, $10,000; compensation committee chair, $15,000; compensation committee member, $7,500; nominating committee chair, $10,000; nominating committee member, $5,000; compliance committee chair, $10,000; and compliance committee member, $5,000.

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

Board Committees

Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee and a compliance committee.

Audit Committee

Our audit committee consists of John Diekman, William Lis and Professor Kai-Xian Chen, with Mr. Diekman serving as chairman of the committee. We have determined that Mr. Lis qualifies as a financial expert as set forth under the applicable rules of the SEC and that Mr. Lis, Dr. Diekman and Professor Chen each satisfies the independence requirements under the rules of the Nasdaq Stock Market and under Rule 10A-3 of the Exchange Act.

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

Compensation Committee

Our compensation committee consists of Peter Wirth, Nisa Leung and Professor Kai-Xian Chen, with Mr. Wirth serving as chairman of the committee.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Samantha Du, Nisa Leung and John Diekman, with Dr. Du serving as chairman of the committee.

Our nominating and corporate governance committee is responsible for, among other things:

•	electing the board nominees for election by the shareholders or appointment by the board;
•	periodically reviewing with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
•

advising the board periodically with regards to significant developments in corporate governance law and practices as well as our compliance with applicable laws and regulations, and making recommendations to the board on corporate governance matters.

Compliance Committee

Our compliance committee consists of William Lis, Peter Wirth and Tao Fu, with Mr. Lis serving as chairman of the committee.

Our compliance committee is responsible for, among other things:

•	overseeing the Company’s policies and practices for complying with laws, regulations and internal procedures (other than regarding financial reporting matters);
•

overseeing the Company’s compliance program and evaluate its effectiveness and adequacy, review and approve the internal compliance audit plan and receive periodic updates from the Chief Compliance Officer on major compliance-related activities;

•	reviewing the Company’s policies and practices regarding issues that have the potential to seriously impact the Company’s business operations and reputation;
•	reviewing and monitoring efforts to promote an ethical culture;
•	overseeing the mechanisms for employees to seek guidance and report concerns regarding matters of compliance with laws, regulations and industry standards; and
•	exercising such other powers and perform such other duties as the Board may from time to time delegate to it.

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

As of December 31, 2018, 2017 and 2016, we had 309, 88 and 50 full-time employees, respectively. None of our employees are represented by labor unions or covered by collective bargaining agreements. The number of employees by function as of the end of the period for our fiscal years ended December 31, 2018, 2017 and 2016 was as follows:

By Function	2018	2017	2016
Research and Development	183	52	36
Commercial	55	—	—
Manufacture	46	20	4
General and Administrative	25	16	10
Total	309	88	50

E.	Share Ownership.

We had 58,355,903 ordinary shares outstanding as of March 1, 2019. The following table and accompanying footnotes set forth information relating to the beneficial ownership of our ordinary shares as of March 1, 2019 by:

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

	Ordinary Shares Beneficially Owned
Name of beneficial owner†	Number	Percent
Executive Officers and Directors:
Samantha Du(1)	9,601,826	15.9%
Tao Fu(2)	20,833	*
Harald Reinhart(3)	56,666	*
Yongjiang Hei	—	—
Billy Cho(4)	100,000	*
William Liang	—	—
Ning Xu(5)	487,832	*
James Yan(6)	266,648	*
Peter Wirth(7)	312,500	*
John Diekman(8)	20,833	*
Nisa Leung	—	—
Kai-Xian Chen	—	—
William Lis	—	—
All Executive Officers and Directors as a Group	10,867,138	17.7%
Beneficial Owners of 5% or More of our Ordinary Shares:
QM 11 Limited(9)	10,470,933	17.9%
Investment funds affiliated with Advantech Capital(10)	7,167,397	12.3%
The Z Trust(11)	4,289,930	7.4%
FMR, LLC(12)	5,810,578	10.0%
Investment funds affiliated with Sequoia Capital(13)	3,884,152	6.6%
KPCB China Fund II, L.P.(14)	3,437,311	5.9%

*	The person beneficially owns less than 1% of our outstanding ordinary shares.
†	The business address of all directors and officers is 4560 Jinke Road, Bldg. 1, 4F, Pudong, Shanghai, China 201210.
(1)

Includes 2,195,850 ordinary shares issuable to Dr. Du upon exercise of vested options and options exercisable within 60 days of March 1, 2019. Includes 6,030,323 ordinary shares held by certain holders of ordinary shares, including Zai management and their affiliates. Although Dr. Du does not have any pecuniary interest in these ordinary shares, these shareholders have granted Dr. Du the right to vote their shares and, therefore, she may be deemed to be the beneficial owner of the ordinary shares held by these shareholders.

(2)	Includes 20,833 vested restricted shares and restricted shares will be vested within 60 days of March 1, 2019.

(3)	Includes 56,666 ordinary shares issuable upon exercise of vested options and options exercisable within 60 days of March 1, 2019.
(4)

Includes 80,000 ordinary shares issuable upon exercise of vested options and options exercisable within 60 days of March 1, 2019 and 20,000 vested restricted shares and restricted shares will be vested within 60 days of March 1, 2019.

(5)	Includes 487,832 ordinary shares issuable upon exercise of vested options and options exercisable within 60 days of March 1, 2019.
(6)	Includes 266,648 ordinary shares issuable upon exercise of vested options and options exercisable within 60 days of March 1, 2019.
(7)	Includes 12,500 vested restricted shares and restricted shares will be vested within 60 days of March 1, 2019.
(8)	Includes 20,833 vested restricted shares and restricted shares will be vested within 60 days of March 1, 2019.
(9)	Based on a Schedule 13G filed on February 13, 2019. The address for QM 11 Limited is Units 4206-06 Gloucester Tower, The Landmark, Central, Hong Kong.
(10)

Based on a Schedule 13G filed on February 13, 2018. Consists of (i) 6,734,064 ordinary shares held by Maxway Investment Limited and (ii) 433,333 ordinary shares held by Harbor Front Investment Limited. The address for Maxway Investment Limited and Harbor Front Investment Limited is c/o DMS House, 20 Genesis Close, George Town, Grand Cayman, KY1-1103, Cayman Islands.

(11)	The address for The Z Trust is 16015 Huebner BLF, San Antonio, Texas 78248-1469.
(12)

Based upon the information provided by FMR LLC in a Schedule 13G filed on February 13, 2019. Abigail P. Johnson is a Director and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address for FMR LLC is 245 Summer Street, Boston, Massachusetts 02110

(13)

Based on a Schedule 13G filed on February 14, 2018. Consists of (i) 2,986,278 ordinary shares held by Sequoia Capital CV IV Holdco, Ltd. and (ii) 897,874 ordinary shares held by SCC Growth I Holdco A, Ltd. The address for Sequoia Capital CV IV Holdco, Ltd. and SCC Growth I Holdco A, Ltd. is Conyers Trust Company (Cayman) Limited, P.O. Box 2681, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

(14)

Based on a Schedule 13G filed on February 22, 2019. The address for KPCB China Fund II, L.P. is c/o Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, PO Box 268 Grand Cayman KY1-1104, Cayman Islands.

As of March 1, 2019, based on public filings with the SEC, there are no major shareholders owning 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above. As of March 1, 2019, we had nine holders of record with addresses in the United States, including Citibank, N.A., depositary of our ADS program, which held 27,091,114 ordinary shares as of that date.

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

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B.Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2018 with any members of our board of directors or executive officers and beneficial holders of more than 5% of our ordinary shares:

Agreements and Transactions with Shareholders

Registration Rights Agreement

We have entered into a shareholders agreement in January 2016, or the Registration Rights Agreement, with certain of our shareholders, in which we granted certain demand registration rights, piggyback registration rights and F-3 registration rights to holders of our registrable securities.

Other Relationships

Voting Proxy

Certain holders of our ordinary shares, which hold 6,030,323 ordinary shares, have granted Dr. Du the right to vote their ordinary shares.

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

Qiagen (Suzhou) Translational Medicine Co., Ltd.

An immediate family member of Dr. Du is owner of Qiagen (Suzhou) Translational Medicine Co., Ltd., or Qiagen. We incurred $125,679 in research and development expenses to Qiagen for drug research and development services for the year ended December 31, 2018.

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

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.     FINANCIAL INFORMATION

A.Consolidated Financial Statements and Other Financial Information

See “Item 18 Financial Statements.”

A.7Legal Proceedings

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

A.8Dividend Policy

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

B.Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.     THE OFFER AND LISTING

A.Offering and Listing Details

The principal host market for our ADSs is the Nasdaq Global Market.

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs have been listed on the Nasdaq Global Market since September 20, 2017 under the symbol “ZLAB.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

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

C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this Annual Report on Form 20-F.

D.Exchange Controls

See “Item 4.B. Information on the Company—Business—Regulation—Regulations Relating to Foreign Exchange Registration of Offshore Investment by PRC Residents.”

E.Taxation

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

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the tax rate in respect to dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced tax rate: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Announcement of the State Administration of Taxation on Promulgating the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, which became effective in November 2015, require that non-resident enterprises may be entitled to the reduced tax rate itself when filing a tax return or making a withholding declaration through a withholding agent. There are also other conditions for enjoying the reduced tax rate according to other relevant tax rules and regulations. Accordingly, our subsidiary Zai Lab (Hong Kong) Limited may be able to enjoy the 5% tax rate for the dividends it receives from its PRC incorporated subsidiaries if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations and obtain the approvals as required. However, according to SAT Circular 81, if the relevant tax authorities determine our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable tax rate on dividends in the future.

If our Cayman Islands holding company, Zai Lab Limited, is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs.

Material United States Federal Income Tax Consideration

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

F.Dividends and Payment Agents

Not applicable.

G.Statement by experts

Not applicable.

H.Documents on display

We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. The SEC maintains a website at  www.sec.gov  that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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

I.Subsidiary information

Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk including foreign exchange risk, credit risk, cash flow interest rate risk and liquidity risk.

Foreign Exchange Risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of our company included aggregated amounts of RMB26.9 million and RMB25.7 million, which were denominated in RMB, as of December 31, 2018 and 2017, respectively, representing 6% and 2% of the cash and cash equivalents as of December 31, 2018 and 2017, respectively.

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

Credit Risk

Our credit risk is primarily attributable to the carrying amounts of cash and cash equivalents, short-term investment and prepayment to suppliers. The carrying amounts of cash and cash equivalents and short-term investment represent the maximum amount of loss due to credit risk. As of December 31, 2018 and 2017, all of our cash and cash equivalents and short-term investments were held by major financial institutions located in the PRC and international financial institutions outside of the PRC which we believe are of high credit quality, and we will continually monitor the credit worthiness of these financial institutions. With respect to the prepayments to suppliers, we perform on-going credit evaluations of the financial condition of these suppliers.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the Consumer Price Index in China increased by 2.1%, 1.6% and 2.0% in 2018, 2017 and 2016, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Oher Securities

Not applicable

D.American Depositary Shares

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

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. The depositary has reimbursed us for expenses related to the administration and maintenance of the facility in the amount of $0.3 million and $0.1 million, after deduction of applicable U.S. taxes, for the year ended December 31, 2018 and 2017, respectively.

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

For the period from September 20, 2017, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2018, we used the net proceeds from our initial public offering as follows:

•	approximately $34.5 million for research development costs driven primarily by ZEJULA, ZL-2401 and ZL-2301;
•	approximately $34.6 million for licensing and developing new drug candidates;
•	approximately $11.3 million for the construction of our large molecule drug product facility in Suzhou; and
•	approximately $38.0 million for staff cost, working capital and other general corporate purpose.

There has been no material change in the planned use of proceeds from our initial public offering as described in our final prospectus dated September 20, 2017 filed with the SEC pursuant to Rule 424(b)(4). Our management retains broad discretion over the allocation and use of the remaining net proceeds of our U.S. initial public offering.

.ITEM 15.     CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

B.Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP in and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2018 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2018.

C.Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2018.

D.Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that William Lis, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

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

	2018	2017
	US$	US$
	(in thousands)
Audit Fees(1)	$550	$405

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

4.1	Form of Deposit Agreement (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on September 1, 2017)

4.2

Form of American Depositary Receipt (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on September 1, 2017)

4.3

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.3 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on September 1, 2017)

4.4

Third Amended and Restated Shareholders Agreement between Zai Lab Limited and other parties named therein dated June 26, 2017 (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on August 15, 2017)

10.1#

Zai Lab Limited 2015 Omnibus Equity Incentive Plan as amended on February 3, 2016 and April 10, 2016 (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on September 1, 2017)

10.2#

Zai Lab Limited 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on September 1, 2017)

10.3#

Form Restricted Share Unit Award Agreement (incorporated by reference to Exhibit 10.23 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on September 1, 2017)

10.4#

Form Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.24 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on September 1, 2017)

10.5#

Form of Non-Statutory Stock Option Award Agreement (incorporated by reference to Exhibit 10.25 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on September 1, 2017)

10.6#

Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on September 1, 2017)

10.7#

Zai Lab Limited 2017 Cash Bonus Plan (incorporated by reference to Exhibit 10.11 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on September 1, 2017)

10.8+

Collaboration, Development and License Agreement by and between Tesaro, Inc. and Zai Lab (Shanghai) Co., Ltd. dated September 28, 2016 (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on August 15, 2017)

10.9

Amendment to Collaboration, Development and License Agreement by and between Tesaro, Inc. and Zai Lab (Shanghai) Co., Ltd., dated February 26, 2018 (incorporated by reference to Exhibit 4.3 to our Annual Report on Form 20-F (File No. 001-38205) filed with the SEC on April 30, 2018)

10.10+

License Agreement by and between Bristol-Myers Squibb Company and Zai Lab (Hong Kong) Limited dated March 9, 2015 (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on August 15, 2017)

10.11+

License and Collaboration Agreement by and between Paratek Bermuda Ltd. and Zai Lab (Shanghai) Co., Ltd. dated April 21, 2017  (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on August 15, 2017)

10.12+

License Agreement by and between Sanofi and Zai Lab (Hong Kong) Limited dated July 22, 2015  (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on August 15, 2017)

10.13+

License Agreement by and between Five Prime Therapeutics, Inc. and Zai Lab (Shanghai) Co., Ltd. dated December 19, 2017 (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F (File No. 001-38205) filed with the SEC on April 30, 2018)

10.14+

License and Collaboration Agreement by and between Entasis Therapeutics Holdings Inc. and Zai Lab (Shanghai) Co., Ltd. dated as of April 25, 2018 (incorporated by reference to Exhibit 10.12 to our Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-227159) filed with the SEC on September 5, 2018)

10.15*^	License and Collaboration Agreement by and between Novocure Limited and Zai Lab (Shanghai) Co., Ltd. dated September 10, 2018

10.16*^	Collaboration Agreement by and between MacroGenics, Inc. and Zai Lab (Shanghai) Co., Ltd. dated November 29, 2018

10.17

Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on August 15, 2017)

10.18*#	Fourth Amended and Restated Founder Employment Agreement between Samantha (Ying) Du and Zai Lab Limited dated December 1, 2018

10.19*#	Amended and Restated Employment Agreement between William Ki Chul Cho and Zai Lab (Hong Kong) Limited dated March 22, 2019

10.20#

Founder Employment Agreement between Ning Xu and Zai Lab (Hong Kong) Limited dated May 6, 2014 (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on September 1, 2017)

10.21#

Employment Agreement between James Yan and Zai Lab (Hong Kong) Limited dated March 10, 2015 (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on September 1, 2017)

10.22*#	Second Amended and Restated Employment Agreement between Harald Reinhart and Zai Lab (Hong Kong) Limited dated December 28, 2018

10.23#

Employment Agreement between Samantha (Ying) Du and Zai Lab (Shanghai) Co., Ltd. dated July 1, 2017 (English translation) (incorporated by reference to Exhibit 10.18 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on September 1, 2017)

10.24#

Employment Agreement between Ning Xu and Zai Lab (Shanghai) Co., Ltd. dated July 1, 2017 (English translation) (incorporated by reference to Exhibit 10.19 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on September 1, 2017)

10.25#

Employment Agreement between James Yan and Zai Lab (Shanghai) Co., Ltd. dated September 1, 2015 (English translation) (incorporated by reference to Exhibit 10.20 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on September 1, 2017)

10.26*#	Amended and Restated Employment Agreement between Tao Fu and Zai Lab (US) LLC dated December 3, 2018

10.27*#	Amended and Restated Employment Agreement between Yongjiang Hei and Zai Lab (US) LLC dated March 22, 2019

10.28

Letter Agreement between Samantha (Ying) Du and Zai Lab (US) LLC dated December 11, 2017 (incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F (File No. 001-38205) filed with the SEC on April 30, 2018)

10.29

Jinchuang Building House Leasing Contract by and between Zai Lab (Shanghai) Co., Ltd. and Shanghai Jinchuang Property Co., Ltd. dated September 1, 2016 (English translation) (incorporated by reference to Exhibit 10.26 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on September 1, 2017)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

15.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

21.1	Subsidiaries of the registrant (incorporated by reference to Exhibit 21.1 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on August 15, 2017)

23.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent accounting firm, regarding the consolidated financial statements of Zai Lab Limited

23.2*	Consent of Zhong Lun Law Firm

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definitions Linkbase Document

*	Filed herewith
**	Furnished herewith
#	Management contract or compensatory plan
+	Confidential treatment has been granted as to certain portions, which portions have been omitted and submitted separately to the Securities and Exchange Commission.
^	Confidential treatment has been requested as to certain portions, which portions have been omitted and submitted separately to the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZAI LAB LIMITED

	By:	/s/ Samantha Du
	Name:	Samantha Du
Date: March 29, 2019	Title:	Chief Executive Officer

Zai Lab Limited

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Zai Lab Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zai Lab Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes and the financial statement schedules included as Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

March 29, 2019

We have served as the Company's auditor since 2017.

Zai Lab Limited

Consolidated balance sheets

(In U.S. dollars ("$") except for number of shares)

		As of December 31,
		2017	2018
	Note	$	$
Assets
Current assets:
Cash and cash equivalents	3	229,660,148	62,951,607
Short-term investments	4	—	200,350,000
Accounts receivable		—	89,708
Inventories	5	—	3,822
Prepayments and other current assets		954,506	5,749,260
Total current assets		230,614,654	269,144,397
Investments in equity investees	6	1,650,348	3,149,855
Prepayments for equipment		126,411	275,853
Property and equipment, net	7	11,853,764	20,494,482
Intangible assets, net		20,089	321,566
Long term deposits		306,825	556,738
Value added tax recoverable		5,062,137	8,044,258
Total assets		249,634,228	301,987,149
Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	9	—	3,642,616
Accounts payable		8,967,685	37,432,035
Other payables	10	3,101,459	7,766,843
Total current liabilities		12,069,144	48,841,494
Deferred income		2,394,124	2,063,942
Total liabilities		14,463,268	50,905,436
Commitments and contingencies (Note 19)
Shareholders' equity
Ordinary shares (par value of US$0.00006 per share; 83,333,333 shares authorized, 49,912,570 and 58,006,967 shares issued and outstanding as of December 31,2017 and 2018, respectively)		2,995	3,481
Subscription receivable		(18)	—
Additional paid-in capital		345,269,688	498,043,011
Accumulated deficit		(110,551,613)	(249,626,508)
Accumulated other comprehensive income	15	449,908	2,661,729
Total shareholders' equity		235,170,960	251,081,713
Total liabilities and shareholders' equity		249,634,228	301,987,149

The accompanying notes are an integral part of these consolidated financial statements.

Zai Lab Limited

Consolidated statements of operations

(In U.S. dollars ("$") except for number of shares)

		Year ended December 31,
		2016	2017	2018
	Note	$	$	$
Revenue		—	—	129,452
Cost of sales		—	—	(43,590)
Gross profit		—	—	85,862
Operating expenses:
Research and development		(32,149,157)	(39,341,518)	(120,278,023)
Selling, general and administrative		(6,380,144)	(12,049,518)	(21,575,921)
Loss from operations		(38,529,301)	(51,391,036)	(141,768,082)
Interest income		403,266	527,351	3,260,634
Interest expense		—	—	(39,672)
Changes in fair value of warrants		(1,920,000)	200,000	—
Other income		2,533,966	933,158	1,968,325
Other expense		(143)	(403,997)	(1,909,549)
Loss before income tax and share of loss from equity method investment		(37,512,212)	(50,134,524)	(138,488,344)
Income tax expense	8	—	—	—
Share of loss from equity method investment		—	(249,652)	(586,551)
Net loss		(37,512,212)	(50,384,176)	(139,074,895)
Net loss attributable to ordinary shareholders		(37,512,212)	(50,384,176)	(139,074,895)
Loss per share - basic and diluted	12	(3.97)	(2.32)	(2.64)
Weighted-average shares used in calculating net loss per ordinary share - basic and diluted		9,439,028	21,752,757	52,609,810

The accompanying notes are an integral part of these consolidated financial statements.

Zai Lab Limited

Consolidated statements of comprehensive loss

(In U.S. dollars ("$") except for number of shares)

	Year ended December 31,
	2016	2017	2018
	$	$	$
Net loss	(37,512,212)	(50,384,176)	(139,074,895)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(594,912)	1,148,440	2,211,821
Comprehensive loss	(18,120,630)	(49,235,736)	(136,863,074)

The accompanying notes are an integral part of these consolidated financial statements.

Zai Lab Limited

Consolidated statements of shareholders' (deficit) equity

(In U.S. dollars ("$") except for number of shares)

	Ordinary shares		Additional			Accumulated other
	Number of Shares	Amount	paid in capital	Subscription receivable	Accumulated deficit	comprehensive loss (income)	Total
		$	$	$	$	$	$
Balance at January 1, 2016	8,885,184	533	4,388,410	(1)	(22,655,225)	(103,620)	(18,369,903)
Issuance of ordinary shares upon vesting of restricted shares	771,991	46	(42)	(4)	—	—	—
Share-based compensation	—	—	4,925,278	—	—	—	4,925,278
Net loss	—	—	—	—	(37,512,212)	—	(37,512,212)
Foreign currency translation	—	—	—	—	—	(594,912)	(594,912)
Balance at December 31, 2016	9,657,175	579	9,313,646	(5)	(60,167,437)	(698,532)	(51,551,749)
Issuance of ordinary shares upon vesting of restricted shares	1,666,145	100	(87)	(13)	—	—	—
Exercise of shares option	100,834	6	65,494	—	—	—	65,500
Exercise of warrant	461,808	28	4,699,972	—	—	—	4,700,000
Conversion of convertible preferred shares to ordinary shares	28,443,275	1,707	163,605,437	—	—	—	163,607,144
Issuance of ordinary shares upon initial public offering, net of issuance cost of $2,770,299	9,583,333	575	157,654,120	—	—	—	157,654,695
Share-based compensation	—	—	9,931,106	—	—	—	9,931,106
Net loss	—	—	—	—	(50,384,176)	—	(50,384,176)
Foreign currency translation	—	—	—	—	—	1,148,440	1,148,440
Balance at December 31, 2017	49,912,570	2,995	345,269,688	(18)	(110,551,613)	449,908	235,170,960
Issuance of ordinary shares upon vesting of restricted shares	338,332	20	(38)	18	—	—	—
Exercise of shares option	256,065	16	195,695	—	—	—	195,711
Issuance of ordinary shares upon follow-on public offering, net of issuance cost of $651,527	7,500,000	450	140,348,023	—	—	—	140,348,473
Share-based compensation	—	—	12,229,643	—	—	—	12,229,643
Net loss	—	—	—	—	(139,074,895)	—	(139,074,895)
Foreign currency translation	—	—	—	—	—	2,211,821	2,211,821
Balance at December 31, 2018	58,006,967	3,481	498,043,011	—	(249,626,508)	2,661,729	251,081,713

The accompanying notes are an integral part of these consolidated financial statements.

Zai Lab Limited

Consolidated statements of cash flows

(In U.S. dollars ("$") except for number of shares)

	Year ended December 31,
	2016	2017	2018
	$	$	$
Operating activities
Net loss	(37,512,212)	(50,384,176)	(139,074,895)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	198,224	545,705	1,634,377
Amortization of intangible assets	781	2,422	15,398
Amortization of deferred income	—	(78,000)	(312,000)
Share-based compensation	4,925,278	9,931,106	12,229,643
Share of loss from equity method investment	—	249,652	586,551
Loss on disposal of property and equipment	—	12,961	704
Change in fair value of warrants	1,920,000	(200,000)	—
Changes in operating assets and liabilities:
Accounts receivable	—	—	(89,708)
Inventories	—	—	(3,822)
Prepayments and other current assets	(74,507)	(810,979)	(4,794,754)
Long term deposits	(267,980)	(38,845)	(249,913)
Value added tax recoverable	(1,376,921)	(3,685,216)	(2,982,121)
Accounts payable	(929,716)	8,444,347	28,464,350
Other payables	242,187	1,950,152	7,056,350
Deferred income	716,835	1,693,690	(18,182)
Net cash used in operating activities	(32,158,031)	(32,367,181)	(97,538,022)

Cash flows from investing activities:
Purchases of short-term investments	—	—	(200,350,000)
Purchase of cost method investment	(500,000)	—	—
Disposal of cost method investment	—	500,000	—
Purchase of equity method investment	—	(1,900,000)	(2,086,058)
Purchase of property and equipment	(2,223,882)	(9,102,330)	(10,015,005)
Disposal of property and equipment	—	82,789	—
Purchase of intangible assets	(5,615)	(14,690)	(102,834)
Net cash used in investing activities	(2,729,497)	(10,434,231)	(212,553,897)

Cash flows from financing activities:
Proceed from short-term borrowings	—	—	3,642,616
Proceed from issuance of convertible preferred shares, net of issuance cost	106,200,000	29,100,000	—
Proceeds from exercise of warrants	—	1,000,000	—
Proceeds from exercises of stock options	—	65,500	195,711
Proceeds from issuance of ordinary shares upon public offerings	—	160,424,994	141,000,000
Payment of public offering costs	—	(2,730,299)	(691,527)
Net cash provided by financing activities	106,200,000	187,860,195	144,146,800

Effect of foreign exchange rate changes on cash and cash equivalents	(524,398)	652,595	(763,422)
Net increase (decrease) in cash and cash equivalents	70,788,074	145,711,378	(166,708,541)
Cash and cash equivalents - beginning of the year	13,160,696	83,948,770	229,660,148
Cash and cash equivalents - end of the year	83,948,770	229,660,148	62,951,607

Supplemental disclosure on non-cash investing and financing activities:
Payables for purchase of property and equipment	—	413,657	1,708,663
Payables for intangible assets	—	—	225,158
Payables for public offering costs	—	40,000	—
Conversion of convertible preferred shares	—	163,607,144	—
Exercise of warrants	—	3,700,000	—

Supplemental disclosure of cash flow information:
Interest expense paid	—	—	35,799

The accompanying notes are an integral part of these consolidated financial statements.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

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

As of December 31, 2018, the Group's significant operating subsidiaries are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership	Principal activities
Zai Lab (Hong Kong) Limited	Hong Kong	April 29, 2013	100%	Operating company for business development and R&D activities
Zai Lab (Shanghai) Co., Ltd.	The People's Republic of China ("PRC" or "China")	January 6, 2014	100%	Development and commercialisation of innovative medicines
Zai Lab (AUST) Pty., Ltd.	Australia	December 10, 2014	100%	Clinical trial activities
Zai Lab (Suzhou) Co., Ltd.	PRC	November 30, 2015	100%	Development and commercialisation of innovative medicines
Zai Biopharmaceutical (Suzhou) Co., Ltd.	PRC	June 15, 2017	100%	Development and commercialisation of innovative medicines
Zai Lab (US) LLC	U.S.	April 21, 2017	100%	Operating company for business development and R&D activities

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

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period. Areas where management uses subjective judgment include estimating the useful lives of long-lived assets, assessing the impairment of long-lived assets, revenue recognition, valuation of ordinary shares, share-based compensation expenses, recoverability of deferred tax assets and the fair value of the financial instruments. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

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

(f) Short-term investments

Short-term investments are time deposits with original maturities more than three months. Short-term investments are stated at cost, which approximates fair value. Interests are included in interest income.

(g) Accounts receivable

Accounts receivable are recorded at the amounts due from customers and net of allowances for doubtful accounts. An allowance for doubtful accounts is recorded when the collection of the full amount is no longer probable. In evaluating the collectability of accounts receivable, the Group considers many factors including aging of the receivable due, the customer's payment history, creditworthiness, financial conditions, and current economic trends. Credit losses of accounts receivable, which may be for all or part of a particular accounts receivable, shall be deducted from the allowance. The related accounts receivable balance shall be charged off in the period in which the accounts receivable are deemed uncollectible. Recoveries of accounts receivable previously charged written off shall be recorded when received. The Group regularly reviews the adequacy and appropriateness of any allowance for doubtful accounts. No allowance for doubtful accounts was recorded as of December 31, 2018.

(h) Inventories

Inventories are stated at the lower of cost or net realizable value, with cost determined on a weighted average basis. The Group periodically reviews the composition of inventory in order to identify obsolete, slow-moving or otherwise non-saleable items. The Group will record a write-down to its net realizable value in the period that the decline in value is first identified. No inventory provision was recorded as of December 31, 2018.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

(In U.S. dollars ("$") except for number of shares)

(i) Investments in equity investees

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

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. No impairment was recorded for the years ended December 31, 2016, 2017 and 2018.

(j) Prepayments for equipment

The prepayments for equipment purchase are recorded in long term prepayments considering the prepayments are all related to property and equipment.

(k) Property and equipment

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

(l) Long term deposits

Long term deposits represent amounts paid in connection with the Group’s long-term lease agreements.

(m) Value added tax recoverable

Value added tax recoverable represent amounts paid by the Group for purchases. The amounts were recorded as long-term assets considering they are expected to be deducted from future value added tax payables arising on the Group's revenues which it expects to generate in the future.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

(In U.S. dollars ("$") except for number of shares)

(n) Intangible assets

Intangible assets mainly consist of externally purchased software which are amortized over one to five years on a straight-line basis. Amortization expenses for the years ended December 31, 2016, 2017 and 2018 were $781, $2,422 and $15,398, respectively. Amortization expenses of the Group's intangible assets are expected to be approximately $206,881, $41,584, $26,562, $24,940 and $21,599 for the years ended December 31, 2019, 2020, 2021, 2022, 2023 and thereafter, respectively.

(o) Impairment of long-lived assets

Long-lived assets are reviewed for impairment in accordance with authoritative guidance for impairment or disposal of long-lived assets. Long-lived assets are reviewed for events or changes in circumstances, which indicate that their carrying value may not be recoverable. Long-lived assets are reported at the lower of carrying amount or fair value less cost to sell. For the years ended December 31, 2016, 2017 and 2018, there was no impairment of the value of the Group's long-lived assets.

(p) Fair value measurements

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

Financial instruments of the Group primarily include cash and cash equivalents, short-term investments, accounts receivable, prepayments and other current assets, short-term borrowings, accounts payable and other payables. As of December 31, 2017 and 2018, the carrying values of cash and cash equivalents, short-term investments, accounts receivable, prepayments and other current assets, short-term borrowings, accounts payable and other payable approximated their fair values due to the short-term maturity of these instruments.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

(In U.S. dollars ("$") except for number of shares)

(q) Revenue recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued a comprehensive new standard which amends revenue recognition principles. In 2018, the Group adopted of ASC topic 606 ("ASC 606"), Revenue from Contracts with Customers, in recognition of revenue. Under ASC 606, the Group recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration expected to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Group determines are within the scope of ASC 606, the Group performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Group satisfies a performance obligation. The Group only applies the five-step model to contracts when it is probable that the Group will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Group reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Group recognizes as revenue the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

The Group's principal source of revenue is product sales. The contracts with customers generally contain a single performance obligation and the Group recognizes revenue from product sales when the Group has satisfied the performance obligation by transferring control of the product to the customers. Control of the product generally transfers to the customer upon delivery.

The timing between the recognition of revenue for product sales and the receipt of payment is not significant. Therefore the Group do not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between the transfer of the promised good to the customer and receipt of payment will be one year or less

For the year ended December 31, 2018, the Group's product revenues were generated from the sale of ZEJULA (niraparib) to customers, which are typically healthcare providers such as oncology centers. The Group utilizes a distributor in Hong Kong for warehousing services. Based on the nature of the arrangement, the Group has determined that it is a principal in the transaction since the Group is primarily responsible for fulfilling the promise to provide the products to the customer, maintains inventory risk until delivery to the customer and has latitude in establishing the price. Revenue was recognized at the amount to which the Group expected to be entitled in exchange for the sale of the products, which is the sales price agreed with the customers. Consideration paid to the distributor is recognized in operating expenses.

(r) Research and development expenses

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

The Group has acquired rights to develop and commercialize product candidates. Upfront payments that relate to the acquisition of a new drug compound, as well as pre-commercial milestone payments, are immediately expensed as acquired in-process research and development in the period in which they are incurred, provided that the new drug compound did not also include processes or activities that would constitute a “business” as defined under US GAAP, the drug has not achieved regulatory approval for marketing and, absent obtaining such approval, has no established alternative future use. Milestone payments made to third parties subsequent to regulatory approval would be capitalized as intangible assets and amortized over the estimated remaining useful life of the related product. The conditions enabling capitalization of development costs as an asset have not yet been met and, therefore, all development expenditures are recognized in profit or loss when incurred.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

(In U.S. dollars ("$") except for number of shares)

(s) Deferred income

Deferred income consists of deferred income from government grants and American Depositary Receipts (the "ADR") Program Agreement with ADR depositary bank (the “DB”) in July 2017.

Government grants consist of cash subsidies received by the Group's subsidiaries in the PRC from local governments. Grants received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Cash grants of $2,065,510, $855,158 and $1,332,419 were included in other income for the years ended December 31, 2016, 2017 and 2018, respectively. Grants received with government specified performance obligations are recognized when all the obligations have been fulfilled.  If such obligations are not satisfied, the Group may be required to refund the subsidy. Cash grants of $912,124 and $893,942 were recorded in deferred income as of December 31, 2017 and 2018 respectively, which will be recognized when the government specified performance obligation is satisfied.

According to the ADR program agreement, the Group has the right to receive reimbursements for using DB's services, subject to the compliance by the Group with the terms of the Agreement. The Group performed a detailed assessment of the requirements and recognizes the reimbursements it is expected to be entitled to over the five-year contract term as other income. For the year ended December 31, 2017 and 2018, $78,000 and $312,000 were recorded in other income, respectively, and $1,482,000 and $1,170,000 were recorded in deferred income as of December 31, 2017 and 2018, respectively.

(t) Leases

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

(u) Comprehensive loss

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

(v) Stock-based compensation

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

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

(In U.S. dollars ("$") except for number of shares)

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

The Group determined the fair value of the stock options granted to employees. Before 2018, the Group applied binomial option pricing model in determining the estimated fair value of the options granted to employees. In 2018, the Group changed to use the Black-Scholes option valuation model since the Group expected the Black-Scholes option valuation model provide a better estimate of fair value. A change in the valuation technique is a change in accounting estimate for the purposes of applying ASC 250, and shall be applied prospectively to new awards.

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

(w) Income taxes

Income tax expense includes (a) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances; (b) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority; and (c) non-current tax expense, which represents the increases and decreases in amounts related to uncertain tax positions from prior periods and not settled with cash or other tax attributes.

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial statement and income tax bases of assets and liabilities, which are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

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

(x) Earnings (loss) per share

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

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

(In U.S. dollars ("$") except for number of shares)

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

(y) Segment information

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

(z) Concentration of risks

Concentration of suppliers

The following suppliers accounted for 10% or more of research and development expenses for the years ended December 31, 2016, 2017 and 2018:

	Year ended December 31,
	2016	2017	2018
	$	$	$
A	14,625,500	*	*
B	*	7,651,617	*
C	*	7,104,015	*
D	*	*	25,515,178
E	*	*	14,664,364

*	Represents less than 10% of research and development expenses for the years ended December 31, 2016, 2017 and 2018.

Concentration of credit risk

Financial instruments that are potentially subject to significant concentration of credit risk consist of cash and cash equivalents, short-term investments, and prepayments to suppliers. The carrying amounts of cash and cash equivalents and short-term investments represent the maximum amount of loss due to credit risk. As of December 31, 2017 and 2018, all of the Group’s cash and cash equivalents and short-term investments were held by major financial institutions located in the PRC and international financial institutions outside of the PRC which management believes are of high credit quality and continually monitors the credit worthiness of these financial institutions. With respect to the prepayments to suppliers, the Group performs on-going credit evaluations of the financial condition of these suppliers.

Foreign currency risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregated amounts of RMB25,660,869 and RMB26,878,093, which were denominated in RMB, as of December 31, 2017 and 2018, respectively, representing 2% and 6% of the cash and cash equivalents as of December 31, 2017 and 2018, respectively.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

(In U.S. dollars ("$") except for number of shares)

(aa) Share consolidation (“reverse stock split”)

On August 30, 2017, the Company effected a six-to-one share consolidation of all the ordinary shares and preferred shares. All number of shares, par value and per share amounts for all periods presented in these consolidated financial statements and accompanying notes have been adjusted retrospectively, where applicable, to reflect this share consolidation.

(ab) Recent accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize leases on balance sheet and disclose key information about leasing arrangements. The new standard establishes a right-of-use (ROU) model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with terms of longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The standard is effective on January 1, 2019, with early adoption permitted. The Group adopted the new standard on January 1, 2019 and used the effective date as the date of initial application. In July 2018, the FASB issued an update that provided an additional transition option that allows companies to continue applying the guidance under the lease standard in effect at that time in the comparative periods presented in the consolidated financial statements. Companies that elect this option would record a cumulative-effect adjustment to the opening balance of retained earnings on the date of adoption. The Group elected this optional transition method. As of December 31, 2018, the Group has $3.3 million of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets (see Note 19). Therefore, the Group would expect changes to its consolidated balance sheets for the recognition of these and any additional leases entered into in the future upon adoption.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which intended to reduce cost and complexity and to improve financial reporting for nonemployee share-based payments. The ASU expands the scope of Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than a company’s adoption date of Topic 606, Revenue from Contracts with Customers. As of December 31, 2018, there was $93,822 of total unrecognized compensation expense related to unvested non-employee options or restricted shares. The Group does not expect the requirements of ASU 2018-07 will have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): The amendments in ASU 2018-13 eliminate the requirements to disclose the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, valuation processes for Level 3 fair value measurements, and policy for timing of transfers between levels. ASU 2018-13 also provides clarification in the measurement uncertainty disclosure by explaining that the disclosure is to communicate information about the uncertainty in measurement as of the reporting date. In addition, ASU 2018-13 added the following requirements: changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and range and weighted average of significant unobservable inputs used in Level 3 fair value measurements. Finally, ASU 2018-13 updated language to further encourage entities to apply materiality when considering de minimis for disclosure requirements. The guidance will be applied retrospectively for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with the exception of amendments to changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used for Level 3 fair value measurements, and the narrative description of measurement uncertainty which will be applied prospectively. Early adoption is permitted. The Group does not expect the requirements of ASU 2018-13 will have a material impact on the consolidated financial statements.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

(In U.S. dollars ("$") except for number of shares)

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606. This update clarifies that certain transactions between participants in a collaborative arrangement should be accounted for under ASC 606 when the counterparty is a customer and precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction. The update is effective in fiscal years beginning after December 15, 2019, and interim periods therein, and early adoption is permitted for entities that have adopted ASC 606. This guidance should be applied retrospectively to the date of initial application of Topic 606. The Group is currently evaluating the impact on its financial statements of adopting this guidance.

3.	Cash and cash equivalents

	As of December 31,
	2017	2018
	$	$
Cash at bank and in hand	204,008,828	36,778,028
Cash equivalents	25,651,320	26,173,579
	229,660,148	62,951,607
Denominated in:
US$	224,878,393	58,253,341
RMB (note (i))	3,927,163	3,916,262
Hong Kong dollar (”HK$"）	—	19,890
Australia dollar ("A$")	854,592	762,114
	229,660,148	62,951,607

Note:

(i)

Certain cash and bank balances denominated in RMB were deposited with banks in the PRC. The conversion of these RMB denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

4.	Short-term investment

Short-term investment primarily comprises of the time deposits with original maturities between three months and one year. For the year ended December 31, 2018, the Group recorded the interest income of $2.4 million from the short-term investments in the consolidated statements of operations.

5.Inventories

The Group’s inventory balance of $3,822 as of December 31, 2018 is a finished drug product purchased from Tesaro Inc.(“Tesaro”) for distribution in Hong Kong.

6.	Investments in equity investees

In June 2017, the Group entered into an agreement with three third-parties to launch JING Medicine Technology (Shanghai) Ltd. (“JING”), an entity which will provide services for drug discovery and development, consultation and transfer of pharmaceutical technology. The capital contribution by the Group was RMB26.3 million (or $4.0 million) in cash, representing 20% of the equity interest of JING. RMB13.1 million (or $1.9 million) of which was paid by the Group in 2017, and the remainder RMB13.2 million (or $2.1 million) was paid in 2018. The Group accounts for this investment using the equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee. The Group recorded its share of loss in this investee of $249,652 and $586,551 for the year ended December 31, 2017 and 2018, respectively.

In October 2016, the Group invested $500,000 in a private company over which the Group does not have significant influence or control and accounted for the investment using cost method of accounting. In April 2017, the Group disposed its investment to Quan Venture Fund I, L.P. for cash consideration of approximately $500,000 and no gain/loss was recognized upon disposal (Note 13).

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

(In U.S. dollars ("$") except for number of shares)

7.	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2017	2018
	$	$
Office equipment	273,339	384,088
Electronic equipment	160,772	599,495
Vehicle	81,360	77,460
Laboratory equipment	1,686,133	3,916,615
Manufacturing equipment	2,832,726	9,368,930
Leasehold improvements	3,227,150	4,607,975
Construction in progress	4,252,894	3,747,838
	12,514,374	22,702,401
Less: accumulated depreciation	(660,610)	(2,207,919)
Property and equipment, net	11,853,764	20,494,482

Depreciation expenses for the years ended December 31, 2016, 2017 and 2018 were $198,224, $545,705 and $1,634,377, respectively.

8.	Income Tax

Cayman Islands (“Cayman”)

Zai Lab Limited and ZLIP Holding Limited are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Zai Lab Limited and ZLIP Holding Limited are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands Taxation (“BVI”)

ZL Capital Limited is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, ZL Capital Limited is not subject to income tax.

Australia (“AUST”)

Zai Lab (AUST) Pty., Ltd. is incorporated in Australia and is subject to corporate income tax at a rate of 30%. Zai Lab (AUST) Pty., Ltd. has no taxable income for all periods presented, therefore, no provision for income taxes is required.

U.S. (“US”)

Zai Lab (US) LLC. is incorporated in U.S. and is subject to U.S. federal corporate income tax at a rate of 21%. Zai Lab (US) LLC. is also subject to state income tax in Delaware. Zai Lab (US) LLC. has no taxable income for all periods presented, therefore, no provision for income taxes is required.

Hong Kong (“HK”)

Zai Lab (Hong Kong) Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. For the years ended December 31, 2016, 2017 and 2018, Zai Lab (Hong Kong) Limited did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented. Under the Hong Kong tax law, Zai Lab (Hong Kong) Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

(In U.S. dollars ("$") except for number of shares)

PRC

Zai Lab (Shanghai) Co., Ltd., Zai Lab (Suzhou) Co., Ltd., and Zai Biopharmaceutical (Suzhou) Co., Ltd. are subject to the statutory rate of 25% in accordance with the Enterprise Income Tax law (the "EIT Law").

No provision for income taxes has been required to accrue because the Company and all of its owned subsidiaries are in cumulative loss positions for all the periods presented.

Loss before income taxes consists of:

	Year ended December 31,
	2016	2017	2018
	$	$	$
Cayman	2,454,660	3,886,673	1,218,542
BVI	—	8,375	1,873
PRC	26,111,094	40,971,742	127,711,113
HK	8,010,908	6,240,462	7,777,758
US	—	—	2,350,761
AUST	935,550	(723,076)	14,848
	37,512,212	50,384,176	139,074,895

Reconciliations of the differences between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2016, 2017 and 2018 are as follows:

	Year ended December 31,
	2016	2017	2018
	$	$	$
Statutory income tax rate	25%	25%	25%
Share-based compensations	(2.92%)	(3.27%)	(1.93%)
Non-deductible expenses	(1.59%)	(0.79%)	(0.38%)
Prior year tax filing adjustment	—	—	1.55%
Effect of different tax rate of subsidiary operation in other jurisdictions	(3.33%)	(3.06%)	(0.76%)
Changes in valuation allowance	(17.16%)	(17.88%)	(23.48%)
Effective income tax rate	—	—	—

The principal components of the deferred tax assets and liabilities are as follows:

	Year ended December 31,
	2016	2017	2018
	$	$	$
Deferred tax assets:
Depreciation of property and equipment, net	3,892	5,964	14,827
Government grants	166,336	187,762	186,811
Net operating loss forwards	8,086,361	17,075,387	49,726,611
Less: valuation allowance	(8,256,589)	(17,269,113)	(49,928,249)
Deferred tax assets, net	—	—	—

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. In 2017 and 2018, the Group has determined that the deferred tax assets on temporary differences and net

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

(In U.S. dollars ("$") except for number of shares)

operating loss carry forwards are related to certain subsidiaries, for which the Group is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. As such, it has fully provided valuation allowance for the deferred tax assets as of December 31, 2017 and 2018. Amounts of operating loss carry forwards were $34,716,071, $72,137,289 and $204,693,365 for the year ended December 31, 2016, 2017 and 2018, respectively, which are expected to expire from 2020 to 2028.

Movement of the valuation allowance is as follows:

	2017	2018
	$	$
Balance as of January 1,	(8,256,589)	(17,269,113)
Additions	(9,012,524)	(32,659,136)
Balance as of December 31,	(17,269,113)	(49,928,249)

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

9.	Short-term borrowings

On June 25, 2018, Zai Lab (Suzhou) Co. Ltd. entered into a three-year facility agreement for RMB25,000,000 (or $3,642,616) with a local commercial bank, and the outstanding borrowing under this agreement was RMB 20,000,000 (or $2,914,093) as of December 31, 2018, which will be due in 2019. The borrowing is guaranteed by Zai Lab (Shanghai) Co. Ltd., with an average interest rate of 4.785%. The agreement does not contain any financial covenants or restrictions.

On December 12, 2018, Zai Biopharmaceutical (Suzhou) Co. Ltd. entered into a three-year facility agreement for RMB40,000,000 (or $5,828,185) with a local commercial bank, the outstanding borrowing under this agreement was RMB 5,000,000 (or $728,523) as of December 31, 2018, which will be due in 2019. The borrowing is guaranteed by Zai Lab (Shanghai) Co., Ltd., with average interest rate of 4.785%. The agreement does not contain any financial covenants or restrictions.

10.	Other payables

Other payables consist of followings:

	As of December 31,
	2017	2018
	$	$
Payroll	1,607,740	3,699,169
Professional service fee	714,764	1,564,070
Payables for purchase of property and equipment	413,657	1,708,663
Payables for purchase of intangible assets	—	225,158
Others	365,298	569,783
	3,101,459	7,766,843

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

(In U.S. dollars ("$") except for number of shares)

11.	Convertible preferred shares and warrants

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

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

(In U.S. dollars ("$") except for number of shares)

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

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

(In U.S. dollars ("$") except for number of shares)

Redemption

In the event that a QIPO had not been completed by June 2022, holders of the Series C Preferred Shares may at any time thereafter require that the Company redeem all of the Series C Preferred Shares held by such holder at a redemption price per share equal to the sum of (1) an amount equal to the original issuance price, and (2) an additional amount which would result in holders of Series C Preferred Shares receiving an internal rate of return of fifteen percent after taking into consideration the payment of issuance price of Series C Preferred Shares and all prior distributions received.

The key terms of the warrants were as follows:

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

The warrants are freestanding instruments and are recorded as liabilities in accordance with ASC480. The Series A1, A2, B1, B2 and C Preferred Shares were initially recorded as mezzanine equity equal to the proceeds received. The warrants are initially recognized at fair value, with subsequent changes in fair value recorded in gain or loss. For the year ended December 31, 2016, the Company recognized a loss from the increase in fair value of the warrants of $1.9 million. For the year ended December 31, 2017, the Company recognized a gain from the decrease in fair value of the warrants of $0.2 million.

12.	Loss per share

Basic and diluted net loss per share for each of the years presented are calculated as follow:

	For the year ended December 31,
	2016	2017	2018
Numerator:
Net loss attributable to ordinary shareholders	(37,512,212)	(50,384,176)	(139,074,895)
Denominator:
Weighted average number of ordinary shares-basic and diluted	9,439,028	21,752,757	52,609,810
Net loss per share-basic and diluted	(3.97)	(2.32)	(2.64)

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

(In U.S. dollars ("$") except for number of shares)

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

As a result of the Group’s net loss for the three years ended December 31, 2016, 2017 and 2018, preferred shares, share options, non-vested restricted shares and warrants outstanding in the respective periods were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	As of December 31,
	2016	2017	2018
Number of Series A1 Shares outstanding	8,466,665	—	—
Number of Series A2 Shares outstanding	8,442,221	—	—
Number of Series B1 Shares outstanding	5,562,335	—	—
Number of Series B2 Shares outstanding	3,973,096	—	—
Share options	7,228,141	6,548,377	8,761,735
Non-vested restricted shares	2,309,490	693,333	1,112,001
Warrants	461,808	—	—

13.	Related party transactions

The table below sets forth the major related party and the relationship with the Group as of December 31, 2018:

Company Name	Relationship with the Group
Quan Venture Fund I, L.P.	Significantly influenced by Samantha Du, founder, chairman and CEO of the Company

Qiagen (Suzhou) Translational Medicine Co., Ltd.	Significant influence held by Samantha Du’s immediate family

In 2018, the Group incurred $125,679 research and development expense with Qiagen (Suzhou) Translational Medicine Co., Ltd. for drug research and development services.

On April 30, 2017, the Group disposed its investment in a cost method investee to Quan Venture Fund I, L.P. for a cash consideration of $500,000 and no gain/loss was recognized upon disposal.

14.	Share-based compensation

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

For the years ended December 31, 2016, 2017 and 2018

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

In connection with the completion of the IPO, the Board of Directors has approved the 2017 Equity Incentive Plan (the “2017 Plan”) and all equity-based awards subsequent to the IPO would be granted under the 2017 Plan.

In September 2017, the Group granted 101,584 share options to certain management and employees of the Group at an exercise price of $18.0 per share under the 2017 Plan. These options granted have a contractual term of 10 years and generally vest over a five year period, with 20% of the awards vesting beginning on the anniversary date one year after the grant date.

In 2018, the Group granted 2,759,750 share options to certain management and employees of the Group at the exercise price ranging from $17.60 to $24.58 per share under the 2017 Plan. These options granted have a contractual term of 10 years and generally vest over a five year period, with 20% of the awards vesting beginning on the anniversary date one year after the grant date.

Before 2018, the binomial option-pricing model was applied in determining the estimated fair value of the options granted. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility and, the exercise multiple for which employees are likely to exercise share options. For expected volatilities, the Group has made reference to the historical price volatilities of ordinary shares of several comparable companies in the same industry as the Group. For the exercise multiple, prior to the IPO, the Group had no historical exercise patterns as reference, thus the exercise multiple is based on management's estimation, which the Group believes is representative of the future exercise pattern of the options. The risk-free rate for periods within the contractual life of the option is based on the U.S. treasury bonds with maturity similar to the maturity of the options as of valuation dates plus a China country risk premium. Prior to the completion of the Company’s IPO, the estimated fair value of the ordinary shares, at the option grant dates, was determined with assistance from an independent third-party valuation firm. The Group's management is ultimately responsible for the determination of the estimated fair value of its ordinary shares. With the completion of the Company’s IPO, a public trading market for the ADSs has been established, the Company uses the current share price as the fair value of underlying ordinary shares.

From 2018, the Group changed to use the Black-Scholes option valuation model going forward in determining the estimated fair value of the options granted, because the new technique or model is expected to produce a better estimate of fair value. The change in valuation technique is accounted for as a change in accounting estimate under ASC 250 and applied prospectively to new awards.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

(In U.S. dollars ("$") except for number of shares)

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	March 2016	August 2016	December 2016	May 2017	September 2017	2018
Risk-free rate of return	2.8%	2.5%	3.4%	3.2%	3.5%	2.7%-3.2%
Contractual life of option	10 years	10 years	10 years	10 years	10 years	10 years
Expected term	n/a	n/a	n/a	n/a	n/a	6.5 years
Estimated volatility rate	70%	70%	70%	70%	70%	70%
Expected dividend yield	0%	0%	0%	0%	0%	0%
Fair value of underlying ordinary shares	7.14	8.04	8.04	9.60	27.93	17.60-24.58

A summary of option activity under the Plan during the years ended December 31, 2016, 2017 and 2018 is presented below:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		$	Years	$
Outstanding at January 1, 2016	4,309,232	0.60	9.68	18,874,438
Granted	2,918,993	1.53	—	—
Forfeited	(84)	1.74	—	—
Outstanding at December 31, 2016	7,228,141	0.97	9.00	53,677,170
Granted	264,480	8.76	—	—
Exercised	(100,834)	0.65	—	—
Forfeited	(843,410)	1.11	—	—
Outstanding at December 31, 2017	6,548,377	1.28	8.06	130,668,851
Granted	2,759,750	21.15	—	—
Exercised	(256,065)	0.76	—	—
Forfeited	(290,327)	3.73	—	—
Outstanding at December 31, 2018	8,761,735	7.47	7.80	138,009,758
Vested and Exercisable as of December 31, 2018	3,321,376	1.01	6.93	73,775,871
Vested or expected to vest as of December 31, 2018	8,761,735	7.47	7.80	138,009,758

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

(In U.S. dollars ("$") except for number of shares)

The weighted-average grant-date fair value of the options granted in 2016, 2017 and 2018 were $6.94, $13.92 and $14.03 per share, respectively. The Group recorded compensation expense related to the options of $3,524,733, $4,751,933 and $9,403,059 for the year ended December 31, 2016, 2017 and 2018, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	Year ended December 31,
	2016	2017	2018
	$	$	$
Selling, general and administrative	1,472,993	2,215,282	4,428,266
Research and development	2,051,740	2,536,651	4,974,793
Total	3,524,733	4,751,933	9,403,059

As of December 31, 2018, there was $46,006,585 of total unrecognized compensation expense related to unvested share options granted. That cost is expected to be recognized over a weighted-average period of 2.80 years.

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

In April and May 2014, Red Kingdom entered into restricted share arrangements with the members of senior management and one of the advisors of the Group to secure their services, pursuant to which all of their 6,459,167 and 350,000 ordinary shares of the Red Kingdom respectively became subject to transfer restrictions (the “Restricted Shares” and the “Advisor Restricted Shares”). The 1,038,333 shares the Company issued to Red Kingdom corresponded to the shares of Red Kingdom held by advisors of the Group, purchased for par value in 2014 are not subject to the transfer restrictions or other repurchase rights, and so were considered vested immediately at the date of grant and expensed.

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

Non-vested restricted shares

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

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

(In U.S. dollars ("$") except for number of shares)

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

In September 2017, pursuant to the successful IPO of the Company, the Repurchase Right to all the remaining 134,516 non-vested restricted shares of the individual advisor which were subject to the restricted share arrangement dated August 10, 2015, July 15, 2016 and August 25, 2016 was terminated and the unrecognized share-based compensation of $2,421,288 as of the modification date was immediately recognized as an expense in the consolidated statements of operations.

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

In 2018, 62,500 ordinary shares were authorized for grant to the independent directors, respectively. The restricted shares shall vest and be released from the restrictions in full on the first anniversary from the date of the agreement. Upon termination of the independent directors' service with the Group for any reason, any shares that are outstanding and not yet vested will be immediately be forfeited.

In 2018, 694,500 ordinary shares were authorized for grant to certain management. One fifth of the restricted shares shall vest and be released from the restrictions on each yearly anniversary from the date of the agreement. Upon termination of the certain management's service with the Group for any reason, any shares that are outstanding and not yet vested will be immediately be forfeited.

The Group measured the fair value of the non-vested restricted shares as of respective grant dates, and recognized the amount as compensation expense over the deemed service period using a graded vesting attribution model on a straight-line basis.

The following table summarized the Group’s non-vested restricted share activity in 2018:

	Numbers of non-vested restricted shares	Weighted average grant date fair value
		$
Non-vested as of January 1, 2018	693,333	2.57
Granted	757,000	20.73
Vested	(338,332)	1.95
Non-vested as of December 31, 2018	1,112,001	15.13

As of December 31, 2018, there was $14,386,103 of total unrecognized compensation expense related to non-vested restricted shares. The Group recorded compensation expense related to the restricted shares of $1,400,545, $5,179,173 and $2,826,584 for the year ended December 31, 2016, 2017 and 2018, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	Year ended December 31,
	2016	2017	2018
	$	$	$
Selling, general and administrative	825,822	3,848,165	2,206,046
Research and development	574,723	1,331,008	620,538
Total	1,400,545	5,179,173	2,826,584

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

(In U.S. dollars ("$") except for number of shares)

15.	Accumulated other comprehensive loss

The movement of accumulated other comprehensive loss is as follows:

Foreign currency translation adjustments
$
Balance as of January 1, 2016	(103,620)
Other comprehensive loss	(594,912)
Balance as of December 31, 2016	(698,532)
Other comprehensive income	1,148,440
Balance as of December 31, 2017	449,908
Other comprehensive income	2,211,821
Balance as of December 31, 2018	2,661,729

16.	Licenses and collaborative arrangement

The following is a description of the Group’s significant collaboration agreements for the year ended December 31, 2016, 2017 and 2018.

License and collaboration agreement with Tesaro

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

For the years ended December 31, 2016, 2017 and 2018

(In U.S. dollars ("$") except for number of shares)

Under the terms of the agreement, the Group made an upfront payment of $7.5 million to Paratek which was recorded as a research and development expense in 2017. The Group made a milestone payment of $5.0 million to Paratek for the achievement of milestone upon receipt of the first regulatory approval for the Product in the U.S. in 2018. The Group will make further milestone payments to Paratek for the achievement of certain development milestone and sales milestone event. In addition, the Group will pay to Paratek tiered royalties at certain percentage rates on the net sales of licensed products, until the later of the abandonment, expiration or invalidation of the last-to-expire licensed patent covering the licensed product, or the eleventh anniversary of the first commercial sale of the licensed product, in each case on a product-by-product and region-by-region basis.

The Group has the right to terminate this agreement for any or no reason by providing Paratek with prior written notice with no penalty.

License and collaboration agreement with Five Prime Therapeutics, Inc. (“Five Prime”)

On December 19, 2017, the Group and Five Prime entered into an exclusive license agreement for FPA144 in Greater China and global strategic development collaboration.

Under the terms of the agreement, Five Prime has granted the Group an exclusive license to develop and commercialize FPA144 in the Greater China territory: China, Hong Kong, Macau, and Taiwan. The Group will be responsible for conducting the Phase III FIGHT trial in Greater China, including screening, enrolment and treatment of patients, and for commercialization of FPA144 in the Greater China territory.  Five Prime will manufacture and supply FPA144 for the study.  A Joint Steering Committee will be formed between the companies to oversee development, regulatory and commercialization activities in Greater China.

The Group made an upfront payment of $5.0 million in January 2018, and made a milestone payment of $2.0 million to Five Prim for the achievement of a milestone by enrolling the first patient in Phase III FIGHT trail of the Product in China in October 2018. The Group will make further milestone payments for the achievement of certain development and regulatory milestones to Five Prime. In addition, the Group will pay to Five Prime a royalty percentage on net sales of FPA144 in Greater China. And the Group is also eligible to receive a royalty from Five Prime on net sales of FPA144 outside of Greater China.

License and collaboration agreement with Entasis Therapeutics Holdings Inc.(“Entasis”)

On April 25, 2018, the Group entered into an exclusive license agreement with Entasis, under which the Group obtained an exclusive right to develop and commercialize Entasis’s broad-spectrum intravenous inhibitor of β-lactamases or ETX2514 in the Asia-Pacific region for the treatment of a variety of serious multidrug-resistant infections caused by Acinetobacter baumannii.

The Group paid $5.0 million upfront fees to Entasis upon entering the agreement in 2018. And the Group will make future milestone payments upon the achievement of contractually specified development, regulatory and sales milestones, plus royalties.

The Group has the right to terminate this agreement at any time by providing written notice of termination to Entasis.

License and collaboration agreement with Crescendo Biologics Ltd. (“Crescendo”)

On May 25, 2018, the Group and Crescendo entered into an exclusive, worldwide licensing agreement, under which the Group will develop, commercialize, and manufacture a topical, innovative antibody VH domain therapeutic for potential application in inflammatory indications.

Under the terms of the agreement, Crescendo granted to the group a worldwide exclusive license to develop and commercialize its drug candidate for all indications. The Group will be responsible for conducting all regulatory filings, clinical studies, and commercialization activities, with both companies participating in a Joint Development Committee.

The Group paid $2.0 million upfront fees to Crescendo in 2018. And the Group will provide development, regulatory, and commercial milestones for multiple indications. Crescendo will also be eligible to receive tiered royalties on global sales.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

(In U.S. dollars ("$") except for number of shares)

The Group has the right to terminate this agreement at any time by providing written notice of termination to Crescendo.

License and collaboration agreement with Novocure Limited (“Novocure”)

On September 10, 2018, the Group entered into an exclusive license agreement with Novocure for Tumor Treating Fields, including the brand name Optune in Greater China and a global strategic development collaboration.

Under the terms of agreement, Novocure granted the Group an exclusive license to commercialize Tumor Treating Fields in China, Hong Kong, Macau and Taiwan. The Group will be responsible for regulatory submissions in Greater China and will work to establish Tumor Treating Fields as an oncology treatment in this territory.

The Group paid $15.0 million upfront fees to Novocure in 2018 and will make future milestone payments upon the achievement of contractually certain development, regulatory and commercial milestones. Novocure will also be eligible to receive a royalty on net sales of the licensed products in Greater China.

The Group has the right to terminate this agreement at any time by providing written notice of termination to Novocure.

License and collaboration agreement with MacroGenics Inc. (“MacroGenics”)

On November 29, 2018, the Group entered into an exclusive collaboration and license agreement with MarcroGenics to develop and commercialize Margetuximab, MGD013 and TRIDENT™ Molecule in Greater China.

Under the terms of agreement, MacroGenics granted the Group regional development and commercialization rights for these programs in mainland China, Hong Kong, Macau and Taiwan. The Group will lead clinical development in its territory by leveraging its regulatory and clinical development expertise and broad regional network of investigators. As part of the collaborative clinical development effort, the Group and MacroGenics intend to initiate a global study using combination regimens containing margetuximab in order to maximize potential clinical benefit in gastric cancer, the fifth most common cancer in the world and the second most common in China.

The Group paid upfront fee of $25.0 million to MacroGenics in January 2019, and will make future milestone payments upon the achievement of potential development and regulatory-based milestone payments. In addition, the Group would pay MacroGenics royalties on annual net sales of the assets, which may be subject to adjustment in specified circumstances.

The Group has the right to terminate this agreement at any time by providing written notice of termination to MacroGenics.

As noted above, the Group has entered into various license and collaboration agreements with third party licensors to develop and commercialize drug candidates. Based on the terms of these agreements the Group is contingently obligated to make additional material payments upon the achievement of certain contractually defined milestones. The Group made $0.3 million and $7.0 million milestone payment under these agreements for the years ended December 31, 2017 and 2018, respectively. Based on management’s evaluation of the progress of each project noted above, the licensors will be eligible to receive from the Group up to an aggregate of approximately $1,118.3 million in future milestone payments upon the achievement of contractually specified development milestones, such as regulatory approval for the drug candidates, which may be before the Group has commercialized the drug or received any revenue from sales of such drug candidate, which may never occur.

17.	Restricted net assets

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

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

(In U.S. dollars ("$") except for number of shares)

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

During the years ended December 31, 2017 and 2018, no appropriation to statutory reserves was made because the PRC subsidiary had substantial losses during such periods.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends, as general reserve fund, the Group's PRC subsidiary is restricted in their ability to transfer a portion of their net assets to the Group.

Foreign exchange and other regulation in the PRC may further restrict the Group's PRC subsidiary from transferring funds to the Group in the form of dividends, loans and advances. As of December 31, 2017 and 2018, amounts restricted are the paid-in capital of the Group's PRC subsidiaries, which amounted to $80,951,618 and $90,951,618, respectively.

18.	Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group's PRC subsidiary make contributions to the government for these benefits based on certain percentages of the employees' salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $288,666, $579,094 and $1,424,873 for the years ended December 31, 2016, 2017 and 2018, respectively.

19.	Commitments and Contingencies
(a)	Operating lease commitments

The Group leases office facilities under operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases, and the terms of the leases do not contain rent escalation, contingent rent, renewal, or purchase options.

There are no restrictions placed upon the Group by entering into these leases. Total expenses under these operating leases were $285,742, $916,612 and $1,494,456 for the years ended December 31, 2016, 2017 and 2018, respectively.

Future minimum lease payments under operating lease agreements at December 31, 2018 were as follows:

Year ended December 31,
$
2019	2,168,770
2020	1,007,476
2021	164,418
2022 and thereafter	—
Total lease commitment	3,340,664

(b)	Purchase commitments

As of December 31, 2018, the Group’s commitments related to purchase of property and equipment contracted but not yet reflected in the consolidated financial statement was $1,454,796 which is expected to be incurred within one year.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2017 and 2018

(In U.S. dollars ("$") except for number of shares)

(c)	Contingencies

The Group is a party to or assignee of license and collaboration agreements that may require it to make future payments relating to milestone fees and royalties on future sales of licensed products (Note 16).

20.	Subsequent events

In January 2019, the Group terminated the license agreement with UCB Biopharma Sprl (“UCB”), under which the Group obtained an exclusive and worldwide license under certain patents and know-how of UCB to develop, manufacture, use, sell, import and commercialize UCB’s proprietary antibody UCB3000, or the licensed compound, or ZL-1101 for the treatment, prevention and diagnosis of any human diseases. The license that the Group retained was reverted back to UCB immediately upon termination of the license agreement and the Group has no continuing obligations (financial or otherwise) thereunder.

In February 2019, the Group granted 5,000 share options to certain management and employees of the Group at the exercise price of $29.12per share under the 2017 Plan. These options granted have a contractual term of 10 years and generally vest over a three year period, with 33.33% of the awards vesting on the anniversary date one year after the grant date.

In March 2019, the Group granted 168,500 share options to certain management and employees of the Group at the exercise price of $27.75 per share under the 2017 Plan. These options granted have a contractual term of 10 years and generally vest over a five year period, with 20% of the awards vesting on the anniversary date one year after the grant date.

In January 2019, 50,000 ordinary shares were authorized for grant to the independent directors of the Group. The restricted shares shall vest and be released from the restrictions in full on the first anniversary from the date of the agreement.

In March 2019, 45,000 ordinary shares were authorized for grant to certain management and employees of the Group. One fifth of the restricted shares shall vest and be released from the restrictions on each yearly anniversary of the date of the agreement.

Additional financial information of parent company -

Financial statements schedule I

Zai Lab Limited

Financial information of parent company

Condensed balance sheets

(In U.S. dollars ("$") except for number of shares)

	As of December 31,
	2017	2018
	$	$
Assets
Current assets:
Cash and cash equivalents	181,910,618	745,980
Short-term investment	—	200,350,000
Prepayments and other current assets	450,333	2,912,408
Total current assets	182,360,951	204,008,388
Investment in subsidiaries	54,885,326	48,747,970
Total assets	237,246,277	252,756,358
Liabilities and shareholders' deficits
Liabilities
Current liabilities:
Other payables	593,317	504,645
Total current liabilities	593,317	504,645
Deferred income	1,482,000	1,170,000
Total liabilities	2,075,317	1,674,645
Shareholders' equity
Ordinary shares (par value of US$0.00006 per share; 83,333,333 shares authorized, 49,803,050 and 58,006,967 shares outstanding as of December 31, 2017 and 2018, respectively)	2,995	3,481
Subscription receivable	(18)	—
Additional paid-in capital	345,269,688	498,043,011
Accumulated deficit	(110,551,613)	(249,626,508)
Additional other comprehensive income	449,908	2,661,729
Total shareholders' equity	235,170,960	251,081,713
Total liabilities and shareholders' equity	237,246,277	252,756,358

Additional financial information of parent company -

Financial statements schedule I

Zai Lab Limited

Financial information of parent company

Condensed statements of operations and comprehensive loss

(In U.S. dollars ("$") except for number of shares)

	Year Ended December 31,
	2016	2017	2018
	$	$	$
Operating Expenses:
Research and development	—	—	(234,185)
General and administrative	(534,660)	(4,114,144)	(4,250,655)
Loss from operations	(534,660)	(4,114,144)	(4,484,840)
Interest income	—	50,060	3,041,842
Changes in fair value of warrants	(1,920,000)	200,000	—
Equity in loss of subsidiaries	(35,057,552)	(46,598,092)	(137,943,897)
Other income	—	78,000	312,000
Loss before income tax	(37,512,212)	(50,384,176)	(139,074,895)
Income tax expense	—	—	—
Net loss attributable to ordinary shareholders	(37,512,212)	(50,384,176)	(139,074,895)
Net loss	(37,512,212)	(50,384,176)	(139,074,895)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustment	(594,912)	1,148,440	2,211,821
Comprehensive loss	(38,107,124)	(49,235,736)	(136,863,074)

Additional financial information of parent company -

Financial statements schedule I

Zai Lab Limited

Financial information of parent company

Condensed statements of cash flows

(In U.S. dollars ("$") except for number of shares)

	Year Ended December 31,
	2016	2017	2018
	$	$	$
Cash flows from Operating activities:
Net loss	(37,512,212)	(50,384,176)	(139,074,895)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of deferred income	—	(78,000)	(312,000)
Share based compensation	534,660	3,346,039	1,408,110
Change of fair value of warrants	1,920,000	(200,000)	—
Equity in loss of subsidiaries	35,057,552	46,598,092	137,943,897
Changes in operating assets and liabilities:
Prepayments and other current assets	—	(450,333)	(2,462,075)
Other payables	—	553,317	(48,672)
Deferred income	—	1,560,000	—
Net cash provided by operating activities	—	944,939	(2,545,635)

Cash flows from investing activities:
Purchases of short-term investments	—	—	(200,350,000)
Investment in subsidiaries	(84,501,020)	(31,707,566)	(118,773,187)
Net cash used in investing activities	(84,501,020)	(31,707,566)	(319,123,187)

Cash flows from financing activities:
Proceed from issuance of convertible preferred shares, net of issuance cost	106,200,000	29,100,000	—
Proceeds from exercise of warrants	—	1,000,000	—
Proceeds from exercises of stock options	—	65,500	195,711
Proceeds from issuance of ordinary shares upon public offerings	—	160,424,994	141,000,000
Payment of public offering costs	—	(2,730,299)	(691,527)
Net cash provided by financing activities	106,200,000	187,860,195	140,504,184

Effect of foreign exchange rate changes on cash and cash equivalent	—	—	—
Net increase (decrease) in cash and cash equivalents	21,698,980	157,097,568	(181,164,638)
Cash and cash equivalents-beginning of the year	3,114,070	24,813,050	181,910,618
Cash and cash equivalents-end of the year	24,813,050	181,910,618	745,980

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

3. As of December 31, 2017 and 2018, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.