Form 20-F/A
period 2018-12-31
Zai Lab Ltd
filed 2019-08-23
CIK 1704292

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 2

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

Zai Lab Limited (the “Company”) is filing this Amendment No. 2 (this “Amendment”) to its Annual Report on Form 20-F for the year ended December 31, 2018 (the “Form 20-F”), originally filed on March 29, 2019. This Amendment is an exhibit-only filing in response to comments received from the Securities and Exchange Commission regarding a request for confidential treatment of certain portions of Exhibit 10.15 originally filed with the Form 20-F. This Amendment is being filed solely to re-file Exhibit 10.15 based on Commission comments. In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by our principal executive officer and principal financial officer are filed as exhibits to this Amendment.

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
Date: August 23, 2019