Form 20-F
period 2019-12-31
Zai Lab Ltd
filed 2020-04-29
CIK 1704292

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Samantha Du

Chief Executive Officer
Zai Lab Limited

4560 Jinke Road

Bldg. 1, Fourth Floor
Pudong

Shanghai, China 201210

Telephone: +86 21 6163 2588

(Name, telephone, email and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing one ordinary share, par value $0.00006 per share	ZLAB	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

68,375,511 ordinary shares were issued and outstanding as of December 31, 2019

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

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-Accelerated Filer	☐	Emerging Growth Company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Trademarks and Service Marks

We own or have rights to trademarks and service marks for use in connection with the operation of our business, including, but not limited to, ZAI LAB and 再鼎医药. All other trademarks or service marks appearing in this Annual Report on Form 20-F that are not identified as marks owned by us are the property of their respective owners.

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Item 3.D. Risk Factors” section of this Annual Report on Form 20-F, which include, but are not limited to, the following:

•	our ability to successfully commercialize ZEJULA, Optune and any other products and drug candidates that we may obtain regulatory approval for;
•	the initiation, timing, progress and results of our pre-clinical studies and clinical trials, and our research and development programs;
•	the timing or likelihood of regulatory filings and approvals;
•	our ability to continue to develop our commercial team and our sales and marketing capabilities;
•	our ability to contract on commercially reasonable terms with contract research organizations, or CROs, third-party suppliers and manufacturers;
•	the pricing and reimbursement of our drug candidates, if approved;
•	our ability to contract on commercially reasonable terms with CROs;
•	the disruption of our business relationships with our licensors;

•	our ability to operate our business without breaching our licenses or other intellectual property-related agreements;
•	cost associated with defending against intellectual property infringement, product liability and other claims;
•	regulatory developments in China, the United States and other jurisdictions;
•	the ability to obtain additional funding for our operations;
•	the rate and degree of market acceptance of our products and drug candidates;
•	developments relating to our competitors and our industry;
•	our ability to effectively manage our growth; and
•	our ability to retain key executives and to attract, retain and motivate personnel.

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

Our Selected Consolidated Financial Data

The following selected consolidated statement of operations data for the years ended December 31, 2019, 2018 and 2017 and the selected balance sheet data as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

	Year Ended December 31,
	2019	2018	2017
	(in thousands, except share and per share data)
Revenue	$12,985	$129	$—
Expenses:
Cost of sales	(3,749)	(43)	—
Research and development expenses	(142,221)	(120,278)	(39,342)
Selling, general and administrative expenses	(70,211)	(21,576)	(12,049)
Loss from operations	$(203,196)	$(141,768)	$(51,391)
Interest income	8,232	3,261	527
Interest expenses	(293)	(40)	—
Changes in fair value of warrants	—	—	200
Other income, net	938	59	530
Loss before income taxes and share of loss from equity method investment	$(194,319)	$(138,488)	$(50,134)
Income tax expense	—	—	—
Share of loss from equity method investment	(752)	(587)	(250)
Net loss	$(195,071)	$(139,075)	$(50,384)
Weighted-average shares used in calculating net loss per ordinary share, basic and diluted (1)	64,369,490	52,609,810	21,752,757
Net loss per share, basic and diluted (1)	(3.03)	(2.64)	(2.32)

(1)

See Note 2 to our audited consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for a description of the method used to calculate basic and diluted net loss per share.

	As of December 31,
	2019	2018
	(in thousands)
Consolidated balance sheet data:
Cash, cash equivalents and restricted cash	$76,442	$62,952
Short-term investments (1)	$200,000	$200,350
Total assets	$355,153	$301,987
Total shareholders’ equity	$294,660	$251,082
Total current liabilities	$46,635	$48,842
Total non-current liabilities	$13,858	$2,064

(1)	The short-term investments primarily comprise of the time deposits with original maturities between three months and one year.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception and anticipate that we will continue to incur losses in the future and may never achieve or maintain profitability.

The Hong Kong Department of Health approved ZEJULA in October 2018 and we launched ZEJULA in Hong Kong in December 2018. In June 2019, we received marketing authorization to commercialize ZEJULA in Macau for women with relapsed ovarian cancer. The China National Medical Products Administration, or NMPA, approved ZEJULA in December 2019 as a maintenance therapy for adult patients with recurrent epithelial ovarian, fallopian tube, or primary peritoneal cancer, who are in a complete or partial response to platinum-based chemotherapy and we launched ZEJULA in the People’s Republic of China, or PRC or China, in January 2020. In December 2018, we announced the launch of Optune (Tumor Treating Fields) for the treatment of glioblastoma multiforme, or GBM, in Hong Kong. Although we launched ZEJULA in China in January 2020 for recurrent ovarian cancer, in Macau in June 2019 for recurrent ovarian cancer, and in Hong Kong in December 2018 for adult patients with platinum-sensitive relapsed high grade serous epithelial ovarian cancer who are in a complete response or partial response to platinum-based chemotherapy and we launched Optune (Tumor Treating Fields) in Hong Kong in December 2018, it will take some time to attain profitability and we may never do so. We have also obtained the rights to commercialize many clinical-stage drug candidates. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a drug candidate will fail to gain regulatory approval or become commercially viable. To date, we have financed our activities primarily through private placements, our initial public offering in September 2017 and multiple follow-on offerings. For the year ended December 31, 2019, we generated revenue of $13.0 million from product sales, and we continue to incur significant development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception in 2013. For the years ended December 31, 2019 and 2018, we reported a net loss of $195.1 million and $139.1 million, respectively.

We expect to continue to incur losses in the foreseeable future, and we expect these losses to increase as we:

•	continue to commercialize ZEJULA, Optune and any other products for which we may obtain regulatory approval;
•	maintain and expand sales, marketing and commercialization infrastructure for ZEJULA, Optune and any other products for which we may obtain regulatory approval;

•	maintain and expand regulatory approvals for our products and drug candidates that successfully complete clinical trials;
•	continue our development and commence clinical trials of our drug candidates;
•	maintain our manufacturing facilities;
•	hire additional clinical, operational, financial, quality control and scientific personnel;
•	seek to identify additional drug candidates;
•	obtain, maintain, expand and protect our intellectual property portfolio;
•	enforce and defend intellectual property-related claims; and
•	acquire or in-license other intellectual property, drug candidates and technologies.

To become and remain profitable, we must continue commercialization efforts of ZEJULA and Optune and develop and eventually commercialize other drug candidates with significant market potential. This will require us to be successful in a range of challenging activities, including manufacturing, marketing and selling approved products such as ZEJULA, Optune and other products for which we may obtain marketing approval as well as completing pre-clinical testing and clinical trials of and obtaining marketing approval for our clinical and pre-clinical stage drug candidates. We will also need to be successful in satisfying any post-marketing requirements with respect to all of our products and drug candidates. We may not succeed in any or all of these activities and, even if we do, we may never generate product revenues that are significant or large enough to achieve profitability. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts and commercialization efforts, expand our business or continue our operations. A decline in the value of our company also could cause you to lose all or part of your investment.

We will continue to require substantial additional funding for our drug development programs and for our commercialization efforts for ZEJULA, Optune and other products for which we may obtain regulatory approval, which may not be available on acceptable terms, or at all. If we are unable to raise capital on acceptable terms when needed, we could incur losses or be forced to delay, reduce or terminate such efforts.

To date, we have financed our activities primarily through private placements, our initial public offering in September 2017 and three rounds of follow-on offerings. In January 2020, we raised $280.6 million in net proceeds from our subsequent follow-on offering of 6,300,000 of our American depositary shares, or ADSs. As of April 2020, through these offerings, we have raised $958.6 million. Our operations have consumed substantial amounts of cash since inception. The net cash used in our operating activities was $191.0 million and $97.5 million for the years ended December 31, 2019 and 2018, respectively. We expect our expenses to increase significantly in connection with our ongoing activities, particularly as we continue to commercialize ZEJULA and Optune, research and develop our pre-clinical-stage drug candidates and initiate additional clinical trials of, and seek and/or expand regulatory approval for, ZEJULA, Optune and our other drug assets. In addition, if we obtain regulatory approval for any additional drug candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. In particular, if more of our drug candidates are approved, additional costs may be substantial as we may have to modify or increase the production capacity at our current manufacturing facilities or contract with third-party manufacturers. We have, and may continue to, incur expenses as we create additional infrastructure to support our operations. Accordingly, we will likely need to obtain substantial additional funding in connection with our continuing operations through public or private equity offerings, debt financing, collaborations or licensing arrangements or other sources. If we are unable to raise capital when needed or on acceptable terms, we could incur losses and be forced to delay, reduce or terminate our research and development programs or any future commercialization efforts.

We believe our cash and cash equivalents and short-term investments as of December 31, 2019 will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•

the cost and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution for ZEJULA, Optune and any other products for which we receive regulatory approval;

•	the cash received, if any, from future commercial sales of ZEJULA, Optune and any other products for which we receive regulatory approval;
•	the number and development requirements of the drug candidates we pursue;
•	the scope, progress, timing, results and costs of researching and developing our drug candidates, and conducting pre-clinical and clinical trials;
•	the number and characteristics of other product candidates that we may pursue;
•	the cost, timing and outcome of seeking, obtaining, maintaining and expanding regulatory approval of our products and drug candidates;
•	our ability to establish and maintain strategic partnerships, collaboration, licensing or other arrangement and the financial terms of such arrangements;
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

Identifying and acquiring rights to develop potential drug candidates, conducting pre-clinical testing and clinical trials and commercializing products for which we receive regulatory approval is a time-consuming, expensive and uncertain process that may take years to complete. Our near-term commercial revenue, if any, will be derived from sales of ZEJULA and Optune. Any additional commercial revenue, if any, will be derived from sales of drug candidates that we do not expect to be commercially available until we receive regulatory approval, if at all. We may never generate the necessary data or results required to obtain regulatory approval and achieve product sales of some of our drug candidates, and even if we obtain regulatory approval, our products may not achieve commercial success. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

We may seek additional funding through a combination of equity offerings, debt financings, collaborations, licensing arrangements, strategic alliances and marketing or distribution arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, our shareholders’ ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect rights of our security holders. The incurrence of additional indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of our ADSs to decline. In the event that we enter into collaborations or licensing arrangements to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to a third party on unfavorable terms our rights to technologies or drug candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms.

Risks Related to Our Business and Industry

Even though we have launched ZEJULA in China, Hong Kong and Macau and Optune (Tumor Treating Fields) in Hong Kong, we may never obtain approval of or commercialize Optune outside of Hong Kong and we may never obtain approval of ZEJULA for other indications outside of the regulatory approvals we have already obtained, which would limit our ability to realize its full market potential.

In order to market products in any given jurisdiction, we must comply with numerous and varying regulatory requirements of such jurisdiction regarding safety, efficacy and quality. The Hong Kong Department of Health approved ZEJULA in October 2018 and we launched ZEJULA in Hong Kong in December 2018. In June 2019, we received marketing authorization to commercialize ZEJULA in Macau for women with relapsed ovarian cancer. The NMPA approved ZEJULA in December 2019 as a maintenance therapy for adult patients with recurrent epithelial ovarian, fallopian tube, or primary peritoneal cancer, who are in a complete or partial response to platinum-based chemotherapy and we launched ZEJULA in China in January 2020. In December 2018, we announced the launch of Optune (Tumor Treating Fields) for the treatment of GBM in Hong Kong. The approval of Optune for commercialization in Hong Kong does not mean that the NMPA will approve Optune. The approval of ZEJULA for certain indications does not mean that the NMPA will approve ZEJULA for other indications. Approval procedures vary among jurisdictions and clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other jurisdiction.

We are invested in the commercial success of ZEJULA and Optune and our ability to generate product revenues in the near future is highly dependent on the commercial success of ZEJULA in China and Hong Kong and Optune in Hong Kong.

A substantial portion of our time, resources and effort are focused on the commercialization of our approved product ZEJULA in China, Hong Kong, and Macau, and our approved product Optune in Hong Kong. Our ability to generate product revenues will depend heavily on the successful commercialization of ZEJULA in China, Hong Kong and Macau and Optune in Hong Kong. Our ability to successfully commercialize ZEJULA and Optune will depend on, among other things, our ability to:

•	maintain commercial manufacturing or supply arrangements with third-party manufacturers for ZEJULA and Optune;
•	produce, through a validated process or procure, from third-party manufacturers sufficient quantities and inventory of ZEJULA and Optune to meet demand;
•	build and maintain internal sales, distribution and marketing capabilities sufficient to generate commercial sales of ZEJULA and Optune;
•	secure widespread acceptance of our product from physicians, healthcare payors, patients and the medical community;
•	properly price and obtain coverage and adequate reimbursement of ZEJULA and of Optune by governmental authorities, private health insurers, managed care organizations and other third-party payors;
•	maintain compliance with ongoing regulatory labeling, packaging, storage, advertising, promotion, recordkeeping, safety and other post-market requirements;

•	manage our growth and spending as costs and expenses increase due to commercialization; and
•

manage business interruptions resulting from the occurrence of any pandemic, epidemic, including from the outbreak of the novel coronavirus, COVID-19, or any other public health crises, natural catastrophe or other disasters.

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

Any sales of ZEJULA and Optune will be dependent on several factors, including our and our partners’ ability to educate and increase physician awareness of the benefits, safety and cost-effectiveness of ZEJULA and Optune relative to competing therapies. The degree of market acceptance of ZEJULA and Optune among physicians, patients, healthcare payors and the medical community will depend on a number of factors, including:

•	acceptable evidence of safety and efficacy;
•	relative convenience and ease of administration;
•	prevalence and severity of any adverse side effects;
•	availability of alternative treatments;
•	pricing, cost effectiveness and value propositions;
•	effectiveness of our sales and marketing capabilities and strategies;
•	ability to obtain sufficient third-party coverage and reimbursement;
•	the clinical indications for which ZEJULA and Optune are approved, as well as changes in the standard of care for their targeted indications;
•	the continuing effectiveness of manufacturing and supply chain;
•	warnings and limitations contained in the approved labeling for ZEJULA and for Optune;
•	safety concerns with similar products marketed by others;
•	the prevalence and severity of any side effects as a result of treatment with ZEJULA or Optune;
•	our ability to comply with regulatory post-marketing requirements associated with the approval of ZEJULA or Optune;
•	the actual market-size for ZEJULA and Optune, which may be larger or smaller than expected; and
•

our ability to manage complications or barriers that inhibit our commercial team from reaching the appropriate audience to promote our product(s) because of the outbreak of COVID-19 or any other public health crises, natural catastrophe or other disasters.

For example, due to business interruptions to hospitals and treatment centers in China arising in connection with the outbreak of COVID-19, some patients have experienced difficulties in accessing hospital care and, as a result, our commercial team has had fewer opportunities to reach patients who could benefit from ZEJULA or Optune (Tumor Treating Fields). Although the outbreak of COVID-19 has largely been contained in China and we have experienced only minimal disruption to our commercialization of ZEJULA and Optune (Tumor Treating Fields), outbreaks may occur again and may result in similar business interruptions in the future.

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

Our limited operating history, particularly in light of the rapidly evolving drug research and development industry in which we operate, may make it difficult to evaluate our current business and prospects for future performance. Our short history makes any assessment of our future performance or viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by companies in rapidly evolving fields as we continue to expand our commercial activities. In addition, as a new business, we may be more likely to encounter unforeseen expenses, difficulties, complications and delays due to limited experience. If we do not address these risks and difficulties successfully, our business will suffer.

Many of our drug candidates are still in clinical development. If we are unable to obtain regulatory approval and ultimately commercialize these drug candidates or experience significant delays in doing so, our business, financial condition, results of operations and prospects may be materially adversely harmed.

Many of our drug candidates are in clinical development and various others are in pre-clinical development. Our ability to generate revenue from our drug candidates is dependent on receipt of regulatory approval and successful commercialization of such products, which may never occur. Each of our drug candidates will require additional pre-clinical and/or clinical development, regulatory approval in multiple jurisdictions, development of manufacturing supply and capacity, substantial investment and significant marketing efforts before we generate any revenue from product sales. The success of our drug candidates will depend on several factors, including the following:

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

The success of our business is substantially dependent on our ability to successfully commercialize ZEJULA and Optune as well as complete the development of, maintain, expand or obtain regulatory approval for, and successfully commercialize our drug candidates in a timely manner.

We cannot commercialize drug candidates in China without first obtaining regulatory approval from the NMPA. Similarly, we cannot commercialize drug candidates in the United States or another jurisdiction outside of China without obtaining regulatory approval from the U.S. Food and Drug Administration, or FDA, or comparable foreign regulatory authorities. The process to develop, obtain regulatory approval for and commercialize drug candidates is long, complex and costly both inside and outside of China and approval may not be granted. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and obtaining regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Even after obtaining regulatory approval from the FDA and comparable foreign regulatory authorities, we would still need to seek approval in China and any other jurisdictions where we plan to market the product. For example, we will need to conduct clinical trials of each of our drug candidates in patients in China prior to seeking regulatory approval in China. Even if our drug candidates have successfully completed clinical trials outside of China, there is no assurance that clinical trials conducted with Chinese patients will be successful. Any safety issues, product recalls or other incidents related to products approved and marketed in other jurisdictions may impact approval of those products by the NMPA. If we are unable to obtain regulatory approval for our drug candidates in one or more jurisdictions, or any approval contains significant limitations, or are imposed on certain drug candidates, we may not be able to obtain sufficient funding or generate sufficient revenue to continue the commercialization of our products and the development of our drug candidates or any other drug candidate that we may in-license, acquire or develop in the future.

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

Our products and drug candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, quality control, recordkeeping, labeling, packaging, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by the NMPA, FDA and European Medicines Agency, or EMA, and other regulatory agencies in China and the United States and by comparable authorities in other countries. We are not permitted to market any of our products or drug candidates in China, the United States and other jurisdictions unless and until we receive regulatory approval from the NMPA, FDA and EMA and other comparable authorities, respectively. Securing regulatory approval requires the submission of extensive pre-clinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product’s or drug candidate’s safety and efficacy. Securing regulatory approval may also require the submission of information about the product or drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Our products and drug candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use. Although Optune was approved for commercialization in Hong Kong, the United States and the European Union, we cannot provide any assurance that we will ever obtain regulatory approval for Optune in China or for any of our other drug candidates in any jurisdiction or that any of our drug candidates will be successfully commercialized even if we receive regulatory approval.

The process of obtaining regulatory approvals in China, the United States and other countries is expensive, may take many years of additional clinical trials and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product or drug candidates involved. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted New Drug Application, or NDA, pre-market approval or equivalent application type, may cause delays in the approval or rejection of an application. The NMPA, FDA and EMA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional pre-clinical, clinical or other studies. Our products and drug candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including the following:

•	disagreement with the NMPA, FDA and EMA or comparable regulatory authorities regarding the number, design, size, conduct or implementation of our clinical trials;
•	failure to demonstrate to the satisfaction of the NMPA, FDA and EMA or comparable regulatory authorities that a drug candidate is safe and effective for its proposed indication;
•	failure of CROs, clinical study sites or investigators to comply with the ICH-good clinical practice, or GCP, requirements imposed by the NMPA, FDA and EMA or comparable regulatory authorities;
•	failure of the clinical trial results to meet the level of statistical significance required by the NMPA, FDA and EMA or comparable regulatory authorities for approval;
•	failure to demonstrate that a product’s or drug candidate’s clinical and other benefits outweigh its safety risks;
•	the NMPA, FDA and EMA or comparable regulatory authorities disagreeing with our interpretation of data from pre-clinical studies or clinical trials;
•	insufficient data collected from clinical trials to support the submission of an NDA or other submission or to obtain regulatory approval in China, the United States or elsewhere;
•	the NMPA, FDA and EMA or comparable regulatory authorities not approving the manufacturing processes for our clinical and commercial supplies;
•	changes in the approval policies or regulations of the NMPA, FDA or comparable regulatory authorities rendering our clinical data insufficient for approval;
•	the NMPA, FDA or comparable regulatory authorities restricting the use of our products to a narrow population; and
•	our CROs or licensors taking actions that materially and adversely impact the clinical trials.

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

The pharmaceutical industry in China is highly regulated and such regulations are subject to change, which may affect the approval and commercialization of our drugs and drug candidates.

The pharmaceutical industry in China is subject to comprehensive government regulation and supervision, encompassing the approval, manufacturing, distribution, and marketing of new drugs. In recent years, the pharmaceutical regulatory framework in China has undergone significant changes, and we expect that the transformation will continue. For instance, in June 2019, the State Council promulgated the Regulation on the Administration of PRC Human Genetic Resources, which became effective in July 2019. The Regulation on the Administration of PRC Human Genetic Resources replaced the advance approval requirement for clinical studies involving the collection of patient human genetic resources with a record-filing process, except for those involving the export of patient human genetic resources out of China. In August 2019, the PRC Drug Administration Law was amended by the Standing Committee of the National People’s Congress, and became effective in December 2019. The new Drug Administration Law codifies the marketing authorization holder system and enhances the compliance standards throughout the product life cycle. In January 2020, the SAMR released the amended Administrative Measures for Supervision and Administration for Drug Registration, or the Drug Registration Measures Regulation, and the amended Measures for Supervision and Administration for Drug Manufacturing, or Drug Manufacturing Regulation, both of which will come into effect in July 2020. In April 2020, the NMPA and the NHC released the amended Good Clinical Practice for Pharmaceutical Product, or the Amended GCP, which will come into effect in July 2020. The amended Drug Registration Regulations omits the provisions that provide an administrative exclusivity of the new drug monitoring period up to five years. Detailed implementation rules on the Drug Registration Regulation and Drug Manufacturing Regulation are still pending, thus uncertainties exist as to whether other intellectual property protection systems, such as patent linkage and patent term extension, would be available.

Any changes or amendments with respect to government regulation and supervision of the pharmaceutical industry in China may result in uncertainties with respect to the interpretation and implementation of the relevant laws and regulations or adversely impact the development or commercialization of our drugs and drug candidates in China.

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

We plan to develop certain of our products and drug candidates for use as a combination therapy. For example, GlaxoSmithKline, or GSK, is currently developing, and we also plan to develop, ZEJULA as both a monotherapy and in combination with any potential anti-VEGF or PD-1/PD-L1 treatments. However, we did not develop or obtain regulatory approval for, and we do not manufacture or sell, any anti-VEGF or PD-1/PD-L1 treatments or any other therapeutic we use in combination with our drug candidates. We may also seek to develop our drug candidates in combination with other therapeutics in the future.

If the NMPA, FDA or another regulatory agency revokes its approval of any anti-VEGF or PD-1/PD-L1 treatments or another therapeutic we use in combination with our drug candidates, we will not be able to market our drug candidates in combination with such revoked therapeutic. If safety or efficacy issues arise with these or other therapeutics that we seek to combine with our drug candidates in the future, we may experience significant regulatory delays, and we may be required to redesign or terminate the applicable clinical trials. In addition, if manufacturing or other issues result in a supply shortage of any anti-VEGF or PD-1/PD-L1 treatments or any other combination therapeutics, we may not be able to successfully commercialize ZEJULA on our current timeline or at all.

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

Additionally, although we have not experienced material supply disruptions due to the outbreak of COVID-19, we cannot guarantee that we will not experience supply disruptions in the future due to COVID-19 or any other pandemic, epidemic or other public health crises, natural catastrophe or other disasters.

We face substantial competition, which may result in our competitors discovering, developing or commercializing drugs before or more successfully than we do, or developing products or therapies that are more advanced or effective than ours, which may adversely affect our financial condition and our ability to successfully market or commercialize our products and drug candidates.

The development and commercialization of new medical device products and drugs is highly competitive. We face competition with respect to our current products and drug candidates, and will face competition with respect to any drug candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies, biotechnology companies and medical device companies worldwide. For example, there are a number of large pharmaceutical and biotechnology companies that currently market drugs or are pursuing the development of therapies in the field of poly ADP ribose polymerase, or PARP, inhibition to treat cancer. Some of these competitive drugs and therapies are based on scientific approaches that are the same as or similar to that of our drug candidates. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Specifically, there are a large number of companies developing or marketing treatments for oncology, autoimmune and infectious diseases including many major pharmaceutical and biotechnology companies.

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

The outcomes of pre-clinical development testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their drug candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain regulatory approval of their drug candidates. Future clinical trials of our drug candidates may not be successful. For example, brivanib (ZL-2301) failed to meet its primary endpoint of overall survival, or OS, noninferiority for brivanib (ZL-2301) versus sorafenib in Phase III trials in patients with HCC conducted by Bristol-Myers Squibb Company, or BMS, before we licensed the development rights from them. In addition, brivanib (ZL-2301) showed no difference when compared to placebo in the primary efficacy endpoint. Although we believe that brivanib (ZL-2301) has the potential to be an effective treatment for Chinese patients and merits further clinical trials patients, we cannot guarantee that our future clinical trials of brivanib (ZL-2301) in Chinese patients will be successful.

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

We could encounter regulatory delays if a clinical trial is suspended or terminated by us or, as applicable, the IRBs or the ethics committee of the institutions in which such trials are being conducted, by the data safety monitoring board, which is an independent group of experts that is formed to monitor clinical trials while ongoing, or by the NMPA, FDA or other regulatory authorities. Such authorities may impose a suspension or termination due to a number of factors, including: a failure to conduct the clinical trial in accordance with regulatory requirements or the applicable clinical protocols, a failure to obtain the regulatory approval and/or complete record filings with respect to the collection, preservation, use and export of China's human genetic resources, inspection of the clinical trial operations or trial site by the NMPA, FDA or other regulatory authorities that results in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Many of the factors that cause a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our drug candidates. Further, the NMPA, FDA or other regulatory authorities may disagree with our clinical trial design or our interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials.

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

Patient enrollment may be affected by other factors including:

•	the severity of the disease under investigation;
•	the total size and nature of the relevant patient population;
•	the design and eligibility criteria for the clinical trial in question;
•	the availability of an appropriate genomic screening test;
•	the perceived risks and benefits of the product or drug candidate under study;
•	the efforts to facilitate timely enrollment in clinical trials;
•	the patient referral practices of physicians;
•	the availability of competing therapies also undergoing clinical trials;
•	the ability to monitor patients adequately during and after treatment;
•	the proximity and availability of clinical trial sites for prospective patients; and
•

the occurrence of any pandemic, epidemic, including from the outbreak of COVID-19, or any other public health crises, natural catastrophe or other disasters may cause a delay in enrollment of patients in clinical trials; and

For example, we have experienced delays in the enrollment of patients in our clinical trials due to the outbreak of COVID-19. Although the outbreak of COVID-19 has largely been contained in China and we have experienced only minimal disruption to our planned clinical trials, outbreaks may occur again and may result in delays and interruptions to our clinical trials in the future. Additionally, our commercial partners and licensors have similarly experienced and may continue to experience delays in enrollment of patients to their clinical trials due to the outbreak of COVID-19 in their respective territories. Such delays may result in increased development costs for our products and drug candidates, which could cause the value of our company to decline and limit our ability to obtain additional financing.

Our products and drug candidates may cause undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following regulatory approval, if any.

Undesirable side effects caused by our products or drug candidates could cause us to interrupt, delay or halt clinical trials or could cause regulatory authorities to interrupt, delay or halt our clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the NMPA, FDA or other regulatory authorities. In particular, as is the case with all oncology products and drugs, it is likely that there may be side effects, such as fatigue, nausea and low blood cell levels, associated with the use of certain of our oncology products or drug candidates. For example, the known adverse events for ZEJULA include thrombocytopenia, anemia and neutropenia and for brivanib (ZL-2301), the known adverse events include hyponatremia, AST elevation, fatigue, hand-foot skin reaction and hypertension. The results of our products’ or drug candidates’ trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, trials of our products or drug candidates could be suspended or terminated and the NMPA, FDA or comparable regulatory authorities could order us to cease further development of or deny approval of our products or drug candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

The NMPA categorizes domestically-manufactured innovative drug applications as Category 1, provided such drug has a new and clearly defined structure, pharmacological property and apparent clinical value and has not been marketed anywhere in the world. Domestically developed and manufactured innovative drugs will be attributed to Category 1 for their clinical trial application, or CTA, and NDA applications. While some multinational pharmaceutical companies may file CTAs with the NMPA prior to approval of a drug in another country in order to take advantage of Category 1 classification, such drug will most likely be assigned to Category 5, a class designated for drugs that were approved outside China before the NMPA approval for NDA approval purposes. This is because, based on historical observations, multinational pharmaceutical companies would typically not prioritize China as the first market for product launch, hence subjecting the drug to the Category 5 status. Because margetuximab and durlobactam (ETX2514) are imported drug products, they will be subject to Category 5 status if they are approved by the NMPA. Our CTAs for ZEJULA and omadacycline (ZL-2401) were approved as Category 1 drugs by the NMPA. A Category 1 designation by the NMPA may not be granted for any of our other drug candidates that will not be first approved in China or, if granted, such designation may not lead to faster development or regulatory review or approval process. Moreover, a Category 1 designation does not increase the likelihood that our product or drug candidates will receive regulatory approval. Optune is a medical device and does not follow the NMPA drug categorization.

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

Even after obtaining regulatory approval, our products and drug candidates will be subject to, among other things, ongoing regulatory requirements governing the labeling, packaging, promotion, recordkeeping, data management and submission of safety, efficacy and other post-market information. These requirements include submissions of safety and other post-marketing information and reports, registration, and continued compliance with cGMPs and GCPs. For example, ZEJULA and Optune will continue to be subject to post-approval development and regulatory requirements, which may limit how they are manufactured and marketed, and could materially impair our ability to generate revenue. As such, we and our partners and any of our and their respective contract manufacturers will be subject to ongoing review and periodic inspections to assess compliance with applicable post-approval regulations. Additionally, to the extent we want to make certain changes to the approved products, product labeling, or manufacturing processes, we will need to submit new applications or supplements to the Hong Kong Department of Health and the NMPA and obtain the agencies’ approval.

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

On March 17, 2018, China’s highest legislative body, the National People’s Congress, approved a sweeping government restructuring plan. This is generally considered to be the most comprehensive government restructuring that China has undertaken since its “Open Door” policy in the late 1970s. As part of the new plan, China has established a State Market Regulatory Administration, or SMRA, which merges and undertakes the responsibilities previously held by the China State Food and Drug Administration, or SFDA, the State Administration for Industry and Commerce, or SAIC, General Administration of Quality Supervision, Inspection and Quarantine, or AQSIQ, price supervision and antitrust enforcement responsibilities previously held by the National Development and Reform Commission, or NDRC, the antitrust enforcement responsibilities previously held by the Ministry of Commerce, or MOFCOM, and the Antimonopoly and Anti-Unfair Competition Bureau of State Council, as well as the responsibilities previously held by the Certification and Accreditation Administration, or CAC, and the Standardization Administration of China, or SAC.

The new NMPA reports to the SMRA, is responsible for the review and approval of drugs, medical devices and cosmetics, and maintains its own branches at the provincial level and leave the post-approval enforcement authorities at the local level to the consolidated SMRA branches.

Although the NMPA is fully functional as of 2019 and the restructuring at the state, municipal and county level authorities has been mostly completed as of July 2019, there could still be delays in the NMPA’s implementation of the new reform initiatives and disruption in the NMPA’s routine operations due to personnel reshuffling post-restructuring.

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

Recruiting and retaining qualified management, scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of certain of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing certain of our executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize drugs. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, our management will be required to devote significant time to new compliance initiatives from our status as a U.S. public company, which may require us to recruit more management personnel. Failure to succeed in clinical trials may make it more challenging to recruit and retain qualified scientific personnel.

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

We may need to significantly concede on prices for ZEJULA, Optune or our other drug candidates and devices for which we may receive regulatory approval in China and face uncertainty of reimbursement, which could diminish our sales or affect our profitability.

The regulations that govern pricing and reimbursement for pharmaceutical drugs and devices vary widely from country to country. In China, the newly created National Healthcare Security Administration, or NHSA, an agency responsible for administering China’s social security system, organized a price negotiation with drug companies for 119 new drugs that had not been included in the National Reimbursable Drug List, or the NRDL, at the time of the negotiation in November 2019, which resulted in an average price reduction by over 60% for 70 of the 119 drugs that passed the negotiation. NHSA, together with other government authorities, review the inclusion or removal of drugs from China’s National Drug Catalog for Basic Medical Insurance, Work-related Injury Insurance and Maternity Insurance, or the NRDL, or provincial or local medical insurance catalogues for the national medical insurance program regularly, and the tier under which a drug or device will be classified, both of which affect the amounts reimbursable to program participants for their purchases of those drugs. These determinations are made based on a number of factors, including price and efficacy. In November 2019, the NRDL was expanded to include 70 new drugs.

We may also be invited to attend the price negotiation with NHSA upon receiving regulatory approval in China, but we will likely need to significantly reduce our prices, and to negotiate with each of the provincial healthcare security administrations on reimbursement ratios. If we were to successfully launch commercial sales of our oncology-based product and drug candidates, including ZEJULA and Optune, our revenue from such sales is largely expected to be self-paid by patients, which may make our drug candidates and devices less desirable. On the other hand, if the NHSA or any of its local counterpart includes our drugs and devices in the NRDL or provincial RDL, which may increase the demand for our drug candidates and devices, our potential revenue from the sales of our drug candidates and devices may still decrease as a result of lower prices.

Moreover, eligibility for reimbursement in China does not imply that any drug or device will be paid for in all cases or at a rate that covers our costs, including licensing fees, research, development, manufacture, sale and distribution.

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

The life sciences industry in China is subject to extensive government regulation and supervision. The regulatory framework addresses all aspects of operating in the pharmaceutical industry, including approval, registration, production, distribution, packaging, labelling, storage and shipment, advertising, licensing and certification requirements and procedures, periodic renewal and reassessment processes, registration of new products and environmental protection. Violation of applicable laws and regulations may materially and adversely affect our business. In order to manufacture and distribute drug and medical device products in China, we are required to:

•	obtain a manufacturing permit for each production facility from the NMPA and its relevant branches for the manufacture of drug and device products;
•	obtain a marketing authorization, which includes an approval number, from the NMPA for each drug or device manufactured by us;
•	obtain a distribution permit (or record filing) from the NMPA and its relevant branches; and
•	renew the manufacturing permits, the distribution permits (or record-filing) and marketing authorizations every five years, among other requirements.

If we are unable to obtain or renew such permits or any other permits or licenses required for our operations, will not be able to engage in the commercialization, manufacture and distribution of our products and drug candidates and our business may be adversely affected.

The regulatory framework governing the pharmaceutical industry in China is subject to change and amendment from time to time. Any such change or amendment could materially and adversely impact our business, financial condition and prospects. China government has introduced various reforms to the Chinese healthcare system in recent years and may continue to do so, with an overall objective to expand basic medical insurance coverage and improve the quality and reliability of healthcare services without incurring significant fiscal burden. The specific regulatory changes under the reform still remain uncertain. The implementing measures to be issued may not be sufficiently effective to achieve the stated goals, and as a result, we may not be able to benefit from such reform to the level we expect, if at all. Moreover, the reform could give rise to regulatory developments, such as more burdensome administrative procedures, which may have an adverse effect on our business and prospects.

For further information regarding government regulation in China and other jurisdictions, see “Regulation—Government Regulation of Pharmaceutical Product Development and Approval,” “Regulation—Coverage and Reimbursement” and “Regulation—Other Healthcare Laws.”

If we breach our license or other intellectual property-related agreements for our products or drug candidates or otherwise experience disruptions to our business relationships with our licensors and collaboration partners, we could lose the ability to continue the development and commercialization of our products and drug candidates.

Our business relies, in large part, on our ability to develop and commercialize products and drug candidates from third parties including ZEJULA from GSK; Optune from Novocure Limited, or Novocure; omadacycline (ZL-2401) from Paratek Pharmaceuticals, or Paratek; bemarituzumab (FPA144) from Five Prime Therapeutics, Inc., or Five Prime; durlobactam from Entasis Therapeutics Holdings, Inc., or Entasis; margetuximab, MGD-013 and a pre-clinical multi-specific TRIDENT molecule from MacroGenics Inc., or MacroGenics; ripretinib from Deciphera Pharmaceuticals, LLC, or Deciphera; INCMGA0012 (PD-1) from Incyte Corporation, or Incyte; and REGN1979 from Regeneron Pharmaceuticals, Inc., or Regeneron. If we have not obtained a license to all intellectual property rights that are relevant to our products and drug candidates and that are owned or controlled by our licensors and collaboration partners or owned or controlled by affiliates of such licensors and collaboration partners, we may need to obtain additional licenses to such intellectual property rights which may not be available on an exclusive basis, on commercially reasonable terms or at all. In addition, if our licensors and collaboration partners breach such agreements, we may not be able to enforce such agreements against our licensors’ parent entity or affiliates. Under each of our license and intellectual property-related agreements, in exchange for licensing or sublicensing us the right to develop and commercialize the applicable drug candidates, our licensors will be eligible to receive from us milestone payments, tiered royalties from commercial sales of such drug candidates, assuming relevant approvals from government authorities are obtained, or other payments. Our license and other intellectual property-related agreements also require us to comply with other obligations including development and diligence obligations, providing certain information regarding our activities with respect to such drug candidates and/or maintaining the confidentiality of information we receive from our licensors. For example, we are also obligated to use commercially reasonable efforts to develop and commercialize Optune, margetuximab, MGD-013, a pre-clinical multi-specific TRIDENT molecule, omadacycline (ZL-2401), bemarituzumab (FPA144), durlobactam, ripretinib, INCMGA0012 (PD-1) and REGN1979 in certain of their respective territories, in each case, under their respective agreements.

If we fail to meet any of our obligations under our license and other intellectual property-related agreements, our licensors have the right to terminate our licenses and sublicenses and, upon the effective date of such termination, have the right to re-obtain the licensed and sub-licensed technology and intellectual property. If any of our licensors terminate any of our licenses or sublicenses, we will lose the right to develop and commercialize our applicable products and drug candidates and other third parties may be able to market products or drug candidates similar or identical to ours. In such case, we may be required to provide a grant back license or expand an existing license to the licensors under our own intellectual property with respect to the terminated products. In addition, if our agreements with GSK for ZEJULA terminate for any reason, we are required to grant GSK an exclusive license to certain of our intellectual property rights that relate to ZEJULA, as applicable. Furthermore, if our agreement with MacroGenics for margetuximab, MGD-013 and a pre-clinical multi-specific TRIDENT molecule is terminated by MacroGenics for certain reasons, we are required to grant MacroGenics an option to convert the non-exclusive license granted to MacroGenics to use certain of our intellectual property rights that relate to margetuximab, MGD-013 and a pre-clinical multi-specific TRIDENT molecule in China, Hong Kong, Macau and Taiwan to an exclusive license. If our agreement with Entasis for durlobactam is terminated for certain reasons, we are required to grant Entasis an exclusive, fully paid, royalty free, perpetual irrevocable and sublicenseable (through multiple tiers) license to use certain of our intellectual property rights that relate to EXT2514 in the licensed territory. If our agreement with Incyte for INCMGA0012 (PD-1) is terminated for certain reasons, we are required to assign to Incyte certain trademarks and certain other business premises, data and regulatory materials that relate to INCMGA0012 (PD-1). If our agreement with Deciphera for ripretinib is terminated for certain reasons, we are required to grant Deciphera a worldwide, perpetual and irrevocable license to use certain of our intellectual property rights that relate to ripretinib in China, Hong Kong, Macau and Taiwan. While we would expect to exercise all rights and remedies available to us, including seeking to cure any breach by us, and otherwise seek to preserve our rights under the intellectual property rights licensed and sublicensed to us, we may not be able to do so in a timely manner, at an acceptable cost or at all. In particular, some of the milestone payments are payable upon our drug candidates reaching development milestones before we have commercialized, or received any revenue from, sales of such drug candidate, and we cannot guarantee that we will have sufficient resources to make such milestone payments. Any uncured, material breach under the agreements could result in our loss of exclusive rights and may lead to a complete termination of our rights to the applicable drug candidate. Any of the foregoing could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

In addition, disputes may further arise regarding intellectual property subject to a license and/or collaboration agreement, including, but not limited to:

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

Moreover, certain of our licensors do not own some or all of the intellectual property included in the license, but instead have licensed such intellectual property from a third party, and have granted us a sub-license. As a result, the actions of our licensors or of the ultimate owners of the intellectual property may affect our rights to use our sublicensed intellectual property, even if we are in compliance with all of the obligations under our license agreements. For example, our licenses from GSK, Paratek, MacroGenics and Incyte comprise sublicenses to us of certain intellectual property rights owned by third parties that are not our direct licensors. If our licensors were to fail to comply with their obligations under the agreements pursuant to which they obtain the rights that are sublicensed to us, or should such agreements be terminated or amended, our rights to the applicable licensed intellectual property may be terminated or narrowed, our exclusive licenses may be converted to non-exclusive licenses, and our ability to produce and sell our products and drug candidates may be materially harmed. In addition, our license from Paratek is limited to intellectual property rights under the control of Paratek Bermuda, Ltd. To the extent Paratek Bermuda, Ltd. loses control over any of the licensed intellectual property rights for any reason, we will no longer be licensed to such intellectual property rights to use, develop and otherwise commercialize omadacycline (ZL-2401). Any of the foregoing could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

In addition, the agreements under which we currently license or have rights to use intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed, sublicensed or obtained rights to use prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected products or drug candidates, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

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

Any litigation might result in substantial costs and diversion of resources. While we maintain liability insurance for certain clinical trials (which covers the patient human clinical trial liabilities including, among others, bodily injury), product liability insurance to cover our product liability claims and general liability insurance to cover other commercial liability claims, these insurances may not fully cover our potential liabilities. Additionally, inability to obtain sufficient insurance coverage at an acceptable cost could prevent or inhibit the successful commercialization of products or drugs we develop, alone or with our collaborators.

The research and development projects under our internal discovery programs are at an early stage of development. As a result, we are unable to predict if or when we will successfully develop or commercialize any drug candidates under such programs.

Our internal discovery programs are at an early stage of development and will require significant investment and regulatory approvals prior to commercialization. Each of our drug candidates will require additional clinical and pre-clinical development, management of clinical, pre-clinical and manufacturing activities, obtaining regulatory approval, obtaining manufacturing supply, building of a commercial organization, substantial investment and significant marketing efforts before they generate any revenue from product sales. We are not permitted to market or promote any of our drug candidates before we receive regulatory approval from the NMPA, the FDA or comparable regulatory authorities, and we may never receive such regulatory approval for any such drug candidates.

We cannot be certain that clinical development of any drug candidates from our internal discovery programs will be successful or that we will obtain regulatory approval or be able to successfully commercialize any of our drug candidates and generate revenue. Success in pre-clinical testing does not ensure that clinical trials will be successful, and the clinical trial process may fail to demonstrate that our drug candidates are safe and effective for their proposed uses. Any such failure could cause us to abandon further development of any one or more of our drug candidates and may delay development of other drug candidates. Any delay in, or termination of, our clinical trials will delay and possibly preclude the filing of any NDAs with the NMPA, the FDA or comparable regulatory authorities and, ultimately, our ability to commercialize our drug candidates and generate product revenue.

If our manufacturing facilities are not approved by regulators, are damaged or destroyed or production at such facilities is otherwise interrupted, our business and prospects would be negatively affected.

In 2017, we built a small molecule facility capable of supporting clinical and commercial production, and in 2018, we built a large molecule facility in Suzhou, China using GE Healthcare FlexFactory platform technology capable of supporting clinical production of our drug candidates. We intend to rely on these facilities for the manufacture of clinical and commercial supply of some of our products or drug candidates. Prior to being permitted to sell any products or drugs produced at these facilities, the facilities will need to be inspected and approved by regulatory authorities. If either facility is not approved by regulators or is damaged or destroyed, or otherwise subject to disruption, it would require substantial lead-time to replace our manufacturing capabilities. In such event, we would be forced to identify and rely partially or entirely on third-party contract manufacturers for an indefinite period of time. Any new facility needed to replace an existing production facility would need to comply with the necessary regulatory requirements and be tailored to our production requirements and processes. We also would need regulatory approvals before using any products or drugs manufactured at a new facility in clinical trials or selling any products or drugs that are ultimately approved. Any disruptions or delays at our facility or its failure to meet regulatory compliance would impair our ability to develop and commercialize our products or drug candidates, which would adversely affect our business and results of operations.

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

The data privacy regime in China and in the United States are evolving and there may be more stringent compliance requirements for the collection, processing, use, and transfer of personal information and important data. In the ordinary course of our business, we collect and store sensitive data, including, among other things, legally protected patient health information, personally identifiable information about our employees, intellectual property, and proprietary business information. We manage and maintain our applications and data utilizing on-site systems and outsourced vendors. These applications and data encompass a wide variety of business critical information including research and development information, commercial information and business and financial information. Because information systems, networks and other technologies are critical to many of our operating activities, shutdowns or service disruptions at our company or vendors that provide information systems, networks, or other services to us pose increasing risks. Such disruptions may be caused by events such as computer hacking, phishing attacks, ransomware, dissemination of computer viruses, worms and other destructive or disruptive software, denial of service attacks and other malicious activity, as well as power outages, natural disasters (including extreme weather), terrorist attacks or other similar events. Such events could have an adverse impact on us and our business, including loss of data and damage to equipment and data. In addition, system redundancy may be ineffective or inadequate, and our disaster recovery planning may not be sufficient to cover all eventualities. Significant events could result in a disruption of our operations, damage to our reputation or a loss of revenues, and invite regulator’s scrutiny. In addition, we may not have adequate insurance coverage to compensate for any losses associated with such events.

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

We are subject to laws and government regulations relating to privacy and data protection that have required us to modify certain of our policies and procedures with respect to the collection and processing of personal data, and future laws and regulations may cause us to incur additional expenses or otherwise limit our ability to collect and process personal data.

We may be subject to privacy and security laws in the various jurisdictions in which we operate, obtain or store personally identifiable information. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business.

Within the United States, our operations may be affected by the Health Insurance Portability and Accountability Act of 1996 as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, collectively, HIPAA, which impose obligations on certain “covered entities” (healthcare providers, health plans and healthcare clearinghouses) and certain of their “business associate” contractors with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Although we believe that we currently are neither a “covered entity” nor a “business associate” under the legislation, a business associate relationship may be imputed from facts and circumstances even in the absence of an actual business associate agreement. In addition, HIPAA may affect our interactions with customers who are covered entities or their business associates because HIPAA affects the ability of these entities to disclose patient health information to us. The federal government, various states and localities also have laws that regulate the privacy and security of personal information and so may affect our business operations. For example, we are subject to the California Consumer Privacy Act, or CCPA, that became effective on January 1, 2020. The CCPA gives California consumers (defined to include all California residents) certain rights, including the right to ask companies to disclose details about the personal information they collect, as well as other rights such as the right to ask companies to delete a consumer’s personal information and opt out of the sale of personal information.

We could be subject to regulatory actions and/or claims made by individuals and groups in private litigation involving privacy issues related to data collection and use practices and other data privacy laws and regulations, including claims under the laws described, as well as for alleged unfair or deceptive practices. If our operations are found to be in violation of any of the privacy laws, rules or regulations that apply to us, we could be subject to penalties, including civil penalties, damages, injunctive relief, and other penalties, which could adversely affect our ability to operate our business and our financial results. We will continue to review these and all future privacy and other laws and regulations to assess whether additional procedural safeguards are warranted, which may cause us to incur additional expenses or otherwise limit our ability to collect and process personal data.

Risks Related to Our Dependence on Third Parties

We rely on third parties to conduct our pre-clinical and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our products or drug candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for some of our ongoing pre-clinical and clinical programs. We rely on these parties for execution of our pre-clinical and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities. We also rely on third parties to assist in conducting our pre-clinical studies in accordance with Good Laboratory Practices, or GLP, and the Administrative Regulations on Experimental Animals or the Animal Welfare Act requirements. We and our CROs are required to comply with GCP regulations and guidelines enforced by the NMPA, and comparable foreign regulatory authorities for all of our products or drug candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, investigators and trial sites. If we or any of our CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the NMPA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP requirements. In addition, our clinical trials must be conducted with products or drugs produced under cGMP requirements. Failure to comply with these regulations may require us to repeat pre-clinical and clinical trials, which would delay the regulatory approval process.

Our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our on-going clinical, nonclinical and pre-clinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our products or drug candidates. As a result, our results of operations and the commercial prospects for our products and drug candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed or compromised.

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

We rely on third-party vendors and CROs for some of our pre-clinical studies and clinical trials related to our product or drug development efforts. Switching or adding additional CROs involves additional cost and requires management time and focus. Our CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated. Identifying, qualifying and managing performance of third-party service providers can be difficult, time-consuming and cause delays in our development programs. In addition, there is a natural transition period when a new CRO commences work and the new CRO may not provide the same type or level of services as the original provider. If any of our relationships with our third-party CROs are terminated, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms, and we may not be able to meet our desired clinical development timelines.

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

If our two manufacturing facilities are unable to meet our intended production capacity in a timely fashion, we may have to engage a contract manufacturing organization, or CMO, for the production of clinical supplies of our products or drug candidates.

Additionally, in order to successfully commercialize our products and drug candidates, we will need to identify qualified CMOs for the scaled production of a commercial supply of certain of our products and drug candidates. The CMOs should be drug manufacturers holding manufacturing permits with a scope that can cover our drug registration candidates, and such CMO arrangement should be approved by the NMPA’s provincial level branches. We have not yet identified suppliers to support scaled production. If we are unable to arrange for alternative third-party manufacturing sources, or to do so on commercially reasonable terms or in a timely manner, or to obtain the NMPA approval for our CMO arrangement in a timely manner, we may not be able to complete development of our products or drug candidates, or market or distribute them.

We rely on third-party manufacturers to manufacture at least some of our products and drug candidates. For example, we rely on MacroGenics to manufacture and supply margetuximab, MGD-013, and a pre-clinical multi-specific TRIDENT molecule, Entasis to manufacture and supply durlobactam, Novocure to manufacture and supply Optune, Deciphera to manufacture and supply ripretinib, Incyte to manufacture and supply INCMGA0012 (PD-1) and, as of April 2020, Regeneron to manufacture and supply REGN1979.

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

We have licensed and sublicensed patent rights from third parties for some of our development programs, including ZEJULA from GSK, Optune from Novocure, omadacycline (ZL-2401) from Paratek, bemarituzumab (FPA144) from Five Prime, durlobactam from Entasis, and margetuximab, MGD-013 and a pre-clinical multi-specific TRIDENT molecule from MacroGenics, ripretinib from Deciphera and INCMGA0012 (PD-1) from Incyte. As a licensee and sublicensee of third parties, we rely on these third parties to file and prosecute patent applications and maintain patents and otherwise protect the licensed intellectual property under certain of our license agreements. In addition, we have not had and do not have primary control over these activities for certain of our patents or patent applications and other intellectual property rights that we jointly own with certain of our licensors and sub-licensors. We cannot be certain that the patents and patent applications for our products and drug candidates have been or will be prepared, filed, prosecuted or maintained by such third parties in compliance with applicable laws and regulations, in a manner consistent with the best interests of our business, or in a manner that will result in valid and enforceable patents or other intellectual property rights that cover our drug candidates. If our licensors or such third parties fail to prepare, prosecute, or maintain such patent applications and patents, or lose rights to those patent applications or patents, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our drug candidates that are subject of such licensed rights could be adversely affected.

Pursuant to the terms of the license agreements with some of our licensors, the licensors may have the right to control enforcement of our licensed patents or defense of any claims asserting the invalidity or unenforceability of these patents. For example, under our agreement with Novocure for Optune, Novocure owns and has the right to control all patent application and patent prosecution activities related to Optune in China, Hong Kong, Macau and Taiwan. Similarly, under our agreement with Five Prime for bemarituzumab (FPA144), Five Prime has the first right to enforce the licensed patents in China, Hong Kong, Macau and Taiwan, subject to certain exceptions. In addition, with respect to the patent portfolio for omadacycline (ZL-2401), which we sub-license from Paratek, Paratek has the first right to enforce such patent portfolio in territories outside of China, Hong Kong, Macau and Taiwan. Under our agreements with each of Entasis and Incyte, each of Entasis and Incyte has the first right to enforce the respective licensed patents in the licensed territory, including China, subject to certain exceptions. Under our agreement with Deciphera for ripretinib, Deciphera has the first right to enforce the licensed patents in China, Hong Kong, Macau and Taiwan, subject to certain exceptions. With respect to the patent portfolio for ZEJULA, which we sub-license from GSK, we have the first right to enforce such patent portfolio within China, Hong Kong and Macau. However, GSK maintains the right to enforce such patent portfolio in all other territories or, if we fail to bring an action within 90 days within China, Hong Kong or Macau, GSK can control such enforcement actions in those areas as well. In the case where GSK controls such enforcement actions, although we have rights to consult with GSK on such actions within China, Hong Kong and Macau, rights granted by GSK under ZEJULA to another licensee, such as Janssen Biotech, Inc. to whom GSK has granted an exclusive right to develop ZEJULA for the treatment of prostate cancer, could potentially influence GSK’s interests in the exercise of its prosecution, maintenance and enforcement rights in a manner that may favor the interests of such other licensee as compared with us, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

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

Other Risks and Risks Related to Doing Business in China

If we fail to comply with environmental, health and safety laws and regulations of China, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

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

Although we maintain workers’ compensation insurance to cover costs and expenses incurred due to on-the-job injuries to our employees and third party liability insurance for injuries caused by unexpected seepage, pollution or contamination, such insurance may not provide adequate coverage against potential liabilities. Furthermore, China government may take steps towards the adoption of more stringent environmental regulations. Due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated. If there is any unanticipated change in the environmental regulations, we may need to incur substantial capital expenditures to install, replace, upgrade or supplement our manufacturing facility and equipment or make operational changes to limit any adverse impact or potential adverse impact on the environment in order to comply with new environmental protection laws and regulations. If such costs become prohibitively expensive, we may be forced to cease certain aspects of our business operations.

China’s economic, political and social conditions, as well as governmental policies, could affect the business environment and financial markets in China, our ability to operate our business, our liquidity and our access to capital.

Substantially all of our operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects may be influenced to a significant degree by economic, political, legal and social conditions in China as well as China’s economic, political, legal and social conditions in relation to the rest of the world. China’s economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While China’s economy has experienced significant growth over the past 40 years, growth has been uneven across different regions and among various economic sectors of China. China’s government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures may benefit the overall economy in China, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are currently applicable to us. In addition, in the past, China’s government implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operation. More generally, if the business environment in China deteriorates from the perspective of domestic or international investment, our business in China may also be adversely affected.

Uncertainties with respect to Chinese legal system and changes in laws, regulations and policies in China could materially and adversely affect us.

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

In January 2015, the Ministry of Commerce of China, or the MOFCOM, published a discussion draft of the proposed Foreign Investment Law. The Foreign Investment Law passed the legislative review in March 2019, and came into effect on January 1, 2020. Foreign-invested entities will enjoy national treatment in industry sectors that are not prohibited or restricted from foreign investment. The Foreign Investment Law imposes information reporting requirements on foreign investors and the applicable foreign invested entities. Non-compliance with the reporting requirements will result in corrective orders and fines between RMB 100,000 to 500,000. The Foreign Investment Law reinforces the duties of government authorities to protect intellectual property rights and trade secrets of foreign-investment entities. Government authorities cannot compel technology transfer by administrative means, reveal or provide trade secrets of foreign-invested entities to third parties. Last but not least, the Foreign Investment Law calls for the establishment of a foreign investment security review mechanism, details of which will be further developed by the Chinese government.

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

We are subject to the FCPA. The FCPA generally prohibits us from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. We are also subject to the anti-bribery laws of other jurisdictions, particularly China. As our business continues to expand, the applicability of the FCPA and other anti-bribery laws to our operations will continue to increase. Our procedures and controls to monitor anti-bribery compliance may fail to protect us from reckless or criminal acts committed by our employees or agents. If we, due to either our own deliberate or inadvertent acts or those of others, fail to comply with applicable anti-bribery laws, our reputation could be harmed and we could incur criminal or civil penalties, other sanctions and/or significant expenses, which could have a material adverse effect on our business, including our financial condition, results of operations, cash flows and prospects.

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

PRC regulations and rules concerning mergers and acquisitions including the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules with respect to mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, according to the Anti-Monopoly Law of PRC promulgated on August 30, 2007 and the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules issued by the State Council in August 2008 and amended in September 2018, the concentration of business undertakings by way of mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly enforcement agency of the State Council when the threshold is crossed and such concentration shall not be implemented without the clearance of prior notification. In addition, the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprise by Foreign Investors, or the Security Review Rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire the de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review by structuring the transaction through, among other things, trusts, entrustment or contractual control arrangements. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

China Enterprise Income Tax Law, or the EIT Law, which was promulgated in March 2007, became effective in January 2008 and was amended in February 2017 and December 2018, and the Regulation on the Implementation of the EIT Law, effective as of January 1, 2008 and amended in April 2019, define the term “de facto management bodies” as “bodies that substantially carry out comprehensive management and control on the business operation, employees, accounts and assets of enterprises.” Under the EIT Law, an enterprise incorporated outside of PRC whose “de facto management bodies” are located in PRC is considered a “resident enterprise” and will be subject to a uniform 25% enterprise income tax, or EIT, rate on its global income. On April 22, 2009, PRC’s State Administration of Taxation, or the SAT, in the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, further specified certain criteria for the determination of what constitutes “de facto management bodies.” If all of these criteria are met, the relevant foreign enterprise may be regarded to have its “de facto management bodies” located in China and therefore be considered a PRC resident enterprise. These criteria include: (i) the enterprise’s day-to-day operational management is primarily exercised in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in China; and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in China. Although SAT Circular 82 only applies to foreign enterprises that are majority-owned and controlled by PRC enterprises, not those owned and controlled by foreign enterprises or individuals, the determining criteria set forth in SAT Circular 82 may be adopted by the PRC tax authorities as the test for determining whether the enterprises are PRC tax residents, regardless of whether they are majority-owned and controlled by PRC enterprises.

We believe that neither Zai Lab Limited nor any of our subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Zai Lab Limited or any of its subsidiaries outside of China is a PRC resident enterprise for EIT purposes that entity would be subject to a 25% EIT on its global income. If such entity derives income other than dividends from its wholly-owned subsidiaries in China, a 25% EIT on its global income may increase our tax burden. Dividends paid to a PRC resident enterprise from its wholly-owned subsidiaries in China may be regarded as tax-exempt income if such dividends are deemed to be “dividends between qualified PRC resident enterprises” under the EIT Law and its implementation rules. However, we cannot assure you that such dividends will not be subject to PRC withholding tax, as the PRC tax authorities, which enforce the withholding tax, have not yet issued relevant guidance.

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

In response to the persistent capital outflow in China and renminbi’s depreciation against U.S. dollar in the fourth quarter of 2016, the People’s Bank of China, or PBOC, and the SAFE have promulgated a series of capital control measure in early 2017, including stricter vetting procedures for domestic companies to remit foreign currency for overseas investments, dividends payments and shareholder loan repayments.

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

The U.S. Congress has passed legislation that will expand the jurisdiction and powers of the CFIUS, the U.S. interagency committee that conducts national security reviews of foreign investment. President Trump signed the Foreign Investment Risk Review Modernization Act (FIRRMA) in August 2018. Pursuant to FIRRMA, investments in companies that deal in “critical technology” are subject to filing requirements and, in some instances, review and approval by CFIUS. The term “critical technology” includes, among others, technology subject to U.S. export controls and certain “emerging and foundational technology,” a term that is still being defined but that is expected to include a range of U.S. biotechnology. If an investment by a foreign entity in a U.S. business dealing in “critical technology” meets certain thresholds, a filing with CFIUS is mandatory.

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

Our success depends, in part, on our ability to protect our products and drug candidates from competition by obtaining, maintaining and enforcing our intellectual property rights, including patent rights. We seek to protect the products and drug candidates and technology that we consider commercially important by filing PRC and international patent applications, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. We also seek to protect our proprietary position by in-licensing intellectual property relating to our technology and drug candidates. We do not own or exclusively license any issued patents with respect to certain of our products and drug candidates in all territories in which we plan to commercialize our products and drug candidates. For example, we do not own or exclusively license any issued patents covering ZEJULA in Hong Kong or Macau. We do not own or exclusively license any issued patents covering margetuximab, MGD-013 and a pre-clinical multi-specific TRIDENT molecule in Macau or Taiwan, but we do non-exclusively in-license issued patents in China and Hong Kong and pending patent applications in China, Hong Kong or Taiwan covering them. We do not own or exclusively license any issued patents or pending patent applications covering Optune in Hong Kong, Macau, or Taiwan, but we do exclusively license issued patents and pending patent applications covering Optune in China. We do not own or exclusively license any issued patents covering INCMGA0012 (PD-1), but we do in-license two pending patent applications relating to INCMGA0012 (PD-1) in China, 2 in Taiwan and 1 in Hong Kong. We in-license 1 issued patent in China and 1 in Taiwan, but we also in-license 1 pending patent application relating to EXT2514 in China, 1 in Hong Kong, 1 in Taiwan. We cannot predict whether such patent applications or any of our other owned or in-licensed pending patent applications will result in the issuance of any patents that effectively protect our products and drug candidates. If we or our licensors are unable to obtain or maintain patent protection with respect to our products or drug candidates and technology we develop, our business, financial condition, results of operations, and prospects could be materially harmed.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, our license and intellectual property-related agreements may not provide us with exclusive rights to use our in-licensed intellectual property rights relating to the applicable products and drug candidates in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future. For example, under our agreements with GSK for ZEJULA, our licenses are limited to China, Hong Kong, and Macau. In the case of our agreements with Novocure for Optune, Paratek for omadacycline (ZL-2401), Five Prime for bemarituzumab (FPA144), and MacroGenics for margetuximab, MGD-013 and a pre-clinical multi-specific TRIDENT molecule, our licenses are limited to China, Hong Kong, Macau, and Taiwan. Also, in the case of our agreement with Entasis for durlobactam, our license is limited to China, Hong Kong, Macau, Taiwan, Korea, Vietnam, Thailand, Cambodia, Laos, Malaysia, Indonesia, the Philippines, Singapore, Australia, New Zealand and Japan. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in all such fields and territories. In the case of our agreement with Deciphera for ripretinib, our license is limited to China, Hong Kong, Macau and Taiwan. In the case of our agreement with Incyte for INCMGA0012 (PD-1), our licenses are limited to China, Hong Kong, Macau and Taiwan.

Patents may be invalidated and patent applications, including our in-licensed patent application relating to FP144, Optune, margetuximab, MGD-013, EXT2514, a pre-clinical multi-specific TRIDENT molecule or INCMGA0012 (PD-1) as well as Regeneron’s patents relating to REGN1979, may not be granted for a number of reasons, including known or unknown prior art, deficiencies in the patent application or the lack of novelty of the underlying invention or technology. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and any other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases, not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in our owned or in-licensed patents or pending patent applications or that we or our licensors were the first to file for patent protection of such inventions. Furthermore, the PRC and, recently, the United States have adopted the “first-to-file” system under which whoever first files a patent application will be awarded the patent if all other patentability requirements are met. Under the first-to-file system, third parties may be granted a patent relating to a technology, which we invented.

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

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the PRC, United States and abroad. We and our licensors and collaboration partners may be subject to a third-party preissuance submission of prior art to the United States Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, revocation, re-examination, post-grant and inter partes review, or interference proceedings or similar proceedings in foreign jurisdictions challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our owned or in-licensed patent rights, allow third parties to commercialize our technology, products or drug candidates and compete directly with us without payment to us, or result in our inability to manufacture or commercialize products or drug candidates without infringing, misappropriating or otherwise violating third-party patent rights. Moreover, we, or one of our licensors or collaboration partners, may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge the priority of our or our licensor’s or collaboration partner’s invention or other features of patentability of our owned or in-licensed patents and patent applications. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, limit the duration of the patent protection of our technology, or limit the price at which we can sell our products and drug candidates. Such proceedings also may result in substantial costs and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Consequently, we do not know whether any of our technology, products or drug candidates will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our owned or in-licensed patents by developing similar or alternative technologies or products in a non-infringing manner.

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

We or our licensors or collaboration partners may become involved in patent litigation against third parties to enforce owned or in-licensed patent rights, to invalidate patents held by such third parties, or to defend against such claims. A court may refuse to stop the other party from using the technology at issue on the grounds that patents owned or in-licensed by us, our licensors or our collaboration partners do not cover the third-party technology in question. Further, such third parties could counterclaim that we infringe, misappropriate or otherwise violate their intellectual property or that a patent we or our licensors or collaboration partners have asserted against them is invalid or unenforceable. In patent litigation, defendant counterclaims challenging the validity, enforceability or scope of asserted patents are commonplace and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. In addition, third parties may initiate legal proceedings before administrative bodies in the United States or abroad, even outside the context of litigation, against us or our licensors with respect to our owned or in-licensed intellectual property to assert such challenges to such intellectual property rights. Such mechanisms include re-examination, inter partes review, post-grant review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation, cancellation or amendment to our patents in such a way that they no longer cover and protect our products and drug candidates.

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

•	If we are found to infringe a third party’s patent rights, and we are unsuccessful in demonstrating that such patents are invalid or unenforceable, we could be required to:
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

•	defend litigation or administrative proceedings;
•	reformulate product(s) so that it does not infringe the intellectual property rights of others, which may not be possible or could be very expensive and time consuming;
•	cease developing, manufacturing and commercializing the infringing technology, products or drug candidates; and
•	pay such third party significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right.

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

In China, there is currently no effective law or regulation providing for patent term extension, patent linkage, or data exclusivity. Therefore, a lower-cost generic or biosimilar drug can emerge onto the market more quickly. Chinese regulators have set forth a framework for integrating patent linkage and data exclusivity into the Chinese regulatory regime and for establishing a pilot program for patent term extension. To be implemented, this framework will require promulgation of laws, regulations and detailed implementation measures. To date, no laws, regulations or implementation measures have been promulgated and become effective. Consequently, the absence of currently effective laws and regulations on patent linkage, patent term extension and data exclusivity or the cancellation of the currently effective five-year administrative exclusivity for domestically manufactured new drugs could result in much weaker protection for us against generic competition in China. For instance, the patents we have in China are not yet eligible to be extended for patent term lost during clinical trials and the regulatory review process. If we are unable to obtain patent term extension or term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the ADSs may not be able to remain listed on the Nasdaq Global Market.

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

We expect to lose our foreign private issuer status and be subject to U.S. domestic issuer disclosure requirements beginning in fiscal year 2021, which could result in significant additional costs and expenses.

As discussed above, we are currently a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2020. Currently, more than 50% of our ordinary shares are directly or indirectly held by residents of the U.S. and, therefore, we expect that we will lose our foreign private issuer status as of June 30, 2020. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2021, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Stock Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

The audit report included in this Annual Report on Form 20-F was prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board, or the PCAOB, and as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including the independent registered public accounting firm of our company, must be registered with the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because substantially all of our operations are within China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

In May 2013, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the Ministry of Finance, to establish a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the United States or the CSRC or the Ministry of Finance in the PRC. The PCAOB has announced that, since May 2013, cooperation has not been sufficient to enable the PCAOB to obtain timely access to relevant documents and testimony necessary to carry out its mission. The PCAOB continues to address these issues with Chinese regulators, and whether the PCOAB will obtain equivalent access remains an open issue.

This lack of PCAOB inspections in China prevents the PCAOB from evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Additionally, the SEC, the U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. persons and companies, including those based in China. Investors should understand the attendant risks. Further, as a result, investors may lose confidence in our reported financial information and procedures and the quality of our financial statements as a result thereof.

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

The market price for our ADSs has been volatile. From September 19, 2017 to April 24, 2020, the closing price of our ADSs ranged from a high of $65.80 to a low of $14.95 per ADS.

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

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, since August 2008, multiple exchanges in the United States and other countries and regions, including China, experienced sharp declines in response to the growing credit market crisis and the recession in the United States. As recently as March 2020, the exchanges in both the United States and China experienced a sharp decline. Prolonged global capital markets volatility may affect overall investor sentiment towards our ADSs, which would also negatively affect the trading prices for our ADSs.

Fluctuations in the value of the renminbi may have a material adverse effect on our results of operations and the value of your investment.

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, China government changed its decade-old policy of pegging the value of the renminbi to the U.S. dollar, and the renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted, and the exchange rate between the renminbi and U.S. dollar remained within a narrow band. In June 2010, the PBOC announced that China government would increase the flexibility of the exchange rate, and thereafter allowed the renminbi to appreciate slowly against the U.S. dollar within the narrow band fixed by the PBOC. However, more recently, on August 11, 12 and 13, 2015, the PBOC significantly devalued the renminbi by fixing its price against the U.S. dollar 1.9%, 1.6%, and 1.1% lower than the previous day’s value, respectively. On October 1, 2016, the renminbi joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, or SDR, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the renminbi depreciated significantly while the U.S. dollar surged and China experienced persistent capital outflows. With the development of the foreign exchange market and progress towards interest rate liberalization and renminbi internationalization, the Chinese government may in the future announce further changes to the exchange rate system. There is no guarantee that the renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the renminbi and the U.S. dollar in the future.

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

As discussed in “Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations,” we believe that our Hong Kong subsidiary, Zai Lab (Hong Kong) Limited, was a PFIC for its taxable year ended July 12, 2017 and that the Company and its other subsidiaries were not PFICs for the taxable years ended December 31, 2018 and 2019, and we do not expect that the Company and its subsidiaries will be treated as PFICs for the current taxable year, although no assurance can be provided in that regard. Notwithstanding the foregoing, the determination of whether we are a PFIC for any taxable year is a factual determination that can be made only after the end of each taxable year and which depends on the composition of our income and the composition and value of our assets for the relevant taxable year. Because we hold a substantial amount of passive assets, including cash, and because the value of our assets for purposes of the PFIC rules (including goodwill) may be determined by reference to the market value of our ADSs, which may be especially volatile due to the early stage of our products and drug candidates, and by how, and how quickly, we spend any cash that is raised in any financing transaction, we cannot give any assurance that we will not be a PFIC for the current or any future taxable year.

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

We are a company incorporated under the laws of the Cayman Islands, and substantially all of our assets are located outside the United States. Substantially all of our current operations are conducted in the PRC. In addition, some of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon these persons. It may also be difficult for investors to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, some of whom currently reside in the United States and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under China Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of China Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to China Civil Procedures Law, China courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

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

The chart below shows our principal subsidiaries as of March 31, 2020.

Since our founding, we have raised approximately $164.6 million in private equity financing. In September 2017, we completed our initial public offering in the United States, listing on the Nasdaq Global Market, raising approximately $157.7 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. In September 2018, we completed a registered offering of ADSs, raising approximately $140.3 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. In May 2019, we completed a registered offering of ADSs, raising approximately $215.4 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. In January 2020, we completed a registered offering of ADSs, raising approximately $280.6 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. In addition, we have received government grants totaling approximately $8.7 million since our inception.

As of December 31, 2019, we had ten active in-licensed clinical drug candidates for development in China, Hong Kong, Macau and, in certain instances, Taiwan, Australia, New Zealand and other countries throughout the Asia Pacific region, through partnerships with GSK, BMS, Paratek, Five Prime, Entasis, Novocure, MacroGenics, Deciphera and Incyte. In April 2020, our portfolio was expanded to eleven clinical-stage drug assets with the addition of REGN1979, through our partnership with Regeneron. To date, we have made upfront, milestone and clinical cost reimbursement payments totaling approximately $167.9 million since our inception in connection with these licensing arrangements. In early 2017, we built a small molecule drug product facility in Suzhou, China capable of supporting clinical and commercial production. In 2018, we built a large molecule facility in Suzhou, China using GE Healthcare FlexFactory platform technology capable of supporting clinical production of our drug candidates. The cost to complete the small molecule facility was approximately $6.7 million and was paid with cash on hand. The construction of the large molecule facility was completed in 2018, which cost approximately $12.9 million to complete.

Business

Overview of Our Business

We are an innovative, research-based, commercial-stage biopharmaceutical company focusing on discovering or licensing, developing and commercializing proprietary therapeutics that address areas of large unmet medical need in the China and global markets, including in the fields of oncology, infectious and autoimmune diseases. As part of that effort, we have assembled a leadership team with global experience and an extensive track record in navigating the regulatory process to develop and commercialize innovative drugs. Our mission is to leverage our expertise and insight to address the expanding needs of patients in China and to utilize our China-based competencies to improve the lives of patients worldwide.

Furthermore, Zai Lab was built on the vision that, despite having a significant addressable market and sizable growth potential, China has historically lacked access to many innovative therapies available in other parts of the world and its drug development infrastructure has been underutilized. There remains the need to bring new and transformative therapies to China. In recent years, the Chinese government has focused on promoting local innovation through streamlining regulatory processes, improving drug quality standards and fostering a favorable environment, which we believe creates an attractive opportunity for the growth of innovation-focused companies such as Zai Lab.

As of April 2020, our portfolio consists of eleven assets, including two approved, commercial drug products and seven late-stage clinical assets targeting large, fast growing segments of China’s pharmaceutical market. ZEJULA, our lead drug candidate is an oral, once-daily small molecule PARP 1/2 inhibitor being developed and commercialized outside of China, Hong Kong and Macau by our partner, GSK. ZEJULA has the potential to be a differentiated drug for treatment across multiple solid tumor types in China, including ovarian and certain other types of cancer. In March 2017, ZEJULA received FDA marketing approval and in November 2017, it received EMA marketing approval as a maintenance treatment for recurrent platinum-sensitive epithelial ovarian cancer. In April 2017, Tesaro, Inc., or Tesaro, which was later acquired by GSK, commercially launched the product in the United States under the commercial name ZEJULA. In October 2018, the Hong Kong Department of Health approved our application for ZEJULA in Hong Kong for adult patients with platinum-sensitive relapsed high grade serous epithelial ovarian cancer who are in a complete response or partial response to platinum-based chemotherapy and we began commercializing ZEJULA in Hong Kong in the fourth quarter of 2018. In June 2019, we received marketing authorization to commercialize ZEJULA in Macau for women with relapsed ovarian cancer. In December 2019, ZEJULA was approved by the NMPA in China as a Category 1 maintenance therapy for adult patients with recurrent epithelial ovarian, fallopian tube, or primary peritoneal cancer, who are in a complete or partial response to platinum-based chemotherapy. ZEJULA was also designated as a “National Sciences and Technology Major Project” by the Chinese government as part of a key initiative to strengthen local innovation. In addition, the NMPA accepted and granted priority review to our supplemental New Drug Application, or sNDA, for ZEJULA as a maintenance treatment of adult patients with advanced epithelial ovarian, fallopian tube, or primary peritoneal cancer who are in a complete or partial response to first-line platinum-based chemotherapy in March 2020 and April 2020, respectively. We are also exploring the combination potential of ZEJULA with immuno-oncology therapy, targeted therapy and chemotherapy in the clinically relevant indications.

Across our broader portfolio, we currently have over 25 ongoing or planned clinical trials. We believe that our leadership team’s extensive global drug development expertise, combined with our demonstrated understanding of the pharmaceutical industry, clinical resources and regulatory system in China, has provided us, and will continue to provide us, with opportunities to bring innovative products to market in China efficiently.

Our current eleven clinical-stage drug candidates were in-licensed for development in China, Hong Kong, Macau and, in certain instances, Taiwan, Australia, New Zealand and other countries throughout the Asia Pacific region.

We have built a premier, fully integrated drug discovery and development platform that aims to bring both in-licensed and internally-discovered medicines to patients in China and globally. Our in-house research and development team had previously been directly involved in the discovery and development of several innovative drug candidates at Hutchison Medi-Pharma, including fruquintinib and savolitinib. Our in-house research and development team focuses on the development of innovative therapeutics for the treatment of oncology and auto-immune diseases. We believe our discovery efforts will enable us to achieve our long-term goal of generating a sustainable, internally discovered product pipeline of new products and drug candidates for patients around the world. This effort has resulted in the identification of a number of proprietary candidates against targets in our focus areas that include immuno-oncology, DNA damage response/repair and oncogenic signaling that we are moving into pre-clinical development. Our company has a leadership team with extensive pharmaceutical research, development and commercialization track records in both global and Chinese biopharmaceutical companies. We believe this team and our in-house discovery and development capabilities will enable us to achieve our long-term goal of commercializing our internally discovered innovative medicine for patients worldwide.

We have built our own commercial team consisting of more than 298 employees as of December 31, 2019 to launch our portfolio of drug products. Part of our strategy to become a fully integrated biopharmaceutical company is the ability to produce both large and small molecule therapeutics under global standards, such as current good manufacturing practices, or cGMP. To this end, in the first half of 2017, we built a small molecule drug product facility capable of supporting clinical and commercial production, and in 2018, we built a large molecule facility capable of supporting clinical production of our drug candidates.

Our Innovative Pipeline

We have a broad pipeline of proprietary products and drug candidates that range from discovery stage to late-stage clinical to commercial-stage programs. The following table summarizes our commercial products, clinical-stage drug candidates and programs.

Our Products and Late-Stage Clinical Pipeline

As of December 31, 2019, our pipeline included two commercial products in China, Hong Kong and Macau and eight clinical-stage assets in oncology and infectious diseases, two therapeutic areas where there is a large unmet need and lack of innovative treatment options in China. In April 2020, our portfolio was further expanded with the addition of REGN1979. Within our broad and validated portfolio, the approved products and late-stage clinical drug candidates are:

Our Products

•

Niraparib (ZEJULA) is a highly potent and selective oral, small molecule PARP 1/2 inhibitor with the potential to be a differentiated drug for treatment across multiple solid tumor types in China, including ovarian and certain types of lung cancers. We have licensed ZEJULA, or niraparib, from Tesaro (now GSK), which in March 2017 received FDA marketing approval and in November 2017, received EMA marketing approval for ZEJULA for maintenance treatment for women with recurrent platinum-sensitive epithelial ovarian cancer. We believe ZEJULA is uniquely suited for the China marketplace, where there is a large ovarian cancer population. Niraparib was commercially launched by Tesaro (now GSK) in the United States in April 2017. We commercialized ZEJULA in Hong Kong in the fourth quarter of 2018. In June 2019, we received marketing authorization to commercialize ZEJULA in Macau for women with relapsed ovarian cancer. In China, ZEJULA has been approved as a Category 1 drug by the NMPA in December 2019 as maintenance therapy for adult patients with recurrent epithelial ovarian, fallopian tube, or primary peritoneal cancer, who are in a complete or partial response to platinum-based chemotherapy. In addition, the NMPA accepted and granted priority review to our sNDA for ZEJULA as a maintenance treatment of adult patients with advanced epithelial ovarian, fallopian tube, or primary peritoneal cancer who are in a complete or partial response to first-line platinum-based chemotherapy in March 2020 and April 2020, respectively. We are also exploring the combination potential of ZEJULA with immuno-oncology therapy, targeted therapy and chemotherapy in the clinically relevant indications.

•

Optune (Tumor Treating Fields) is a new treatment modality known as Tumor Treating Fields which has demonstrated overall survival benefit in patients with newly diagnosed GBM in a large randomized controlled clinical trial. Tumor Treating Fields is an innovative cancer therapy that uses electric fields tuned to specific frequencies to disrupt cell division, inhibiting tumor growth and causing affected cancer cells to die. Optune is currently marketed in the United States, the European Union and Japan for the first line and reoccurring treatment of GBM. Tumor Treating Fields delivery system was approved by the FDA in May 2019 under the brand name “Optune Lua™” to treat mesothelioma and has demonstrated clinical proof of concept in multiple other tumor types such as lung cancer and pancreatic cancer. Novocure currently has global Phase III studies in brain metastases, non-small cell lung cancer, or NSCLC, pancreatic cancer and ovarian cancer, which are large commercial opportunities in China. In September 2018, we announced a global strategic development collaboration with Novocure. We obtained an exclusive license to develop and commercialize Tumor Treating Fields in China, Hong Kong and Macau and will also support enrollment of Chinese patients to accelerate clinical trial enrollment for additional indications. In December 2018, within three months of signing the partnership deal with Novocure, we launched Optune in Hong Kong and treated its first patient with newly diagnosed GBM. In September 2019, the NMPA accepted the Marketing Authorization Application (MAA) of Optune, a Tumor Treating Fields delivery system for the treatment of GBM.

Late-Stage Clinical Pipeline

•

Ripretinib is an investigational KIT and PDGFRα kinase switch control inhibitor in clinical development for the treatment of KIT and/or PDGFRα-driven cancers, including GIST, systemic mastocytosis, or SM, and other cancers. Ripretinib was specifically designed to improve the treatment of GIST patients by inhibiting a broad spectrum of mutations in KIT and PDGFRα. Ripretinib is a KIT and PDGFRα inhibitor that blocks initiating and secondary KIT mutations in exons 9, 11, 13, 14, 17, and 18, involved in GIST as well as the primary D816V exon 17 mutation involved in SM. Ripretinib also inhibits primary PDGFRα mutations in exons 12, 14 and 18, including the exon 18 D842V mutation, involved in a subset of GIST. On June 11, 2019, Deciphera and we announced an exclusive license agreement to advance the development and commercialization of ripretinib in China, Hong Kong, Macau and Taiwan.

•

REGN1979, developed by Regeneron, is a fully human bispecific antibody that binds to CD3, a T cell antigen associated with the T cell receptor (TCR) complex, and CD20. REGN1979 was granted orphan drug designation by the FDA for the treatment of diffuse large B-cell lymphoma (DLBCL) and follicular lymphoma (FL). REGN1979 has demonstrated clinical activity in heavily pre-treated patients with Relapsed/Refractory (R/R) B-non-Hodgkin lymphomas (B-NHL) in a Phase I trial and is currently being investigated in a potentially registrational Phase II program. We are exploring regulatory approval pathways for REGN1979 in R/R B-NHL in China by joining the global registrational Phase II program. On April 6, 2020, we entered into a collaboration agreement with Regeneron to develop and exclusively commercialize REGN1979 in oncology in China, Hong Kong, Taiwan and Macau.

•

Margetuximab is an immune-optimized anti-HER2 monoclonal antibody developed by MacroGenics. In February 2019, MacroGenics announced positive top-line results from its SOPHIA Phase III clinical trial. Margetuximab demonstrated improved progression-free survival compared to HERCEPTIN (trastuzumab) when used in combination with chemotherapy in patients with HER2+ metastatic breast cancer. We plan to discuss with the NMPA a potential accelerated approval pathway for HER2+ breast cancer in China. In addition, jointly with MacroGenics, we plan to conduct the China portion of the global pivotal study in HER2+ gastric cancer, which is expected to start in the first half of 2020.We have exclusive rights to margetuximab in China, Hong Kong, Macau and Taiwan from MacroGenics.

•

INCMGA0012 (PD-1) is an investigational monoclonal antibody that inhibits PD-1. INCMGA0012 (PD-1) is currently being evaluated as monotherapy in registration-directed trials for patients with MSI-high endometrial cancer, Merkel cell carcinoma and anal cancer. In 2017, Incyte entered into an exclusive global collaboration and license agreement with MacroGenics for global rights to INCMGA0012 (PD-1). Incyte is currently developing INCMGA0012 (PD-1) in phase II/III clinical trials for the gastric cancer and oesophageal cancer; phase II clinical trials for anal cancer; endometrial cancer; merkel cell carcinoma; solid tumours; phase I/II clinical trials for colorectal cancer; and phase I clinical trials for acute myeloid leukaemia, among other indications. On July 2, 2019, Incyte and we announced that the companies have entered into a collaboration and license agreement for the development and commercialization of INCMGA0012 (PD-1), an investigational anti-PD-1 monoclonal antibody, in China, Hong Kong, Macau and Taiwan. We receive the rights to develop and exclusively commercialize INCMGA0012 (PD-1) in haematology and oncology in mainland China, Hong Kong, Macau and Taiwan. Incyte retains an option to assist in the promotion of INCMGA0012 (PD-1) in our licensed territories.

•

Bemarituzumab (FPA144) is a humanized monoclonal antibody (IgG1 isotype) specific to the human fibroblast growth factor receptor 2b, or FGFR2b, in clinical development as a targeted therapy for tumors that overexpress FGFR2b, including gastric and gastroesophageal cancer. China has one of the highest incidence rates of gastric cancer in the world, with approximately 680,000 new cases annually. We have licensed bemarituzumab from Five Prime as part of a global strategic collaboration. The randomized, controlled Phase III portion of the trial evaluating bemarituzumab in combination with a chemotherapy regimen, or the FIGHT trial, started in the fourth quarter of 2018. We enrolled the first patient from China in this international Phase III trial that will serve as a global registrational study for the treatment of front-line gastric and gastroesophageal cancers. In May 2018, we received CTA approval from the NMPA to enroll Chinese patients in the bemarituzumab global registrational study. We will manage the China portion of this global Phase III study and contribute patients from China to this Phase III study. In 2019, our partner Five Prime suspended trial enrollment in order to conduct a futility analysis prior to continuing patient enrollment.  Patients enrolled into the trial are currently undergoing treatment and follow-up. Five Prime has paused enrollment in the FIGHT trial pending the occurrence of a sufficient number of events to trigger a futility analysis that is expected to occur in mid-2020. Approximately 150 patients with newly diagnosed advanced stage gastric cancer were enrolled into the FIGHT trial before Five Prime paused enrollment in the fourth quarter of 2019. Five Prime expects that it will only resume enrollment in the FIGHT trial if the trial passes the futility analysis.

•

Omadacycline (ZL-2401) is a broad-spectrum antibiotic in a new class of tetracycline derivatives, known as aminomethylcyclines. We have licensed omadacycline from Paratek, which in October 2018 received FDA marketing approval. Omadacycline is primarily being developed for acute bacterial skin and skin structure infection (ABSSSI) and community-acquired bacterial pneumonia (CABP). Omadacycline is designed to overcome the two major mechanisms of tetracycline resistance, known as pump efflux and ribosome protection. Drugs competing with omadacycline in the same class are only available in IV formulation, in contrast, omadacycline is available in both IV and oral once-daily formulations that makes treatment convenient for care givers and patients. We have completed the technology transfer and completed in 2019 the NMPA required microbiology, PK and clinical bridging programs. We engaged in discussions with the NMPA and key opinion leaders on our planned China development strategy for our NDA filing in China. In July 2018, we received CTA approval from the NMPA. In February 2020, the NMPA accepted our NDA with Category 1 new drug designation for NUZYRA for the treatment of CABP and ABSSSI.

•

Durlobactam (ZL-2402) is a novel beta-lactamase inhibitor. We have licensed durlobactam from Entasis as part of a global strategic collaboration. Durlobactam restores activity of beta-lactams against Class A, C, and D beta-lactamases. Entasis is developing durlobactam as sulbactum-durlobactum (SUL-DUR), a fixed combination of durlobactam and sulbactam, for the treatment of Acinetobacter baumannii bacterial infections, including penem-resistant A. baumannii. Acinetobacter infections occur predominantly in the hospital setting; the pathogen is often multi-drug resistant (MDR), and has become extremely difficult to treat. The efficacy of the combined durlobactam and sulbactam was demonstrated in large microbiologic studies of well-characterized MDR Acinetobacter isolates from diverse regions, including Asia. The FDA has granted SUL-DUR Qualified Infectious Disease Product (QIDP) status as well as Fast Track and Priority Review status. Entasis has completed a Phase II cUTI trial in 2018, reviewed clinical Phase III plans with FDA and initiated a pivotal Phase III study in MDR Acinetobacter pneumonia and bloodstream infections in 2019, which will serve as a global registrational study. Zai Lab will manage the China portion of this global Phase III study and plans to contribute a significant number of patients from China. We plan to initiate patient dosing in the Asia-Pacific portion of the Phase III global registration trial of durlobactam for MDR Acinetobacter pneumonia and bloodstream infections in the first half of 2020.

For our late-stage oncology drug candidates with China, Hong Kong, Macau and Taiwan rights, our near-term development plan focuses on specific patient segments. These segments have an estimated annual incidence of over 1.6 million patients in China. We expect that the commercial success of our products will be driven by their differentiated clinical profiles, efficacy in Chinese patients and ability to provide clinical benefits over existing standards of care in a market where targeted therapies are either unavailable or less utilized relative to more developed markets.

Within our anti-infective portfolio, we believe that our two novel antibiotics, omadacycline and durlobactam, will address significant unmet patient and market needs.

With omadacycline, we have the chance to introduce into China a new broad-spectrum antibiotic with excellent activity not only against common Gram-positive and Gram-negative bacteria, but also against several MDR pathogens. The profile of omadacycline includes MRSA, penicillin- and macrolide-resistant streptococci, enterococci and ESBL-E. coli isolates. In addition, the availability of an IV and oral formulation allows step-down treatment of infections in the hospital and continued oral therapy in the ambulatory care setting. This favorable antimicrobial spectrum has been confirmed now for Chinese isolates as well.

With durlobactam, in collaboration with our partner, we are focusing on the combination with sulbactam, which we believe provides unique and specific bactericidal activity against Acinetobacter baumannii spp., an extremely difficult-to-treat pathogen associated with high mortality that is more prevalent in China than most other countries. In a study conducted by Zai Lab of Acinetobacter pathogens from Chinese patients, durlobactam demonstrated excellent activity against all isolates including MDR and carbapenem-resistant strains. The prevalent overuse of antibiotics, the evolution of resistant bacteria and state of current treatment practices are expected to lead to an increase in drug-resistant infection rates. In 2013, total antibiotic usage in China accounted for about half of the global antibiotic usage, with a per-capita use of antibiotics being more than five times that in Europe and the United States.

In 2015, the estimated incidence for ABSSSI and CABP was 2.8 million patients and 16.5 million patients, respectively, in China alone. In 2016, based on a national survey of over 1,300 hospitals in China, there were approximately 210,000 Acinetobacter baumannii infections. Due to the high rates of MDR, the Chinese government has identified the goal of developing one to two innovative anti-infective drugs by 2020.

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

Our Discovery Pipeline

Our in-house discovery team is dedicated to the research and discovery of novel therapeutics in the areas of oncology and autoimmune diseases, with a focus on large market opportunities with unmet clinical needs. Our aim is to produce up to two global INDs starting in 2020. We believe our discovery efforts will enable us to achieve our long-term goal of generating a sustainable, internally discovered product pipeline of new products and drug candidates for patients around the world. This effort has resulted in the identification of a number of proprietary candidates against targets in our focus areas that include immuno-oncology, DNA damage response/repair and oncogenic signaling that we are moving into pre-clinical development. Our discovery operations in Shanghai, China was established in 2016. Our discovery operations in San Francisco, California, was established in 2018. Our U.S. discovery team focuses on generating small and large molecule therapeutics and is currently creating a proprietary, best-in-class human Ig transgenic mouse platform.

Our Clinical Pipeline

ZEJULA

ZEJULA is a highly potent and selective oral, once-daily small molecule poly (ADP-ribose) polymerase 1/2, or PARP 1/2, inhibitor with the potential to be a first-in-class Category 1 drug for treatment across multiple solid tumor types in China. ZEJULA was approved in March 2017 by the FDA and in November 2017 by EMA, as a maintenance treatment for women with recurrent platinum-sensitive ovarian cancer. Maintenance therapy is for those women who have had prior treatment but are expected to see their cancer return, with the purpose of avoiding or slowing a recurrence if the cancer is in remission after the prior treatment. A platinum-sensitive cancer is one that responded to initial platinum-based chemotherapy and remained in remission post-chemotherapy for more than six months.

ZEJULA is the first PARP inhibitor to be approved by the FDA for ovarian cancer that does not require BRCA mutation or other biomarker testing. This makes ZEJULA suitable for a wide patient population and significantly more accessible to patients in China where BRCA biomarker diagnostic tests are not widely available.

We obtained an exclusive license for the development and commercialization of ZEJULA in China, Hong Kong and Macau in 2016. We commercialized ZEJULA in Hong Kong in the fourth quarter of 2018. In October 2018, the Hong Kong Department of Health approved our application for ZEJULA in Hong Kong for adult patients with platinum-sensitive relapsed high grade serous epithelial ovarian cancer who are in a complete response or partial response to platinum-based chemotherapy and we began commercializing ZEJULA in Hong Kong in the fourth quarter of 2018. In June 2019, we received marketing authorization to commercialize ZEJULA in Macau for women with relapsed ovarian cancer. In December 2019, ZEJULA was approved by the NMPA in China as a Category 1 maintenance therapy for adult patients with recurrent epithelial ovarian, fallopian tube, or primary peritoneal cancer, who are in a complete or partial response to platinum-based chemotherapy. ZEJULA was also designated as a “National Sciences and Technology Major Project” by the Chinese government as part of a key initiative to strengthen local innovation. In addition, the NMPA accepted and granted priority review to our sNDA for ZEJULA as a maintenance treatment of adult patients with advanced epithelial ovarian, fallopian tube, or primary peritoneal cancer who are in a complete or partial response to first-line platinum-based chemotherapy in March 2020 and April 2020, respectively.

We initiated the Phase III study of ZEJULA in patients with recurrent platinum-sensitive ovarian cancer as a second-line maintenance therapy in September 2017. In May 2018, we completed enrollment ahead of schedule for our pharmacokinetics, or PK, study for Chinese patients with platinum-sensitive ovarian cancer, and in June 2018, we initiated the second Phase III study in patients with platinum-responsive ovarian cancer as a first-line maintenance therapy and dosed our first patient. These studies are similar in design to Tesaro’s clinical studies of niraparib in ovarian cancer. In August 2018, we completed our PK study for Chinese patients with platinum-sensitive ovarian cancer, which demonstrated a comparable efficacy profile to studies in non-Chinese patients. We continue to explore ZEJULA in patients with breast cancer and non-small cell lung cancer in China. In February 2020, Zai Lab dosed the first patient in the Phase Ib study of niraparib with MGD-013, a first-in-class PD1/LAG-3 bispecific antibody, in advanced or metastatic gastric cancer. We are also exploring the combination potential of ZEJULA with immuno-oncology therapy, targeted therapy and chemotherapy in the clinically relevant indications.

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

Lung Cancer

Lung cancer has the highest total incidence as well as the highest mortality rate of any cancer in China. Annual incidence was estimated at 733,300 patients in China in 2015, which is more than triple the 221,200 patients in the United States for the same period. We intend to explore ZEJULA’s efficacy in patients with lung cancer based on the large unmet need for effective treatment for such patients in China. According to the American Cancer Society, approximately 80% to 85% of lung cancers are non-small cell lung cancer and squamous cell carcinoma is about 25% to 30% of lung cancers.

Our Clinical Trial Designs and Strategy for ZEJULA in the China Market

Ovarian Cancer

In September 2018, we completed our open-label study evaluating the pharmacokinetic, or PK, profile of ZEJULA made in China in Chinese ovarian cancer patients. Results from the study show comparable PK profile of the Chinese patients administered ZEJULA to that of patients evaluated in Tesaro’s global PK study. The study demonstrated that the drug exposure increased proportionally from 100mg to 300mg, with a Tmax of approximately three hours. Systemic exposure of ZEJULA, as measured by Cmax and AUC, increased approximately proportionally with increased dose. There were no unexpected safety issues noted during the trial. All key PK and safety parameters were comparable to those in global studies. The study results and population PK data did not identify ethnicity differences between Chinese and non-Chinese patients.

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

In November 2019, we completed patient enrollment of our Phase III trial evaluating ZEJULA as a first-line maintenance therapy in patients who are in a complete or partial response to first-line platinum-based chemotherapy. Advanced ovarian cancer patients were randomized 2:1 to receive niraparib or placebo as maintenance therapy. Randomization was stratified by use of neoadjuvant chemotherapy (yes or no), best response to platinum therapy (CR or PR), and homologous recombination deficiency (HRD) status (positive or negative/not determined). The primary end point was progression-free survival (PFS) in patients who had tumors with HRD+ve and in those in the overall population, as determined on hierarchical testing.

In China, ZEJULA has been approved as a Category 1 drug by the NMPA in December 2019 as maintenance therapy for adult patients with recurrent epithelial ovarian, fallopian tube, or primary peritoneal cancer, who are in a complete or partial response to platinum-based chemotherapy. The NMPA accepted and granted priority review to our sNDA for ZEJULA as a maintenance treatment of adult patients with advanced epithelial ovarian, fallopian tube, or primary peritoneal cancer who are in a complete or partial response to first-line platinum-based chemotherapy in March 2020 and April 2020, respectively.

Lung Cancer

We initiated a Phase III study in patients with platinum responsive small cell lung cancer as maintenance therapy in August 2018. Given the rapidly changing landscape in the management of small cell lung cancer, particularly with the introduction of PD1/PD-L1 antibodies in the first-line treatment of small cell lung cancer, we terminated this study to prioritize our resources to other opportunities including exploring potential combination regimen for ZEJULA and immuno-oncology agents in the maintenance setting for non-small cell lung cancer.

We continue to explore the combination potential of ZEJULA with immuno-oncology therapy, targeted therapy and chemotherapy in the other clinically relevant indications.

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

Clinical studies have shown that PARP inhibitors are effective as a monotherapy in patients with certain types of cancer, including those with gene mutations as discussed below. PARP inhibitors have also been explored in numerous clinical trials to enhance chemotherapy treatments, including in combination with temozolomide (TMZ), cisplatin, carboplatin, gemcitabine and topotecan.

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

PRIMA, a Phase III maintenance study of ZEJULA versus placebo in patients with advanced ovarian cancer following response on front-line platinum-based chemotherapy.

PRIMA is a randomized, double-blind, phase III trial evaluating niraparib versus placebo as maintenance therapy in patients with advanced ovarian cancer following response on front-line platinum-based chemotherapy. The study was designed to enrol subjects with Stage III or IV ovarian cancer (including fallopian and peritoneal cancers) who had previously completed front-line platinum-based therapy with a physician-assessed response of CR or PR. Randomization was stratified by use of neoadjuvant chemotherapy (yes or no), best response to platinum therapy (CR or PR), and homologous recombination deficiency (HRD) status (positive or negative/not determined). The primary end point was progression-free survival (PFS) in patients who had tumors with HRD+ve and in those in the overall population, as determined on hierarchical testing.

From July 2016 through June 2018 and across 220 sites worldwide, a total of 733 patients were randomized at 2:1 to receive niraparib or placebo as maintenance therapy, of whom 373 (50.9%) had tumors with HRD. Among the patients in this category, the median PFS was significantly longer in the niraparib group than in the placebo group (21.9 months vs. 10.4 months; hazard ratio for disease progression or death, 0.43; 95% confidence interval [CI], 0.31 to 0.59; P<0.001). In the overall population, the corresponding progression-free survival was 13.8 months and 8.2 months (hazard ratio, 0.62; 95% CI, 0.50 to 0.76; P<0.001) (Table 1, Figure 5 and 6). At the 24-month interim analysis, the rate of overall survival was 84% in the niraparib group and 77% in the placebo group (hazard ratio, 0.70; 95% CI, 0.44 to 1.11).

The safety profile observed in the PRIMA study was consistent with the known safety profile of niraparib seen in previous clinical studies and other PARP inhibitors, including gastrointestinal and hematological events. In the safety population, for the niraparib versus placebo treatment arms, the incidences of CTCAE Grade ≥3 TEAEs (70.5% versus 18.9%), SAEs (32.2% versus 13.1%), TEAEs leading to treatment interruption (79.5% versus 18.0%), TEAEs leading to dose reduction (70.9% versus 8.2%), and of TEAEs leading to treatment discontinuation (12.0% versus 2.5%) were higher for those receiving niraparib vs placebo. There were no on-treatment deaths reported during the study. The incidence of the most commonly reported events (overall and Grade ≥3) was higher for subjects who received a fixed starting dose of niraparib (300mg) compared with those who received an individualized starting dose based on baseline body weight and platelet count (300mg or 200mg).

Table 1: Primary efficacy endpoint of PFS based on blinded independent central review (BICR) (ITT Population)

Parameters	HRDpos		Overall
	Niraparib （N = 247）	placebo （N = 126）	Niraparib （N = 487）	Placebo （N = 246）
PFS（months）
median（95% CI）	21.9 (19.3, NE)	10.4 (8.1,12.1)	13.8 (11.5,14.9)	8.2 (7.3,8.5)
Survival distribution function （95% CI）
6-month	0.86 (0.81,0.90)	0.68 (0.59,0.76)	0.73 (0.69,0.77)	0.60 (0.53,0.66)
12-month	0.72 (0.65,0.77)	0.42 (0.33,0.51)	0.53 (0.48,0.58)	0.35 (0.29,0.42)
18-month	0.59 (0.50,0.66)	0.35 (0.25,0.45)	0.42 (0.36,0.47)	0.28 (0.21,0.35)
24-month	0.47 (0.36,0.58)	0.26 (0.14,0.39)	0.32 (0.25,0.39)	0.23 (0.14,0.32)
30-month	0.47 (0.36,0.58)	0.26 (0.14,0.39)	0.32 (0.25,0.39)	0.23 (0.14,0.32)
P value	＜0.0001		＜0.0001
HR（95% CI）	0.43 (0.310,0.588)		0.62 (0.502,0.755)

Source: GSK.

Figure 5: Kaplan-Meier plot of PFS by BICR assessment in subjects with HRD tumors (ITT Population)

Source: GSK.

Figure 6: Kaplan-Meier plot of PFS by BICR assessment in overall population (ITT Population)

Source: GSK.

Based on PRIMA results, sNDA application for niraparib for first-line maintenance treatment for women with platinum-responsive advanced ovarian cancer has been submitted to FDA.

ZEJULA Pre-clinical Development

As discussed below, Merck, Sharp & Dohme Corp. (a subsidiary of Merck & Co. Inc.), or Merck Corp., and our partner Tesaro (now GSK) have completed various pre-clinical trials to evaluate the pharmacodynamics, pharmacokinetics and toxicology profile of ZEJULA.

Pharmacodynamics. In pre-clinical trials studying ZEJULA’s pharmacodynamics, ZEJULA was found to be a potent and selective PARP-1 and PARP-2 inhibitor that displayed at least a 100-fold selectivity over other PARP-family members PARP-3, v-PARP, and Tankyrase-1. A commonly used quantitative measure of potency is IC 90, which represents the concentration of a drug that is required to suppress 90% of the target enzyme. The IC 90 of ZEJULA for PARylation in BRCA-deficient tumor cells correlates with functional suppression of single strand breakage repair and anti-tumor effects on BRCA mutation positive tumor cells.

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

Toxicology. A comprehensive pre-clinical toxicology program was conducted to support the administration of ZEJULA in patients with cancer. This program included oral repeat-dose toxicity studies (up to three-months duration) in dogs and rats, genotoxicity and phototoxicity studies. The results obtained from the general toxicity studies in rats and dogs indicated that ZEJULA causes bone marrow suppression which leads to decreases in circulating white and red blood cells. Infections and septicemia were a consequence of bone marrow suppression and lymphoid depletion. These findings are linked to pharmacology of ZEJULA and showed reversibility.

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

Optune and Tumor Treating Fields

Overview of Tumor Treating Fields

Tumor Treating Fields were invented in 2000 by Professor Emeritus Yoram Palti of the Technion Institute of Technology in Israel, who founded Novocure (Israel) in 2000, conducted pre-clinical studies of Tumor Treating Fields, developed a medical device capable of delivering Tumor Treating Fields to patients, and finally brought Tumor Treating

Fields into clinical use through clinical testing in patients with recurrent glioblastoma. Today, after more than 15 years of pre-clinical research, it is known that Tumor Treating Fields are an electric field based loco-regional, antimitotic treatment modality, which inhibits the growth of cancerous tumors in vitro and in vivo. As intermediate frequency (200 kHz) and low intensity (1-3 V/cm) alternating electric fields, Tumor Treating Fields act predominantly during two phases of mitosis: 1) during metaphase, by disrupting the formation of the mitotic spindle, and 2) during cytokinesis, by dielectrophoretic dislocation of intracellular constituents resulting in apoptosis. Tumor Treating Fields cannot stimulate nerves or muscles, nor do they lead to heating of the tumor or surrounding tissues. Since Tumor Treating Fields are generated using electrically insulated electrodes (transducer arrays), there is no direct current flow into the tissue so that electrolysis and tissue damage do not occur over time. Since most normal adult brain cells proliferate very slowly, if at all, they are not affected by the Tumor Treating Fields.

The efficacy of Tumor Treating Fields is frequency dependent on specific cell types. The anti-mitotic effect of Tumor Treating Fields has been shown in multiple cell lines when the appropriate frequency was utilized. This includes but not limited to the following tumor models: glioblastoma at 200 kHz, NSCLC at 150kHz; breast carcinoma at 120kHz; melanoma at 100kHz.

Four Phase III trials of Tumor Treating Fields in a variety of solid tumors are ongoing. PANOVA-3 is Tumor Treating Fields combined with chemotherapy for newly-diagnosed pancreatic cancer. LUNAR is targeting advanced NSCLC with disease progression on or after prior platinum-based treatment, to evaluate Tumor Treating Fields combined with chemotherapy versus chemotherapy alone, METIS trial is intended for patients who have recently been diagnosed with brain metastases from NSCLC, and ENGOT-ov50/INNOVATE-3 trial is intended for patients who have recently been diagnosed with ovarian cancer that progressed and became resistant to chemotherapy containing platinum (platinum resistant ovarian cancer).

A Phase II, single arm, multi-center, open-label trial (EF-31, ZL-8301-001) to evaluate the safety and efficacy of treatment with Tumor Treating Fields and chemotherapy as first-line treatment for subjects with unresectable gastroesophageal junction (GEJ) adenocarcinoma or gastric (GC) adenocarcinoma is ongoing. This study is conducted in Hong Kong and mainland China and the first patient was dosed in January 2020. The First-Patient-In (FPI) occurred in January 2020 in Hong Kong. The initiation of enrollment in China is expected in the second half of 2020.

Optune Device Description

Optune is a portable battery or power supply operated device which act by delivering low intensity (1-3 V/cm), intermediate frequency (100-300 kHz), alternating Tumor Treating Fields to the patient’s shaved head by means of electrically insulated surface transducer arrays. It has been FDA approved for the treatment of recurrent GBM and has received CE mark for the treatment of both recurrent and newly diagnosed GBM. The device has been available commercially in the European Union and in the United States since October 2011. Optune was approved in Japan for the treatment of recurrent GBM in March 2015. The indication of Optune in the United States was expanded to include treatment of adult patients with newly diagnosed GBM in combination with TMZ in October 2015. Additionally, we commercially launched Optune in Hong Kong for the treatment of GBM in December 2018.

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

•

Optune with TMZ is indicated for the treatment of adult patients with newly diagnosed, supratentorial GBM following maximal debulking surgery and completion of radiation therapy together with concomitant standard of care chemotherapy.

Pivotal Study of Tumor Treating Fields for Recurrent GBM Subjects

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

Pivotal Study of Optune for Newly Diagnosed GBM

An international Phase III trial (EF-14) in newly diagnosed GBM, evaluating the role of Optune in combination with TMZ maintenance after surgery and chemoradiation versus TMZ alone was conducted between July 2009 and September 2014 to evaluate efficacy and safety.

A total of 695 patients were randomized, the median number of maintenance TMZ cycles was 6 and 5 cycles, for Optune /TMZ and TMZ alone, respectively. The median progression-free survival was 6.7 months for the patients treated with Optune /TMZ versus 4.0 months for TMZ alone (HR 0.63;95% CI 0.52-0.76; p<0.001). Median overall survival from randomization was 20.9 months versus 16 months for the Optune /TMZ and TMZ alone, respectively, with a hazard ratio of 0.63 (95% CI 0.53–0.76), p<0.001. The most common adverse events in the Optune /TMZ arm, defined as occurring in ≥10% of patients, were thrombocytopenia, nausea, constipation, vomiting, fatigue, medical device site reaction, headache, convulsions, and depression. Grade 3 to 4 adverse events were well balanced between the 2 treatment arms. None of the systemic grade 3 to 4 adverse events were considered related to Optune by any of the investigators. Mild to moderate skin toxicity underneath the transducer arrays occurred in 52% of patients who received Optune-TMZ vs no patients who received TMZ alone.

Based on the data, FDA expanded approval of Optune in combination with TMZ for the treatment of adult patients with newly diagnosed GBM.

Our Strategy for Tumor Treating Fields in the China Market

Given the strong clinical data from randomized control trials of Optune and its approval status in the European Union and United States in recurrent and newly diagnosed GBM, Zai Lab plans to leverage the global study data to seek potential regulatory approval in China. Zai Lab intends to participate in the ongoing global studies of Tumor Treating Fields, and will also conduct trials of Tumor Treating Fields in Chinese patients with gastric cancer.

Ripretinib

Ripretinib is an investigational KIT and PDGFRα kinase switch control inhibitor in clinical development for the treatment of KIT and/or PDGFRα-driven cancers, including GIST, systemic mastocytosis, or SM, and other cancers. Ripretinib was specifically designed to improve the treatment of GIST patients by inhibiting a broad spectrum of mutations in KIT and PDGFRα. Ripretinib is a KIT and PDGFRα inhibitor that blocks initiating and secondary KIT mutations in exons 9, 11, 13, 14, 17, and 18, involved in GIST as well as the primary D816V exon 17 mutation involved in SM. Ripretinib also inhibits primary PDGFRα mutations in exons 12, 14 and 18, including the exon 18 D842V mutation, involved in a subset of GIST.

We obtained an exclusive license to develop and commercialize ripretinib in China, Hong Kong, Macau and Taiwan in 2019.

In December 2019, an NDA was submitted to the FDA for ripretinib in the treatment of patients with advanced GIST who have received prior treatment with imatinib, sunitinib, and regorafenib.  The NDA submission is based on positive results from our first Phase III study, INVICTUS, in fourth-line and fourth-line plus GIST patients, for whom there are currently no approved therapies other than avapritinib in the U.S. which is approved for GIST patients with PDGFRα exon 18 mutations only (estimated approximately 6% of all patients with newly-diagnosed GIST).  In August 2019, the top-line results from INVICTUS was published, including that the study achieved its primary endpoint of improved PFS compared to placebo as determined by blinded independent central radiologic review using modified RECIST.  In February 2020, the FDA accepted the NDA for ripretinib for the treatment of patients with fourth-line and fourth-line plus GIST, granted priority review and set an action date of August 13, 2020 under the PDUFA.

Our Clinical Trial Designs and Strategy for ripretinib in the China Market

Zai Lab will seek regulatory approval for ripretinib in China using data from global studies and China bridging studies.  In February 2020, Zai Lab received the NMPA approval to conduct the bridging study in >4L GIST. In additional, Zai Lab also plans to conduct a 2L bridging study in the GIST patients in China.

Ripretinib Mechanism of Action

KIT and PDGFRα are dual switch kinases, each containing i) an auxiliary inhibitory switch encoded by KIT exon 11 or PDGFRα exon 12 and ii) a main activation loop switch within the kinase domain encoded by KIT exons 17 and 18 or PDGFRα exons 18 and 19. This dual switch mechanism carefully regulates cellular kinase activity by controlling kinase conformation in either an "on" or "off" position. Oncogenic kinase mutations predominantly function by disrupting one or more regulatory switch mechanisms, leading to dysregulated switch function and loss of normal, physiologic conformational control. Ripretinib is a novel switch-control tyrosine kinase inhibitor (TKI) specifically designed to broadly inhibit KIT and PDGFRα kinase signaling through a dual mechanism of action that locks the kinase into an inactive conformation, resulting in inhibition of downstream signaling and cell proliferation.

Ripretinib precisely and durably binds to both the switch pocket region and the activation loop to lock the kinase in the inactive "off" state. Portions of ripretinib mimic the inhibitory loop and occupy the switch pocket, thereby preventing the activation loop's entry. Other residues on ripretinib bind to the activation loop, stabilizing it out of the switch pocket and covering the adenosine triphosphate (ATP) binding site, so kinase activation cannot occur.

This dual mechanism of action secures KIT and PDGFRα kinases in their inactive conformations providing broad in vitro inhibition of KIT and PDGFRα kinase activity, including wild type and multiple primary and secondary mutations. Ripretinib also inhibits other kinases in vitro, such as PDGFRβ, TIE2, VEGFR2, and BRAF.

Gastrointestinal Stromal Tumors (GIST)

GISTs are the most common sarcoma of the gastrointestinal tract and present most often in the stomach or small intestine. The typical patient is over 50 years old. According to the American Cancer Society, in 2019 approximately 4,000 to 6,000 patients were newly diagnosed with GIST in the U.S. Estimates for 5-year survival range from 48% to 90% depending upon the stage of the disease at diagnosis.

GIST is a disease driven initially by primary mutations in KIT kinase in approximately 75% to 80% of cases or in PDGFRα kinase in approximately 5% to 10% of cases. In approximately 13% of all GIST patients, the disease is not driven by KIT or PDGFRα but by other genetic mutations or alterations. Primary mutations in the KIT gene are found in exon 11 in approximately 67% of GIST patients, in exon 9 in approximately 10% of GIST patients, and less frequently in exon 13 or 17. Primary mutations in the PDGFRα gene are found in exon 18 (a mutation referred to as D842V being the most frequent) in approximately 6% of GIST patients and more rarely in exon 12. Activation of these kinases caused by primary mutations leads to uncontrolled cancer cell growth and spread. The diagram below illustrates the mutations that drive GIST:

Metastatic KIT-driven GIST is a disease characterized by many mutations in KIT, with over 90% of individual KIT-driven GIST patients harboring multiple mutations that drive progression of their disease. Multiple secondary mutations can arise within an individual patient and/or tumor in different areas or sites of tumor growth. Drug resistant secondary mutations in patients with KIT-driven GIST span exon regions 13 to 18, and in a recent study, 35% of GIST patients had at least two secondary mutations, each as illustrated below.

The complex heterogeneity of KIT mutations within individual tumors and individual patients is a major cause of resistance to existing therapies, which individually only address a subset of the mutations driving disease progression. A kinase inhibitor that could inhibit a broad spectrum of clinically relevant KIT mutations could be of high therapeutic value in the treatment of KIT-driven GIST in patients who are unresponsive to treatment or have grown resistant to treatment. In PDGFRα-driven GIST, there are no approved therapies other than avapritinib. The primary PDGFRα mutations are mostly insensitive to imatinib and other drugs approved for GIST. The design of ripretinib as a PDGFRα switch control inhibitor may make the appearance of secondary mutations less likely after treatment than with a traditional kinase inhibitor.

The following table shows reported PFS or TTP (as applicable), ORR, overall survival, all as per RECIST, for imatinib, sunitinib, and regorafenib in first-line, second-line, and third-line GIST, respectively, based upon the published results of registrational trials that were presented to the FDA for approval of these drugs.

While imatinib, sunitinib, and regorafenib inhibit certain clinically relevant initiating and drug resistance-causing mutations in KIT, these approved drugs, in addition to avapritinib, each inhibit only a limited subset of KIT and PDGFRα mutations known to occur in GIST patients. Although GIST patients may experience periods of disease control with these treatments, due to the heterogeneous nature of the mutations that drive the disease, many patients continue to progress and ultimately fail all lines of treatment.

Clinical development of Ripretinib in GIST

INVICTUS: Completed Phase III Study in Fourth-Line and Fourth-Line Plus GIST

The INVICTUS Phase III study was a randomized, double-blind, placebo-controlled, global, multicenter trial to evaluate the safety, tolerability, and efficacy of ripretinib compared to placebo in patients with advanced GIST whose previous therapies have included at least imatinib, sunitinib, and regorafenib. The trial enrolled 129 patients who had a confirmed diagnosis of GIST and had previously received at least three different kinase inhibitors including imatinib, sunitinib, and regorafenib. Patients were treated with ripretinib or placebo, in accordance with their randomization, until they developed disease progression, experienced unacceptable toxicity, or withdrew consent. Placebo patients had the opportunity to cross over to ripretinib treatment upon disease progression with placebo. Patients on ripretinib had the opportunity to remain on their current dose or escalate to 150 mg twice daily (BID) upon disease progression.

Patients were randomized 2:1 to either 150 mg of ripretinib or placebo once daily (QD) in repeated 28-day cycles with best supportive care. Patients were evaluated for PFS based upon independent radiologic review of CT scans, as assessed by modified RECIST. Tumor response assessments per modified RECIST were conducted every cycle for the first three cycles and then every two cycles thereafter beginning with the fourth cycle. The primary efficacy endpoint was PFS as determined by independent radiologic review using modified RECIST. Secondary endpoints as determined by independent radiologic review using modified RECIST included ORR, overall survival (OS), and TTP.

In 2019, the top-line results from INVICTUS is published, including that the study achieved its primary endpoint of improved PFS compared to placebo.

In the INVICTUS study, ripretinib demonstrated a median PFS of 6.3 months (27.6 weeks) compared to 1.0 month (4.1 weeks) in the placebo arm and significantly reduced the risk of disease progression or death by 85% (Hazard Ratio (HR) of 0.15, 95% Confidence Interval (0.09,0.25), p-value <0.0001) compared to placebo. This PFS benefit was consistent across all assessed patient subgroups. The following graph shows the estimated PFS probability at each time point for the ripretinib and placebo arms in INVICTUS:

INVICTUS: Estimated PFS Probability for Ripretinib and Placebo Arms

*Double-blind period

For the key secondary endpoint of ORR as determined by blinded independent radiologic review using modified RECIST, ripretinib demonstrated an ORR of 9.4% compared with 0% for placebo (p-value=0.0504), which was not statistically significant. As of the cutoff date of May 31, 2019, the median duration of response had not been reached with seven of the eight patients still responding to treatment. All responders had partial responses.

Ripretinib also showed a clinically meaningful improvement over placebo in terms of the secondary endpoint of OS (median OS 15.1 months with ripretinib compared to 6.6 months with placebo, HR = 0.36, 95% Confidence Interval (0.20,0.62), nominal p-value=0.0004). The OS data for the placebo arm includes patients taking placebo who, following progression, were crossed-over to ripretinib treatment. The following graph shows the estimated OS probability at each time point for the ripretinib and placebo arms in INVICTUS:

INVICTUS: Estimated OS Probability for Ripretinib and Placebo Arms

*Due to hierarchal testing procedures of the endpoints, the OS endpoint could not be formally tested because the ORR was not statistically significant.

†Data includes all time periods, including dose escalations. Placebo arm includes patients taking placebo who, following progression, were crossed-over to ripretinib treatment.

Ripretinib was generally well tolerated and the adverse events reported in the INVICTUS study were consistent with data from previously presented Phase I study results. Grade 3 or 4 treatment-emergent adverse events (TEAEs) occurred in 42 patients (49%) on the ripretinib arm compared to 19 patients (44%) on the placebo arm. Grade 3 or 4 TEAEs in greater than 5% of patients in the ripretinib arm were anemia (9%; n=8), abdominal pain (7%; n=6), and hypertension (7%; n=6). Grade 3 or 4 TEAEs in greater than 5% of patients in the placebo arm were anemia (14%; n=6).

The below table lists all TEAEs (and corresponding grade 3 and 4 TEAEs) in greater than 10% of patients in the ripretinib arm compared to the placebo arm in INVICTUS.

INVICTUS: TEAEs in >10% of Patients

(and Corresponding Grade 3 and 4 TEAEs)

Treatment Emergent Adverse Event	Ripretinib any grade (n=85)	Ripretinib grade 3 and 4 (n=85))[1]	Placebo any grade (n=43))[2]	Placebo grade 3 and 4 (n=43))[1,2]
Any TEAE or grade 3/4 TEAE[3]	84 (98.8%)	42 (49.4%)	42 (97.7%)	19 (44.2%)
Alopecia	44 (51.8%)	0	2 (4.7%)	0
Fatigue	36 (42.4%)	3 (3.5%)	10 (23.3%)	1 (2.3%)
Nausea	33 (38.8%)	3 (3.5%)	5 (11.6%)	0
Abdominal pain	31 (36.5%)	6 (7.1%)	13 (30.2%)	2 (4.7%)
Constipation	29 (34.1%)	1 (1.2%)	8 (18.6%)	0
Myalgia	27 (31.8%)	1 (1.2%)	5 (11.6%)	0
Diarrhea	24 (28.2%)	1 (1.2%)	6 (14%)	1 (2.3%)
Decreased appetite	23 (27.1%)	1 (1.2%)	9 (20.9%)	1 (2.3%)
Palmar-plantar erythrodysesthesia syndrome	18 (21.2%)	0	0	0
Vomiting	18 (21.2%)	3 (3.5%)	3 (7%)	0
Headache	16 (18.8%)	0	2 (4.7%)	0
Weight decreased	16 (18.8%)	0	5 (11.6%)	0
Arthralgia	15 (17.6%)	0	2 (4.7%)	0
Blood bilirubin increased	14 (16.5%)	1 (1.2%)	0	0
Edema peripheral	14 (16.5%)	1 (1.2%)	3 (7%)	0
Muscle spasms	13 (15.3%)	0	2 (4.7%)	0
Anemia	12 (14.1%)	8 (9.4%)	8 (18.6%)	6 (14%)
Hypertension	12 (14.1%)	6 (7.1%)	2 (4.7%)	0
Asthenia	11 (12.9%)	1 (1.2%)	6 (14%)	2 (4.7%)
Dry skin	11 (12.9%)	0	3 (7%)	0
Dyspnea	11 (12.9%)	0	0	0
Hypophosphatemia	9 (10.6%)	4 (4.7%)	0	0
Lipase increased	9 (10.6%)	4 (4.7%)	0	0
Pruritus	9 (10.6%)	0	2 (4.7%)	0
Stomatitis	9 (10.6%)	0	0	0

1 Corresponding grade 3 and 4 TEAEs to TEAEs in >10% of patients receiving ripretinib

2 44 patients were randomized to placebo, but 1 did not receive treatment

3 Regardless of causality

TEAEs leading to dose reduction occurred in 7% of patients on the ripretinib arm compared to 2% on the placebo arm. TEAEs leading to dose interruption occurred in 24% of patients on the ripretinib arm compared to 21% on the placebo arm. TEAEs leading to study treatment discontinuation occurred in 8% of patients on the ripretinib arm compared to 12% of patients on the placebo arm. TEAEs leading to death occurred in 6% of patients on the ripretinib arm compared to 23% on the placebo arm.

INTRIGUE: Ongoing Phase III Study in Second-Line GIST

The INTRIGUE Phase III study is an interventional, randomized, global, multicenter, open-label study to evaluate the safety, tolerability, and efficacy of ripretinib compared to sunitinib in approximately 358 patients with GIST previously treated with imatinib. Patients are randomized 1:1 to either 150 mg of ripretinib once daily or 50 mg of sunitinib once daily for four weeks followed by two weeks without sunitinib. The primary efficacy endpoint is PFS as determined by independent radiologic review using modified RECIST. Secondary endpoints as determined by independent radiologic review using modified RECIST include ORR and OS.

REGN1979

Overview

Non-Hodgkin lymphomas (NHL) is the most common hematologic malignancy in the world. It comprises a heterogeneous group of malignancies with lymphoid characteristics that arise from hematopoietic progenitor cells. NHL ranks the seventh most common malignancy and accounts for approximately 4.5% of all cancers occurring in the US. There were approximately 74,200 new cases and 19,970 deaths due to NHL in 2019 in the US. In China, an estimated 88,090 new cases and 48,129 deaths were due to NHL in 2018.

Among the heterogeneous group of NHLs, 85-90% are of B-cell origin (B-NHL) and include follicular lymphoma (FL), diffuse large B-cell lymphoma (DLBCL), mantle cell lymphoma (MCL), marginal zone lymphoma (MZL), and several other B-NHLs. DLBCL and FL are the two most common subtypes of B-NHL, accounting for approximately 45.8% and 8.1%-23.5% of NHL in China. Anti-CD20 antibodies in combination with chemotherapy are the standard of care for the treatment of B-NHLs; however, despite initial responses, many patients relapse, often with progressively shorter response durations in subsequent lines of therapy and have a poor outcome.

REGN1979 is a fully human bispecific antibody that binds to CD3, a T cell antigen associated with the T-cell receptor (TCR) complex, and CD20. REGN1979 is designed to bridge CD20‑expressing cells with cytotoxic T cells by binding to the CD3 subunit of the TCR, resulting in CD20-directed polyclonal T cell killing. REGN1979 was granted orphan drug designation by the U.S. Food and Drug Administration (FDA) for the treatment of FL and DLBCL and was invented by Regeneron using the company's proprietary VelocImmune® technology and proprietary Veloci-Bi® bispecific platform. Veloci-Bi® allows for the generation of full-length bispecific antibodies similar to native antibodies that are amenable to production by standard antibody manufacturing techniques, and likely to have favorable antibody-like pharmaco-kinetic properties.

REGN1979 has demonstrated clinical activity in heavily pre-treated patients with Relapsed/Refractory (R/R) B-NHL in a Phase I trial and is currently being investigated in a potentially registrational Phase II program.

Our Clinical Trial Designs and Strategy for REGN1979 in the China Market

Zai Lab is exploring regulatory approval pathways for REGN1979 in R/R B-NHL in China by joining the global Phase II program with multiple, potentially registrational cohorts of different subtypes of R/R B-NHL.

Mechanism of Action

Bispecific antibodies are an emerging class of therapeutic molecules which have been engineered to engage more than one target. When targeted to CD3, a component of the T cell receptor (TCR), and a tumor target antigen, these molecules can direct cytotoxic effector T cells to kill tumor cells in an antigen-specific manner that is independent of the specificity of the TCR. In the case of REGN1979, that binds to CD3 and CD20 (a B cell surface antigen present on normal B cells and several B cell lineage malignancies), this binding directs T-cells to specifically kill CD20 expressing target cells.

Pre-clinical and Clinical Background

Pre-clinical Pharmacology

In vitro assays were performed to examine the ability of REGN1979 to bind to target cells and to activate T-cells to specifically kill CD20-expressing target cells. REGN1979 was shown to bind to both Raji cells, a CD20+ B-cell lymphoma line, and Jurkat cells, an immortalized CD3+ T-cell line, as well as to primary human B and T-cells. In cellular cytotoxicity assays, REGN1979 was able to engage T cells to kill CD20-expressing cells in a target dependent manner. In these cytotoxicity assays, REGN1979 also induced the expression of T-cell activation markers, T-cell proliferation, and cytokine release.

In vivo experiments utilizing murine tumor models were performed to evaluate the anti-tumor efficacy of REGN1979. In a model where Raji (B) lymphoma cells were grown in mice and human PBMC were added as effector cells, REGN1979 treatment resulted in significant tumor growth suppression.

Nonclinical pharmacokinetics

The PK profile of REGN1979 was evaluated in cynomolgus monkeys during a single-dose PK study. In general, the PK of total REGN1979 in the monkey is described by non-linear, target-mediated elimination. Following a single IV infusion, mean total REGN1979 serum maximum concentration (Cmax) values in monkeys increased in an approximately dose-proportional manner. The concentration-time profile of total REGN1979 was characterized by a short distribution phase, followed by a saturating beta elimination phase at higher doses and an accelerated target mediated elimination phase at low doses (and corresponding low serum concentrations). Target mediated elimination (presumably due to binding of REGN1979 to the CD20 target on B cells) was observed in the distribution phase and correlated with the nearly complete depletion of B cells observed 24 hours post infusion. The duration of peripheral B cell depletion increased with the REGN1979 dose and in general, the rate of B cell repletion was positively correlated with the rate of clearance of total REGN1979.

Nonclinical Toxicology

The toxicity profile of REGN1979 was evaluated in an exploratory, non-GLP, single-dose intravenous (IV) infusion toxicology study (dose level 1mg/kg) and a 4-week repeat dose GLP-toxicology study (dose levels 0.01, 0.1, and 1 mg/kg). The no-observed-adverse-effect-level (NOAEL) for each of the toxicology studies conducted is considered to be 1.0 mg/kg, the highest dosage administered. REGN1979 resulted in B cell depletion at all doses tested, with earlier recovery at the lower doses. This depletion extended into deep tissues including lymph nodes and spleen. A transient release of cytokines was observed whose magnitude correlated with the strength of the dose, and at the highest dose several animals also displayed some vomiting with the first dose. Neither cytokine release nor symptoms occurred upon second or subsequent dosing. An ex vivo tissue cross-reactivity study also was conducted to assess the binding specificity of REGN1979 in a panel of human and cynomolgus monkey tissues. All staining in this study was consistent with expected reactivity with the target antigens, and no unanticipated cross-reactivity of REGN1979 was observed.

Clinical Background

In an ongoing Phase I study (NCT02290951) of REGN1979 in patients with B-cell malignancies, a total of 110 patients (61 with DLBCL; 31 with grade 1 to 3a FL; 9 with MCL; 6 with MZL; and 3 with other B-cell malignancies) were treated with REGN1979 ranging from 0.03-320 mg as of 3rd September 2019. Patients had a median of 3 prior lines of therapy (range 1-11).

Among the 22 patients with R/R FL who were treated with ≥5 mg of REGN1979, the overall response rate (ORR) was 95.5% and the complete response (CR) rate was 77.3%. Patients with R/R FL who were treated with ≥80 mg of REGN1979 had an ORR of 100%. The median progression-free survival for R/R FL patients treated with ≥5mg of REGN1979 was 11.4 months (95% CI, 6.7-not evaluable). In the DLBCL cohort, the objective response rate (ORR) was 57.9% (11/19), and the CR rate was 42.1% (8/19) with treatment at ≥80 mg of REGN1979. At this dosage, the ORR was 71.4% in those patients not treated with prior chimeric antigen receptor (CAR) T-cell therapy (n = 7), which included all CRs. In those who received prior CAR T-cell therapy, the ORR and CR rate were 50% and 25%, respectively. The response rate was higher in patients who had not previously received CAR T-cell therapy (Figure 14). Survival rates and ongoing response rates are shown in Figure 15 by diagnosis, dose of REGN1979, and prior CAR T therapy.

Figure 14. Efficacy results by diagnosis and dose of REGN1979

Diagnosis	FL, n (%)	DLBCL, n (%)	DLBCL with prior CAR T therapy, n (%)	DLBCL without prior CAR T therapy, n (%)
Dose of REGN1979	≥5mg	≥80mg	≥80mg	≥80mg
N	22	19	12	7
ORR	21 (95.5)	11 (57.9)	6 (50.0)	5 (71.4)
CR	17 (77.3)	8 (42.1)	3 (25.0)	5 (71.4)
PR	4 (18.2)	3 (15.8)	3 (25.0)	0
SD	1 (4.5)	2 (10.5)	1 (8.3)	1 (14.3)
PD	0	3 (15.8)	2 (16.7)	1 (14.3)
Not available	0	3 (15.8)	3 (25.0)	0

CAR, chimeric antigen receptor; CR, complete response; DLBCL, diffuse large B-cell lymphoma; FL, follicular lymphoma; ORR, overall response rate; PD, progressive disease; PR, partial response; SD, stable disease

Figure 15. Median survival and responses by diagnosis, prior CAR T therapy and REGN1979 dosing

	Patients with FL	DLBCL with prior CAR T therapy	DLBCL without prior CAR T therapy
Dose of REGN1979	≥5mg	≥80mg	≥80mg
N	22	12	7
Median PFS, months (95% CI)	11.4 (6.7–not evaluable)	NR	NR
Median duration of follow-up, months (range)	6.8 (1.0–22.1)	2.6 (0.4–9.9)	5.3 (1.2–11.8)
Number of patients with ongoing response at last assessment	14/21	4/6	5/5
Number of patients with ongoing CRs at last tumor assessment	12/17	3/3	5/5

CAR, chimeric antigen receptor; CR, complete response; DLBCL, diffuse large B-cell lymphoma; FL, follicular lymphoma; NR, not reported; PFS, progression-free survival

No dose limiting toxicities (DLTs) were observed during dose escalation. The most common treatment-emergent adverse events (TEAEs) of any grade were pyrexia (80%) and cytokine release syndrome (CRS, 59.1%). Grade 3–4 TEAEs that occurred in 10% or more of patients are anemia (21.8%), hypophosphatemia (19.1%), neutropenia (19.1%), lymphopenia (19.1%), thrombocytopenia (13.6%), and leukopenia (10.0%). CRS grade ≥3 occurred in 6.4% of patients and no seizures or grade 4–5 neurologic events were observed.

Preliminary data from the Phase I study showed broad antitumor activity with REGN1979 in heavily pretreated R/R B-NHL patients, including some with progression after prior chimeric antigen receptor T (CAR T)-cell therapy. REGN1979 has been tolerated at doses up to 320 mg weekly, with no observed dose limiting toxicities.

REGN1979 is currently evaluated in a potentially pivotal Phase II program. This open-label, multi-center, Phase II program (NCT03888105) is evaluating the efficacy and safety of REGN1979 in different disease-specific cohorts, including patients with R/R FL, DLBCL, MCL, MZL and other B-NHL subtypes. Recruitment of this study is ongoing.

Margetuximab

Overview

Approximately 25% of breast tumors overexpress the HER2 protein which is a member of the ErbB receptor tyrosine kinase family and plays an important role in the growth and proliferation of HER2-expressing cancer cells. HER2 expression has been associated with aggressive metastatic cancers with a poor prognosis. The overall incidence of breast cancer is similar between the U.S. (~268,600 new cases in 2019) and China (~278,800), so is the proportion of patients with HER2+ breast cancer. Many HER2-targeting agents have been developed and marketed with trastuzumab (Herceptin) as one of the most important treatments for HER2+ breast cancer.

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

Our Clinical Trial Designs and Strategy for Margetuximab in the China Market

Zai Lab is exploring regulatory approval pathways for margetuximab in HER2+ breast cancer in China using a bridging approach which may require a PK study and a bridging trial. In February 2020, the first patient was dosed in the registrational bridging study of margetuximab in combination with chemotherapy for the treatment of patients with metastatic HER2-positive breast cancer. Data from the positive SOPHIA study and the bridging study data will be used to support potential regulatory filing and approval in China. In additional, Zai Lab plans to participate in the upcoming global studies of margetuximab (MAHOGANY) in combination with a PD-1 antibody or a PD-1 x LAG-3 bispecific DART molecule in gastric cancer sponsored by MacroGenics in HER2+ first line treatment of gastric cancer.Margetuximab Mechanism of Action

HER2 oncoprotein drive the aggressive behavior of HER2+ breast and other cancer and it proves to be a good target for cancer therapeutics exemplified by the clinical success of the monoclonal antibody trastuzumab. Margetuximab is believed to mediate its therapeutic activity against HER2+ tumours by a combination of mechanisms that are initiated by binding of margetuximab to HER2 expressed on the cell surface, including the following:

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

Margetuximab Pre-clinical and Clinical Background

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

HER2 is a protein found on the surface of some cancer cells that promotes growth and is associated with aggressive disease and poor prognosis. Approximately 15-20% of breast cancer cases are HER2-positive, representing approximately 45,000 new cases annually in the U.S. according to the American Cancer Society Breast Cancer Facts & Figures 2019-2020. Monoclonal antibody-based therapies targeting HER2 have greatly improved outcomes of patients with HER2-positive breast cancer and are now standard of care in both early- and late-stage disease. Ongoing HER2 blockade is recommended for patients who have relapsed or refractory HER2-positive disease; after progression occurs during treatment with other HER2-directed therapies, the need for additional agents in later lines remains.

In December 2019, MacroGenics submitted a Biologics License Application (BLA) to the FDA for margetuximab for the treatment of patients with metastatic HER2-positive breast cancer in combination with chemotherapy. The BLA submission was based primarily on data from SOPHIA, the Phase III clinical trial comparing margetuximab plus chemotherapy versus trastuzumab plus chemotherapy in patients with HER2-positive metastatic breast cancer who have previously been treated with anti-HER2-targeted therapies. In February 2020, the BLA was accepted for review by the FDA.

The SOPHIA study enrolled 536 patients at approximately 200 trial sites across North America, Europe and Asia. Patients were treated with either margetuximab or trastuzumab in combination with one of four chemotherapy agents (capecitabine, eribulin, gemcitabine or vinorelbine). All study patients had previously received trastuzumab and pertuzumab, and approximately 90% had previously received ado-trastuzumab emtansine. Primary endpoints are sequentially-assessed progression-free survival (PFS), determined by centrally-blinded radiological review, and overall survival (OS). A pre-specified exploratory objective of the study was to evaluate the effect of CD16A (Fcγ receptor) allelic variation on margetuximab activity; approximately 85% of the overall human population, as well as patients enrolled in the SOPHIA study, carry the CD16A 158F allele, which has been previously associated with diminished clinical response to trastuzumab and other antibodies.

In June 2019, at a medical conference, the data from SOPHIA as of the aforementioned October 2018 data cut-off that showed a statistically significant improvement in PFS in patients treated with margetuximab plus chemotherapy compared to trastuzumab plus chemotherapy in the intention-to-treat (ITT) population after 265 PFS events (median PFS=5.8 months versus 4.9 months; hazard ratio [HR]=0.76; 95% confidence interval [CI]: 0.59-0.98; P=0.033). In the pre-specified, exploratory subpopulation of patients carrying the CD16A 158F allele, PFS was prolonged by 1.8 months in the margetuximab arm compared to the trastuzumab arm (median PFS=6.9 months versus 5.1 months; HR=0.68; 95% CI: 0.52-0.90; P=0.005). The data from the planned first interim analysis of OS based on 158 OS events. This interim analysis was not expected to and did not reach statistical significance. In the ITT population, median OS was 18.9 months in the margetuximab arm versus 17.2 months in the trastuzumab arm (HR=0.95; 95% CI: 0.69-1.31). In the pre-specified, exploratory subpopulation of patients carrying the CD16A 158F allele, median OS was 23.6 months in the margetuximab arm versus 16.9 months in the trastuzumab arm (HR=0.82; 95% CI: 0.58-1.17). As a secondary outcome measure in the SOPHIA study, the objective response rate (ORR) in the ITT population was 22% in the margetuximab arm (95% CI: 17.3-27.7%) compared to 16% in the trastuzumab arm (95% CI: 11.8-21.0%).

At a medical conference in December 2019, the data from the planned second interim analysis of OS as of a September 2019 cut-off after 270 OS events showed that, OS favored margetuximab plus chemotherapy compared with trastuzumab plus chemotherapy in the ITT population; however, these data were not expected to and did not reach statistical significance (median OS=21.6 months versus 19.8 months; HR=0.89; 95% CI: 0.69-1.13; nominal P=0.326). The final pre-specified OS analysis is planned after 385 OS events have accrued, which is projected to occur in the second half of 2020, at which point the results may or may not reach statistical significance. Among the genetically defined exploratory subpopulation of patients carrying a CD16A 158F allele, the median OS at the second interim analysis was prolonged by 4.3 months in the margetuximab arm compared to the trastuzumab arm (23.7 months versus 19.4 months; HR=0.79; 95% CI: 0.61-1.04; nominal P=0.087). Among the approximately 15% of patients who were homozygous for the CD16A 158V allele, the trastuzumab arm performed better than the margetuximab arm.

As of the April 2019 data cut-off for safety, Grade 3 or greater adverse events occurred in 142 (54%) patients on the margetuximab arm compared to 140 (53%) patients on the trastuzumab arm. Serious adverse events occurred in 43 (16%) patients on the margetuximab arm compared to 49 (18%) patients on the trastuzumab arm. Infusion-related reactions (IRR) were more common with margetuximab treatment than with trastuzumab (13% versus 3%) and were mostly Grade 1 or 2 and associated with the first dose. A substudy evaluating shorter, 30-minute infusions of margetuximab in Cycle 2 and beyond showed no effect on safety outcomes, including risk or severity of IRR.

Gastric Cancer

Cancer of the stomach, also called gastric cancer (GC), and cancer of the gastroesophageal junction (GEJ), which is where the esophagus joins the stomach, are collectively referred to as gastroesophageal adenocarcinoma, which is the third leading cause of cancer death worldwide according to the World Health Organization in 2018. Both GC and GEJ cancer are often diagnosed at an advanced stage and therefore have very poor prognosis, with a 5-year survival of 5-20%. Chemotherapy is the standard of care for first-line therapy and may be combined with trastuzumab for the approximately 20% of patients whose tumors are HER2-positive.

In September 2019, two ongoing Phase II, open-label, dose escalation and expansion study of margetuximab plus pembrolizumab, an anti-PD-1 monoclonal antibody, in patients with advanced HER2-positive GC or GEJ cancer who have previously been treated with chemotherapy and trastuzumab in the metastatic setting were presented. In this study, 92 patients, including 61 patients with GC and 31 patients with GEJ, who had HER2-positive disease, were treated at the recommended Phase II dose of 15 mg/kg margetuximab and 200 mg pembrolizumab, both administered every three weeks, and were included in the analysis. HER2 positivity was characterized by a score of 3+ by immunohistochemistry (IHC), or IHC3-positve, or a score of 2+ by IHC and detection by fluorescence in situ hybridization (FISH), or IHC2-positive/FISH-positive. Patients in the study were enrolled irrespective of programmed death-ligand 1 (PD-L1) expression status. We reported data as of July 10, 2019. As of this data cut-off date, the study was ongoing with eight patients remaining on therapy. Acceptable tolerability was observed in this study in patients treated with margetuximab and pembrolizumab. Grade 3 or higher treatment-related adverse events (TRAE) occurred in 19.6% of patients. Response rates, median PFS and OS observed in the ongoing study are summarized in the following table:

	Gastroesophageal Adenocarcinoma (GEA = GC + GEJ)				Gastric Cancer (GC)
	ORR	DCR	Median PFS (months)	Median OS (months)	ORR	DCR	Median PFS (months)	Median OS (months)
All Patients	20*/92 (21.7%)	50/92 (54.4%)	2.7	12.5	18*/61 (29.5%)	40/61 (65.6%)	4.1	13.9
HER2 IHC3+	20*/71 (28.2%)	45/71 (63.4%)	4.3	13.9	18*/55 (32.7%)	38/55 (69.1%)	4.7	14.6
HER2 IHC3+/PD-L1+	12/25 (48.0%)	19/25 (76.0%)	4.8	20.5	12/23 (52.2%)	19/23 (82.6%)	5.5	20.5

*	Three unconfirmed responses; ORR includes complete responses (CR) and partial responses (PR); DCR=disease control rate and includes CR, PR and stable disease (SD).

Based on these results, in September 2019, MacroGenics initiated the MAHOGANY study, a Phase II/III registration-directed clinical trial to evaluate, in Module A, margetuximab in combination with MGA012, an anti-PD-1 monoclonal antibody, in patients with tumors that are both HER2-positive and PD-L1 positive. This approach is designed as a chemotherapy-free regimen that engages both innate and adaptive immunity for the treatment of patients with GC or GEJ cancer in the first-line setting. The primary outcome measure for efficacy in Module A is ORR per Response Evaluation Criteria in Solid Tumors (RECIST) v 1.1.  In Module B, is to evaluate margetuximab with chemotherapy and MGA012 or MGD-013, a PD-1 x LAG-3 bispecific DART molecule, compared to standard of care therapy of trastuzumab with chemotherapy in MAHOGANY study. In this portion of the randomized, controlled study, patients are planned to be enrolled irrespective of PD-L1 expression. The primary outcome measure for efficacy in Module B is planned to be OS.]

INCMGA0012 (PD-1)

INCMGA0012 (PD-1) is an investigational monoclonal antibody that inhibits PD-1. INCMGA0012 (PD-1) is currently being evaluated as monotherapy in registration-directed trials for patients with MSI-high endometrial cancer, Merkel cell carcinoma and anal cancer.

We obtained an exclusive license to develop and commercialize INCMGA0012 (PD-1) in China, Hong Kong, Macau and Taiwan in 2019.

Clinical Background

PD-1 is expressed on T cells (CD4+ and CD8+), B cells, NK cells, and myeloid-derived cells.  The interaction of PD-1 with its ligands, PD-L1 and PD-L2, forms a negative signaling axis in T cells to suppress T cell function which is the mechanism utilized by the immune system to help maintain self-tolerance and modulate the duration and amplitude of physiological immune responses.

PD-L1 and PD-L2 have also been found to be abnormally expressed by tumor cells in the tumor microenvironment. Extensive research has shown that cancer cells co-opt certain immune checkpoint pathways, including the PD-1 pathway, as a major mechanism of immune evasion/ resistance, particularly against T cells that are specific for tumor antigens.  Disruptors of this pathway using antibodies that inhibit PD-1 receptor-ligand interactions have been shown to inhibit tumor growth in murine models through enhancing T cell proliferation and restore immune responses. Moreover, blocking the PD-1–PD-L1/L2 pathway has been clinically validated as an effective cancer treatment in multiple clinical settings.

INCMGA00012 is an antibody that binds PD-1 and is currently under development as a therapeutic candidate for the treatment of multiple solid tumors, both as a monotherapy and in combination with other agents.

Clinical Pharmacology

Preliminary PK data from the 167 participants in the dose expansion cohorts receiving weight-based or flat doses of INCMGA00012 suggested that first dose INCMGA00012 exposure increased in a dose-proportional manner, consistent with the observations in participants receiving weight-based doses. A population PK analysis demonstrated that the concentrations of INCMGA00012 can be adequately described by a 2-compartment model, and body weight dependence of clearance was characterized by a power relationship with an exponent of 0.911.

Simulations demonstrated that the median steady-state concentration of INCMGA00012 500 mg Q4W was approximately 21.1 μg/mL, which is the median trough concentration for pembrolizumab 200 mg Q3W.

Clinical Safety

Adverse events in participants treated with INCMGA00012 monotherapy included fatigue, diarrhea, nausea, and pyrexia (very common), ALT increased, colitis, dysgeusia, hyperthyroidism, hypothyroidism, influenza-like illness, infusion-related reaction, lipase increased, myalgia, pruritus, and rash (includes terms of rash, maculopapular rash, and macular rash) (common), and pneumonitis (uncommon). These AEs are similar to those observed with other anti‒PD-1 antibodies.

The 375 mg Q3W and 500 mg Q4W doses were selected for further development based on favorable safety and PK profiles.

Clinical Efficacy

Preliminary efficacy data demonstrate clinical activity of INCMGA00012 based on durable RECIST responses in multiple tumor types. Preliminary efficacy in terms of RECIST response has been shown in previously treated NSCLC, cervical, and endometrial cancers. Based on the available data, the preliminary efficacy profile of INCMGA00012 is consistent with that of other anti-PD-1 antibodies.

INCMGA00012 is currently in development as a single agent or in combinations in multiple tumor types including endometrial cancer, anal cancer, NSCLC, and others.

MGD-013

Overview

MGD-013 is designed to block the interaction of PD-1 or LAG-3 with their respective ligands, thereby contributing to sustain or restore the function of exhausted T cells. MGD-013 is an Fc-bearing bispecific tetravalent (bivalent for each antigen) DART protein engineered as a hinge stabilized IgG4 molecule designed to concomitantly bind PD-1 and LAG-3, 2 checkpoint molecules expressed by T lymphocytes following antigen-induced activation. MGD-013 is under development as a therapeutic candidate for the treatment of cancer.

In November 2018, under the terms of the collaboration agreement, MacroGenics exclusively licensed to Zai Lab regional development and commercialization rights to MGD-013 in China, Hong Kong, Macau and Taiwan. In February 2020, the first patient was dosed in a Phase Ib dose escalation and expansion clinical study of MGD-013 in combination with niraparib, a PARP (poly [ADP-ribose] polymerase) inhibitor, for the treatment of patients with advanced or metastatic GC or GEJ cancer who failed prior treatment.

Our Clinical Trial Designs and Strategy for MGD-013 in the China Market

Our global partner, Macrogenics, is conducting a Phase I, open-label, dose escalation and cohort expansion study designed to characterize the safety, tolerability, PK, pharmacodynamics, immunogenicity, and preliminary antitumor activity of MGD-013 administered by IV infusion on a Q2W or Q3W schedule. The study consists of a Dose Escalation Phase to determine the MTD or MAD (if no MTD is defined) of MGD-013, followed by a Cohort Expansion Phase to further define the safety and initial antitumor activity of MGD-013 with the dose established in the Dose Escalation Phase. To date, the RP2D of MGD-013 on a Q2W or Q3W had been selected and the Cohort Expansion is ongoing in multiple tumor types.

In addition, Zai Lab plans to participate in the upcoming global MAHOGANY study of margetuximab in combination with INCMGA013 or MGD-013 in gastric cancer sponsored by MacroGenics in HER2+ first line treatment of gastric cancer and to initiate MAHOGANY Cohort B in China, Hong Kong, Macau and Taiwan in the second half of 2020.

MGD-013 Mechanism of Action

PD-1 and LAG-3 protein play an important role in immune response regulation. PD-1 is expressed on T (CD4+ and CD8+) cells, B cells, natural killer cells, and myeloid-derived cells. LAG-3 is a membrane protein that belongs to the Ig superfamily and binds to MHC-II. It enhances T regulatory cell activity and negatively regulates T cell proliferation and differentiation. LAG-3 has been shown to be expressed on dysfunctional T cells and is a marker for T regulatory cells. Upon interaction with their respective ligands, PD-1 and LAG-3 act as negative regulators of T cell function. The combined PD-1 and LAG-3 expression on tumor-infiltrating lymphocytes (TILs) or chronically viral-infected T cells have been correlated with immune dysfunction, also known as “T cell exhaustion”. LAG-3 appears to negatively regulate CD4+ and CD8+ T cell proliferation, function, and homeostasis in a manner that is distinct from that of PD-1.

Cancer cells can co-opt certain immune-checkpoint pathways, including the PD-1 pathway, as a major mechanism of immune evasion/resistance, particularly against T cells that are specific for tumor antigens (seen in the Figure below). Blockade of PD-1 provides clinical benefit in patients with certain advanced tumors. Furthermore, combined blockade of 2 inhibitory receptors on T cells may exert greater efficacy than monotherapy. Studies in mouse tumor models have indicated that PD-1 and LAG-3 blockade can synergize to generate potent tumor eradicating immunity. Furthermore, translational studies using TILs from patients with ovarian cancer showed that NY-ESO-1 antigen-specific LAG-3+/PD-1+ CD8+ T cells were impaired in their ability to respond to antigen stimulation, but following combined LAG-3 and PD-1 blockade, T cell responsiveness could be restored to a greater extent than a single-agent blockade. Together, these data suggest that, in tumors in which PD-1 and/or LAG-3 are expressed on TILs, dual therapy may increase response rates and/or effectiveness of immunotherapy. Currently, several anti–LAG-3 mAbs are under investigation in clinical trials, either as a monotherapy or in combination with anti–PD-1.

Sadhna Shankar, et al. Abstract No. P244, SITC 2017

MGD-013 Pre-clinical Background

In vitro studies were performed to evaluate the ability of MGD-013 to co-engage PD-1 and LAG-3 receptors within an enzyme dimerization assay. Briefly, serial equal molar dilutions of MGD-013, nivolumab replica, and/or relatlimab replica (negative control antibodies) were incubated with the DiscoverX PathHunter® U2OS PD1/LAG-3 dimerization cell line. PathHunter cells are genetically engineered to over-express the two proteins, whereby one protein is fused to Prolink and the second protein is fused to the enzyme acceptor (EA) of the β-galactosidase enzyme. As shown in the figure below, co-engagement of two proteins by MGD-013, but not anti-PD-1 and/or anti-LAG-3 mAbs, drives complementation between PK and EA, resulting in the reconstitution of an active β-galactosidase enzyme that cleaves a substrate to generate chemiluminescent signal.

Sadhna Shankar, et al. Abstract No. P244, SITC 2017

Clinical background

MGD-013 is currently in Phase I development in a basket trial of multiple tumour types.  The specific indication for MGD-013 has not been defined and data from the basket trial may inform on the selection of specific indications for further development.

Bemarituzumab (FPA144)

Overview

Gastric cancer, including gastroesophageal junction (GEJ) cancer, carries a poor prognosis, with five year OS rates below 30% for advanced stage disease (Stage III and IV) in the United States and China. China has one of the highest incidence rates of gastric cancer in the world, with approximately 680,000 new cases annually.

Bemarituzumab, which we licensed from Five Prime, is a humanized monoclonal antibody (IgG1 isotype) specific to the human FGFR2b receptor in clinical development as a targeted immuno-therapy for tumors that overexpress FGFR2b, including gastric and gastroesophageal cancer. In December 2017, Five Prime initiated dosing in a Phase I safety lead-in portion of its Phase I/III clinical trial of bemarituzumab in combination with the mFOLFOX6 chemotherapy regimen in patients with previously untreated, advanced gastric or gastroesophageal cancer. The randomized, controlled Phase III portion of the trial evaluating bemarituzumab plus chemotherapy, the FIGHT trial, was initiated in the second half of 2018 and Zai Lab enrolled the 1st patient in October 2018 in this global registrational study for the treatment of front-line gastric and gastroesophageal cancers. We and Five Prime intend to use the proposed global pivotal Phase III study and additional supportive data from clinical and nonclinical development to form the basis of an eventual marketing application for bemarituzumab both within and outside of China.

Five Prime has paused enrollment in the FIGHT trial pending the occurrence of a sufficient number of events to trigger a futility analysis that is expected to occur in mid-2020. Approximately 150 patients with newly diagnosed advanced stage gastric cancer were enrolled into the FIGHT trial before Five Prime paused enrollment in the fourth quarter of 2019. Five Prime expects that it will only resume enrollment in the FIGHT trial if the trial passes the futility analysis and Five Prime will look to enter into a collaboration or license agreement that will pay for all or substantially all of any future development and commercialization costs for bemarituzumab.

In March 2020, Five Prime announced the publication of results from the Phase I escalation and expansion study of bemarituzumab in patients with advanced solid tumors and FGFR2b-selected gastroesophageal adenocarcinoma in the digital edition of the Journal of Clinical Oncology. The purpose of the Phase I trial was to evaluate the safety, pharmacokinetics, and preliminary activity of single-agent bemarituzumab in patients with FGFR2b-overexpressing GEA. Seventy-nine patients were enrolled in the trial and no dose-limiting toxicities were reported. Bemarituzumab was well tolerated and the most frequent treatment-related adverse events (TRAEs) were fatigue, nausea, and dry eye. The overall response rate observed in this study of advanced-stage patients with high FGFR2b-overexpressing GEA was 17.9% (95% CI 6.1% to 36.9%) with five of 28 patients achieving a confirmed partial response.

Our Clinical Trial Designs and Strategy for Bemarituzumab (FPA144) in the China Market

As bemarituzumab is a targeted biologic, the clinical development of bemarituzumab will ultimately be in selected patients with alterations in the fibroblast growth factor receptor 2, or FGFR2, pathway that are most likely to respond to this novel agent. The tumor types most relevant to date include gastric, bladder, and possibly cholangiocarcinoma. Each of these cancers needs new therapeutic options. The FIGHT (bemarituzumab-004) study is designed to evaluate the efficacy, safety, and PK of bemarituzumab in combination with modified FOLFOX (infusional 5-FU, leucovorin, and oxaliplatin) (mFOLFOX6) chemotherapy treatment. Patients with gastrointestinal (GI) tumors will be enrolled in a Phase I safety run in, while the Phase III will enroll gastric cancer patients specifically selected for FGFR2 expression and/or FGFR2 gene amplification (FGFR2 selected) who are eligible for first-line mFOLFOX6 chemotherapy. The primary endpoint for Phase I part is the incidence of Grade 2 or higher AEs assessed as related to bemarituzumab by the Investigator and the incidence of clinical laboratory abnormalities defined as DLTs. The primary endpoint for the Phase III part is the OS, defined as time from enrollment until death from any cause.

China is participating in the Phase III part of above global trial and contributing largely on patient enrollment. In 2019, Five Prime suspended trial enrollment in order to conduct a futility analysis prior to continuing patient enrollment.  Patients enrolled into the trial are currently undergoing treatment and follow-up.

Bemarituzumab Mechanism of Action

Bemarituzumab is a humanized monoclonal antibody (IgG1 isotype) specific to the human FGFR2b receptor (National Center for Biotechnology Information; NCBI; reference sequence ID NP_001138385.1) that blocks FGF ligand binding to the receptor. Bemarituzumab is directed against the third Ig region of the FGFR2b receptor isoform, the region that is alternatively spliced and regulates ligand specificity. This antibody is glycosylated, but is produced in a Chinese hamster ovary (CHO) cell line that lacks the FUT8 gene (α1,6‑Fucosyltransferase) and therefore lacks a core fucose in the polysaccharide portion of the antibody. The absence of the core fucose results in higher affinity for the Fc receptor FcγRIIIa compared to the fucosylated molecule and potentially enhances immune cell-mediated tumor cell killing. The antibody has thus been glycoengineered for enhanced antibody‑dependent cell-mediated cytotoxicity (ADCC). Bemarituzumab inhibits FGF ligand-stimulated FGFR2b phosphorylation and cell proliferation in cell culture in FGFR2b overexpressing gastric and breast cancer cell lines. Bemarituzumab also inhibits tumor growth in FGFR2b overexpressing gastric and breast xenograft models. The 3 potential mechanisms of action of bemarituzumab thus include blocking ligand binding and downstream signaling, decreasing expression of the FGFR2b driver protein, and enhancing ADCC.

Bemarituzumab can produce complete and durable tumor growth inhibition in FGFR2b-overexpressing and FGFR2 gene-amplified gastric cancer xenografts in immune-compromised mice where FGFR2b is considered a driver of tumor growth. In addition, bemarituzumab demonstrates recruitment of natural killer (NK) cells and concomitant tumor growth inhibition in the 4T1 syngeneic tumor model with modest expression of FGFR2b. These data suggest that ADCC may be efficacious in patients without FGFR2 gene amplification with moderate FGFR2b overexpression, and that ADCC activity may be a major contributor to the mechanism of action in these patients.

Additionally, since bemarituzumab is specific for the FGFR2b receptor, it does not interfere with signaling of the other FGFs/ FGFRs, including FGFR2c. In contrast to the FGFR tyrosine kinase inhibitors (TKIs), bemarituzumab does not inhibit FGF23 signaling. FGF23 is a ligand involved in calcium/phosphate metabolism. Thus, treatment with bemarituzumab is not expected to cause the dose‑limiting hyperphosphatemia associated with the FGFR TKIs.

Bemarituzumab Pre-clinical and Clinical Background

Nonclinical Pharmacology

The nonclinical pharmacology program for bemarituzumab has been designed to assess the in vitro and in vivo pharmacologic action of bemarituzumab with particular focus on efficacy and safety. In vitro pharmacodynamic (PD) studies have been performed to characterize the binding affinity of bemarituzumab to FGFR2b in vitro, as well as to assess the ability of bemarituzumab to inhibit FGFR2b ligand binding, downstream signaling, and cell proliferation. In addition, the ability of bemarituzumab to induce ADCC has been determined in vitro. The in vivo pharmacology of bemarituzumab has been studied in animal models of tumor growth. Safety pharmacology studies including CNS, cardiovascular, and respiratory rate assessments have been incorporated into the toxicology studies. Bemarituzumab inhibits FGF ligand-stimulated FGFR2b phosphorylation and cell proliferation of FGFR2b‑overexpressing gastric and breast cancer cell lines. Bemarituzumab also inhibits tumor growth in FGFR2b‑overexpressing gastric and breast xenograft models, including regression in some models. In addition, Five Prime has demonstrated in vitro that bemarituzumab mediates ADCC in cells expressing FGFR2b.

Nonclinical Pharmacokinetics

The PK characteristics of bemarituzumab were investigated as a part of both nonclinical TK and PK studies in rat and cynomolgus monkey. Single-dose and repeat-dose studies evaluated bemarituzumab doses of 1–150 mg/kg. In those studies, bemarituzumab was administered intravenously, either as a bolus injection or a 30-minute infusion, and given weekly in the repeat-dose studies. Determination of serum concentrations of bemarituzumab and anti-bemarituzumab antibodies were performed using immunoassay methods developed by Five Prime and validated for use in GLP toxicology studies in rat and monkey.

Between rat and cynomolgus monkey, bemarituzumab demonstrated consistent PK behavior following IV administration, and the PK characteristics observed were consistent across all studies. Half‑life was dose-dependent ranging from approximately 20‑40 hours at low doses (1‑1.5mg/kg) to 100‑200+ hours at the highest doses (100‑150 mg/kg) tested in cynomolgus monkey. Estimates of the initial volume of distribution approximated the plasma volume, suggesting that bemarituzumab did not distribute beyond the plasma compartment immediately after dosing, which is typical of large proteins including antibodies.

The majority of antibodies demonstrate dose-dependent elimination consistent with target-mediated elimination, where clearance decreases as a function of dose (eg, trastuzumab, rituximab, gemtuzumab, and panitumumab). Bemarituzumab demonstrated dose-dependent, nonlinear PK, similar to what has been observed for other mAbs. This was marked by a faster clearance at the terminal phase of the plasma concentration-time profile, a greater than dose-proportional increase in exposure with increasing dose, and a longer half-life with increasing dose. Target-mediated clearance was saturable at doses ≥ 10 mg/kg for single doses and doses ≥ 5 mg/kg following repeat doses, marked by dose-proportional increases in exposure at doses exceeding this level when dosed at weekly intervals. Since bemarituzumab binds equivalently to rat, monkey, and human FGFR2b, the nonclinical data provide a solid foundation to understanding the profile in clinical studies with bemarituzumab.

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

Nonclinical Toxicology

Six nonclinical in vivo toxicology studies were performed using bemarituzumab: two studies in rat and four studies in monkey. In rat, a dose-range finding, repeat-dose toxicology study (four weekly doses of 1.5, 30, or 150 mg/kg and a repeat-dose GLP toxicity study of 13 weekly doses of 1, 5, or 100 mg/kg with a nine‑week recovery phase) were performed. In monkey, a single-dose PK/tolerability study (single dose of 10 mg/kg), a dose-range finding, repeat-dose toxicology study (four weekly doses of 1.5, 30, or 150 mg/kg), an ophthalmic–focused, repeat-dose tolerability study (four weekly doses of 1.5, 5, 15, 30, or 150 mg/kg), and a repeat-dose GLP toxicology study (13 weekly doses of 1, 5, or 100 mg/kg with a 15-week recovery phase) were performed.

Bemarituzumab was well-tolerated when administered intravenously once per week for 4 weeks at doses up to 150 mg/kg in rats. Corneal epithelium thinning was seen in animals receiving bemarituzumab at 1.5 mg/kg and higher, and these findings were considered treatment-related. The additional corneal changes were also considered treatment-related, but it is unclear whether they are a direct effect or secondary to the corneal thinning. For the hypertrophic changes in the RPE, it is unclear if the changes are a direct treatment-related effect since changes to the RPE can be caused by a multitude of factors. No pathological findings were detected in the RPE in the 13‑week GLP rat toxicity study.

Bemarituzumab was well tolerated when administered by IV once per week for 4 doses up to 150 mg/kg in cynomolgus monkeys. Findings potentially related to bemarituzumab were corneal epithelium thinning and a unilateral cataract in one high-dose animal.

Bemarituzumab administered to rats once per week for 13 weeks at 1, 5, or 100 mg/kg resulted in treatment-related findings at all dose levels, although most of the effects occurred or were more pronounced in animals given 5 and 100 mg/kg. The most prominent findings were tooth abnormalities (clinical, macroscopic, and microscopic findings) and body weight loss/lack of weight most likely secondary to the tooth findings that necessitated early euthanasia of three animals at 100 mg/kg, ocular findings (ophthalmic and microscopic findings), macroscopic and/or microscopic findings in the Harderian gland and oral mucosa at 5 mg/kg and 100 mg/kg, and macroscopic and/or microscopic findings in the tongue at all dose levels. Bemarituzumab-related but non-adverse microscopic findings were also noted in the mammary gland of animals in all dose groups. With the exception of bemarituzumab‑related effects on incisors, some degree of recovery was evident for all findings at the end of the recovery phase. Since all findings in the 1 mg/kg dose group were minimal, without clinical consequences, and recoverable, the HNSTD was determined to be 1 mg/kg when given weekly for 13 weeks.

Bemarituzumab given to male and female cynomolgus monkeys by IV infusion once per week for 13 weeks at 1, 5, or 100 mg/kg was well tolerated. Bemarituzumab-related effects were limited to microscopic findings of corneal atrophy in animals given 5 and 100 mg/kg and mammary gland atrophy in females from all dose groups. These findings were not associated with clinical sequelae and were not observed at the end of the recovery phase, indicating complete recovery. Therefore, based on the lack of other correlating findings or changes (eg, ophthalmic findings or clinical observations) and the demonstrated reversal, neither bemarituzumab-related microscopic finding was considered adverse. The HNSTD is considered to be above the 100 mg/kg level when given weekly for 13 weeks.

The data from the tissue cross-reactivity study demonstrated that the expression of the target of bemarituzumab is similar between the species used for toxicology studies and humans, and suggest that the safety findings from the nonclinical toxicology studies are likely to apply to the clinic.

Examinations of the reproductive organs in the toxicological studies demonstrated no evidence of reproductive target toxicity. No specific reproductive toxicity tests have been conducted for bemarituzumab to date.

Bemarituzumab is an IgG1 monoclonal antibody directed against FGFR2b and is being developed for the treatment of malignancies that overexpress FGFR2b. The toxicology and TK studies with bemarituzumab were completed in rat and cynomolgus monkey to support the design of the clinical trial.

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

Bemarituzumab is a recombinant, afucosylated, humanized immunoglobulin G1 (IgG1) kappa monoclonal antibody directed against FGFR2b. bemarituzumab is glycoengineered for enhanced antibody-dependent cell-mediated cytotoxicity (ADCC). Pre-clinically, bemarituzumab blocks ligand binding and acts as a targeted immunotherapy that drives NK cells and recruits T cells into targeted tumors. As well as driving NK cells into tumors, in vivo pre-clinical studies have shown that bemarituzumab creates an “inflamed” tumor microenvironment consisting of recruited T cells and elevated levels of programmed death-ligand 1 (PD-L1). The three potential mechanisms of action of bemarituzumab include blocking ligand binding and downstream signaling, decreasing expression of the FGFR2b driver protein, and ADCC.

Bemarituzumab is being developed in combination with chemotherapy for the treatment of patients with unresectable, locally advanced, or metastatic gastric cancer including cancer of the GEJ whose tumors overexpress FGFR2b, as determined by an investigational device(s) being developed as a companion diagnostic test(s). Evaluation of this agent in patients with gastric cancer whose tumors have alterations of FGFR2 is an important strategy to improve the outcome for these patients.

A Phase I study, bemarituzumab-001, entitled “A Phase I Open-Label, Dose-Finding Study Evaluating Safety and Pharmacokinetics of bemarituzumab in Patients with Advanced Solid Tumors” is ongoing in the United States, South Korea, and Taiwan. Safety and efficacy data in 74 patients, including preliminary data from an expansion cohort of 24 gastric cancer patients with high FGFR2b overexpression (IHC 3+ intensity in ≥ 10% of tumor cells as determined in a laboratory developed test), support further clinical investigation of bemarituzumab in patients with FGFR2b-selected tumors. Based on an August 7, 2017 data cut, treatment with bemarituzumab resulted in no dose-limiting toxicities

(DLTs) reported at doses up to 15 mg/kg administered every two weeks. Of the 74 patients who have received at least one dose of bemarituzumab, 50 patients had gastric cancer, of whom 24 had gastric cancer with high FGFR2b overexpression and were evaluable for response. Of these 24 patients, four, or 16.7% (95% CI 4.7-37.4%), reported a radiographically confirmed partial response (PR) per Response Evaluation Criteria in Solid Tumors (RECIST) criteria (version 1.1). The median duration of response (DoR) in these four patients was 15.4 weeks (95% CI 9.1 to 19.1 weeks). Conversely, no responses were reported in the 25 patients with gastric cancer who either had low or moderate FGFR2b overexpression, were IHC negative, or who had unknown FGFR2b status. One patient with gastric cancer did not have measurable disease and was inevaluable for response.

To address the unmet medical need of patients with unresectable, locally advanced, or metastatic gastric cancers and based on the preliminary Phase I data, Five Prime is proposing bemarituzumab‑004 (FIGHT), a double-blind, randomized, controlled, global Phase III study of bemarituzumab in combination with modified FOLFOX6 (mFOLFOX6) chemotherapy, preceded by a Phase I safety run-in. The Phase I safety run-in will be conducted in the United States and will assess safety and tolerability and identify the recommended dose (RD) of bemarituzumab as an add-on therapy to fluorouracil, leucovorin, and oxaliplatin (mFOLFOX6, a combination that is used globally) for patients with gastrointestinal (GI) tumors. The global Phase III portion of the study will evaluate the efficacy and safety of bemarituzumab in combination with mFOLFOX6 versus placebo in combination with mFOLFOX6 in patients with unresectable, locally advanced, or metastatic gastric cancers whose tumors have FGFR2b overexpression, as determined by an IHC assay, and/or FGFR2 amplification, as determined by a circulating tumor DNA (ctDNA) assay. The proposed Phase III study will enroll a majority of Asian patients, from countries including Japan, South Korea, Taiwan, Thailand, and China. The proposed Phase III study will employ 2 diagnostic assays, the Ventana Medical Systems, Inc. FGFR2b IHC assay and the Personal Genome Diagnostics (PGDx) next-generation sequencing (NGS) assay for FGFR2 testing. The goal is to establish the clinical utility of the IHC and NGS assays for use as companion diagnostic tests. The primary endpoint for the proposed Phase III study will be OS, supported by a principle secondary endpoint of investigator-assessed PFS. Other secondary and exploratory endpoints include overall response rate (ORR), DoR, and physical function, as measured by EQ-5D-5L and EORTC QLQ-C30. Additional development of bemarituzumab for the treatment of gastric cancer includes bemarituzumab-002, a Phase I pharmacokinetic (PK) safety study in Japan. This dose escalation study is designed to assess the PK and safety of single agent bemarituzumab and will identify the RD for single agent bemarituzumab in Japanese patients. The first cohort of three patients treated on bemarituzumab-002 had no DLTs reported at doses of 10 mg/kg administered every two weeks.

Omadacycline (ZL-2401)

Omadacycline is a broad-spectrum antibiotic in a new class of tetracycline derivatives, known as aminomethylcyclines. Omadacycline is primarily being developed for ABSSSI, CABP and UTI in both the hospital and community settings and is designed to overcome the two major mechanisms of tetracycline resistance, known as pump efflux and ribosome protection. Omadacycline has been granted QIDP and Fast Track status by the FDA. The drug has been administered to over 1,500 patients and has an established safety and tolerability profile. In October 2018, following priority review, Omadacycline was approved by FDA for both indications and for both the IV and oral once-daily formulations.

In June 2016, Paratek announced positive top-line efficacy data in a Phase III registration study in ABSSSI which demonstrated the efficacy and safety of IV to oral once-daily omadacycline compared to linezolid. In April 2017, Paratek announced positive top-line results from a global, pivotal Phase III clinical study in CABP which demonstrated the efficacy, general safety and tolerability of IV to oral omadacycline compared to moxifloxacin. In July 2017, Paratek also announced positive top-line results from a Phase III study comparing oral-only administration of omadacycline in ABSSSI compared to oral-only linezolid, which met all of its primary endpoints.

Omadacycline was approved by the FDA in October 2018 for both indications. It was launched as NUZYRA in the United States in February 2019. It is labeled for once-daily oral or intravenous administration for the treatment of adults with CABP and ABSSSI. The European Marketing Authorization Application for oral and IV omadacycline was submitted in October 2018.

In October 2019, Paratek announced that it is withdrawing its application in Europe for Nuzyra for business reasons. While approvable by EMA for skin infections, EMA requested a second study in CABP to meet current European regulatory standards of two Phase III studies in the indication. Paratek plans to re-submit application to EMA following completion of the planned Post-Marketing Approval CABP study already agreed with the FDA.Paratek conducted two exploratory studies in UTI for dose-finding purposes, one in women with acute cystitis (cUTI) and another in patients with pyelonephritis (cUTI). As per a press release in October 2019, Paratek plans to conduct additional analyses and investigations for these UTI indications.

We obtained the exclusive license to develop, manufacture and commercialize omadacycline in the field of all human therapeutic and preventative uses (other than biodefense) in China, Hong Kong, Macau and Taiwan in April 2017. In March 2020, Zai Lab entered into a contract sales agreement with Hanhui, a local pharmaceutical company with a strong commercial presence in antibiotics. The agreement allows us to leverage Hanhui’s existing infrastructure to optimize a potential future commercial launch of omadacycline in China given that omadacycline is a broad spectrum antibiotic in both the hospital and community setting.

Our Clinical Trial Designs and Strategy for Omadacycline in the China Market

We have completed the technology transfer stage and discussed with key opinion leaders our planned China development activities in preparation for NMPA interactions. We have submitted documents and filed for an investigational new drug application, or IND, with Chinese health authorities in January 2018 and submitted our NDA in December 2019.

Zai has actively engaged key opinion leaders in discussions on our planned China development strategy, on study design in China, and the interpretation or data from the program.

We have also completed a bioequivalence study for the oral tablet which showed almost identical PK exposures of the new China-produced formulation comparison to the formulation used by Paratek in the clinical trial program.

We have completed a microbiology study investigating the activity of omadacycline against pathogens obtained from Chinese and other Asian patients. In this pilot trial of 3,832 isolates, omadacycline activity was essentially identical to the susceptibility results obtained in a larger 2016 surveillance study of 21,000 isolates conducted outside China (mainly in the United States and the European Union). These data have been published in an article titled “Antimicrobial Activity of Omadacycline Tested against Clinical Bacterial Isolates from Hospitals in mainland China, Hong Kong and Taiwan: Results from the SENTRY Antimicrobial Surveillance Program (2013 to 2016)” in Antimicrobial Agents and Chemotherapy 2019 63 (3): e02262-18. doi: 10.1128/AAC.02262-18].  We have also completed a microbiology study against 1,041 more recent patient isolates from China. This study further confirmed the undiminished activity of omadacycline against ABSSSI and CABP pathogens; publication of this data is pending.

We have also conducted a PK study in Chinese patients with both the IV and oral formulation. This study showed similar exposure to Caucasians with the selected dosing regimens for the IV formulation and somewhat higher but well tolerated exposures with the PO formulation.  PK/PD analysis suggest that omadacycline IV and PO at standard doses will provide excellent coverage against pathogens from Chinese sources.

We have enrolled 125 patients in a ABSSSI in our clinical efficacy study with linezolid as comparator.  Results showed equal clinical efficacy in both treatment arms.  Likewise, the safety/tolerability of omadacycline in Chinese patients was excellent. These studies were part of our bridging plan for regulatory approval in China as discussed with regulators.  They also were designed, conducted and analyzed in collaboration with Chinese KOLs in PK, microbiology and infectious disease.

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

Omadacycline – Pharmacokinetics

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

Omadacycline  Clinical Results

Phase III Pivotal Trial—ABSSSI / OASIS—ABSI 1108

Omadacycline was statistically non-inferior to linezolid IV/PO in a direct comparison study following a protocol established under an SPA agreed to with the FDA as well as the criteria outlined by the EMA. In this trial, patients with wound infections, major abscesses, and erysipelas/cellulitis were enrolled in equal numbers. On average, patients received IV omadacycline for 4.4 days, and oral omadacycline for 5.5 days.

S. aureus (both MSSA and MRSA) was the predominant pathogen isolated from patients followed by streptococci. Clinical response and bacterial eradication rates showed the high efficacy of omadacycline against skin pathogens including MRSA.

Figure 7: Omadacycline vs Linezolid—ABSSSI Trial—Primary Efficacy Outcomes

Figure 8: Early Clinical Success by Pathogen—micro-mITT Population

The safety / tolerability profile was very similar between the treatment arms with only a slightly higher rate of gastrointestinal side effects and infusion site reactions in omadacycline recipients. There was no significant imbalance in treatment emergent adverse events, or TEAEs, serious TEAEs, premature discontinuations or deaths.

This study was recently published in the New England Journal of Medicine (W O’Riordan et al. Omadacycline for Acute Bacterial Skin and Skin-Structure Infections, N Engl J Med 2019; 380:528-538).

Figure 9: Study ABSI-1108: Most Frequent TEAEs (> 3%)—Safety Population

	Omadacycline	Linezolid
	N = 323	N = 322
	%	%
Subjects with Any TEAE	48.3	45.7
Nausea	12.4	9.9
Infusion Site Extravasation	8.7	5.9
Subcutaneous Abscess	5.3	5.9
Vomiting	5.3	5.0
Cellulitis	4.6	4.7
Headache	3.1	4.0
ALT Increased	2.8	4.3
AST Increased	2.5	3.7
Diarrhea	2.2	3.1

Phase III Pivotal Trial—CABP / OPTIC—CABP1200

Omadacycline was non-inferior to moxifloxacin IV/oral in this direct comparison study following a protocol established under an SPA agreed with the FDA as well as the criteria outlined by the EMA. In this trial, patients with PORT Class II—IV were recruited; less than 25% of patients had received non-study antibiotics before enrollment.

Streptococcus pneumoniae and Mycoplasma pneumoniae were the predominant pathogens isolated, followed by H. influenzae, H. parainfluenzae, Legionella and Chlamydophila. The clinical response rates were high for all respiratory pathogens isolated at entry and very similar between omadacycline and moxifloxacin, a powerful respiratory fluoroquinolone.

Figure 10: CABP Study—OPTIC: Primary Efficacy Results—FDA Analysis

Figure 11: CABP Study—OPTIC: Primary Efficacy Results—EMA Analysis

Figure 12: CABP Study—OPTIC: Clinical Success at PTE by Baseline Pathogen

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
*10 or More lsolates for Omadacycline

Neither gastrointestinal side effects nor IV infusion reactions occurred more frequently in the omadacycline arm than in the comparator arm. Cardiovascular signs and symptoms and liver function test abnormalities occurred in both study arms with similar frequency.

This study was recently published in the New England Journal of Medicine (R Stets et al.. Omadacycline for Community-Acquired Bacterial Pneumonia, N Engl J Med 2019; 380:517-527).

Figure 13: TEAEs in CABP Trial

	Omadacycline (N = 382) n(%)	Moxifloxacin (N = 388) n(%)
Subjects with at Least One TEAE	157 (41.1)	188 (48.5)
ALT Increased	14 (3.7)	18 (4.6)
Hypertension	13 (3.4)	11 (2.8)
GGT Increased	10 (2.6)	8 (2.1)
Insomnia	10 (2.6)	8 (2.1)
Vomiting	10 (2.6)	6 (1.5)
Constipation	9 (2.4)	6 (1.5)
Nausea	9 (2.4)	21 (5.4)
AST Increased	8 (2.1)	14 (3.6)
Headache	8 (2.1)	5 (1.3)

Phase III trial – ABSSSI /OASIS-2

Paratek’s third Phase III clinical study (OASIS-2) was an oral-only administration of omadycline in ABSSSI compared to oral-only linezolid. Oral, once daily omadycline met the FDA-specified primary efficacy endpoint of statistical non-inferiority in the modified intent-to-treat, or mITT, population (10% non-inferiority margin, 95% confidence interval) compared to oral, twice daily linezolid at the early clinical response, or ECR, 48-72 hours after initiation of therapy. The ECR rates for the omadycline and linezolid treatment arms were 87.5% and 82.5%, respectively. In addition, omadycline met specified co-primary endpoints for the EMA, which are key secondary endpoints for the FDA. For these endpoints, non-inferiority in the mITT and clinically evaluable populations in at the post treatment evaluation, seven to 14 days after end of treatment, omadycline demonstrated a high response rate and met statistical non-inferiority to linezolid for both populations using a pre-specified 95% confidence interval. High success rates were observed with response rates of 84.2% (omadycline) vs. 80.8% (linezolid) and 97.9% (omadycline) vs. 95.5% (linezolid), respectively.

The most common TEAEs in omadycline-treated patients (occurring in ≥ 3% of patients) were gastrointestinal adverse events of omadycline vs. linezolid included: vomiting (16.8% vs. 3.0%), nausea (30.2% vs. 7.6%), diarrhea (4.1% vs. 2.7%). In addition, alanine aminotransferase, or ALT, increase (5.2% with omadycline vs. 3.0% with linezolid), aspartate aminotransferase increases (4.6% with omadycline vs. 3.3 for linezolid) and headache (3.5% with omadycline vs. 2.2% with linezolid). Drug-related TEAEs were 37.8% for omadycline vs. 14.2% for linezolid (including gastrointestinal events). Discontinuation for TEAEs was uncommon, 1.6% for omadycline vs. 0.8% for linezolid. Serious TEAEs occurred in 1.4% of omadycline patients and 1.4% of linezolid patients; only one serious TEAE was considered related to the study drug and the event occurred in a linezolid patient.

Phase II studies

In a small study (N=111) conducted in cSSSI patients omadycline showed comparable efficacy and safety to linezolid IV/PO ± aztreonam. However, the design of the Phase II study (and a truncated Phase III study with 68 patients) was no longer consistent with newer FDA guidance issued for ABSSSI in 2008 which required, among other changes, an early efficacy read-out at 48-72 hours.

In addition, this early omadycline program used a 200 mg oral step-down dose that proved to not be bioequivalent to the 100 mg IV dose. Hence, these data are now considered supportive and cannot be merged easily with the larger pivotal program trials in ABSSSI and CABP that were conducted with FDA guidance and bioequivalent IV to oral step-down dosing.

A Phase II study (IV and oral) in patients with acute pyelonephritis was initiated by Paratek in 2018.

Phase I studies

Omadycline has been evaluated in more than 20 Phase I studies, including food-effect, age and gender, and renal / hepatic insufficiency studies.

Omadycline has a very favorable PK profile. It was absorbed well; its plasma T 1/2 of 14-20 hours permitted once-daily dosing. The drug was not metabolized and drug-drug interactions were minimal. In contrast to other tetracyclines, which paradoxically display dose-dependent increases in protein binding, 80% of omadycline remained available as free drug. Excretion was via biliary and urinary routes. Data from hepatic and renal impairment studies showed that dose adjustments are not needed for patients with either condition.

In bioequivalence studies, the 300 mg oral dose was found to match the area under the curve of the 100 mg IV dose within the 80-125% range.

Omadycline was negative on hERG testing and had no appreciable effect on cardiac conduction in a Thorough QT trial at supra-therapeutic doses. However, in animal tests and during Phase I, a dose-dependent elevation of blood pressure (systolic and diastolic) and heart rate were observed. Omadycline was found to be an acetylcholine antagonist for muscarinic receptor subtype M2, essentially acting as a vagolytic agent. In subsequent patient studies, these effects were less pronounced or absent and clinically asymptomatic. All Phase II and III studies included systematic cardiovascular pre- and post-dose monitoring of blood pressure and heart rate to further characterize these effects both qualitatively and quantitatively.

An ELF study showed excellent penetration of omadycline into bronchoalveolar lavage fluid and into alveolar macrophages.

A cystitis (uUTI) study was conducted by Paratek to obtain PK information for different oral dosing regimens of omadycline.

Durlobactam (ZL-2402)

Durlobactam is a novel β-lactamase inhibitor of class A, C, and D beta-lactamases. As such it is active against multiple members of the β-lactamases commonly found in Acinetobacter baumannii. In particular, it is a potent inhibitor of several Class D enzymes which confer MDR to many β-lactam antibiotics. In combination with sulbactam, durlobactam reduces the minimum inhibitory concentration, or MIC, against this organism and restores susceptibility to sulbactam. It is being developed by Entasis as SUL-DUR, a combination of durlobactam and sulbactam. The microbiologic efficacy of this combination was demonstrated in large studies of well-characterized MDR Acinetobacter isolates from diverse regions, including Asia. SUL-DUR was bactericidal and active against penem-resistant Acinetobacter organisms. SUL-DUR was synergistic with imipenem, further lowering MICs on in-vitro testing. The FDA has granted SUL-DUR QIDP, Fast Track and Priority Review status.

Durlobactam without sulbactam but in combination with other β-lactams lowered the MICs for E. coli, K. pneumoniae and P. aeruginosa compared to the partner β-lactam antibiotic alone. Entasis has conducted a comprehensive Phase I safety and PK program for durlobactam. Single ascending dose and multiple ascending dose studies showed that durlobactam alone and in combination with sulbactam or imipenem is well tolerated and safe. There were no noticeable drug-drug interactions.

Entasis plans to develop SUL-DUR for the treatment of severe A. baumannii infections. Entasis has finished a Phase II cUTI trial in 2018 and started enrollment in the pivotal Phase III trial in MDR Acinetobacter infections in the second half of 2019.

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

Of great concern, colistin resistance has been reported in recent years, especially from Asia, in E. coli and in K. pneumoniae. So far, there is only scattered report of mcr-1 resistance in Acinetobacter have been reported but the risk is high that chromosomal and – more ominously – plasmid mediated resistance may spread to other bacteria, especially in an environment with high veterinary colistin use like in China. Recent case reports of successful treatment with experimental phage therapy as a last resort when available antibiotics fail. Severe Acinetobacter infections are associated with mortality rates of 50-60% despite intensive medical care. These infections usually present as blood-stream infections or hospital-acquired pneumonia. Less severe infections of the skin and urinary tract are not uncommon.

The frequency of Acinetobacter infections is on the rise world-wide. In the United States and the European Union, the incidence of infection is between 80,000 and 120,000 patients per year in each region. The incidence is higher in the Asia Pacific region and especially in China where the organism ranks among the most frequent isolates in intensive care unit patients. In 2015, over 180,000 infections were reported from China alone. In Japan, over 30,000 cases were reported for 2015, which is an increase of approximately 50% since 2012.

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

Durlobactam is a non-β-lactam BLI of the DBO class. It has structural similarities to avibactam, a BLI recently approved in combination with ceftazidime (Avycaz). However, durlobactam has demonstrated much greater potency against many β-lactamases, especially the Class D OXA enzymes prevalent in Acinetobacter.

Overview of Our License Agreements

Tesaro (now GSK)

In September 2016, we entered into a collaboration, development and license agreement with Tesaro (now GSK) under which we obtained an exclusive sublicense under certain patents and know-how that Tesaro licensed from Merck Corp. and AstraZeneca UK Limited to develop, manufacture, use, sell, import and commercialize Tesaro’s proprietary PARP inhibitor, niraparib (ZEJULA), in mainland China, Hong Kong and Macau, or licensed territory, in the licensed field of treatment, diagnosis and prevention of any human diseases or conditions (other than prostate cancer). We also obtained the right of first negotiation to obtain a license to develop and commercialize certain follow-on compounds of niraparib being developed by Tesaro (now GSK) in our licensed field and licensed territory. Under the agreement, we agreed not to research, develop or commercialize certain competing products and we also granted Tesaro (now GSK) the right of first refusal to license certain immuno-oncology assets developed by us.

We are obligated to use commercially reasonable efforts to develop and commercialize the licensed products in our licensed field and licensed territory. We are also responsible for funding all development and commercialization of the licensed products in our licensed territory.

We also agree to take any action or omission reasonably requested by Tesaro (now GSK) that is necessary or advisable to maintain compliance with the terms of the license agreements between Tesaro (now GSK) and each of Merck Corp. and AstraZeneca UK Limited.

Under the terms of the agreement, we made an upfront payment of $15.0 million and accrued a development milestone payment of $3.5 million to Tesaro (now GSK). On top of those, if we achieve other specified regulatory, development and commercialization milestones, we may be additionally required to pay further milestone payments of up to $36.0 million to Tesaro (now GSK). In addition, if we successfully develop and commercialize the licensed products, we will pay Tesaro (now GSK) tiered royalties at percentage rates in the mid- to high-teens on the net sales of the licensed products, until the later of the expiration of the last-to-expire licensed patent covering the licensed product, the expiration of regulatory exclusivity for the licensed product, or the tenth anniversary of the first commercial sale of the licensed product, in each case on a product-by-product and region-by-region basis. In February 2018, we entered into an amendment with Tesaro (now GSK) to eliminate Tesaro’s option to co-market niraparib in the licensed territory.

The agreement with Tesaro (now GSK) will remain in effect until the expiration of the royalty term and may be earlier terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency or by mutual agreement of the parties. In addition, we have the right to terminate the agreement for convenience at any time upon advance notice to Tesaro (now GSK). Upon early termination of the agreement, we must grant to Tesaro (now GSK) an exclusive license under certain of our intellectual property to develop and commercialize the licensed products outside the licensed territory.

Novocure

In September 2018, we entered into a license and collaboration agreement with Novocure. Under the terms of the agreement, Novocure exclusively licensed to us the rights to perform clinical studies, sublicensable to affiliates and third parties (subject to Novocure’s consent), sell, offer for sale and import Tumor Treating Fields products in the field of oncology, each, a licensed product and collectively, the licensed products, in China, Hong Kong, Macau and Taiwan, or the territory. In partial consideration for the license grant to us for the territory, we paid Novocure a non-refundable, upfront license fee in the amount of $15.0 million. We also agreed to pay certain development, regulatory and commercial milestone payments up to an aggregate of $78.0 million, and tiered royalties at percentage rates from ten up to the mid-teens on the net sales of the Licensed Products in the Territory.

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

Deciphera

In June 2019, we entered into a license agreement with Deciphera. Under the terms of the agreement, Deciphera exclusively licensed to us the rights to perform clinical studies, sublicenseable to affiliates without Deciphera’s consent and third parties (subject to Deciphera’s consent), sell, offer for sale and import ripretinib, each, a licensed product, in the field of the prevention, prophylaxis, treatment, cure or amelioration of any disease or medical condition in humans in China, Hong Kong, Macau and Taiwan. In partial consideration for the license grant to us for the territory, we paid Deciphera a non-refundable, up-front license fee in the amount of $20.0 million and a milestone payment of $5.0 million. We also agreed to pay certain additional development, regulatory and commercial milestone payments up to an aggregate of $180.0 million, and tiered royalties at percentage rates from low- to high-teens on the net sales of the licensed products in the territory.

We will purchase the licensed products exclusively from Deciphera at a certain mark up of Deciphera’s fully burdened manufacturing cost. The agreement continues, on a region-by-region and licensed product-by-licensed product basis, in effect until the expiration of and payment by us of all of our royalty payment obligations applicable to such licensed product and such region as specified in the agreement. Each party may terminate the agreement upon the material breach of a material term of the agreement by the other party, subject to the ability to cure. In addition, we may terminate the agreement for convenience on 180 days’ prior notice, and Deciphera may terminate the agreement due to our patent challenge against certain Deciphera’s patents, subject to the ability to cure and dispute resolution mechanisms if disputes arise with respect to such failure or material violation, each as defined in the agreement.

Regeneron

In April 2020, we entered into a Collaboration Agreement with a wholly-owned subsidiary of Regeneron Pharmaceuticals, Inc., or Regeneron. Under the terms of the agreement, Regeneron will receive a $30.0 million non-refundable, upfront payment and is eligible to receive up to $160.0 million in additional regulatory and sales milestones. We will contribute to the global development costs for REGN1979 for certain trials and will receive the rights to develop and exclusively commercialize REGN1979 in oncology in mainland China, Hong Kong, Taiwan and Macau. Additionally, we will make payments to Regeneron based on net sales, such that Regeneron shares in a significant portion of any potential profits. Regeneron will be responsible for the manufacture and supply of REGN1979 for development and commercialization in the region.

MacroGenics

In November 2018, we entered into a collaboration agreement with MacroGenics. Under the terms of the collaboration agreement, MacroGenics exclusively licensed to us regional development and commercialization rights to margetuximab, MGD-013 and an undisclosed multi-specific TRIDENT molecule in pre-clinical development, or the TRIDENT molecule, and, together with margetuximab and MGD0213, each, a licensed product, in China, Hong Kong,

Macau and Taiwan, or the territory. In partial consideration for the license grant to us for the territory, we paid MacroGenics a non-refundable, up-front license fee in the amount of $25.0 million. We also agreed to pay certain development and regulatory-based milestone payments up to an aggregate of $140.0 million, and tiered royalties at percentage rates of mid-teens to 20% for net sales of Margetuximab in the territory, mid-teens for net sales of MGD-013 in the territory and 10% for net sales of TRIDENT molecule in the territory.

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

Incyte

In July 2019, we entered into a collaboration and license Agreement with Incyte. Under the terms of the agreement, Incyte exclusively licensed to us the rights to perform clinical studies, sublicenseable to affiliates in China, Hong Kong, Macau and Taiwan without Incyte’s consent and other affiliates and third parties (subject to Incyte’s consent), sell, offer for sale and import INCMGA0012 (PD-1) in the filed of the treatment, palliation, diagnosis or prevention of diseases in the fields of hematology or oncology in humans in China, Hong Kong, Macau and Taiwan. In partial consideration for the license grant to us for the territory, we paid Incyte a non-refundable, up-front license fee in the amount of $17.5 million. We also agreed to pay certain development, regulatory and commercial milestone payments of up to an aggregate of $60.0 million, and tiered royalties at percentage rates from low- to high-twenties on the net sales of INCMGA0012 (PD-1) in China, Hong Kong, Macau and Taiwan.

We will purchase Licensed Products exclusively from Incyte at Incyte’s fully burdened manufacturing cost. The agreement continues, on a region-by-region and Licensed Product-by-Licensed Product basis, in effect until the expiration of and payment by us of all of our royalty payment obligations applicable to such Licensed Product and such region as specified in the agreement. Each party may terminate the agreement upon the material breach of a material term of the agreement by the other party, subject to the ability to cure. In addition, we may terminate the agreement for convenience on 60 days’ prior notice, and Incyte may terminate the agreement due to our development or commercialization diligence failures, subject to the ability to cure and dispute resolution mechanisms if disputes arise with respect to such failure or material violation, each as defined in the agreement.

Five Prime

In December 2017, we entered into a collaboration and license agreement with Five Prime, under which we obtained exclusive rights to develop and commercialize Five Prime’s proprietary afucosylated FGFR2b antibody known as bemarituzumab (FPA144), and all fragments, conjugates, derivatives and modifications thereof in China, Hong Kong, Macau and Taiwan, or the licensed territory.

We are responsible for (i) developing and commercializing licensed products under a territory development plan (ii) performing certain development activities to support Five Prime’s global development and registration of licensed products, including Five Prime’s global Phase III registrational trial of bemarituzumab (FPA144) in combination with FOLFOX in front-line gastric and gastroesophageal cancer, or the bemarituzumab (FPA144)-004 Study, in the licensed territory under a global development plan.

Under the terms of the agreement, we made an upfront payment of $5.0 million and a milestone payment of $2.0 million to Five Prime. Additionally, we may be required to pay further development and regulatory milestone payments of up to an aggregate of $37.0 million to Five Prime.

We are also be obligated to pay Five Prime a royalty, on a licensed product-by-licensed product and region-by-region basis, in the high teens or low twenties, depending on the number of patients we enroll in the bemarituzumab (FPA144)-004 study, subject to reduction in certain circumstances, on net sales of each licensed product in the licensed territory until the latest of (i) the 11th anniversary of the first commercial sale of such licensed product in such region, (ii) the expiration of certain patents covering such licensed product in such region, and (iii) the date on which any applicable regulatory, pediatric, orphan drug or data exclusivity with respect to such licensed product expires in such region.

Under the terms of the agreement, provided that we enroll and treat a specified number of patients in the bemarituzumab (FPA144)-004 study in China, we are eligible to receive a low single-digit percentage royalty, on a licensed product-by-licensed product basis on net sales of a licensed product outside the licensed territory until the 10th anniversary of the first commercial sale of each such licensed product outside the licensed territory.

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

Paratek

In April 2017, we entered into a license and collaboration agreement with Paratek Bermuda, Ltd., a subsidiary of Paratek, under which we obtained both an exclusive license under certain patents and know-how of Paratek Bermuda Ltd. and an exclusive sub-license under certain intellectual property that Paratek Bermuda Ltd. licensed from Tufts University to develop, manufacture, use, sell, import and commercialize omadacycline (ZL-2401) in mainland China, Hong Kong, Macau and Taiwan, or licensed territory, in the field of all human therapeutic and preventative uses other than biodefense, or the licensed field. Under certain circumstances, our exclusive sub-license to certain intellectual property Paratek Bermuda Ltd. licensed from Tufts University may be converted to a non-exclusive license if Paratek Bermuda Ltd.’s exclusive license from Tufts University is converted to a non-exclusive license under the Tufts Agreement. We also obtained the right of first negotiation to be Paratek Bermuda Ltd.’s partner to develop certain derivatives or modifications of omadacycline in our licensed territory. Paratek Bermuda Ltd. retains the right to manufacture the licensed product in our licensed territory for use outside our licensed territory. We also granted to Paratek Bermuda Ltd. a non-exclusive license to certain of our intellectual property for Paratek Bermuda Ltd. to develop and commercialize licensed products outside of our licensed territory. Under the agreement, we agreed not to commercialize certain competing products in our licensed territory. We are obligated to use commercially reasonable efforts to develop and commercialize the licensed products in our licensed field and licensed territory, including making certain regulatory filings within a specified period of time.

Under the terms of the agreement, we made an upfront payment of $7.5 million and a milestone payment of $5.0 million to Paratek Bermuda Ltd. and we may be required to pay further milestone payments of up to an aggregate of $49.5 million to Paratek Bermuda Ltd. for the achievement of certain development and sales milestone events. In addition, we will pay to Paratek Bermuda Ltd. tiered royalties at percentage rates in the range of low- to mid-teens on the net sales of licensed products, until the later of the abandonment, expiration or invalidation of the last-to-expire licensed patent covering the licensed product, or the eleventh anniversary of the first commercial sale of the licensed product, in each case on a product-by-product and region-by-region basis.

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

Entasis

In April 2018, we entered into a collaboration and license agreement with Entasis under which we obtained exclusive rights to develop and commercialize Entasis’ proprietary compounds known as durlobactam and SUL-DUR, with the possibility of developing and commercializing a combination of such compounds with Imipenem, in mainland China, Hong Kong, Macau, Taiwan, Korea, Vietnam, Thailand, Cambodia, Laos, Malaysia, Indonesia, the Philippines, Singapore, Australia, New Zealand and Japan, or the territory. Our rights to develop and commercialize the licensed products are limited to the lead product (SUL-DUR) until such product receives FDA approval in the U.S.

Under the terms of the agreement, we are responsible for (i) developing and commercializing the licensed products in the territory under a mutually agreed development plan and (ii) providing Entasis (or its CRO) with clinical and financial support in the territory for the global pivotal Phase III clinical trial of SUL-DUR as set forth in mutually agreed development plans.

We made an upfront payment of $5.0 million and two development milestone payments of $7.0 million to Entasis. Additionally, we may be required to pay Entasis development, regulatory and research milestone payments (other than existing ones) and commercial milestone payments of up to an aggregate of $91.6 million. We are also responsible for a portion of the costs of the global pivotal Phase III clinical trial of SUL-DUR outside of the territory.

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

Bristol-Myers Squibb

In March 2015, we entered into a collaboration and license agreement with BMS, under which we obtained an exclusive license under certain patents and know-how of BMS to develop, manufacture, use, sell, import and commercialize BMS’s proprietary multi-targeted kinase inhibitor, brivanib in mainland China, Hong Kong and Macau, or the licensed territory, in the field of diagnosis, prevention, treatment or control of oncology indications, or licensed field, with the exclusive right to expand our licensed territory to include Taiwan and Korea under certain conditions. BMS retains the non-exclusive right to use the licensed compounds to conduct internal research and the exclusive right to use the licensed compounds to manufacture compounds that are not brivanib. Under the agreement, we agreed not to develop and commercialize certain competing products for specified time periods.

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

If BMS does not exercise its co-promotion option, we may be required to pay BMS milestone payments for the achievement of certain development and sales milestone events of up to an aggregate of $114.5 million, and also tiered royalties at percentage rates in the mid- to high-teens on the net sales of the licensed products in our licensed territory, until the later of the expiration of the last-to-expire licensed patent covering the licensed product, the expiration of regulatory exclusivity for the licensed product, or the twelfth anniversary of the first commercial sale of the licensed product, in each case on a product-by-product and region-by-region basis.

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

Sanofi

In July 2015, we entered into a license agreement with Sanofi, under which we obtained an exclusive and worldwide license under certain patents and know-how of Sanofi to develop, manufacture, use, sell, import and commercialize Sanofi’s ALK inhibitor, or the licensed compound, or ZL-2302, for any oncology indications in humans. Under the terms of the agreement, we made upfront payments to Sanofi totaling $0.5 million. Due to changes in the competitive landscape, we intend to terminate the license agreement in 2020. If we do not terminate our license agreement with Sanofi, we may be required to make milestone payments to Sanofi of up to an aggregate of $31.0 million for the achievement of certain development and regulatory milestone events and tiered royalties at percentage rates in the range of high single digits to low double digits on the net sales of the licensed products. Upon any termination of the agreement, in addition to other obligations, we must grant to Sanofi an exclusive license under certain of our intellectual property to commercialize the licensed product.

Competition

Our industry is highly competitive and subject to rapid and significant change. While we believe that our management’s research, development and commercialization experience provide us with competitive advantages, we face competition from global and China-based biopharmaceutical companies, including specialty pharmaceutical companies, generic and biosimilar drug companies, biologics drug companies, academic institutions, government agencies and research institutions.

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

ZEJULA

As of December 31, 2019, we exclusively licensed two issued patents in China directed to ZEJULA’s free base compound, and salts thereof, and analogues of ZEJULA. These issued patents are projected to expire between 2027 and 2028. We also exclusively licensed one pending patent application in China directed to a salt that covers 4-methylbenzenesulfonate monohydrate, the active pharmaceutical ingredient, or API, of ZEJULA. If this patent application issues as a patent, such patent will be projected to expire in 2029. We have filed an application in China and a PCT application that cover intermediate synthesis process. The claims in China application had been allowed, and the PCT application is in the national phases, and will enter the United States, the European Union, Israel, Japan, Korea and India. Zai owns this PRC application and the PCT application.

Optune (Tumor Treating Fields)

As of December 31, 2019, we licensed eight issued patents in China and Hong Kong that relate to Optune (Tumor Treating Fields). An additional seven patent applications that relate to Optune (Tumor Treating Fields) are pending. We are pursuing patent rights to protect its rights in these technologies and has continued its efforts to secure patent rights in China for its devices and technologies for applying electric fields to a patient for treating a disease or condition, especially diseases that promote tumor growth. We are pursuing patent rights to protect its rights in these technologies.

Ripretinib

As of December 31, 2019, we exclusively licensed one issued patent and two pending patent applications in China directed to dihydronaphthyridines and related compounds, the API of ripretinib. These issued patent and pending patent applications are projected to expire between 2032. We do not own or have an exclusive license to any patents or patent applications in any jurisdictions outside of China.

Margetuximab

As of December 31, 2019, we exclusively licensed two pending patent applications in China and one issued patent in Hong Kong. The pending patent applications in this portfolio cover antibody sequences and therapeutic uses of margetuximab. The issued patent and any patents issuing from the currently pending applications are projected to expire in 2029.

INCMGA0012 (PD-1)

As of December 31, 2019, we exclusively licensed two pending patent applications in China, two pending patent applications in Taiwan and one pending patent application in Hong Kong directed to the API of INCMGA0012 (PD-1). If these patent applications issue as patents, such patents will be projected to expire in 2036 to 2039. We do not own or have an exclusive license to any patents or patent applications in any jurisdictions outside of China, Hong Kong or Taiwan.

MGD-013

As of December 31, 2019, we exclusively licensed three pending patent applications in China, two issued patents in Hong Kong and three pending patent applications in Taiwan. The pending patent applications in this portfolio cover antibody sequences and therapeutic uses of MGD-013. The issued patents and any patents issuing from the currently pending applications are projected to expire between 2035 and 2036.

Bemarituzumab (FPA144)

As of December 31, 2019, we exclusively licensed one issued patent in China and one issued patent in Hong Kong. These issued patents are directed to certain anti-FGFR2b antibodies, and are projected to expire in 2029. We have also exclusively licensed one pending patent application in China, two pending patent applications in Taiwan, one pending patent application in Hong Kong. If issued, claims of these patent applications are projected to expire between 2034 and 2036. We do not own or have an exclusive license to any patents or patent applications in any jurisdictions outside of China, Hong Kong and Taiwan.

Omadacycline (ZL-2401)

As of December 31, 2019, we exclusively licensed four issued patents in China directed to omadacycline’s compound, formulations and crystal form and one pending patent application in China directed to other crystalline forms of omadacycline. The issued composition of matter patent covering omadacycline is projected to expire in 2021 and the other two issued patents are projected to expire in 2029. If the two patent applications are issued, they are expected to expire in 2029. We have also exclusively licensed two issued patents in Hong Kong and Taiwan, respectively that cover a crystalline salt form of omadacycline, which expire in 2029. We do not own or have an exclusive license to any patents or patent applications in any jurisdictions outside of China, Hong Kong and Taiwan.

Durlobactam

As of December 31, 2019, we exclusively licensed one issued patent in China, one issued patent in Japan, and a corresponding issued patent or pending patent application in each of several additional jurisdictions in the territory covered by our agreement with Entasis, including Australia, Hong Kong, Taiwan and Korea. These issued patents or pending applications are directed to certain beta-lactamase inhibitor compounds, including durlobactam, and are projected to expire in 2033. We have also exclusively licensed a second family of patent applications having one pending patent application in each of China, Japan, Australia, Taiwan, Korea and four other jurisdictions in the territory. If issued, claims of these patent applications are projected to expire in 2035. We do not own or have an exclusive license to any patents or patent applications in any jurisdictions outside of the territory of the Entasis Agreement.

Brivanib (ZL-2301)

As of December 31, 2019, we exclusively licensed five issued patents in China, one issued patent in Taiwan and one issued patent in Hong Kong that relate to brivanib. Of these issued patents, one patent in China is a composition-of-matter patent that covers the brivanib compound and its analogues. One patent in China covers the medical use of brivanib. These patents are projected to expire in 2023. Our exclusively licensed patents also include a patent in China that covers a manufacturing process for intermediates useful in the synthesis of brivanib’s API. This patent is projected to expire in 2027. In addition, one patent we exclusively licensed in China covers a crystal form of brivanib alaninate and is projected to expire in 2026. The issued patent in Hong Kong that we exclusively licensed is projected to expire in 2023. We do not own or have an exclusive license to any patents or patent applications in any jurisdictions other than China and Hong Kong.

Undisclosed multi-specific TRIDENT molecule

As of December 31, 2019, we exclusively licensed one pending international patent application and one pending patent application in Taiwan. Patents issuing from the pending applications are projected to expire in 2038.

Patent Term

The term of a patent depends upon the laws of the country in which it is issued. In most jurisdictions, a patent term is 20 years from the earliest filing date of a non-provisional patent application. Under China Patent Law, the term of patent protection starts from the date of application. Patents relating to inventions are effective for twenty years, and utility models and designs are effective for ten years from the date of application.

The above expiration dates are exclusive of any patent term adjustments or patent term extensions that may be available under applicable law. The laws of each jurisdiction vary, and patent term adjustment or patent term extension may not be available in any or all jurisdictions in which we own or license patents. For example, there are currently no patent term adjustments or patent term extensions available for issued patents in China. However, the government recently announced a proposal which is under consideration to allow a five-year patent term extension for innovative drugs if they will be concurrently reviewed for marketing authorizations in and outside China.

Trade Secrets

In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and know-how can be difficult to protect. We seek to protect our proprietary information, in part, by executing confidentiality agreements with our partners, collaborators, scientific advisors, employees, consultants and other third parties, and invention assignment agreements with our consultants and employees. We have also executed agreements requiring assignment of inventions with selected scientific advisors and collaborators. The confidentiality agreements we enter into are designed to protect our proprietary information and the agreements or clauses requiring assignment of inventions to us are designed to grant us ownership of technologies that are developed through our relationship with the respective counterparty. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes or that these agreements will afford us adequate protection of our intellectual property and proprietary information rights. If any of the partners, collaborators, scientific advisors, employees and consultants who are parties to these agreements breaches or violates the terms of any of these agreements or otherwise discloses our proprietary information, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result. For more information regarding the risks related to our trade secrets, please see “Item 3.D. Risk Factors—Risks Related to Intellectual Property—If we are unable to maintain the confidentiality of our trade secrets, our business and competitive position may be harmed.”

Trademarks and domain names

We conduct our business using trademarks with various forms of the “ZAI LAB” and “再鼎医药” brands, as well as domain names incorporating some or all of these trademarks.

Employees

As of December 31, 2019, we employed a total of 692 full-time employees, including a total of 125 employees with M.D. or Ph.D. degrees. Of our workforce, 300 employees are engaged in research and development and 298 employees are engaged in commercial and sales. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

Raw Materials and Supplies

Currently, we obtain raw materials for our clinical trial activities from multiple suppliers who we believe have sufficient capacity to meet our demands. In addition, we believe that adequate alternative sources for such supplies exist. However, a risk exists that an interruption to supplies would materially harm our business. We typically order raw materials and services on a purchase order basis and do not enter into long-term dedicated capacity or minimum supply arrangements.

While we do experience price fluctuations associated with our raw materials, we have not experienced any material disruptions in the supply of these raw materials in the past.

Quality Control and Assurance

We have our own independent quality control system and devote significant attention to quality control for the designing, manufacturing and testing of our drug candidates. We have established a strict quality control system in accordance with NMPA regulations. Our laboratories are staffed with highly educated and skilled technicians to ensure quality of all batches of products released. We monitor our operations in real time throughout the entire production process, from inspection of raw and auxiliary materials, to manufacture and delivery of finished products to clinical testing at hospitals. Our quality assurance team is also responsible for ensuring that we are in compliance with all applicable regulations, standards and internal policies. Our senior management team is actively involved in setting quality policies and managing the internal and external quality performance of the Company.

Regulation

Government Regulation of Pharmaceutical Product Development and Approval

PRC regulation of pharmaceutical product development and approval

Since China’s entry into the World Trade Organization in 2001, the PRC government has made significant efforts to standardize regulations, develop its pharmaceutical regulatory system and strengthen intellectual property protection.

In October 2017, the drug regulatory system entered a new and significant period of reform. The General Office of the State Council and the General Committee of the PRC Communist Party jointly issued a mandatory plan to further the reform of the review and approval system and encourage the innovation of drugs and medical devices, or the Innovation Opinion. The expedited programs and other advantages under this and other recent reforms encourage drug manufacturers to seek marketing approval in China first and develop drugs in high priority disease areas, such as oncology, or rare disease areas.

To implement the regulatory reform introduced by Innovation Opinion, the Standing Committee of the NPC and the NMPA are currently revising the fundamental law, regulations and rules regulating pharmaceutical products and the industry, which includes the framework law known as the PRC Drug Administration Law. The newly amended PRC Drug Administration Law became effective on December 1, 2019. The NMPA has promulgated two key implementing regulations for the PRC Drug Administration Law: (i) the amended Drug Registration Regulation; and (ii) the amended PRC Drug Manufacturing Regulation. Both will take effect on July 1, 2020. However, as of April 29, 2020, detailed implementing rules on drug classification, patent linkage and patent term extension, among others, have not yet been promulgated.

Regulatory authorities

In China, the newly formed NMPA is the authority under the State Administration for Market Regulation that monitors and supervises the administration of pharmaceutical products, medical appliances and equipment, and cosmetics. The NMPA’s predecessor, the CFDA, was established in March 2013 and separated from the Ministry of Health of China, or the MOH, as part of the institutional reform of the State Council. Predecessors of the NMPA also include the former SFDA that was established in March 2003 and the State Drug Administration that was established in August 1998. The primary responsibilities of the NMPA include:

•	monitoring and supervising the administration of pharmaceutical products, medical appliances and equipment, as well as cosmetics in China;
•	formulating administrative rules and policies concerning the supervision and administration of the pharmaceutical, medical device, and cosmetics industry;
•	evaluating, registering and approving of new drugs, generic drugs, imported drugs and traditional Chinese medicine, or TCM;

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

The National Health and Family Planning Commission, or NHFPC, is rebranded as the National Health Commission, or NHC. The NHC is an authority at the ministerial level under the State Council and is primarily responsible for national public health. The NHC combines the responsibilities of the former NHFPC, the Leading Group Overseeing Medical and Healthcare Reform under the State Council, the China National Working Commission on Aging, partial responsibilities of the Ministry of Industry and Information Technology in relation to tobacco control, and partial responsibilities from the State Administration of Work Safety in relation to occupational safety. The predecessor of NHFPC is the MOH. Following the establishment of the former SFDA in 2003, the MOH was put in charge of the overall administration of the national health in China excluding the pharmaceutical industry. The NHC performs a variety of tasks in relation to the health industry such as establishing and overseeing the operation of medical institutes, which also serve as clinical trial sites, regulating the licensure of hospitals and producing professional codes of ethics for public medical personnel. The NHC plays a significant role in drug reimbursement. The NHC and its local counterparts at or below provincial-level local governments also oversee and organize public medical institutions’ centralized bidding and procurement process for pharmaceutical products, which is the chief means through which public hospitals and their internal pharmacies acquire drugs. The NHC is also responsible for overseas affairs, such as dealings with overseas companies and governments.

The restructuring at the state, municipal and county level authorities has been mostly completed as of July 2019.

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

Drug Administration Laws and Regulations

The PRC Drug Administration Law as promulgated by the Standing Committee of the National People’s Congress in 1984 and the Implementing Measures of the PRC Drug Administration Law as promulgated by the MOH in 1989 have laid down the legal framework for the establishment of pharmaceutical manufacturing enterprises and pharmaceutical trading enterprises and for the administration of pharmaceutical products including the development and manufacturing of new drugs and medicinal preparations by medical institutions. The PRC Drug Administration Law also regulates the packaging, trademarks and advertisements of pharmaceutical products in China.

Certain amendments to the PRC Drug Administration Law took effect on December 1, 2001. Subsequent amendments were also made on December 28, 2013, April 24, 2015, and August 26, 2019. They were formulated to strengthen the supervision and administration of pharmaceutical products, and to ensure the quality of pharmaceutical products and the safety of pharmaceutical products for human use. The current PRC Drug Administration Law applies to entities and individuals engaged in the development, production, trade, application, supervision and administration of pharmaceutical products. It regulates and prescribes a framework for the administration of pharmaceutical manufacturers, pharmaceutical trading companies, and medicinal preparations of medical institutions and the development, research, manufacturing, distribution, packaging, pricing and advertisements of pharmaceutical products.

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

In August 2019, the Standing Committee of the NPC promulgated the latest Drug Administration Law, or the 2019 Amendment, which became effective in December 2019. The 2019 Amendment brought a series of changes to the drug supervision and administration system, including conditional approvals of drugs, traceability system of drugs, the cancellation of relevant certification in relation to Good Manufacturing Practice, and Good Supply Practice, and the formalization of the drug marketing authorization holder system, or the MAH system, pursuant to which the marketing authorization holder should assume responsibilities for non-clinical studies, clinical trials, manufacturing and marketing, post-marketing studies, monitoring, reporting and handling of adverse reactions of the drug. The 2019 Amendment also stipulates that the state supports the innovation of drugs with clinical value and specific or special effects on human diseases, encourages the development of drugs with new therapeutic mechanisms and have multi-targeted, systematic regulatory and intervention functions on human body and promotes the technological advancement of drugs.

China Implementing Regulations of the Drug Administration Law promulgated by the State Council took effect on September 15, 2002, were amended on February 6, 2016 and March 2, 2019 respectively, and serve to provide detailed implementation regulations for the PRC Drug Administration Law.

Good Laboratories Practice Certification for Nonclinical Research

To improve the quality of animal research, the former SFDA promulgated the Good Laboratories Practice of Pre-clinical Laboratory in 2003, or the GLP 2003, and began to conduct the certification program of the GLP. The GLP 2003 was then abolished and replaced by the Good Laboratories Practice of Pre-clinical Laboratory promulgated in 2017. In April 2007, the former SFDA promulgated the Administrative Measures for Certification of Good Laboratory Practice of Pre-clinical Laboratory, providing that the former SFDA (now the NMPA) is responsible for certification of nonclinical research institutions. According to the Administrative Measures for Certification of Good Laboratory Practice of Pre-clinical Laboratory, the former SFDA (now the NMPA) decides whether an institution is qualified for undertaking pharmaceutical nonclinical research upon the evaluation of the institution’s organizational administration, personnel, laboratory equipment and facilities and its operation and management of nonclinical pharmaceutical projects. If all requirements are met, a GLP Certification will be issued by the former SFDA (now the NMPA) and published on the government website.

Collecting and Using Patients’ Biospecimens and Derived Data

In June 1998, the Ministry of Science and Technology, or MOST, and the former MOH jointly established the Rules for Protecting and Utilizing Human Genetic Resources in China. In July 2015, the MOST issued the Service Guide for Administrative Licensing Items concerning Examination and Approval of Sampling, Collecting, Trading, Exporting Human Genetic Resources, or Taking Such Resources out of China, which provides that foreign-invested sponsors that collect and use patients’ biospecimens in clinical trials shall be required to file with the China Human Genetic Resources Administrative Office, or the HGRAO, through its online system.

In October 2017, the MOST issued the Circular on Optimizing the Administrative Examination and Approval of Human Genetic Resources, which simplified the approval for collecting and using human genetic resources for the purpose of commercializing a drug in China.

In June 2019, the State Council of PRC issued the Regulation on the Administration of PRC Human Genetic Resources, which formalized the approval requirements pertinent to research collaborations between Chinese and foreign-owned entities. Pursuant to this new rule, a new filing system (as opposed to the advance approval approach originally in place) is put in place for international clinical trials using PRC patients’ biospecimens at clinical study sites without involving the export of such biospecimens outside of China. Under the new rule, a notification filing specifying the type, quantity and usage of the biospecimens, among others, with the HGRAO is required before conducting such clinical trials. The collection and use of PRC patients’ biospecimens in international collaboration in basic scientific research involving export are still subject to the approval of the HGRAO.

Data Privacy and Data Protection

China continues to strengthen its regulation of network security, data protection, and personal information (including personal health information). For example, the Cyber Security Law of China, or the Cyber Security Law, which became effective in 2017, provides China’s first national-level network and data security regulation. The Cyber Security Law regulates network operators, a broad category that covers all organizations in China that own, operate or manage computer networks, and requires them to take certain organizational and technical measures to ensure the security of their networks and data stored on their networks.  Additional regulations, guidelines, and measures under the framework of the Cyber Security Law are expected to be adopted and require more stringent compliance requirements. Some of these measures have already been published in draft form, including the draft rules on cross-border data transfers published by the Cybersecurity Administration of China in 2017 and 2019, which if enacted, would require a security review before transferring personal health information out of mainland China. The Cyber Security Law, together with other industry-specific laws and regulations, also require us to obtain consent from clinical trial subjects, customers, and employees before collecting their personal information, including personal health information, take measures to keep personal information secure and confidential, and report security breaches involving personal information to competent industry regulators. These areas are expected to receive greater attention and focus from regulators.

Since our subsidiaries located in mainland China operate computer networks as part of their normal operations, we are required to comply with the requirements of the Cyber Security Law. In addition, in the ordinary course of our business, we collect and store personal information, including personal information about our clinical trial subjects, customers, and employees, in mainland China and we may need to share it with our subsidiaries, licensors, partners, or contractors located outside mainland China. China’s network and data protection regime is constantly evolving and we continue to face uncertainties as to whether our efforts to comply with these requirements will be sufficient. Although we develop and maintain compliance protocols and controls designed to maintain compliance with these requirements, development and maintenance of these protocols and controls is costly. In addition, our CROs, licensees, and partners are also required by law and our agreements with them to comply with these requirements, but there is always a risk that they may not fully comply with them. If our operations, or the operations of our CROs, licensees, or partners, are found to be in violation of these requirements, we may suffer loss or use of data, suffer a delay in obtaining regulatory approval for our products, be unable to transfer data out of mainland China, be unable to comply with our contractual requirements, suffer reputational harm, or be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. If any of these were to occur, it could adversely affect our ability to operate our business and our financial results.

Animal Testing Permits

According to Regulations for the Administration of Affairs Concerning Experimental Animals promulgated by the State Science and Technology Commission in November 1988, as amended in January 2011, July 2013 and March 2017, and Administrative Measures on the Certificate for Animal Experimentation (Trial)  promulgated by the State Science and Technology Commission and other regulatory authorities in December 2001, performing experimentation on animals requires a Certificate for Use of Laboratory Animals. Applicants must satisfy the following conditions:

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

Administrative measures for drug registration

In July 2007, the former SFDA released the Administrative Measures for Drug Registration which took effect on October 1, 2007. The Administrative Measures for Drug Registration covers (1) definitions of drug registration applications and regulatory responsibilities of the former CFDA; (2) general requirements for drug registration; (3) drug clinical trials; (4) application, examination and approval of drugs; (5) supplemental applications and re-registrations of drugs; (6) inspections; (7) registration standards and specifications; (8) time limit; (9) re-examination; and (10) liabilities and other supplementary provisions.

In January 2020, the SAMR released the Drug Registration Regulation, which will come into effect in July 2020. As compared to the current version, the Drug Registration Regulation provides detailed procedural and substantive requirements for the key regulatory concepts established by the PRC Drug Administration Law, confirms a number of reform actions that have been taken in the past years, including but not limited to: (i) the fully implementation of MAH System and implied approval of the commencement of clinical trial; (ii) implementing associated review of drugs, excipients and packaging materials; and (iii) introducing four procedures for expedited registration of drugs, which are procedures for ground-breaking therapeutic drugs, procedures for conditional approval, procedures for prioritized reviews and approval, and procedures for special examination and approval.

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

Approval Authority for Clinical Trial Applications

According to the Administrative Measures for Drug Registration, upon completion of its pre-clinical research, a research institution must apply for approval of a CTA before conducting clinical trials. As of May 1, 2017, the clinical trial approval can be directly issued by the Center for Drug Evaluation, or the CDE on behalf of the NMPA. This delegation of authority can shorten the approval timeline for the approval of a CTA.

In addition, pursuant to the Innovation Opinion and the Announcement on Adjusting the Evaluation and Approval Procedure of Drug Clinical Trial issued by the NMPA in July 2018, clinical trials may be commenced as long as the applicant has not received any objections from the CDE within 60 business days after the filing of the CTA, as opposed to the lengthier clinical trial pre-approval process, in which an affirmative approval from the NMPA must be obtained before the commencement of clinical trials. Such approval process has been further enacted into the 2019 Amendment.

Special Examination and Approval for Domestic Category 1 Drugs

According to the Administrative Measures for Drug Registration, drug registration applications are divided into three different types, namely Domestic New Drug Application, Domestic Generic Drug Application, and Imported Drug Application. Drugs fall into one of three general types divided by working mechanism, namely chemical medicine, biological product or traditional Chinese or natural medicine. Under the Administrative Measures for Drug Registration, a Category 1 drug refers to a new drug that has never been marketed in any country, and is eligible for special review or fast track approval by the former SFDA (now the NMPA).

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

According to the Special Examination and Approval of Registration of New Drugs promulgated by the former SFDA on January 7, 2009, the former SFDA conducts special examination and approval for new drug registration applications when:

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

The Special Examination and Approval of Registration of New Drugs provide that the applicant may file for special examination and approval at the CTA stage if the drug candidate falls within items (1) or (2). The provisions provide that for drug candidates that fall within items (3) or (4), the application for special examination and approval cannot be made until filing for production.

We believe that our current drug candidates fall within items (2) and (3) above. Therefore, we may file an application for special examination and approval at the CTA stage, which may enable us to pursue a more expedited path to approval in China and bring therapies to patients more quickly.

Priority Review and Approval for Clinical Trial and Registration of Domestic Category 1 Drugs

The Circular Concerning Several Policies on Drug Registration Review and Approval issued by the former CFDA on November 11, 2015 further clarifies the following policies, potentially simplifying and accelerating the approval process of clinical trials: (x) a one-time umbrella approval procedure allowing the overall approval of all phases of clinical trials for a new drug, replacing the phase-by-phase application and approval procedure, will be adopted for new drugs’ clinical trial applications; and (y) a fast track drug registration or clinical trial approval pathway for the following applications: (1) registration of innovative new drugs treating AIDS, malignant tumors, serious infectious diseases and rare diseases; (2) registration of pediatric drugs; (3) registration of drugs treating specific or prevalent diseases in elders; (4) registration of drugs listed in national major science and technology projects or national key research and development plan; (5) registration of innovative drugs using advanced technology, using innovative treatment methods, or having distinctive clinical benefits; (6) registration of foreign innovative drugs to be manufactured locally in China; (7) concurrent applications for new drug clinical trials which are already approved in the United States or the European Union or concurrent drug registration applications for drugs which have applied to the competent drug approval authorities for marketing authorization and passed such authorities’ onsite inspections in the United States or the European Union and are manufactured using the same production line in China; and (8) CTA for drugs with urgent clinical need and patent expiry within three years, and manufacturing authorization applications for drugs with urgent clinical need and patent expiry within one year.

The Opinions on Encouraging Priority Review and Approval for Drug Innovations promulgated by the former CFDA on December 21, 2017 provides that a fast track clinical trial approval or drug registration pathway will be available to both innovative drugs with distinctive clinical benefits, which have not been sold within or outside China, and drugs using advanced technology, innovative treatment methods or having distinctive treatment advantages.

Drug Clinical Practice Reform and Compliance with GCP

In October 2017, the Chinese government announced an administrative reform of clinical trial institutions. Certification of clinical trial institutions by the former CFDA and the former NHFPC of the PRC is no longer required. Under this reform, a clinical trial institution can be engaged by a drug marketing authorization applicant (i.e., a sponsor) to conduct a drug clinical study after it has been duly recorded with the online platform designated by the NMPA. On November 29, 2019, pursuant to the 2019 Amendment, the NMPA and the NHC jointly released the Rules for Administration of the Drug Clinical Trial Institutions, which became effective on December 1, 2019.  The Rules specify requirements for clinical trial institutions and recordal procedures. Pursuant to the Rules, a clinical trial institution should comply with the requirements of the Good Clinical Practice, or GCP, and be capable of undertaking pharmaceutical clinical trials. It should evaluate or engage a third party to evaluate its clinical trial proficiency, facilities and expertise. According to the PRC Implementing Regulations of the Drug Administration Law, a drug marketing authorization applicant should only engage a duly recorded clinical trial institution to carry out a drug clinical trial.

The conduct of clinical trials must adhere to the GCP and the protocols approved by the ethics committees of each study site. Since 2015, the former CFDA has strengthened the enforcement against widespread data integrity issues associated with clinical trials in China. To ensure authenticity and reliability of the clinical data, the former CFDA mandated applicants of the pending drug registration submissions to conduct self-inspection and verification of their clinical trial data. Based on the submitted self-inspection results, the former CFDA also regularly launched onsite clinical trial audits over selected applications and reject those found with data forgery. The GCP audit has been ongoing and was able to curb the number of unreliable NDAs.

In April 2020, the NMPA and the NHC released the Amended GCP, which will take effect on July 1, 2020. Compared to the current GCP, the Amended GCP provides comprehensive and substantive requirements on the design and conduct of clinical trials in China. In particular, the Amended GCP enhances the protection for study subjects and tightens the control over bio-samples collected under clinical trials. We will need to review our current clinical trials and adapt the design and execution of our current clinical trials to any new requirements imposed by the Amended GCP.

The Marketing Authorization Holder System

Under the authorization of the Standing Committee of the National People’s Congress, the State Council issued the Pilot Plan for the Drug Marketing Authorization Holder Mechanism on May 26, 2016, which provides a detailed pilot plan for the MAH System, for drugs in 10 provinces in China. Under the MAH System, domestic drug research and development institutions and individuals in the piloted regions are eligible to be holders of drug registrations without having to become drug manufacturers. Drugs qualified for the MAH System are: (1) new drugs (including but not limited to Category 1 and 2 drugs under the Reform Plan) approved after the implementation of the MAH System; (2)

generic drugs approved as Category 3 or 4 drugs under the Reform Plan; (3) previously approved generics that have passed the equivalence assessments against originator drugs; and (4) previously approved drugs whose licenses were held by drug manufacturers originally located within the piloted regions, but have been moved out of the piloted regions due to corporate mergers or other reasons. The Pilot Plan was originally set for a 3-year period, and would end in December 2018. Effective as of November 5, 2018, the Standing Committee of the National People’s Congress decided to extend the pilot program for another year.

The newly amended PRC Drug Administration Law purports to roll out this MAH system nationwide. Companies and research and development institutions can be drug marketing authorization holders after they receive the drug registration certificates. The drug marketing authorization holder should be responsible for their products throughout the life cycle, including nonclinical studies, clinical trials, production and distribution, post-market studies, and the monitoring, reporting, and handling of adverse reactions in connection with pharmaceuticals in accordance with the PRC Drug Administration Law. The marketing authorization holders may engage contract manufacturers for manufacturing, provided that the contract manufacturers are licensed and may engage pharmaceutical distribution enterprises with drug distribution license for the distribution activities. Upon receiving the marketing authorizations from the NMPA, a drug marketing authorization holder may transfer its drug marketing authorization and the transferee should have the capability of quality management, risk prevention and control, and liability compensation to ensure the safety, effectiveness and quality controllability of drugs, and fulfill the obligations of the drug marketing authorization holder.

Administrative Protection and Monitoring Periods for New Drugs

According to the Administrative Measures for Drug Registration, the PRC Implementing Regulations of the Drug Administration Law and the Reform Plan, the NMPA may, for the purpose of protecting public health, provide for an administrative monitoring period of not more than five years for Category 1 new drugs approved to be manufactured, commencing from the date of approval, to continually monitor the safety of those new drugs.

During the monitoring period of a new drug, the NMPA will not accept other applications for new drugs containing the same active ingredient. This renders an actual five-year exclusivity protection for Category 1 new drugs. The only exception is that the NMPA will continue to handle any application if, prior to the commencement of the monitoring period, the NMPA has already approved the applicant’s clinical trial for a similar new drug. If such application conforms to the relevant provisions, the NMPA may approve such applicant to manufacture or import the similar new drug during the remainder of the monitoring period. The Drug Registration Regulation, which will come into effect in July 2020, omits the provisions relating to the administrative exclusivity created by the new drug monitoring period.

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

According to the Opinions on Encouraging Priority Review and Approval for Drug Innovations, for new drugs which are developed for severe, life-threatening diseases currently lacking effective treatment and have great significance for meeting clinical needs, if, based on early-stage clinical trial data, the clinical benefits of such drugs can be reasonably predicted or decided and such drugs have distinctive advantages comparing with existing treatments, such new drugs may obtain a conditional approval for marketing before the completion of Phase III clinical trials undertaken to confirm its therapeutic effectiveness. Such conditional approval process has been further enacted into the 2019 Amendment.

International Multi-Center Clinical Trials Regulations

On January 30, 2015, the former CFDA promulgated Notice on Issuing the International Multi-Center Clinical Trial Guidelines (Tentative), or the Multi-Center Clinical Trial Guidelines, which took effect as of March 1, 2015, aiming to provide guidance for the regulation of application, implementation and administration of international multi-center clinical trials in China. Pursuant to the Multi-Center Clinical Trial Guidelines, international multi-center clinical trial applicants may simultaneously perform clinical trials in different centers using the same clinical trial protocol. Where the applicant plans to make use of the data derived from the international multi-center clinical trials for application to NMPA for approval of an NDA, such international multi-center clinical trials shall satisfy, in addition to the requirements set forth in the PRC Drug Administration Law and its implementation regulations, Administrative Measures for Drug Registration and relevant laws and regulations, the following requirements:

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

Trial Exemptions and Acceptance of Foreign Clinical Trial Data

On July 6, 2018, the NMPA issued the Technical Guidance Principles on Accepting Foreign Drug Clinical Trial Data, or Guidance Principles, as one of the implementing rules for the Innovation Opinion. According to the Guidance Principles, the data of foreign clinical trials must meet the authenticity, completeness, accuracy and traceability requirements, and such data must be obtained in consistency with the relevant requirements under the GCP of the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use. Clinical trial sponsors must be attentive to potentially meaningful ethnic differences in the subject population.

The NMPA now permits, and its predecessor agencies have permitted on a case-by-case basis in the past, drugs approved outside of China to be approved in China on a conditional basis without pre-approval clinical trials being conducted in China. Specifically, in 2018, the NMPA and NHC issued the Procedures for Reviewing and Approval of Clinical Urgently Needed Overseas New Drugs, permitting drugs that have been approved within the last ten years in the United States, the European Union or Japan and that prevent or treat orphan diseases or prevent or treat serious life-threatening illnesses for which there is either no effective therapy in China or for which the foreign-approved drug would have clear clinical advantages. Applicants will be required to establish a risk mitigation plan and may be required to complete trials in China after the drug has been marketed. The CDE has developed a list of qualifying drugs that meet the foregoing criteria.

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

GMP Requirements

The World Health Organization encourages the adoption of good manufacturing practice, or GMP, standards in pharmaceutical production in order to minimize the risks involved in any pharmaceutical production that cannot be eliminated through testing the final products.

Pursuant to the newly amended PRC Drug Administration Law, the GMP certification has been cancelled. A GMP certification previously certifies that a manufacturer’s factory and quality management system have met certain criteria for engaging in the planning and manufacturing of drug products, which address institution and staff qualifications, production premises and facilities, equipment, hygiene conditions, production management, quality controls, product operation, maintenance of sales records and manner of handling customer complaints and adverse reaction reports. In January 2011, the former MOH issued an updated set of GMP standards, also known as the new GMP, to replace the previous version issued in 1998. There are also five annexes to the new GMP issued by the former SFDA in February 2011, with detailed requirements for the manufacture of sterile drugs, drug/substances/APIs, biologics, blood products and traditional Chinese medicines. Several additional annexes were published in the next few years in succession, including but not limited to annexes with respect to the requirements for IT systems, radiopharmaceuticals, biochemical drugs, etc.

With the cancellation of GMP certification, drug manufacturing enterprises are still required to strictly comply with GMP requirements. The NMPA and its provincial branches are authorized to monitor the continued compliance of pharmaceutical manufacturers, for example, by a follow-up inspection of implementation of the GMP requirements. Failure to continuously comply with the statutory requirements may lead to rectification orders imposed on the manufacturers. Penalties for breach of GMP compliance can vary depending on the degree of seriousness. Administrative sanctions range from a rectification notice to monetary fines, suspension of production and business operation, and revocation of the pharmaceutical manufacturing permit.

U.S. Regulation of Pharmaceutical Product Development and Approval

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, and its implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining marketing approvals and the subsequent compliance with appropriate federal, state and local rules and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. regulatory requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions. These sanctions could include, among other actions, FDA’s refusal to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of enforcement-related letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by FDA and the Department of Justice, or DOJ, or other governmental entities. Our drug candidates must be approved by the FDA through the NDA process before they may be legally marketed in the United States. The process required by the FDA before a drug may be marketed in the U.S. generally involves the following:

•

completion of extensive pre-clinical studies, sometimes referred to as pre-clinical laboratory tests, pre-clinical animal studies and formulation studies all performed in compliance with applicable regulations, including the FDA’s GLP regulations;

•	submission to the FDA of an IND which must become effective before human clinical trials may begin and must be updated annually;
•	approval by an independent IRB representing each clinical site before each clinical trial may be initiated;
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

Pre-clinical Studies

The data required to support an NDA is generated in two distinct development stages: pre-clinical and clinical. For new chemical entities, or NCEs, the pre-clinical development stage generally involves synthesizing the active component, developing the formulation and determining the manufacturing process, evaluating purity and stability, as well as carrying out non-human toxicology, pharmacology and drug metabolism studies in the laboratory, which support subsequent clinical testing. The conduct of the pre-clinical tests must comply with federal regulations, including GLPs and the U.S. Department of Agriculture’s Animal Welfare Act. The sponsor must submit the results of the pre-clinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Some long-term pre-clinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. The FDA may also impose clinical holds on a drug candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, submission of an IND does not guarantee the FDA will allow clinical trials to begin, or that, once begun, issues will not arise that could cause the trial to be suspended or terminated.

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

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each NDA must be accompanied by an application user fee. The FDA adjusts the PDUFA user fees on an annual basis. According to the FDA’s fee schedule, effective through September 30, 2020, the user fee for an application requiring clinical data, such as an NDA, is approximately $2.9 million. PDUFA also imposes an annual prescription drug program fee for human drugs of approximately $325,000. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

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

Before approving an NDA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new drug to determine whether they comply with cGMPs. The FDA will not approve the drug unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the drug within required specifications. In addition, before approving an NDA, the FDA may also audit data from clinical trials to ensure compliance with GCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities where the drug product and/or its API will be produced, it may issue an approval letter or a Complete Response Letter, or CRL. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A CRL indicates that the review cycle of the application is complete and the application is not ready for approval. A CRL usually describes all of the specific deficiencies in the NDA identified by the FDA. The CRL may require additional clinical data and/or an additional pivotal clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, pre-clinical studies or manufacturing. If a CRL is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

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

Rest of the World Regulation of Pharmaceutical Product Development and Approval

For other countries outside of China and the United States, such as countries in Europe, Latin America or other parts of Asia, the requirements governing the conduct of clinical trials, drug licensing, pricing and reimbursement vary from country to country. In all cases the clinical trials must be conducted in accordance with applicable GCP requirements and the applicable regulatory requirements and ethical principles.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Coverage and Reimbursement

PRC Coverage and Reimbursement

Historically, most Chinese healthcare costs had been borne by patients out-of-pocket, which had limited the growth of more expensive pharmaceutical products. However, in recent years the number of people covered by government and private insurance has increased. According to the PRC National Bureau of Statistics, as of December 2018, approximately 1.3 billion urban employees and residents in China were enrolled in the national medical insurance program, representing a coverage rate of 95% of the total population. The PRC government has announced a plan to give every person in China access to basic healthcare by year 2020.

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

The PRC Ministry of Human Resources and Social Security, together with other government authorities, previously had the power to determine the medicines included in the NRDL. In February 2017, the PRC Ministry of Human Resources and Social Security released the 2017 NRDL. The 2017 NRDL expands its scope and covers 2,535 drugs in total, including 339 drugs that are newly added. The 2017 NRDL reflects an emphasis on innovative drugs and drugs that treat cancer and other serious diseases. For instance, most of the innovative chemical drugs and biological products approved in China between 2008 and the first half of 2016 have been included in the 2017 NRDL or its candidate list. The NRDL was further expanded in October 2018 after the newly created NHSA, the successor agency to Ministry of Human Resources and Social Security, finalized the price negotiations with drug manufacturers for 18 oncology drugs. 10 of the 18 oncology drugs were approved after 2017. 17 of the 18 products were included in the NRDL. In August 2019, the PRC Ministry of Human Resources and Social Security released the 2019 NRDL. In November 2019, NHSA organized another round of price negotiation with drug companies for 119 new drugs that had not been included in the NRDL at the time of the negotiation, which resulted in an average price reduction by over 60% for 70 of the 119 drugs that passed the negotiation; subsequently, the NRDL was expanded to include the 70 new drugs.

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

According to the 2019 NRDL, all provinces shall implement the 2019 NRDL in a strict manner and shall not have the discretion to formulate the catalogue or increase the drugs of Part B in any form or adjust the scope of limited payment. For those drugs that were already added to Part B of the provincial catalogue in accordance with the 2017 NRDL, the drugs shall be gradually removed within 3 years.

National List of Essential Drugs

On August 18, 2009, the former MOH and eight other ministries and commissions in the PRC issued the Provisional Measures on the Administration of the National List of Essential Drugs and the Guidelines on the Implementation of the National List of Essential Drugs System, which aimed to promote essential medicines sold to consumers at fair prices in the PRC and ensured that the general public in the PRC has equal access to the drugs contained in the National List of Essential Drugs. The former MOH promulgated the National List of Essential Drugs (Catalog for the Basic Healthcare Institutions) on August 18, 2009, a revised National List of Essential Drugs on March

13, 2013 and another revised National List of Essential Drugs on September 30, 2018 which became effective on November 1, 2018. According to these regulations, basic healthcare institutions funded by government, which primarily include county-level hospitals, county-level Chinese medicine hospitals, rural clinics and community clinics, shall store up and use drugs listed in National List of Essential Drugs. The drugs listed in National List of Essential Drugs shall be purchased by centralized tender process and shall be subject to the price control by NDRC. Drugs listed in the National List of Essential Drugs are all listed in the Medical Insurance Catalogue. Historically, the entire amount of the purchase price of such drugs would be entitled to reimbursement. The recent revision in 2018 included several novel drugs, and their reimbursement ratios are subject to further negotiations between the drug manufacturers and local administration of healthcare security at the provincial level.

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

Price Negotiations

The Chinese government has initiated several rounds of price negotiations with manufacturers of patented drugs, drugs with an exclusive source of supply and oncology drugs since 2016. The average percentage of price reduction has been over 50%. Once the government agreed with the drug manufacturers on the supply prices, the drugs would be automatically listed in the NRDL and qualified for public hospital purchase.

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

The former MOH promulgated the Working Regulations of Medical Institutions for Procurement of Drugs by Centralized Tender and Price Negotiations (for Trial Implementation), or the Centralised Procurement Regulations, on March 13, 2002, and promulgated Sample Document for Medical Institutions for Procurement of Drugs by Centralized Tender and Price Negotiations (for Trial Implementation), or the Centralized Tender Sample Document in November 2001, to implement the tender process requirements and ensure the requirements are followed uniformly throughout the country. The Centralized Tender Regulations and the Centralized Tender Sample Document provide rules for the tender process and negotiations of the prices of drugs, operational procedures, a code of conduct and standards or measures of evaluating bids and negotiating prices. On January 17, 2009, the former MOH, the former SFDA and other four national departments jointly promulgated the Opinions on Further Regulating Centralized Procurement of Drugs by Medical Institutions. According to the notice, public hospitals owned by the government at the county level or higher or owned by state-owned enterprises (including state-controlled enterprises) shall purchase pharmaceutical products by online centralized procurement. Each provincial government shall formulate its catalogue of drugs subject to centralized procurement. Except for drugs in the National List of Essential Drugs (the procurement of which shall comply with the relevant rules on National List of Essential Drugs), certain pharmaceutical products which are under the national government’s special control, such as toxic, radioactive and narcotic drugs and traditional Chinese medicines, in principle, all drugs used by public medical institutions shall be covered by the catalogue of drugs subject to centralized procurement. On July 7, 2010, the former MOH and six other ministries and commissions jointly promulgated the Notice on Printing and Distributing the Working Regulations of Medical Institutions for Centralized Procurement of Drugs to further regulate the centralized procurement of drugs and clarify the code of conduct of the parties in centralized drug procurement.

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

“4+7” Volume-based Drug Procurement and Tenders

In June 2018, the State Council decided to launch a new round of drug pricing and procurement reform. This reform is implemented mainly by the NHSA, a new agency established in 2018 as part of the institutional restructuring with a mandate for pricing and procurement of drugs and disposables. The NHC supports the reform by introducing policy that encourages purchasing and prescribing of the selected drug, and by managing the supplier’s behavior. The NMPA is responsible for the quality assurance of the drug.

On November 15, 2018, the Joint Procurement Office, the procurement alliance formed by representatives of procurement agencies in 11 pilot cities established to oversee the bidding and procurement process, published the Paper on Drug Centralized Procurement in “4+7”Regions, launching the national pilot scheme for centralized volume-based drug procurement and tenders. According to the papers, the initial procurement of 31 generic drugs was implemented in 4 municipalities, namely Beijing, Shanghai, Tianjin and Chongqing, and 7 cities, namely Shenyang, Guangzhou, Shenzhen, Xi’an, Dalian, Chengdu, and Xiamen. This pilot program is thus also referred to as the “4+7” procurement scheme. On January 17, 2019, the General Office of the State Council published a circular on National Pilot Program for Centralized Procurement and Use of Drug, which provides detailed implementing measures for the nation-wide centralized drug procurement and tender scheme.

The “4+7” pilot program puts special emphasis on procurement volume guarantee. Public hospitals in pilot regions are encouraged to form a group procurement organization to increase the negotiation leverage. The committed volume will be shared by all qualified bid-winners, and public hospitals should prioritize their use of drugs purchased through the volume-based procurement in order to realize the volume commitment. Under this program, a company is provided with a substantial volume guarantee. The selected drugs must pass the generic drug consistency evaluation on quality and effectiveness. The reform policy is aimed to lower drug costs for patients, reduce transaction costs for enterprises, regulate drug use of hospitals, and improve the centralized drug procurement and pricing system. The centralized volume-based procurement is open to all approved enterprises that manufacture drugs on the government-set procurement list in China. Clinical effects, adverse reactions, and batch stability of the drugs are considered, and their quality consistency with the originator drugs will be the main criteria for evaluation. Production capacity and stability of the supplier are also considered.

On December 17, 2018, the preliminary results of the “4+7” centralized volume-based procurement were announced: 25 out of 31 generic drugs were selected, of which there are 3 originator drugs and 22 generics. As of December 2019, many provinces have published regional implementation measures, expanding the pilot program. On January 17, 2020, the results of the second round of the national centralized volume-based procurement and tender program were published: the average price reduction reached more than 50%, and the highest reduction has reached 90%.

Two-invoice System

In addition to the centralized tender process, the Chinese government also rolled out a “two-invoice system” nationwide in 2018. In the two-invoice system, in principle there can be no more than two invoices issued for drug products supplied by manufacturers to public hospitals. To satisfy with this requirement, many drug manufacturers have reduced the tiers of distributors, or converted drug distributors into contracted service organizations. This excludes the sale of products invoiced from the manufacturer to its wholly-owned or controlled distributors, or for imported drugs, to its exclusive distributor, or from a distributor to its wholly-owned or controlled subsidiary (or between its wholly-owned or controlled subsidiaries). However, the system still significantly limits the options for companies to use multiple distributors to reach a larger geographic area in China. The reduction in distribution tiers resulted in a decrease in distribution mark-ups, hence the supply prices to public hospitals would also be reduced. Compliance with the two-invoice system is a prerequisite for pharmaceutical companies to participate in the tender and procurement processes of public hospitals, which currently provide most of PRC healthcare services. Manufacturers and distributors that fail to implement the two-invoice system may lose their qualifications to participate in the tender and procurement process. Non-compliant manufacturers may also be blacklisted from engaging in drug sales to public hospitals. The two-invoice system has been implemented in all provinces, each with its own regional implementation rules.

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

The General Office of the State Council further announced a master plan for the medical insurance reimbursement reform in June 2017. The main objectives are to implement a diversified reimbursement mechanism including DRGs, per-capita caps, and per-bed-day caps. These new reimbursement methods will be rolled out nationwide by 2020 to replace the current reimbursement method that is based on service category and product price. Local administration of healthcare security will introduce a total budget control for their jurisdictions and decide the amount of reimbursement to public hospitals based on hospitals’ performance and the spending targets of individual basic medical insurance funds. In June 2019, the NHSA, the Ministry of Finance, the NHC and the National Administration of Traditional Chinese Medicine jointly issued the Notice on the National List of Pilot Cities for the DRG Payment Mechanism, identifying 30 cities as pilot cities for the DRG payment pilot program, proposing to further the medical insurance reimbursement reform. To further standardize payment in the national Basic Medical Insurance schemes, in October 2019, the NHSA issued two key technical documents for a pilot project that introduces DRGs—the Technical Guideline of the Classification and Payment for China Healthcare Security Diagnosis Related Groups (CHS-DRG) and the CHS-DRG Classification Plan. According to the classification plan, patients will be sorted into 26 major diagnostic categories and 376 adjacent diagnosis-related groups. DRG-based settlement is currently only applicable to expenses of inpatient care incurred by the insureds at designated hospitals participating in the DRG payment pilot programs and payable by regional medical insurance fund under the national Basic Medical Insurance schemes. DRG-based payments are made directly to the participating medical institutions, while the covered benefits enjoyed by the insureds, under the current public insurance schemes, are not affected by such settlement.

U.S. Coverage and Reimbursement

Successful sales of our drug candidates in the U.S. market, if approved, will depend, in part, on the extent to which our drugs will be covered by third-party payors, such as government health programs or private health insurance (including managed care plans). Patients who are provided with prescriptions as part of their medical treatment generally rely on such third-party payors to reimburse all or part of the costs associated with their prescriptions and therefore adequate coverage and reimbursement from such third-party payors are critical to new and ongoing product acceptance. These third-party payors are increasingly reducing reimbursements for medical drugs and services and implementing measures to control utilization of drugs (such as requiring prior authorization for coverage). Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic drugs. Adoption or expansion of price controls and cost-containment measures could further limit our net revenue and results. Decreases in third-party reimbursement for our drug candidates, if approved, or a decision by a third-party payor to not cover our drug candidates could have a material adverse effect on our sales, results of operations and financial condition.

Health care reform initiatives have resulted in significant changes to the coverage, reimbursement and delivery of health care, including drugs.  Health care reform efforts are likely to continue and such efforts have included, and may include in the future, attempts to repeal prior healthcare reform.

General legislative cost control measures may also affect reimbursement for our products. The Budget Control Act, as amended, resulted in the imposition of 2% reductions in Medicare (but not Medicaid) payments to providers in 2013 and will remain in effect through 2029 unless additional Congressional action is taken. If we obtain approval to market a drug candidate in the United States, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented and/or any significant taxes or fees that may be imposed on us could have an adverse impact on our results of operations.

Other Healthcare Laws

Other PRC Healthcare Laws

Advertising of Pharmaceutical Products

Pursuant to the Interim Administrative Measures for the Review of Advertisements for Drugs, Medical Devices, Health Food and Formula Food for Special Medical Purposes promulgated in December 2019 and became effective in March 2020, an enterprise seeking to advertise its pharmaceutical products must apply for an advertisement approval number. The advertisement approval number is issued by the relevant local administrative authority. The validity term of the advertisement approval number for drugs shall be consistent with the shortest validity term of the production registration certificate, filing certificate or production license. If no valid term is prescribed in the production registration certificate, filing certificate or production license, the valid term of the advertisement approval number shall be two years. The content of an approved advertisement may not be altered without prior approval.

Insert Sheet and Labels of Pharmaceutical Products

According to the Measures for the Administration of the Insert Sheets and Labels of Drugs effective on June 1, 2006, the insert sheets and labels of drugs should be reviewed and approved by the former SFDA. A drug insert sheet should include the scientific data, conclusions and information concerning drug safety and efficacy in order to direct the safe and rational use if drugs. The inner label of a drug should bear such information as the drug’s name, indication or function, strength, dose and usage, production date, batch number, expiry date and drug manufacturer, and the outer label of a drug should indicate such information as the drug’s name, ingredients, description, indication or function, strength, dose and usage and adverse reaction.

Packaging of Pharmaceutical Products

According to the Measures for The Administration of Pharmaceutical Packaging effective on September 1, 1988, pharmaceutical packaging must comply with the national and industry standards. If no national or industry standards are available, the enterprise can formulate its own standards and put into implementation after obtaining the approval of the administration of medical products or bureau of standards at provincial level. The enterprise shall reapply with the relevant authorities if it needs to change its own packaging standard. Drugs that have not developed and received approval for packing standards must not be sold or traded in China (except for drugs for the military).

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

•

the federal Health Insurance Portability and Accountability Act of 1996, which prohibits executing a scheme to defraud any healthcare benefit program (including private health plans) or making false statements relating to healthcare matters and which also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

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

Other Significant PRC Regulation Affecting Our Business Activities in China

PRC Regulation of Foreign Investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the PRC Company Law, which was adopted by the Standing Committee of the NPC in December 1993, implemented in July 1994, and subsequently amended in December 1999, August 2004, October 2005, December 2013 and October 2018. Under the PRC Company Law, companies are generally classified into two categories: limited liability companies and companies limited by shares. The PRC Company Law also applies to foreign-invested limited liability companies. Pursuant to the PRC Company Law, where laws on foreign investment have other stipulations, such stipulations shall prevail.

Investment activities in the PRC by foreign investors are governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002 and came into effect on April 1, 2002, and the Special Administrative Measures (Negative List) for Foreign Investment Access (2019), or the Negative List, which was promulgated by the Ministry of Commerce, or the MOFCOM and National Development and Reform Commission, or the NDRC on June 30, 2019 and took effect on July 30, 2019. The Negative List set out in a unified manner the restrictive measures, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited for foreign investment. The Negative List covers 13 industries, and any field not falling in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment.

Foreign Investment Law of the People’s Republic of China, or the Foreign Investment Law was promulgated by the NPC in March 2019 and become effective in January 2020. After the Foreign Investment Law came into force, the Law on Wholly Foreign- Owned Enterprises, the Law on Sino-foreign Equity Joint Ventures and the Law on Sino-foreign Contractual Joint Ventures have been repealed simultaneously. The investment activities of foreign natural persons, enterprises or other organizations (hereinafter referred to as foreign investors) directly or indirectly within the territory of China shall comply with and be governed by the Foreign Investment Law: 1) establishing by foreign investors of foreign-invested enterprises in China alone or jointly with other investors; 2) acquiring by foreign investors of shares, equity, property shares, or other similar interests of Chinese domestic enterprises; 3) investing by foreign investors in new projects in China alone or jointly with other investors; 4) other forms of investment prescribed by laws, administrative regulations or the State Council.

In December 2019, the State Council issued the Regulations on Implementing the Foreign Investment Law of the PRC, which came into effect in January 2020. After the Regulations on Implementing the Foreign Investment Law of the PRC came into effect, the Regulation on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law, Provisional Regulations on the Duration of Sino- Foreign Equity Joint Venture Enterprise, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law and the Regulations on Implementing the Sino-foreign Cooperative Joint Venture Enterprise Law have been repealed simultaneously.

In December 2019, the MOFCOM and the State Administration for Market Regulation issued the Measures for the Reporting of Foreign Investment Information, which came into effect in January 2020. After the Measures for the Reporting of Foreign Investment Information came into effect, the Interim Measures on the Administration of Filing for Establishment and Change of Foreign Investment Enterprises has been repealed simultaneously. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in China, the foreign investors or foreign-invested enterprises shall submit investment information to the commerce authorities pursuant to these measures.

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

Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the PRC Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the SIPO. Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within three years from the date of application.

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

When a dispute arises out of infringement of the patent owner’s patent right, Chinese law requires that the parties first attempt to settle the dispute through mutual consultation. However, if the dispute cannot be settled through mutual consultation, the patent owner, or an interested party who believes the patent is being infringed, may either file a civil legal suit or file an administrative complaint with the relevant patent administration authority. A Chinese court may issue a preliminary injunction upon the patent owner’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as the loss suffered by the patent holder arising from the infringement, and if the loss suffered by the patent holder arising from the infringement cannot be determined, the damages for infringement shall be calculated as the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. Statutory damages may be awarded in the circumstances where the damages cannot be determined by the above-mentioned calculation standards. The damage calculation methods shall be applied in the aforementioned order. Generally, the patent owner has the burden of proving that the patent is being infringed. However, if the owner of an invention patent for manufacturing process of a new product alleges infringement of its patent, the alleged infringer has the burden of proof.

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

Trade Secrets

According to the PRC Anti-Unfair Competition Law promulgated by the Standing Committee of the NPC on September 2, 1993, as amended on November 4, 2017 and on April 23, 2019 respectively, the term “trade secrets” refers to technical and business information that is unknown to the public that has utility and may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders.

Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, intimidation, solicitation or coercion; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; (3) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence; or (4) instigating, inducing or assisting others to violate confidentiality obligation or to violate a rights holder’s requirements on keeping confidentiality of trade secrets, disclosing, using or permitting others to use the trade secrets of the rights holder. If a third party knows or should have known of the fact that an employee or former employee of the right owner of trade secrets or any other entity or individual conducts any of the illegal acts above mentioned, but still accepts, publishes, uses or allows any other to use such secrets, such practice shall be deemed as infringement of trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and fine infringing parties in the amount of RMB100,000 to RMB500,000, where the circumstance is serious, the fine shall be between RMB500,000 to RMB3,000,000. Alternatively, persons whose trade secrets are being misappropriated may file lawsuits in a Chinese court for loss and damages incurred due to the misappropriation.

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

Trademarks and Domain Names

Trademark. According to the Trademark Law of the PRC, promulgated by the Standing Committee of the NPC in August 1982, as amended in February 1993, October 2001, August 2013 and April 2019 and its implementation rules, the PRC Trademark Office of the National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2019, we had 25 registered trademarks and 9 trademark applications pending in China, and 15 registered trademarks and 35 trademark applications pending outside China.

Domain Name. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology in August 2017 and effective from November 2017, and the Implementing Rules on Registration of Domain Names issued by China Internet Network Information Center in September 2002, and amended in June 2009 and May 2012. The Ministry of Industry and Information Technology is the main regulatory body responsible for the administration of PRC internet domain names. We have registered zaibio.com, zaibiotech.com, zailaboratory.com, zailab.com.cn, zaimedicine.com and zaipharma.com.

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

Pursuant to applicable PRC laws, rules and regulations, including the Social Insurance Law which became effective on July 1, 2011 and amended on December 29, 2018, the Interim Regulations on the Collection and Payment of Social Security Funds which became effective on January 22, 1999 and amended on March 24, 2019, Interim Measures concerning the Maternity Insurance of Employees which become effective on January 1, 1995, and the Regulations on Work-related Injury Insurance which became effective on January 1, 2004 and was subsequently amended on December 20, 2010, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, work-related injury insurance and maternity insurance. If an employer fails to make social insurance contributions timely and in full, the social insurance collecting authority will order the employer to make up outstanding contributions within the prescribed time period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due. If such employer fails to make the overdue contributions within such time limit, the relevant administrative department may impose a fine equivalent to one to three times the overdue amount.

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

Regulations Relating to Employee Stock Incentive Plan

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly Listed Companies issued by SAFE on March 28, 2007. In accordance with the Stock Option Rules and relevant rules and regulations, PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain procedures. We and our employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who participate in our stock incentive plan will be subject to such regulation. In addition, the SAT has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares vest, will be subject to PRC individual income tax, or the IIT. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold IIT of those employees related to their share options or restricted shares. If the employees fail to pay, or the PRC subsidiaries fail to withhold, their IIT according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations Relating to Dividend Distribution

Pursuant to the PRC Company Law and Foreign Investment Law, and Regulations on Implementing the Foreign Investment Law, foreign investors may freely remit into or out of China, in renminbi or any other foreign currency, their capital contributions, profits, capital gains, income from asset disposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income and so on within the territory of China.

In January 2017, the SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, which stipulates several capital control measures with respect to outbound remittance of profits from domestic entities to offshore entities, including the following: (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, domestic entities shall provide detailed explanations of the sources of capital and the utilization arrangements and board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

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

We are headquartered in Shanghai where we have our main administrative and laboratory offices, which is 3,632 square meters in size. The lease for this facility expires in 2023. We also have a 2,475 square meter commercial office for in Shanghai, the lease for which expires in 2022, and a 493 square meter office in Beijing, the lease for which expires in 2020. We have a 445 square meter commercial office in Hong Kong, the leases for which expire in 2022. We also have a 2,652 square feet administrative office and an 18,707 square feet laboratory office in San Francisco, the leases for which expire in 2021 and 2026, respectively. We also have an administrative office in Boston. In early 2017, we built a small molecule drug product facility in Suzhou, China capable of supporting clinical and commercial production and in 2018, we built a large molecule facility in Suzhou, China using GE Healthcare FlexFactory platform technology capable of supporting clinical production of our drug candidates. The cost to complete the small molecule facility was approximately $6.7 million and was paid with cash on hand. The construction of the large molecule facility was completed in 2018, which cost approximately $12.9 million and was financed with cash. We believe our current facilities are sufficient to meet our near-term needs.

E.	Land Use Right

In 2019, we acquired land use rights of 50,851 square meters in Suzhou for the purpose of constructing and operating the research center and biologics manufacturing facility in Suzhou. The terms of the land use rights are 30 years.

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

Overview

We are an innovative, research-based, commercial-stage biopharmaceutical company focusing on discovering or licensing, developing and commercializing proprietary therapeutics that address areas of large unmet medical need in the China market, including in the fields of oncology, autoimmune and infectious diseases therapies. Our mission is to leverage our expertise and insight to address the expanding needs of patients in China and to utilize our China-based competencies to improve the lives of patients worldwide.

Since our founding in 2013 until December 31, 2019, we have constructed a broad and validated innovative pipeline consisting of two commercial products and eight clinical-stage drug assets with potentially differentiated profiles, in addition to other assets, through partnerships with global biopharmaceutical companies. In April 2020, our portfolio was expanded to eleven drug assets with the addition of REGN1979. Following the addition of REGN1979, our clinical-stage portfolio now includes seven late-stage clinical assets targeting large, fast growing segments of China’s pharmaceutical market. Across our broader portfolio, we currently have over 25 ongoing or planned clinical trials. We believe that our leadership team’s extensive global drug development expertise, combined with our demonstrated understanding of the pharmaceutical industry, clinical resources and regulatory system in China, has provided us, and will continue to provide us, with opportunities to bring innovative products to market in China efficiently.

Our consolidated net loss attributable to ordinary shareholders for the year ended December 31, 2017, 2018 and 2019 was $50.4 million, $139.1 million and $195.1 million, respectively.

Basis of Presentation

Our consolidated statement of operations data for the years ended December 31, 2017, 2018 and 2019 and our consolidated statement of financial position data as of December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. Our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F have been prepared in accordance with U.S. GAAP.

Factors Affecting our Results of Operations

Innovation Platform

Research and Development Expenses

We believe our ability to successfully develop drug candidates will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Developing high quality drug candidates requires a significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. As a result of this commitment, our pipeline of drug candidates has been steadily advancing and expanding, with seven late-stage clinical drug candidates being investigated. For more information on the nature of the efforts and steps necessary to develop our drug candidates, see “Business” and “Regulation.”

To date, we have financed our activities primarily through private placements, our initial public offering in September 2017 and various follow-on offerings. Through December 31, 2019, we have raised approximately $164.6 million in private equity financing and approximately $513.4 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us in our initial public offering and our subsequent follow-on offerings. Our operations have consumed substantial amounts of cash since inception. The net cash used in our operating activities was $32.4 million, $97.5 million and $191.0 million, for the years ended December 31, 2017, 2018 and 2019, respectively. We expect our expenditures to increase significantly in connection with our ongoing activities, particularly as we advance the clinical development of our seven late-stage clinical drug candidates and continue research and development of our pre-clinical-stage drug candidates and initiate additional clinical trials of, and seek regulatory approval for, these and other future drug candidates. These expenditures include:

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

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of personnel compensation and related costs, including share-based compensation for commercial and administrative personnel. Other selling, general and administrative expenses include product distribution and promotion costs, professional service fees for legal, intellectual property, consulting, auditing and tax services as well as other direct and allocated expenses for rent and maintenance of facilities, insurance and other supplies used in selling, general and administrative activities. We anticipate that our selling, general and administrative expenses will increase in future periods to support increases in our commercial and research and development activities and as we continue to commercialize, develop, and manufacture our products and drug assets. These increases will likely include increased headcount, increased share compensation charges, increased product distribution and promotion costs, expanded infrastructure and increased costs for insurance. We also incur increased legal, compliance, accounting and investor and public relations expenses associated with being a public company.

Our Ability to Commercialize Our Drug Candidates

All of our drug candidates are still in development in China (including, with respect to ZEJULA, for indications not yet approved in China). As of December 31, 2019, ten of our drug candidates are in clinical development and various others are in pre-clinical development in China. Our ability to generate revenue from our drug candidates is dependent on their receipt of regulatory approval for and successful commercialization of such products, which may never occur. Certain of our drug candidates may require additional pre-clinical and/or clinical development, regulatory approval in multiple jurisdictions, manufacturing supply, substantial investment and significant marketing efforts before we generate any revenue from product sales.

Our License Arrangements

Our results of operations have been, and we expect them to continue to be, affected by our licensing, collaboration and development agreements. We are required to make upfront payments upon our entry into such agreements and milestone payments upon the achievement of certain development, regulatory and commercial milestones for the relevant drug product under these agreements as well as tiered royalties based on the net sales of the licensed products. These expenses are recorded in research and development expense in our consolidated financial statements and totalled $8.0 million, $59.2 million and $58.7 million for the years ended December 31, 2017, 2018 and 2019, respectively.

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

People’s Republic of China

Our subsidiaries incorporated in China are governed by the EIT Law and regulations. Under the EIT Law, the standard EIT rate is 25% on taxable profits as reduced by available tax losses. Tax losses may be carried forward to offset any taxable profits for up to following five years. For more information, see “Taxation—Material People’s Republic of China Taxation.”

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

	Year ended December 31,
(in thousands, except share and per share data)	2019	2018	2017
Comprehensive Loss Data:
Revenue	$12,985	$129	$—
Expenses:
Cost of sales	(3,749)	(43)	—
Research and development	(142,221)	(120,278)	(39,342)
Selling, general and administrative	(70,211)	(21,576)	(12,049)
Loss from operations	(203,196)	(141,768)	(51,391)
Interest income	8,232	3,261	527
Interest expenses	(293)	(40)	—
Changes in fair value of warrants	—	—	200
Other income, net	938	59	530
Loss before income tax and share of loss from equity method investment	(194,319)	(138,488)	(50,134)
Income tax expense	—	—	—
Share of loss from equity method investment	(752)	(587)	(250)
Net loss attributable to ordinary shareholders	$(195,071)	$(139,075)	$(50,384)
Weighted-average shares used in calculating net loss per ordinary share, basic and diluted	64,369,490	52,609,810	21,752,757
Net loss per share, basic and diluted	$(3.03)	$(2.64)	$(2.32)

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Research and Development Expenses

The following table sets forth the components of our research and development expenses for the years indicated.

	Year ended December 31,
(in thousands)	2019	%	2018	%
Research and development expenses:
Personnel compensation and related costs	$30,820	21.6	$16,755	13.9
Licensing fees	58,682	41.3	59,152	49.2
Payment to CROs/CMOs/Investigators	36,814	25.9	32,282	26.8
Other costs	15,905	11.2	12,089	10.1
Total	$142,221	100.0	$120,278	100.0

Research and development expenses increased by $21.9 million to $142.2 million for year ended December 31, 2019 from $120.3 million for year ended December 31, 2018. The increase in research and development expenses included the following:

•

$14.1 million for increased personnel compensation and related costs which was primarily attributable to increased employee compensation costs, due to hiring of more personnel during the year ended December 31, 2019 and the grants of new share options and vesting of restricted shares to certain employees;

•	$4.5 million for increased payment to CROs/CMOs/Investigators in fiscal year 2019 as we advanced our drug candidate pipeline; and
•	$3.8 million for increased lab consumables and professional service expenses.

The following table summarizes our research and development expenses by program for the years ended December 31, 2019 and 2018, respectively:

	Year ended December 31,
(in thousands)	2019	%	2018	%
Research and development expenses:
Clinical programs	$96,442	67.8	$89,556	74.5
Pre-clinical programs	8,268	5.8	8,102	6.7
Unallocated research and development expenses	37,511	26.4	22,620	18.8
Total	$142,221	100.0	$120,278	100.0

During the year ended December 31, 2019, 67.8% and 5.8% of our total research and development expenses were attributable to clinical programs and pre-clinical programs, respectively. During the year ended December 31, 2018, 74.5% and 6.7% of our total research and development expenses were attributable to clinical programs and pre-clinical programs, respectively. ZEJULA represented approximately 17% and 13% of our external research and development expense, which includes payments to CROs, CMOs and investigators, for the year ended December 31, 2019 and 2018, respectively. Omadacycline (ZL-2401) represented approximately 7% and 12% of our external research and development expense, which includes licensing fees and payment to CROs, CMOs and investigators, for the year ended December 31, 2019 and 2018. bemarituzumab (FPA144) represented approximately 5% and 12%, of our external research and development expense, which includes licensing fees and payment to CROs, CMOs and investigators, for the year ended December 31, 2019 and 2018; ZL-1306 and ZL-2307 represented approximately 17% and 25% of our external research and development expense, which includes licensing fees and payment to CROs, CMOs and investigators, for the year ended December 31, 2019, respectively. No other programs represented a significant amount of research and development expense for the years ended December 31, 2019 or 2018. Though we manage our external research and development expenses by program we do not allocate our internal research and development expenses by program because our employees and internal resources may be engaged in projects for multiple programs at any time.

Selling, General and Administrative Expenses

The following table sets forth the components of our selling, general and administrative expenses for the years indicated.

	Year ended December 31,
(in thousands)	2019	%	2018	%
Selling, General and Administrative Expenses:
Personnel compensation and related costs	$43,572	62.1	$13,410	62.2
Professional service fees	2,887	4.1	3,266	15.1
Other costs	23,752	33.8	4,900	22.7
Total	$70,211	100.0	$21,576	100.0

Selling, general and administrative expenses increased by $48.6 million to $70.2 million for year ended December 31, 2019 from $21.6 million for year ended December 31, 2018. The increase in general and administrative expenses included the following:

•

$30.2 million for increased personnel compensation and related costs which was primarily attributable to increased commercial and administrative personnel costs, due to hiring of more personnel during year ended December 31, 2019 and the grants of new share options and vesting of restricted shares to certain employees; and

•	$18.9 million for increased selling, rental, and travel expenses primary attributable to the commercial operation in Hong Kong and PRC for the year ended December 31, 2019.

Interest Income

Interest income increased by $5.0 million for year ended December 31, 2019 primary attributable to interest income on higher cash and short-term investments balance in 2019.

Interest Expenses

Interest expenses increased by $0.3 million for year ended December 31, 2019 primary attributable to more short-term borrowings balance in 2019.

Share of loss from equity method investment

In June 2017, we entered into an agreement with three third-parties to launch JING Medicine Technology (Shanghai) Ltd., or JING, an entity that will provide services for drug discovery and development, consultation and transfer of pharmaceutical technology. We account for our investment using the equity method of accounting because we do not control the investee but have the ability to exercise significant influence over the operating and financial policies of the investee. An investment loss of $0.8 million and $0.6 million related to this investment was recorded for the year ended December 31, 2019 and 2018, respectively.

Other Income, net

Other income, net increased by $0.9 million for year ended December 31, 2019 primarily as a result of an increase in governmental subsidies.

Net Loss Attributable to Ordinary Shareholders

As a result of the foregoing, we had net loss attributable to ordinary shareholders of $195.1 million for the year ended December 31, 2019 compared to net loss attributable to ordinary shareholders of $139.1 million for the year ended December 31, 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

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

The following table summarizes our research and development expenses by program for the years ended December 31, 2018 and December 31, 2017, respectively:

	Year ended December 31,
(in thousands)	2018	%	2017	%
Research and development expenses:
Clinical programs	$89,556	74.5	$12,614	32.1
Pre-clinical programs	8,102	6.7	14,755	37.5
Unallocated research and development expenses	22,620	18.8	11,973	30.4
Total	$120,278	100.0	$39,342	100.0

During the year ended December 31, 2018, 74.5% and 6.7% of our total research and development expenses were attributable to clinical programs and pre-clinical programs, respectively. During the year ended December 31, 2017, 32.1% and 37.5% of our total research and development expenses were attributable to clinical programs and pre-clinical programs, respectively. ZEJULA represented approximately 13% and 43% of our external research and development expense, which includes payments to CROs, CMOs and investigators, for the year ended December 31, 2018 and 2017, respectively. Omadacycline (ZL-2401) represented approximately 12% and 45% of our external research and development expense, which includes licensing fees and payment to CROs, CMOs and investigators, for the year ended December 31, 2018 and 2017. Bemarituzumab (FPA144), Optune and MacroGenics projects represented approximately 12%, 14% and 25% of our external research and development expense, which includes licensing fees and payment to CROs, CMOs and investigators, for the year ended December 31, 2018, respectively. No other programs represented a significant amount of research and development expense for the years ended December 31, 2018 or 2017. Though we manage our external research and development expenses by program we do not allocate our internal research and development expenses by program, because our employees and internal resources may be engaged in projects for multiple programs at any time.

Selling, General and Administrative Expenses

The following table sets forth the components of our selling, general and administrative expenses for the years indicated.

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

Interest Income

Interest income, net increased by $2.7 million for year ended December 31, 2018 due to higher cash and short-term investments balance in 2018.

Interest Expenses

Interest expenses were due to short-term borrowings in 2018.

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

Other Income, net

Other income decreased by $0.5 million for year ended December 31, 2018 primarily as a result of an increase of $1.5 million foreign currency exchange loss, and net of an increase of $1.0 million in governmental subsidies.

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

Revenue recognition

In May 2014, the Financial Accounting Standards Board, or FASB, issued a comprehensive new standard which amends revenue recognition principles. In 2018, we adopted of ASC Topic 606, or ASC 606, Revenue from Contracts with Customers, in recognition of revenue. Under ASC 606, we recognize revenue when a customer obtains control of promised goods or services, in an amount that reflects the consideration expected to receive in exchange for those goods or services. To determine revenue recognition for arrangements that we determine are within the scope of ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation. We only apply the five-step model to contracts when it is probable that we will collect the consideration to which we are entitled in exchange for the goods or services we transfer to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, we review the contract to determine which performance obligations we must deliver and which of these performance obligations are distinct. We recognize as revenue the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

Our revenue is all from product sales. We recognize revenue from product sales when we have satisfied the performance obligation by transferring control of the product to the customers. Control of the product generally transfers to the customers when the delivery is made and when title and risk of loss transfers to the consumers. Cost of sales mainly consists of the purchase price of products and royalty fee.

The timing between the recognition of revenue for product sales and the receipt of payment is not significant. Therefore we do not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between the transfer of the promised good to the customer and receipt of payment will be one year or less.

We started to generate product sales revenue since year 2018. For the year ended December 31, 2019, our product revenues were generated from the sale of ZEJULA and OPTUNE (Tumor Treating Fields) to customers, which are typically healthcare providers such as oncology centers. For the year ended December 31, 2018, our product revenues were generated from the sale of ZEJULA to customers, which are typically healthcare providers such as oncology centers. We utilize a distributor in Hong Kong for warehousing services. Based on the nature of the arrangement, we have determined that the distributor is a principal in the transaction since we are primarily responsible for fulfilling the promise to provide the products to the customers, maintain inventory risk until delivery to the customers and have latitude in establishing the price.

Revenue was recognized at the amount to which we expected to be entitled in exchange for the sale of the products, which is the sales price agreed with the customers. Consideration paid to the distributor is recognized in operating expenses.

Share-Based Compensation

We grant share options to eligible employees, management and directors and account for these share-based awards in accordance with ASC Topic 718, Compensation-Stock Compensation, or ASC 718.

Share-based awards are measured at the grant date fair value and recognized as an expense (i) immediately at grant date if no vesting conditions are required or (ii) using a graded vesting method over the requisite service period, which is the vesting period. See Note 16 to the consolidated financial statements included elsewhere in this Annual Report on Form 20-F for further details on the assumptions used to estimate the fair value of share-based awards granted in prior periods.

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

We determined the fair value of the stock options granted to employees. Before 2018, the binomial option pricing model was applied in determining the estimated fair value of the options granted to employees. In 2018, we changed to use the Black-Scholes option valuation model since we expected the Black-Scholes option valuation model provide a better estimate of fair value. A change in the valuation technique is a change in accounting estimate for purposes of applying ASC 250, and shall be applied prospectively to new awards.

Before January 2019, we have accounted for equity instruments issued to non-employees in accordance with the provisions of ASC 505, Equity-Based Payments to Non-Employees. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is completed as there is no associated performance commitment. The expense is recognized in the same manner as if we had paid cash for the services provided by the nonemployees.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which intended to reduce cost and complexity and to improve financial reporting for nonemployee share-based payments. The ASU expands the scope of Topic 718 (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than a company’s adoption date of Topic 606, Revenue from Contracts with Customers. We adopted this ASU on January 1, 2019. The adoption of this standard did not have a material effect on our financial statements.

Fair Value Measurements

We apply ASC Topic 820, Fair Value Measurements and Disclosures, or ASC 820, in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

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

Financial instruments of our company primarily include cash, cash equivalents and restricted cash, short-term investment, accounts receivable, prepayments and other current assets, short-term borrowings, accounts payable and other current liabilities. As of each reporting date, the carrying values of cash and cash equivalents, short-term investment, accounts receivable, prepayments and other current assets, short-term borrowings, accounts payable and other current liabilities approximated their fair values due to the short-term maturity of these instruments, and the carrying value of restricted cash approximates its fair value based on the nature of the assessment of the ability to recover these amounts.

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

The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2018 and 2019, we did not have any significant unrecognized uncertain tax positions.

B.	Liquidity and Capital Resources

Since our inception, we have incurred net losses and negative cash flows from our operations. Substantially all of our losses have resulted from funding our research and development programs and general and administrative costs associated with our operations. We incurred net losses of $195.1 million, $139.1 million and $50.4 million for the years ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019, we had an accumulated deficit of $444.7 million. Our primary use of cash is to fund research and development costs. Our operating activities used $191.0 million, $97.5 million and $32.4 million of cash flows during the years ended December 31, 2019, 2018 and 2017, respectively. Historically, we have financed our operations principally through proceeds from private placements as well as proceeds from our initial public offering and subsequent follow-on offerings. As of December 31, 2019, we had cash and cash equivalents and short-term investments of $275.9 million. In January 2020, we raised $280.6 million in net proceeds from our subsequent follow-on offering of 6,300,000 ADSs. Our expenditures as a company principally focused on research and development, are largely discretionary and as such our current losses and cash used in operations do not present immediate going concern issues. Based on our current operating plan, we expect that our existing cash, cash equivalents and short-term investments as of April 2020, will enable us to fund our operating expenses and capital expenditures requirements for at least the next 12 months after the date that the financial statements included in this report are issued. However, in order to bring to fruition our research and development objectives the company will ultimately need additional funding sources and there can be no assurances that they will be made available.

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

During the years ended December 31, 2019, 2018 and 2017, no appropriation to statutory reserves was made because our PRC subsidiaries had substantial losses during such periods. As a result of relevant applicable PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends, as a general reserve fund, our PRC subsidiaries are restricted in their ability to transfer a portion of its net assets. Foreign exchange and other regulations in China may further restrict our PRC subsidiaries from transferring funds to us in the form of dividends, loans and advances. As of December 31, 2019, amounts restricted are the paid-in capital of our PRC subsidiaries, which amounted to $155.9 million.

The following table provides information regarding our cash flows for the years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,
(in thousands)	2019	2018	2017
Net cash (used in) operating activities	$(191,011)	$(97,538)	$(32,367)
Net cash (used in) investing activities	(14,892)	(212,554)	(10,434)
Net cash provided by financing activities	219,302	144,147	187,860
Effect of foreign exchange rate changes	91	(763)	652
Net increases(decrease) in cash, cash equivalents and restricted cash	$13,490	$(166,708)	$145,711

Net cash used in operating activities

During the year ended December 31, 2019, our operating activities used $191.0 million of cash, which resulted principally from our net loss of $195.1 million, adjusted for non-cash charges of $27.3 million, and by cash used in our operating assets and liabilities of $23.2 million. Our net non-cash charges during the year ended December 31, 2019 primarily consisted of $3.8 million depreciation expense, $20.3 million share-based compensation expense and $2.8 million noncash lease expense.

During the year ended December 31, 2018, our operating activities used $97.5 million of cash, which resulted principally from our net loss of $139.1 million, adjusted for non-cash charges of $14.2 million, and by cash provided by our operating assets and liabilities of $27.4 million. Our net non-cash charges during the year ended December 31, 2018 primarily consisted of $1.6 million depreciation expense, $12.2 million share-based compensation expense and a $0.6 million share of loss from equity method investment and offset by a $0.3 million amortization of deferred income.

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

Net cash used in investing activities

Net cash used in investing activities was $14.9 million for the year ended December 31, 2019 compared to $212.6 million for the year ended December 31, 2018. The decrease in cash used in investing activities was primary due to the proceeds from maturity of short-term investments, net of purchases of short-term investments.

Net cash used in investing activities was $212.6 million for the year ended December 31, 2018 compared to $10.4 million for the year ended December 31, 2017. The increase in cash used in investing activities was due to purchases of short-term investments, construction of our large molecule facility and other investments in 2018.

Net cash provided by financing activities

Net cash provided by financing activities was $219.3 million for the year ended December 31, 2019 compared to $144.1 million for the year ended December 31, 2018. The cash provided by financing activities was mainly attributable to the issuance of ADSs in our subsequent follow-on offering in 2019.

Net cash provided by financing activities was $144.1 million for the year ended December 31, 2018 compared to $187.9 million for the year ended December 31, 2017. The cash provided by financing activities was mainly attributable to the issuance of ADSs in our subsequent follow-on offering in 2018.

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

The following table sets forth our contractual obligations as of December 31, 2019. Amounts we pay in future periods may vary from those reflected in the table.

(in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Purchase Obligations	$692	$692	$—	$—	$—
Operating Lease Obligations	16,043	4,595	6,949	2,712	1,787

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

Recently Issued Accounting Standards

In February 2016, the FASB issued ASC 842 which supersedes the lease recognition requirements in ASC 840, Leases, or ASC 840. The most prominent of the changes in ASC 842 is the recognition of right-of-use, or ROU, assets and lease liabilities by lessees for those leases classified as operating leases. Consistent with ASC 840, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statements of operations. In July 2018, the FASB issued an accounting standard update which amended ASC 842 and offered an additional (and optional) transition method by which entities could elect not to recast the comparative periods presented in financial statements in the period of adoption.

We adopted the new standard on January 1, 2019, using the optional adoption method whereby we did not adjust comparative period financial statements. Consequently, prior period balances and disclosures have not been restated. We elected the package of transition provisions available for expired or existing contracts, which allowed us to carry forward our historical assessments of (i) whether contracts are or contain leases, (ii) lease classification and (iii) initial direct costs. For leases in place upon adoption, we used the remaining lease term as of January 1, 2019 in determining the incremental borrowing rate, or IBR. For the initial measurement of the lease liabilities for leases commencing on or after January 1, 2019, the IBR at the lease commencement date was applied.

Our lease portfolio consists entirely of operating leases, the adoption of ASU 2016-02 resulted in the initial recognition of ROU assets of $7.1 million and related lease liabilities of $7.0 million on the consolidated balance sheet at January 1, 2019. Upon adoption, we reclassified $0.1 million prepaid rent to operating ROU assets. Our leases do not contain any material residual value guarantees or material restrictive covenants. Additionally, the adoption of ASU 2016-02 did not materially affect the consolidated statements of income or the consolidated statements of cash flows.

For the impact on the consolidated balance sheet upon adoption of ASU 2016-02, please see Note 2(ac) to our audited consolidated financial statements in this Annual Report on Form 20-F.

In June 2016, the FASB released ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 replaces the existing impairment model for most financial assets from an incurred loss impairment model to a current expected credit loss model, which requires an entity to recognize an impairment allowance equal to its current estimate of all contractual cash flows the entity does not expect to collect. ASU 2016-13 also requires credit losses relating to AFS debt securities to be recognized through an allowance for credit losses. In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments, the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326)—Targeted Transition Relief, which is the final version of Proposed Accounting Standards Update 2019-10—Targeted Transition Relief for Topic 326, Financial Instruments—Credit Losses, which has been deleted. This update provides entities with an option to irrevocably elect the fair value option applied on an instrument-by-instrument basis for certain financial assets upon the adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement-Overall, and 825-10. In December 2019, FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. This update introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis. In March 2020, the FASB issued ASU No. 2020-03, Codification Improvements to Financial Instruments. This update clarifies that the contractual term of a net investment in a lease determined in accordance with Topic 842 should be the contractual term used to measure expected credit losses under Topic 326. The standards are to be applied using a modified retrospective approach and are effective for interim periods and fiscal years beginning after December 15, 2019, with early adoption permitted. We do not anticipate the adoption of this ASU to have a material impact to its financial statements for its existing business.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. This guidance removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. Certain disclosures required by this guidance must be applied on a retrospective basis and others on a prospective basis. The guidance will be effective for interim periods and fiscal years beginning after December 15, 2019, with early adoption permitted. We do not expect the requirements of ASU 2018-13 will have a material impact on the consolidated financial statements.

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

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB's overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The update is effective in fiscal years beginning after December 15, 2020, and interim periods therein, and early adoption is permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. We are currently evaluating the impact on its financial statements of adopting this guidance.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our Executive Officers and Directors

Below is a list of the names and ages of our directors, officers, other key employees and scientific advisors as of March 31, 2020, and a brief account of the business experience of each of them. The business address for our directors and officers is c/o Zai Lab Limited, 4560 Jinke Road, Bldg. 1, 4F, Pudong, Shanghai, China 201210.

Name	Age	Position(s)
Executive Officers

Ying (Samantha) Du	55	Director, Chairman and Chief Executive Officer

Tao Fu	48	Director, President & Chief Operating Officer

Yongjiang Hei	57	Chief Medical Officer, Oncology

Harald Reinhart	68	Chief Medical Officer, Autoimmune and Infectious Diseases

Billy Cho	42	Chief Financial Officer

William Liang	49	Chief Commercial Officer

Valeria Fantin	49	Chief Scientific Officer

Non-Management Directors

Kai-Xian Chen	74	Director

Nisa Leung	49	Director

William Lis	55	Director

Peter Wirth	69	Director; Senior Advisor

John Diekman	77	Director

Leon O. Moulder, Jr.	62	Director

Other Key Employees

Ning Xu	55	Executive Vice President, Head of Clinical and Regulatory

James Yan	56	Executive Vice President, Preclinical Development and Program & Portfolio Management

Jonathan Wang	38	Senior Vice President, Head of Business Development

Scientific Advisors

Lieping Chen	62	Scientific Advisor

Richard A. Flavell	74	Scientific Advisor

Neal Rosen	69	Scientific Advisor

Timothy Yap	45	Scientific Advisor

Alex A. Adjei	64	Scientific Advisor

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

Tao Fu has been our Director since 2017 and has served as our company’s President and Chief Operating Officer since September 2018. Prior to joining our company, he was Executive Vice President, Chief Commercial and Business Officer of Portola Pharmaceuticals, Inc., a publicly traded biotechnology company specializing in cardiovascular disease, hematological disorders and cancer from June 2015 to September 2018. Prior to joining Portola in June 2015, Mr. Fu was Vice President, business development, head of M&A and alliance management at BMS. Mr. Fu led all M&A, divestiture, strategic transaction and venture investment opportunities as well as alliance management for BMS. Between 2003 and 2015, Mr. Fu worked at Johnson & Johnson in a number of roles, most recently as Vice President, business development, where he was responsible for global M&A activities in the pharmaceutical sector. Prior to joining Johnson & Johnson, Mr. Fu held managerial positions with Scios Inc., a biotechnology company in California; McKinsey &Company, a global management consulting firm; and Becton Dickinson, a leading medical device company. Mr. Fu received a master of science in cell biology from the University of Rochester, and a master of business administration in finance and marketing from Vanderbilt University. Mr. Fu did his undergraduate studies in biology at Tsinghua University and is a Chartered Financial Analyst (CFA).

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

Harald Reinhart, M.D. has been our Chief Medical Officer, autoimmune and infectious diseases since 2017. He is currently adjunct clinical professor of infectious diseases at the Yale School of Medicine. Prior to joining our company, Dr. Reinhart worked at Shionogi US as Head of Clinical Development & Medical Affairs, where he directed a broad portfolio of antibiotics, diabetes, allergy and pain medications and guided a woman’s health product through Phase III, NDA and FDA approval. Between 2003 and 2011, Dr. Reinhart held senior roles at Novartis, including Vice President and Global Project Leader of Infectious Disease, Transplantation and Immunology. He oversaw successful filings of SNDAs and NDAs for Coartem, Famvir, Sebivo, and Cubicin, managed clinical development groups in the U.S. and E.U., and supervised the transitioning of projects from research into clinical development. From 1991 until 2003 he worked at Bayer in anti-infectives and diabetes. He was International Clinical Project Manager for ciprofloxacin and acarbose and in charge of numerous successful sNDA filings. He also oversaw the strategic development of several early phase antibacterial and antiviral projects. Dr. Reinhart received his medical degree from the University of Würzburg in Germany. He completed his medical specialty training in the United States with board certifications in internal medicine and infectious diseases.

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

William Liang, M.D. joined our company as our Chief Commercial Officer in June 2018. Prior to joining our company, Mr. Liang served as Vice President at AstraZeneca heading up the Oncology Business Unit in China. Under his leadership, AstraZeneca built a top performing oncology franchise in China by significantly outgrowing the market with many successful product launches, including setting a new benchmark for the successful market launch of Tagrisso. During his tenure, Mr. Liang expanded his team from approximately 500 to 2,000 professionals and introduced a patient-centric business model to establish AstraZeneca’s oncology leadership position in China. Prior to AstraZeneca, he was Vice President of Oncology at BMS in China, where he rebuilt the oncology sales team to achieve substantial sales growth. Previously, he spent over 13 years in senior commercial roles at Roche, where he began his career and ultimately achieved the position of China Business Unit Director of Oncology. Mr. Liang received his Medical Degree in Clinical Medicine from Fudan University and his Executive MBA degree from the China Europe International Business School.

Valeria Fantin, Ph.D. joined our company as our Chief Scientific Officer in June 2019. Prior to joining Zai Lab, Dr. Fantin was the Chief Scientific Officer at ORIC Pharmaceuticals, where she was responsible for building the research team and establishing a pipeline targeting mechanisms of therapy resistance in cancer, including driving the GR antagonist ORIC-101 from discovery to the clinic. Before ORIC, Dr. Fantin was Vice President of Tumor Cell Biology at Pfizer, where she was responsible for advancing small molecules and biologics from target validation to Phase II proof-of-concept across signaling, metabolism, epigenetics and immuno-oncology. Dr. Fantin contributed to the development of the first in class CDK4/6 inhibitor palbociclib (IBRANCE®), as well as the discovery of the brain-penetrant ALK inhibitor lorlatinib (LORBRENA®) and several compounds currently in Ph1/Ph2 studies. Prior to that, Dr. Fantin held leadership positions at Agios Pharmaceuticals where she created and advanced an exploratory program of novel cancer metabolism targets into drug discovery and led the execution of the company’s flagship isocitrate dehydrogenase program that provided the scientific foundation for the recently FDA approved IDH2 and IDH1 inhibitors enasidenib (IDHIFA®) and ivosidenib (TIBSOVO®), respectively. Her earlier work as a researcher at Merck Research Laboratories focused on epigenetics and kinase drug discovery projects, where she contributed to the development of the first in class HDAC inhibitor vorinostat (ZOLINZA®). Dr. Fantin completed postdoctoral training in cancer metabolism and signal transduction at Harvard Medical School and the Howard Hughes Medical Institute and earned her Ph.D. in molecular and cellular biology from Dartmouth Medical School.

Non-Management Directors

Kai-Xian Chen, Ph.D. has been our Director since August 2018. From 2007 to 2017, he served as a member of the National Committee of the Chinese People’s Political Consultative Conference. From 2005 to 2014, Professor Chen served as President of Shanghai University of Traditional Chinese Medicine. From 2011 to 2018, Professor Chen served as President of the Shanghai Association for Science and Technology. Prior to that, from 1993 to 2004, Professor Chen served as Deputy Director and later, Director of Shanghai Institute of Materia Medica, or SIMM, Chinese Academy of Sciences. Professor Chen has as also served as Principal Scientist for two National Basic Research Programs by the MOST. Since 2001, professor Chen has served successively as the member of the Chief Specialists Board and the deputy Chief Technical Officer of the major science and technology projects "innovative drugs and modernization of traditional Chinese medicine" and "Innovative Drug Research & Development ", where he participated in the organization and promotion of new drug research and development for China’s 10th -13th Five Year Plans. In 1999, Professor Chen was elected as a member of the Chinese Academy of Sciences. Prior to that, from 1985 to 1988, he conducted postdoctoral research at Institut de Biologie Physico-Chimique in Paris. Professor Chen started his academic career at SIMM as an Associate Professor, where he later reached the level of Full Professor. Professor Chen received his Master and Ph.D. Degree at the Chinese Academy of Science, and his Bachelor of Science from Fudan University.

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

William Lis has been our independent Director since October 2018. He has 28 years of biopharmaceutical experience. He is the Executive Chairman, and interim CEO of Jasper Therapeutics, Inc where he led the company’s 2019 Series A financing. Previously, Mr. Lis served as Chief Executive Officer and a Director of Portola Pharmaceuticals, Inc. from 2009 until 2018 after serving as Chief Operating Officer. Under his leadership, Portola successfully grew from a discovery-stage company to a fully integrated research and development and commercial organization, and independently discovered and developed Andexxa® and Bevyxxa® through commercial launch, and advanced cerdulatinib into clinical development. He led corporate partnerships and private and public financings including an initial public offering in 2013. The company grew into a multi-billion valuation company during his tenure. Mr. Lis held executive positions at Scios, Inc. (a Johnson & Johnson company) where he last served as Sr. Vice President of Business Development and New Product Development, having led efforts for the in-licensing, development and pre-commercial launch for Xarelto®; He also held positions of increasing responsibility at Millennium Pharmaceuticals, Inc. (previously COR Therapeutics, Inc.) and Rhone Poulenc Rorer in sales, marketing, medical affairs and business development. He was involved in the U.S. commercial launch of several products, including Integrilin®, Lovenox® and Rilutek®. Mr. Lis served as a member of the Bio Board of Directors for Emerging Companies and is currently an independent Director of Eidos Therapeutics, Inc. and Zai Laboratories, Inc. Mr. Lis holds a B.S. from the University of Maryland.

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

John D. Diekman, Ph.D. has been our independent Director since 2017. Dr. Diekman is founding partner of 5AM Ventures, where he has served since 2002. He is chairman of the board of directors of IDEAYA Biosciences, Inc., an oncology target discovery company; director of Cleave Therapeutics, Inc., a cancer therapeutic company; and Wildcat Discovery Technologies, Inc., a technology company that discovers materials for energy storage applications; charter trustee of Princeton University; chairman of the board of directors of The Scripps Research Institute; and a member of the advisory board of the Schaeffer Center for Health Policy and Economics at the University of Southern California. During the last five years, Dr. Diekman also served as director of Calibrium LLC, a biopharmaceutical research company focused on diabetes and other metabolic diseases; Cellular Research, Inc., a single-cell genomics startup; and PhaseRx Inc., a biopharmaceutical company developing mRNA treatments for life-threatening inherited liver diseases in children. Dr. Diekman holds an A.B. in Organic Chemistry from Princeton University and a Ph.D. in Chemistry from Stanford University.

Leon O. Moulder, Jr. has been our independent Director since January 2020. Mr. Moulder is the Founding General Partner of Tellus BioVentures, LLC, an early-stage life sciences investment fund. He most recently served as Chief Executive Officer and Director of Tesaro, Inc. since cofounding the company in 2010. Acquired by GSK in January 2019, Tesaro was a fully-integrated Boston based oncology-focused biopharmaceutical company with operations in North America and Europe. He previously served as President and Chief Executive Officer of Abraxis BioScience, Inc., prior to the company’s eventual acquisition by Celgene Corporation in 2010. Prior to that, from 2008, Mr. Moulder served as Vice Chairman of Eisai Corporation of North America following Eisai’s acquisition of MGI PHARMA, where he served as President and Chief Executive Officer beginning in 2003 and previously as Executive Vice President since 1999. This followed him serving as a member of the founding management team of a venture-stage biotech company in 1997. Mr. Moulder began his career as a clinical pharmacist followed by a seventeen year career at predecessor companies of Sanofi, beginning with Marion Laboratories in 1981. Mr. Moulder is a Temple University

Trustee, Chair of the Trustee Committee for Research and Chair of the Temple University Japan (TESS) Board. He is a Council Member for both the University of Chicago Booth School of Business and the Polsky Center for Entrepreneurship and Innovation. Mr. Moulder is Chair of the Board of Directors of Trevena, Inc. and previously served on the Boards of Cubist Pharmaceuticals and the Biotechnology Innovation Organization (BIO). Mr. Moulder received a Pharmacy degree from Temple University in 1980 and an MBA from The University of Chicago Booth School of Business in 1997.

Other Key Employees and Advisors

Ning Xu, M.D. has been our executive Vice President, head of clinical operations and regulatory affairs since 2014. Prior to joining our company, he served as Vice President, head of clinical development service at Covance China. Before joining Covance, Dr. Xu served as a senior medical and regulatory affairs executive at Johnson & Johnson and GSK. Dr. Xu received a medical degree from Peking Union Medical College and a master of business administration from the University of Illinois at Chicago. Dr. Xu also completed a postdoctoral fellowship at the Medical School, University of Illinois at Chicago. Between 2011 and 2015, he was the chairman of the Advisory Council of DIA China and a Director of DIA Global.

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

Lieping Chen, M.D., Ph.D. has served on our Scientific Advisory Board since 2019. Dr. Chen is the United Technologies Corporation Professor in Cancer Research, Co-Director of the Cancer Immunology Program at the Yale Cancer Center and a Professor of Immunobiology, Dermatology and Medicine (Medical Oncology) at the Yale University School of Medicine. Dr. Chen studies cell membrane proteins which control lymphocyte functions and translates his laboratory findings for the treatment of human diseases including cancer. Dr. Chen has published more than 350 research articles, review and book chapters. He has received several awards and professional recognitions including William B. Coley Award (2014), Warren Alpert Foundation Prize (2017) and Giants of Cancer Care (2018).

Richard A. Flavell, Ph.D., FRS has served on our Scientific Advisory Board since 2017. Since 2002, Dr. Flavell has been the Sterling Professor of Immunobiology at Yale University School of Medicine. Prior to joining the Yale faculty in 1988, Dr. Flavell was the President and Chief Scientific Officer of Biogen Research Corporation. Dr. Flavell received a Ph.D. in biochemistry from the University of Hull, England, and performed postdoctoral work in Amsterdam and Zurich. He is an Investigator of the Howard Hughes Medical Institute, a fellow of the Royal Society, a member of the National Academy of Sciences, and a member of the Institute of Medicine of the National Academies. He has published over 800 papers and has received many awards, including the Invitrogen Meritorious Career Award from the American Association of Immunologists.

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

Timothy Yap, M.D., Ph.D. has served on our Scientific Advisory Board since 2019. Dr. Yap is an Associate Professor in the Department of Investigational Cancer Therapeutics and Medical Director of The Institute for Applied Cancer Science at The University of Texas MD Anderson Cancer Center, Houston, TX. Previously, he was a Consultant Medical Oncologist and NIHR BRC Clinician Scientist jointly in the Phase I Drug Development Unit, Lung Cancer Unit and Cancer Biomarkers Laboratory at the Royal Marsden Hospital and the Institute of Cancer Research (ICR). Dr. Yap earned his medical degree from Imperial College London and completed his general medical training in Oxford. Dr. Yap undertook a Clinical Fellowship in the Phase I Drug Development Unit at the Royal Marsden Hospital and completed his Ph.D. in Molecular Pharmacology in the Division of Cancer Therapeutics in the ICR.

Alex A. Adjei, M.D., Ph.D., FACP has served on our Scientific Advisory Board since 2019.  Dr. Adjei is a Consultant in Oncology, Professor of Oncology and Professor of Pharmacology at Mayo Clinic and Mayo College of Medicine, in Rochester, MN. Dr. Adjei oversees oncology drug development as well as lung cancer research and treatment across all 3 Mayo Clinic sites, and is co-Leader of the Developmental Therapeutics program at Mayo Cancer Center. Dr. Adjei has served on a number of U.S. National Cancer Institute committees. From 2007 to 2013, he was Chair of the NIH Study Section NCRR Clinical Research Review Committee, reviewing CTSAs. From 2010 to 2014, he was a Member of the Clinical Oncology Study Section (CONC), and from 2013 to 2017, he was a member of NCI IRG Subcommittee A, reviewing Cancer Centers. He is currently co-chair of the Thoracic Malignancies Steering Committee of NCI. He has also served on various committees of professional societies (AACR, ASCO, ESMO, IASLC).  Dr. Adjei is currently serving on the Committee on Diagnosing and Treating Adult Cancers of the U.S. National Academies of Sciences, Engineering and Medicine, tasked with providing a report on this topic to the U.S. government (Social Security Administration). He is the Editor-in-Chief of the Journal of Thoracic Oncology, and the inaugural Editor-in-Chief of JTO Clinical and Research Reports. Dr. Adjei’s research is focused on experimental therapeutics and clinical drug development. He has been the principal investigator for over 70 early phase clinical trials. He has served on scientific advisory boards for a large number of pharmaceutical companies including Pfizer, Novartis, Bayer, Boehringer-Ingelheim, Merck AG, Daiichi-Sankyo, Amgen, Millenium, Onyx and Roche among others, and have served as Scientific advisor to a number of small and start-up companies such as Exelixis, Array Biopharma, Chiron, Nektar, Merrimack, Cagent, Cleveland BioLabs, Zeno Pharmaceuticals and Swiss Rockets. He received the first American Society of Clinical Oncology Drug Development Research Professorship 2012 to 2017, in recognition of his mentorship and his work in cancer drug development.  He has authored 280 publications dealing primarily with pre-clinical pharmacology and phase I trials as well as novel therapies for lung cancer.

B.	Compensation

Employment Arrangements with Our Executive Officers

We have entered into employment agreements with each of our executive officers. Dr. Du is employed by Zai Lab Limited, pursuant to an amended and restated employment agreement that became effective December 1, 2018. Dr. Du also is a party to an employment agreement with Zai Lab (Shanghai) Co., Ltd. In addition, Dr. Du has entered into an agreement with our U.S. subsidiary, Zai Lab (US) LLC, pursuant to which a portion of her base salary will be paid by Zai Lab (US) LLC based on the level of services that she provides this entity. Dr. Fu, Dr. Reinhart and Dr. Fantin are each employed by Zai Lab (US) LLC pursuant to employment agreements and amended and restated employment agreements that became effective on January 25, 2019, December 1, 2018 and June 3, 2019, respectively. Dr. Hei is employed by Zai Lab (US) LLC and also party to an employment agreement with Zai Lab (Shanghai) Co., Ltd. Mr. Cho is employed by Zai Lab (Hong Kong) Limited. Mr. Liang is employed by Zai Lab (Shanghai) Co. Ltd.

Employment Agreements with Executive Officers at Zai Lab (Hong Kong) Limited, Zai Lab (US) LLC and Zai Lab Limited

Under the terms of the Zai Lab (Hong Kong) Limited, Zai Lab (US) LLC and Zai Lab Limited employment agreements with our executive officers, we may terminate an executive officer’s employment at any time, with or without “cause,” by giving such executive officer a notice of termination. In the event of a voluntary termination other than for “good reason” or a termination by the company for cause, the executive officer will receive the unpaid portion of his or her base salary, computed pro rata to the date of termination, plus reimbursement for unpaid business expenses (“accrued compensation”). In the event of a termination without “cause” or a resignation of the executive officer for “good reason,” the executive officer, other than Dr. Du, will receive (i) accrued compensation, (ii) a separation benefit consisting of either six or twelve months’ base pay and payment of the company’s portion of monthly premiums for health, dental and vision insurance coverage, to be paid in the form of salary continuation over such period following the effective date of such officer’s termination of employment, depending on service, (iii) a pro-rated portion of the executive officer’s target bonus (other than Mr. Cho, Dr. Fantin and Dr. Hei) and (iv) any additional compensation that may be required by applicable law (the “Severance Benefits”). In the event that Dr. Du’s employment is terminated without “cause” or she resigns for “good reason”, Dr. Du will receive (i) the accrued compensation, (ii) a separation benefit consisting of eighteen months’ base pay and payment of the company’s portion of monthly premiums for health, dental and vision insurance coverage, to be paid in the form of salary continuation over the eighteen-month period following the effective date of her termination of employment, (iii) a pro-rated portion of her target bonus, (iv) accelerated vesting of any unvested stock options, restricted stock or other equity awards granted to Dr. Du prior to such termination (the “Equity Acceleration”) and (v) any additional compensation that may be required by applicable law (the “Du Severance Benefits”). In the event the employment of an executive officer, other than Dr. Du, is terminated without “cause” or the executive officer resigns for “good reason” within twelve months following a change in control (as defined in the executive officer’s employment agreement), the executive officer is entitled to receive (i) accrued compensation, (ii) a separation benefit consisting of twelve months’ base pay and payment of the company’s portion of monthly premiums for health, dental and vision insurance coverage, to be paid in the form of salary continuation over such period following the effective date of such officer’s termination of employment, depending on service, (iii) a pro-rated portion of the executive officer’s target bonus, (iv) any additional compensation that may be required by applicable law and (v) accelerated vesting of any unvested stock options, restricted stock or other equity awards granted to the executive officer prior to such termination. In the event Dr. Du’s employment is terminated without “cause” or she resigns for “good reason” within twelve months following a change in control (as defined in her employment agreement), in addition to the Equity Acceleration, Dr. Du is entitled to receive (i) the accrued compensation, (ii) a separation benefit consisting of eighteen months’ base pay and payment of the company’s portion of monthly premiums for health, dental and vision insurance coverage, to be paid in the form of salary continuation over the eighteen-month period following the effective date of her termination of employment and (iii) an additional lump-sum payment equal to the sum of (x) six (6) months’ base salary, (y) two times her target bonus and (z) six months of the company’s portion of monthly premiums for health, dental, and vision insurance coverage.

For purposes of the employment agreements described above, “cause” generally means (1) the executive officer’s repeated drunkenness or use of illegal drugs (or, in the case of Mr. Fu and Dr. Fantin, the executive officer’s drunkenness or use of illegal drugs) which adversely interferes with the performance of the executive officer’s obligations and duties in the company, (2) the conviction of a felony, or any crime involving fraud or misrepresentation or violation of applicable securities laws, (3) the executive officer’s gross mismanagement of the business and affairs of the company or of its subsidiaries that directly results in a material loss to the company and for which the company has reasonable proof was committed by the executive officer, (4) the executive officer’s material violation of any terms of the employment agreement or the restrictive covenants agreement between him or her and the company, or (5) a conclusive finding by an independent fact finder appointed by the board of directors for any willful misconduct, dishonesty or acts of moral turpitude by the executive, which is materially detrimental to the interests and well-being of the company, including, without limitation harm to its business or reputation. For this purpose, “good reason” means (1) any material diminution of the executive officer’s duties or responsibilities (except in connection with a termination for cause, or by reason of death or “disability”) or an assignment of duties or responsibilities that are materially inconsistent with the executive officer’s position, (2) any material breach of the employment agreement by the company which is not cured within ten (10) business days after written notice is given to the company, or (3) relocation of the executive officer’s from the place of the assignment by the company (for Samantha Du, relocation from the place of assignment of the founder by the company, for Mr. Cho, Dr. Hei, Dr. Fantin, relocation from the place of initial assignment by the company, and for Mr. Fu and Dr. Reinhart, relocation from the place of assignment by the company), without consent, to a location more than thirty (30) kilometers from the original employment location, other than temporary relocations of no longer than six (6) calendar months.

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

Each executive officer has generally agreed to assign to us or our designee all rights and titles to any inventions created while he or she is performing services within the scope of employment with us or utilizing our facilities. Each executive officer has also agreed, during his or her employment with us and thereafter, not to use, disclose or transfer any confidential information of our company other than as authorized by us within the scope of his or her duties. Moreover, each of our executive officers has agreed to execute the company’s compliance agreement regarding confidentiality, trade secrets, intellectual property and competitive activities, which subjects the executive to certain restrictive covenant obligations, including an agreement by the executive, for the term of his or her employment and for a period of one to two years thereafter, not to (i) directly or indirectly, compete with our business within any country where we conduct or, at the time of his or her employment, are actively engaged in planning to conduct, our business (for Dr. Hei, Dr. Fantin and Mr. Fu, this restriction is limited to their period of employment) or (ii) solicit for any employees of our company or orders from any person, firm or company which was at any time during the twelve months prior to termination of such employment a customer or supplier of our company, or to modify its business relationship with our company in a manner adverse thereto.

Employment Agreements with Executive Officers at Zai Lab (Shanghai) Co., Ltd.

Dr. Du, Dr. Hei and Mr. Liang are each party to a service agreement with Zai Lab (Shanghai) Co., Ltd. The employment agreements with Zai Lab (Shanghai) Co., Ltd. provide that we engage each executive officer on a fixed term. (Dr. Du’s agreement with Zai Lab (Shanghai) Co. Ltd. does not have a fixed term). We provide labor protection and work conditions that comply with the safety and sanitation requirements stipulated by the relevant PRC laws. Relevant executive officers (except non-PRC nationals) and the company contribute to statutory social insurance and other benefits.

During any probation period, we may immediately terminate an executive’s employment agreement without payment of severance or other liability if the executive fails to meet the company’s recruiting requirements. Outside any probation period, we may terminate an executive officer’s employment with Zai Lab (Shanghai) Co., Ltd. by providing the executive with thirty (30) days’ notice or one month’s base salary in lieu of such notice and a severance benefit in accordance with local law if (i) the executive is ill or suffers any injury that is not work-related, and fails to perform the original work after the prescribed treatment period or fails to perform other work arranged by the company, (ii) the executive is not qualified for the job, and still fails to be qualified for the job after training is given or the position is adjusted, (iii) there is a significant change to the objective circumstances on which this contract is based, resulting in the failure to perform this contract, and after the consultations by both parties, no agreement can be reached in respect of the modification of the content of this contract, (iv) the company needs to terminate employees during any reorganization to avoid bankruptcy, or because it experiences serious difficulties in production or operation, and (v) other circumstances prescribed by PRC laws or regulation. In addition, we may terminate the executive’s employment without notice or payment if (i) the executive seriously or continuously violates, or violates several times, the employment rules and policies of the company, (ii) the executive commits serious dereliction in the performance of his or her duties, or practices graft, or engages in malpractice to seek private benefit, as applicable, in either case causing severe damage to the interests of the company, (iii) the executive commits fraud or uses coercive measures or takes advantage of the company’s vulnerability to make it enter into this contract or to make amendments thereto against the company’s will, (iv) the executive is prosecuted for criminal liability, or (v) under other circumstances as permitted by PRC laws and regulations. Each executive officer may voluntarily terminate his or her contract without cause with thirty (30) days’ prior notice to us. In the event the employment of Mr. Liang is terminated without “cause” or resigns for “good reason” within twelve months following a change in control (as defined in his employment agreement). Mr. Liang is entitled to receive (i) the accrued compensation, (ii) a separation benefit consisting of twelve months’ base pay and payment of the company’s portion of monthly premiums for health, dental and vision insurance coverage, to be paid in the form of salary continuation over the twelve-month period following the effective date of his termination of employment, (iii) a pro-rated portion of Mr. Liang’s target bonus, (iv) accelerated vesting of any unvested stock options, restricted stock or other equity awards granted to the executive officer prior to such termination and (v) any additional compensation that may be required by applicable law.

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

Compensation of Directors and Executive Officers

In the year ended December 31, 2019, we paid aggregate salaries, bonuses and benefits (excluding equity-based grants) of approximately $4.92 million to our executive officers. Executive officers are eligible to receive an annual incentive bonus, as determined by our board of directors, based on achievement of pre-established individual, departmental and company performance goals. Other than 401(k) and social insurance benefits that we provide to our U.S. executive officers, we do not otherwise separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements, and health and life insurance. In the year ended December 31, 2019, we paid aggregate cash retainers (excluding equity-based grants and consulting fees) of approximately $282,418 to our non-employee directors pursuant to our non-employee director compensation policy, described below. For information regarding equity-based grants to our executive officers and directors, see “—2017 Equity Incentive Plan.”

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

Section 162(m).  During a transition period following the completion of our initial public offering, the Administrator may grant awards under our 2017 Equity Plan that are exempt from Section 162(m) of the Code and its requirements under a special transition rule.

Effect of certain transactions. In the event of certain covered transactions (including the consummation of a merger, consolidation, or the sale of substantially all of the Company’s assets or shares, a change in ownership of the Company’s shares, or the dissolution or liquidation of the Company), the Administrator may, with respect to outstanding awards, provide for (in each case, on such terms and subject to such conditions as it deems appropriate):

1.	The assumption, substitution or continuation of some or all awards (or any portion thereof) by the acquirer or surviving entity;
2.	The acceleration of exercisability or delivery of shares in respect of any award, in full or in part; and/or
3.

The cash payment in respect of some or all awards (or any portion thereof) equal to the difference between the fair market value of the shares subject to the award and its exercise or base price, if any.

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

Outstanding awards. The following table summarizes the outstanding share options and restricted shares held by our directors and executive officers, as well as by their affiliates, as of March 31, 2020.

Name	Ordinary shares* underlying outstanding awards, which represent options unless otherwise indicated		Purchase price ($/share)	Exercise price ($/share)		Date of grant(1)
Samantha Du	216,666		N/A	US$	0.60	March 5, 2015
	1,739,166		N/A	US$	0.60	October 22, 2015
	604,376		N/A	US$	1.20	March 9, 2016
	922,184		N/A	US$	1.74	August 25, 2016
	350,000		N/A	US$	20.90	March 28, 2018
	300,000		N/A	US$	38.93	March 8, 2019
	250,000		N/A	US$	44.94	March 12, 2020
Harald Reinhart	33,334		N/A	US$	3.00	May 12, 2017
	100,000		N/A	US$	18.00	September 20, 2017
	100,000		N/A	US$	20.90	March 28, 2018
	50,000		N/A	US$	17.99	November 16, 2018
Billy Cho	400,000		N/A	US$	21.84	March 2, 2018
	80,000	(2)	N/A		N/A	March 2, 2018
	30,000		N/A	US$	44.94	March 12, 2020
William Liang	375,000		N/A	US$	23.80	June 4, 2018
	116,106	(2)	N/A		N/A	June 4, 2018
	30,000		N/A	US$	44.94	March 12, 2020
Yongjiang Hei	375,000		N/A	US$	22.00	August 6, 2018
	121,977	(2)	N/A		N/A	August 6, 2018
Valeria Fantin	200,000		N/A	US$	27.23	June 3, 2019
	50,000	(2)	N/A		N/A	June 3, 2019
	20,000		N/A	US$	44.94	March 12, 2020
Peter Wirth	12,500	(2)	N/A		N/A	January 1, 2018
	12,500	(2)	N/A		N/A	January 10, 2019
	10,000	(2)	N/A		N/A	January 1, 2020
Tao Fu	25,000	(2)	N/A		N/A	September 20, 2017
	2,000	(2)	N/A		N/A	January 1, 2018
	500,000		N/A	US$	18.92	September 24, 2018
	200,000	(2)	N/A		N/A	September 24, 2018
John Diekman	25,000	(2)	N/A		N/A	September 20, 2017
	12,500	(2)	N/A		N/A	January 1, 2018
	12,500	(2)	N/A		N/A	January 10, 2019
	10,000	(2)	N/A		N/A	January 1, 2020
Kaixian Chen	7,345	(2)	N/A		N/A	August 30, 2018
	7,767	(2)	N/A		N/A	January 10, 2019
	10,000	(2)	N/A		N/A	January 1, 2020
William Lis	12,500	(2)	N/A		N/A	October 8, 2018
	12,500	(2)	N/A		N/A	January 10, 2019
	10,000	(2)	N/A		N/A	January 1, 2020
Leon O. Moulder. Jr	10,000	(2)	N/A		N/A	January 13, 2020

(1)	Options expire on or before the 10-year anniversary of the grant date.
(2)	Represents restricted shares.

Other Compensation Programs

2017 Cash Bonus Plan

Our board of directors has adopted and our shareholders have approved the Zai Lab Limited 2017 Cash Bonus Plan, or our Cash Plan. Annual award opportunities for executive officers and key employees of the Company and its subsidiaries are granted under our Cash Plan. The following summary describes the material terms of our Cash Plan. This summary is not a complete description of all provisions of our Cash Plan and is qualified in its entirety by reference to our Cash Plan, which is filed as an exhibit to this Annual Report on Form 20-F.

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

Amendment and termination. The Administrator may amend or terminate our Cash Plan at any time, except that any amendment or termination that would materially and adversely affect a participant’s rights under an award will require the consent of the affected participant, unless the Administrator expressly reserved the right to so amend the award at the time of grant.

Non-Employee Director Compensation Policy

Our board of directors has adopted a non-employee director compensation policy under which each member of our board of directors who is not an employee of the Company or one of our affiliates (each a “non-employee director”) will be eligible to receive an annual cash retainer payment of $50,000. In addition, each non-employee director who was appointed to our board of directors following the adoption of this policy and whose appointment was effective prior to our IPO received an award of 25,000 restricted shares under our 2017 Equity Plan, which vests ratably on each of the first three anniversaries of the date of grant, subject to continued service as a member of our board of directors through such date. In addition to this initial grant,in calendar years 2018 and 2019, non-employee directors received an annual grant of 12,500 restricted shares under our 2017 Equity Plan, which vested in full on the first anniversary of the date of grant, subject to continued service as a member of our board of directors through such date. Commencing in calendar year 2020, non-employee directors will receive an annual grant of 10,000 restricted shares under our 2017 Equity Plan, which vest in full on the first anniversary of the date of grant, subject to continued service as a member of our board of directors through such date.

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

Composition of Our Board

Our board of directors consists of eight directors, of whom four qualify as independent directors under the rules and regulations of the SEC and Nasdaq Stock Market. Our directors hold office until they are removed from office by special resolution at an annual general meeting of the shareholders or by a vote of the board of directors. In addition, a director will cease to be a director it the director (i) dies, becomes bankrupt or makes any arrangement or composition with his or her creditors, (ii) is found to be or becomes of unsound mind or (iii) resigns his office by notice in writing to the Company. For information regarding the period during which our officers and directors have served in their respective positions, please see “Item 6.A. Directors and Senior Management.”

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

Audit Committee

Our audit committee consists of John Diekman, William Lis and Leon O. Moulder, Jr., with Mr. Diekman serving as chairman of the committee. We have determined that Mr. Lis qualifies as a financial expert as set forth under the applicable rules of the SEC and that Mr. Lis, Dr. Diekman and Mr. Moulder each satisfy the independence requirements under the rules of the Nasdaq Stock Market and under Rule 10A-3 of the Exchange Act.

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

Compensation Committee

Our compensation committee consists of Peter Wirth, Nisa Leung and Leon O. Moulder, Jr., with Mr. Wirth serving as chairman of the committee.

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

Compliance Committee

Our compliance committee consisted of William Lis, Peter Wirth and Tao Fu, with Mr. Lis serving as chairman of the committee.

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

On November 14, 2019, our board of directors resolved that the audit committee would take responsibility for the compliance-related duties and obligations of the board of directors and the compliance committee was subsequently dissolved.

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

As of December 31, 2019, 2018 and 2017, we had 692, 309 and 88 full-time employees, respectively. In 2020, as of March 31, 2020, we hired an additional 60 employees. None of our employees is represented by a labor union or covered by a collective bargaining agreement. The number of employees by function as of the end of the period for our fiscal years ended December 31, 2019, 2018 and 2017 was as follows:

By Function	2019	2018	2017
Research and Development	300	183	52
Commercial	298	55	—
Manufacturing	54	46	20
General and Administrative	40	25	16
Total	692	309	88

E.	Share Ownership.

We had 74,675,511 ordinary shares outstanding as of March 31, 2020. The following table and accompanying footnotes set forth information relating to the beneficial ownership of our ordinary shares as of March 31, 2020 by:

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

	Ordinary Shares Beneficially Owned
Name of beneficial owner†	Number	Percent
Executive Officers and Directors:
Samantha Du(1)	6,667,961	8.6%
Tao Fu(2)	342,666	*
Harald Reinhart(3)	106,666	*
Yongjiang Hei(4)	96,977	*
Billy Cho(5)	180,000	*
William Liang(6)	91,106	*
Valeria Fantin	—	*
Peter Wirth(7)	325,000	*
John Diekman(8)	41,666	*
Nisa Leung	—	*
Kai-Xian Chen(9)	15,112	*
William Lis(10)	25,000	*
Leon O. Moulder, Jr	—	*
All Executive Officers and Directors as a Group	7,708,154	9.8%
Beneficial Owners of 5% or More of our Ordinary Shares:
QM 11 Limited(11)	9,072,932	12.1%
FMR, LLC(12)	6,737,550	9.0%
Capital Group(13)	5,844,200	7.8%
The Z Trust(14)	4,619,930	6.2%
Investment funds affiliated with Advantech Capital(15)	4,551,772	6.1%

*	The person beneficially owns less than 1% of our outstanding ordinary shares.
†	The business address of all directors and officers is 4560 Jinke Road, Bldg. 1, 4F, Pudong, Shanghai, China 201210.
(1)

Includes 3,047,705 ordinary shares issuable to Dr. Du upon exercise of vested options and options exercisable within 60 days of March 31, 2020 and 36,820 ADSs purchased by Dr. Du in multiple open market transactions. Includes 2,583,603 ordinary shares held by certain holders of ordinary shares, including Zai management and their affiliates. Although Dr. Du does not have any pecuniary interest in these ordinary shares, these shareholders have granted Dr. Du the right to vote their shares and, therefore, she may be deemed to be the beneficial owner of the ordinary shares held by these shareholders.

(2)

Includes 100,000 ordinary shares issuable upon exercise of vested options and options exercisable within 60 days of March 31, 2020 and 58,666 vested restricted shares and restricted shares will be vested within 60 days of March 31, 2019; and 184,000 shares held by Mr. Fu’s wife.

(3)	Includes 106,666 ordinary shares issuable upon exercise of vested options and options exercisable within 60 days of March 31, 2019.
(4)

Includes 75,000 ordinary shares issuable upon exercise of vested options and options exercisable within 60 days of March 31, 2020 and 21,977 vested restricted shares and restricted shares will be vested within 60 days of March 31, 2020.

(5)

Includes 160,000 ordinary shares issuable upon exercise of vested options and options exercisable within 60 days of March 31, 2020, and 20,000 vested restricted shares and restricted shares will be vested within 60 days of March 31, 2020.

(6)

Includes 75,000 ordinary shares issuable upon exercise of vested options and options exercisable within 60 days of March 31, 2020 and 16,106 vested restricted shares and restricted shares will be vested within 60 days of March 31, 2020.

(7)	Includes 25,000 vested restricted shares and restricted shares will be vested within 60 days of March 31, 2020.
(8)	Includes 41,666 vested restricted shares and restricted shares will be vested within 60 days of March 31, 2020.
(9)	Includes 15,112 vested restricted shares and restricted shares will be vested within 60 days of March 31, 2020.
(10)	Includes 25,000 vested restricted shares and restricted shares will be vested within 60 days of March 31, 2020.
(11)	Based on a Schedule 13G/A filed on February 14, 2020. The address for QM 11 Limited is Units 4206-06 Gloucester Tower, The Landmark, Central, Hong Kong.
(12)

Based on a Schedule 13G/A filed on February 7, 2020. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company ("FMR Co"), a wholly-owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees. The address for FMR LLC is 245 Summer Street, Boston, Massachusetts 02110.

(13)

Consists of (i) 4,028,500 ordinary shares held by American Funds New World Fund, (ii) 1,356,900 ordinary shares held by American Funds SMALLCAP World Fund and (iii) 458,800 ordinary shares held by American Funds Insurance Series – New World Fund. The address for Capital Group is 333 South Hope Street, Los Angeles, CA 90071.

(14)	The address for The Z Trust is 66 Mount Vernon St #2, Boston, MA.
(15)

Based on a Schedule 13G/A filed on February 11, 2020. Consists of (i) 4,246,791 ordinary shares held by Maxway Investment Limited and (ii) 304,981 ordinary shares held by Harbor Front Investment Limited. The address for Maxway Investment Limited and Harbor Front Investment Limited is c/o DMS House, 20 Genesis Close, George Town, Grand Cayman, KY1-1103, Cayman Islands.

As of March 31, 2020, based on public filings with the SEC, there are no major shareholders owning 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above. As of March 31, 2020, we had eleven holders of record with addresses in the United States, including Citibank, N.A., depositary of our ADS program, which held 59,318,351 ordinary shares as of that date.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B.Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2019 with any members of our board of directors or executive officers and beneficial holders of more than 5% of our ordinary shares:

Agreements and Transactions with Shareholders

Registration Rights Agreement

We have entered into a shareholders agreement in January 2016, or the Registration Rights Agreement, with certain of our shareholders, in which we granted certain demand registration rights, piggyback registration rights and F-3 registration rights to holders of our registrable securities.

Other Relationships

Voting Proxy

Certain holders of our ordinary shares, which hold 2,583,603 ordinary shares, have granted Dr. Du the right to vote their ordinary shares.

Quan Venture Partners I, L.L.C.

Quan Venture Fund I, L.P., or Quan Fund, is a Cayman Islands exempted limited partnership organized in April 2017 to make capital investments in global public and private companies with a particular focus on the healthcare industry. Quan Fund’s general partner, which is responsible for investment and divestment decisions related to the Quan Fund, is Quan Venture Partners I, L.L.C., or Quan GP, a Cayman Islands limited liability company. Dr. Du is a manager of Quan GP. In the first half of 2017, we sold our interests in three entities to the Quan Fund, for a total consideration of approximately $0.5 million.

MEDx (Suzhou) Translational Medicine Co., Ltd. (formerly known as Qiagen (Suzhou) Translational Medicine Co., Ltd)

An immediate family member of Dr. Du is owner of MEDx (Suzhou) Translational Medicine Co., Ltd., or MEDx. We incurred $0.2 million and $0.1 million in research and development expenses to MEDx for drug research and development services for the years ended December 31, 2019 and 2018, respectively.

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

Under the EIT Law and its implementation rules, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” and will be subject to the EIT on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, all offshore enterprises controlled by a PRC enterprise or a PRC enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met:

(i)	the primary location of the day-to-day operational management is in China;
(ii)	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China;
(iii)	the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and
(iv)	at least 50% of voting board members or senior executives habitually reside in China.

We believe that none of Zai Lab Limited and its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. Zai Lab Limited is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that Zai Lab Limited meets all of the conditions above. Zai Lab Limited is a company incorporated outside China. As a holding company, some of its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. For the same reasons, we believe our other subsidiaries outside of China are also not PRC resident enterprises. However, the tax resident status of an enterprise is subject to determination by China tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If China tax authorities determine that Zai Lab Limited is a PRC resident enterprise for EIT purposes, we may be required to withhold tax at a rate of 10% on dividends we pay to our shareholders, including holders of our ADSs, that are non-resident enterprises. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of ADS or ordinary shares, if such income is treated as sourced from within China. Furthermore, gains derived by our non-PRC individual shareholders from the sale of our shares and ADSs may be subject to a 20% PRC withholding tax. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax (including withholding tax) on dividends received by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends realized by non-PRC individuals, it will generally apply at a rate of 20%. China tax liability may be reduced under applicable tax treaties. However, it is unclear whether non-PRC shareholders of Zai Lab Limited would be able to claim the benefits of any tax treaty between their country of tax residence and China in the event that Zai Lab Limited is treated as a PRC resident enterprise.

See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the tax rate in respect to dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of China enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced tax rate: (i) it must directly own the required percentage of equity interests and voting rights in China resident enterprise; and (ii) it must have directly owned such percentage in China resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Announcement of the State Administration of Taxation on Promulgating the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, which became effective in November 2015, require that non-resident enterprises may be entitled to the reduced tax rate itself when filing a tax return or making a withholding declaration through a withholding agent. There are also other conditions for enjoying the reduced tax rate according to other relevant tax rules and regulations. Accordingly, our subsidiary Zai Lab (Hong Kong) Limited may be able to enjoy the 5% tax rate for the dividends it receives from its PRC incorporated subsidiaries if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations and obtain the approvals as required. However, according to SAT Circular 81, if the relevant tax authorities determine our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable tax rate on dividends in the future.

If our Cayman Islands holding company, Zai Lab Limited, is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs.

Material United States Federal Income Tax Consideration

The following discussion, subject to the limitations set forth below, describes the material U.S. federal income tax consequences for a U.S. Holder (as defined below) of the acquisition, ownership and disposition of ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire our ADSs. This discussion is limited to U.S. Holders who hold such ADSs as capital assets (generally, property held for investment). This discussion is based on Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, and the income tax treaty between China and the United States, or the U.S.-PRC Tax Treaty, each as available and in effect on the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect, which could affect the tax consequences described herein. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

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

We believe that our Hong Kong subsidiary, Zai Lab (Hong Kong) Limited, was a PFIC for its taxable year ended July 12, 2017 and we do not expect that the Company and its subsidiaries will be treated as PFICs for the current taxable year. However, because we hold a substantial amount of passive assets, including cash, and because the value of our assets (including goodwill) may be determined by reference to the market value of our ADSs, which may be especially volatile due to the early stage of our drug candidates, we cannot give any assurance that we will not be a PFIC status for the current or any future taxable year.

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

Foreign Exchange Risk

Renminbi, or RMB, is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of our company included aggregated amounts of RMB47.2 million and RMB26.9 million, which were denominated in RMB, as of December 31, 2019 and 2018, respectively, representing 9% and 6% of the cash and cash equivalents as of December 31, 2019 and 2018, respectively.

Our business mainly operates in China with a significant portion of our transactions settled in RMB, and our financial statements are presented in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although, in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, China government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the RMB against the U.S. dollar in the following three years. Between July 2008 and June 2010, this appreciation halted, and the exchange rate between the RMB and U.S. dollar remained within a narrow band. In June 2010, the PBOC announced that China government would increase the flexibility of the exchange rate, and thereafter allowed the RMB to appreciate slowly against the U.S. dollar within the narrow band fixed by the PBOC. However, more recently, on August 11, 12 and 13, 2015, the PBOC significantly devalued the RMB by fixing its price against the U.S. dollar 1.9%, 1.6%, and 1.1% lower than the previous day’s value, respectively.

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

Credit Risk

Our credit risk is primarily attributable to the carrying amounts of cash and cash equivalents, short-term investment and prepayment to suppliers. The carrying amounts of cash and cash equivalents and short-term investment represent the maximum amount of loss due to credit risk. As of December 31, 2019 and 2018, all of our cash and cash equivalents and short-term investments were held by major financial institutions located in China and international financial institutions outside of China which we believe are of high credit quality, and we will continually monitor the credit worthiness of these financial institutions. With respect to the prepayments to suppliers, we perform on-going credit evaluations of the financial condition of these suppliers.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the Consumer Price Index in China increased by 2.9%, 2.1% and 1.6% in 2019, 2018 and 2017, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

ADS holders will also be responsible to pay certain charges such as:

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
•

the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and American depositary receipts, or ADRs; and

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

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. The depositary has reimbursed us for expenses related to the administration and maintenance of the facility in the amount of $0.3 million and $0.3 million, after deduction of applicable U.S. taxes, for the year ended December 31, 2019 and 2018, respectively.

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

The net proceeds from our initial public offering have been used as follows:

•	approximately $62.5 million for for research development costs driven primarily by ZEJULA, omadacycline and brivanib;
•	approximately $11.3 million to support the commercialization efforts for ZEJULA in China, Hong Kong and Macau;
•	approximately $34.6 million for licensing and developing new drug candidates;
•	approximately $11.3 million for the construction of our large molecule drug product facility in Suzhou; and
•	approximately $38.0 million for staff cost, working capital and other general corporate purpose.

ITEM 15.  CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

The effectiveness of internal control over financial reporting as of December 31, 2019 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2019.

C.Attestation Report of the Registered Public Accounting Firm

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Zai Lab Limited and its subsidiaries (collectively referred to as the "Company") as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated April 29, 2020, expressed an unqualified opinion on those financial statements and included an explanatory paragraph related to the Company's change in method of accounting for leases on January 1, 2019 due to the adoption of FASB Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842) and related ASUs.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 29, 2020

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

	Year ended December 31,
	2019	2018
	(in thousands)
Audit Fees(1)	$650	$550
Audit-related fees(2)	376	103
Tax fees(3)	36	10

(1)

“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our financial statements or services that are normally provided by the auditors in connection with and regulatory filling or engagements.

(2)	"Audit-related fees" represents aggregate fees billed for professional services rendered for assurance and related services that are not reported under audit fees.
(3)	"Tax fees" represents aggregate fees for professional services performed in connection with tax planning and tax compliance.

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

4.5*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act

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

10.6*	Non-Employee Director Compensation Policy

10.7#

Zai Lab Limited 2017 Cash Bonus Plan (incorporated by reference to Exhibit 10.11 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on September 1, 2017)

10.8+

Collaboration, Development and License Agreement by and between Tesaro, Inc. and Zai Lab (Shanghai) Co., Ltd. dated September 28, 2016 (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on August 15, 2017)

10.9

Amendment to Collaboration, Development and License Agreement by and between Tesaro, Inc. and Zai Lab (Shanghai) Co., Ltd., dated February 26, 2018 (incorporated by reference to Exhibit 4.3 to our Annual Report on Form 20-F (File No. 001-38205) filed with the SEC on April 30, 2018)

10.10+

License Agreement by and between Bristol-Myers Squibb Company and Zai Lab (Hong Kong) Limited dated March 9, 2015 (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on August 15, 2017)

10.11+

License and Collaboration Agreement by and between Paratek Bermuda Ltd. and Zai Lab (Shanghai) Co., Ltd. dated April 21, 2017 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on August 15, 2017)

10.12+

License Agreement by and between Sanofi and Zai Lab (Hong Kong) Limited dated July 22, 2015 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on August 15, 2017)

10.13+

License Agreement by and between Five Prime Therapeutics, Inc. and Zai Lab (Shanghai) Co., Ltd. dated December 19, 2017 (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F (File No. 001-38205) filed with the SEC on April 30, 2018)

10.14+

License and Collaboration Agreement by and between Entasis Therapeutics Holdings Inc. and Zai Lab (Shanghai) Co., Ltd. dated as of April 25, 2018 (incorporated by reference to Exhibit 10.12 to our Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-227159) filed with the SEC on September 5, 2018)

10.15+

License and Collaboration Agreement by and between Novocure Limited and Zai Lab (Shanghai) Co., Ltd. dated September 10, 2018 (incorporated by reference to Exhibit 10.15 to our Annual Report on Form 20-F (File No. 001-38205) filed with the SEC on March 29, 2019)

10.16+

Collaboration Agreement by and between MacroGenics, Inc. and Zai Lab (Shanghai) Co., Ltd. dated November 29, 2018 (incorporated by reference to Exhibit 10.16 to our Annual Report on Form 20-F (File No. 001-38205) filed with the SEC on March 29, 2019)

10.17*^	License Agreement between Deciphera Pharmaceuticals, LLC and Zai Lab (Shanghai) Co., Ltd. dated June 10, 2019

10.18*^	Amendment to License Agreement between Deciphera Pharmaceuticals, LLC and Zai Lab (Shanghai) Co., Ltd. dated January 17, 2020

10.19*^	Collaboration and License Agreement between Incyte Corporation and Zai Lab (Shanghai) Co., Ltd. dated July 1, 2019

10.20

Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on August 15, 2017)

10.21#

Fourth Amended and Restated Founder Employment Agreement between Samantha (Ying) Du and Zai Lab Limited dated December 1, 2018 (incorporated by reference to Exhibit 10.18 to our Annual Report on Form 20-F (File No. 001-38205) filed with the SEC on March 29, 2019)

10.22#

Amended and Restated Employment Agreement between William Ki Chul Cho and Zai Lab (Hong Kong) Limited dated March 22, 2019 (incorporated by reference to Exhibit 10.19 to our Annual Report on Form 20-F (File No. 001-38205) filed with the SEC on March 29, 2019)

10.23#

Second Amended and Restated Employment Agreement between Harald Reinhart and Zai Lab (Hong Kong) Limited dated December 28, 2018 (incorporated by reference to Exhibit 10.22 to our Annual Report on Form 20-F (File No. 001-38205) filed with the SEC on March 29, 2019)

10.24#

Employment Agreement between Samantha (Ying) Du and Zai Lab (Shanghai) Co., Ltd. dated July 1, 2017 (English translation) (incorporated by reference to Exhibit 10.18 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on September 1, 2017)

10.25#

Amended and Restated Employment Agreement between Tao Fu and Zai Lab (US) LLC dated December 3, 2018 (incorporated by reference to Exhibit 10.26 to our Annual Report on Form 20-F (File No. 001-38205) filed with the SEC on March 29, 2019)

10.26#

Amended and Restated Employment Agreement between Yongjiang Hei and Zai Lab (US) LLC dated March 22, 2019 (incorporated by reference to Exhibit 10.27 to our Annual Report on Form 20-F (File No. 001-38205) filed with the SEC on March 29, 2019)

10.27#

Letter Agreement between Samantha (Ying) Du and Zai Lab (US) LLC dated December 11, 2017 (incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F (File No. 001-38205) filed with the SEC on April 30, 2018)

10.28*#	Employment Agreement between Valeria Fantin, Ph.D. and Zai Lab (US) LLC dated June 3, 2019

10.29

Jinchuang Building House Leasing Contract by and between Zai Lab (Shanghai) Co., Ltd. and Shanghai Jinchuang Property Co., Ltd. dated September 1, 2016 (English translation) (incorporated by reference to Exhibit 10.26 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on September 1, 2017)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

21.1	Subsidiaries of the registrant (incorporated by reference to Exhibit 21.1 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on August 15, 2017)

23.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent accounting firm, regarding the consolidated financial statements of Zai Lab Limited

23.2*	Consent of Zhong Lun Law Firm

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definitions Linkbase Document

*	Filed herewith
**	Furnished herewith
#	Management contract or compensatory plan
+	Confidential treatment has been granted as to certain portions, which portions have been omitted and submitted separately to the Securities and Exchange Commission.
^	Certain confidential information contained in this exhibit has been omitted because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZAI LAB LIMITED

	By:	/s/ Samantha Du
	Name	Samantha Du
Date: April 29, 2020	Title:	Chief Executive Officer

Zai Lab Limited

Report of independent registered public accounting firm

To the Shareholders and Board of Directors of Zai Lab Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zai Lab Limited and its subsidiaries (collectively referred to as the "Company") as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2020, expressed an unqualified opinion on the Company's internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases on January 1, 2019 due to the adoption of FASB Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) and related ASUs and related ASUs using a modified-retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Research and development expenses- Cut-off — Refer to Notes 2(t) to the financial statements

Critical Audit Matter Description

As disclosed in the consolidated statements of operations, for the year ended December 31, 2019, the Company incurred significant research and development ("R&D") expenses, which amounted to approximately USD142 million. A large amount of the Company's R&D expenses are service fees paid to contract research organizations ("CROs") and contract manufacturing organizations ("CMOs") (collectively referred as "Outsourced Service Providers").

The R&D activities with these Outsourced Service Providers are documented in detailed agreements and are typically performed over an extended period. There are typically several milestones of the services in one agreement, therefore allocation of the service expenses to the appropriate financial reporting period based on the progress of the R&D projects involved judgement and estimation.

We identified cut-off of R&D expenses as a critical audit matter due to the potential significance of misstatements to the financial statements that could arise from not accruing R&D expenses incurred for services provided by the Outsourced Service Providers in the appropriate reporting period.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the cut-off of research and development expenses included the following, among others:

•	We tested the effectiveness of key controls over the accrual of the R&D expenses payable to the Outsourced Service Providers.

•

We obtained and read the key terms set out in research agreements with Outsourced Service Providers and evaluated the completion status with reference to the progress reported by the representatives of the Outsourced Service Providers, on a sample basis, to determine whether the service fees were recorded based on respective contract sums, progress and/or milestones achieved.

•

We sent audit confirmations to Outsourced Service Providers, on a sample basis, to confirm the amount of the R&D service fees incurred for the year ended December 31, 2019 and the amounts payable under the contracts as of December 31, 2019.

•

We selected projects from the open contract list as of December 31, 2019 on a sample basis, made inquiries of responsible personnel regarding the project status and inspected invoices and other communications from the Outsourced Service Providers to identify any additional Outsourced Service Providers and related unrecorded R&D expenditures.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 29, 2020

We have served as the Company's auditor since 2017.

Report of independent registered public accounting firm

To the Shareholders and Board of Directors of Zai Lab Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Zai Lab Limited and its subsidiaries (collectively referred to as the "Company") as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated April 29, 2020, expressed an unqualified opinion on those financial statements and included an explanatory paragraph related to the Company's change in method of accounting for leases on January 1, 2019 due to the adoption of FASB Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842) and related ASUs.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 29, 2020

Zai Lab Limited

Consolidated balance sheets

(In thousands of U.S. dollars ("$") except for number of shares and per share data)

		As of December 31,
		2018	2019
	Note	$	$
Assets
Current assets:
Cash and cash equivalents	3	62,952	75,932
Short-term investments	5	200,350	200,000
Accounts receivable		90	3,791
Inventories	6	4	6,005
Prepayments and other current assets		5,749	6,736
Total current assets		269,145	292,464
Restricted cash, non-current	4	—	510
Investments in equity investees	7	3,150	2,398
Prepayments for equipment		276	440
Property and equipment, net	8	20,494	21,353
Operating lease right-of-use assets	9	—	15,071
Land use rights, net		—	7,655
Intangible assets, net		321	1,148
Long term deposits		557	377
Value added tax recoverable		8,044	13,737
Total assets		301,987	355,153
Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	11	3,643	6,450
Accounts payable		37,432	22,660
Current operating lease liabilities	9	—	4,351
Other current liabilities	12	7,767	13,174
Total current liabilities		48,842	46,635
Deferred income		2,064	2,881
Non-current operating lease liabilities	9	—	10,977
Total liabilities		50,906	60,493
Commitments and contingencies (Note 21)
Shareholders' equity
Ordinary shares (par value of US$0.00006 per share; 83,333,333 shares authorized, 58,006,967 and 68,237,247 shares issued and outstanding as of December 31,2018 and 2019, respectively)		3	4
Additional paid-in capital		498,043	734,734
Accumulated deficit		(249,627)	(444,698)
Accumulated other comprehensive income	17	2,662	4,620
Total shareholders' equity		251,081	294,660
Total liabilities and shareholders' equity		301,987	355,153

The accompanying notes are an integral part of these consolidated financial statements.

Zai Lab Limited

Consolidated statements of operations

(In thousands of U.S. dollars ("$") except for number of shares and per share data)

		Year ended December 31,
		2017	2018	2019
	Note	$	$	$
Revenue		—	129	12,985
Expenses:
Cost of sales		—	(43)	(3,749)
Research and development		(39,342)	(120,278)	(142,221)
Selling, general and administrative		(12,049)	(21,576)	(70,211)
Loss from operations		(51,391)	(141,768)	(203,196)
Interest income		527	3,261	8,232
Interest expenses		—	(40)	(293)
Changes in fair value of warrants		200	—	—
Other income, net		530	59	938
Loss before income tax and share of loss from equity method investment		(50,134)	(138,488)	(194,319)
Income tax expense	10	—	—	—
Share of loss from equity method investment		(250)	(587)	(752)
Net loss		(50,384)	(139,075)	(195,071)
Net loss attributable to ordinary shareholders		(50,384)	(139,075)	(195,071)
Loss per share - basic and diluted	14	(2.32)	(2.64)	(3.03)
Weighted-average shares used in calculating net loss per ordinary share - basic and diluted		21,752,757	52,609,810	64,369,490

The accompanying notes are an integral part of these consolidated financial statements.

Zai Lab Limited

Consolidated statements of comprehensive loss

(In thousands of U.S. dollars ("$") except for number of shares and per share data)

	Year ended December 31,
	2017	2018	2019
	$	$	$
Net loss	(50,384)	(139,075)	(195,071)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	1,148	2,212	1,958
Comprehensive loss	(49,236)	(136,863)	(193,113)

The accompanying notes are an integral part of these consolidated financial statements.

Zai Lab Limited

Consolidated statements of shareholders' (deficit) equity

(In thousands of U.S. dollars ("$") except for number of shares and per share data)

	Ordinary shares		Additional			Accumulated other
	Number of Shares	Amount	paid in capital	Subscription receivable	Accumulated deficit	comprehensive (loss) income	Total
		$	$	$	$	$	$
Balance at January 1, 2017	9,657,175	1	9,314	0	(60,168)	(698)	(51,551)
Issuance of ordinary shares upon vesting of restricted shares	1,666,145	0	0	0	—	—	—
Exercise of shares option	100,834	0	65	—	—	—	65
Exercise of warrant	461,808	0	4,700	—	—	—	4,700
Conversion of convertible preferred shares to ordinary shares	28,443,275	2	163,605	—	—	—	163,607
Issuance of ordinary shares upon initial public offering, net of issuance cost of $2,770	9,583,333	0	157,655	—	—	—	157,655
Share-based compensation	—	—	9,931	—	—	—	9,931
Net loss	—	—	—	—	(50,384)	—	(50,384)
Foreign currency translation	—	—	—	—	—	1,148	1,148
Balance at December 31, 2017	49,912,570	3	345,270	0	(110,552)	450	235,171
Issuance of ordinary shares upon vesting of restricted shares	338,332	0	0	0	—	—	—
Exercise of shares option	256,065	0	196	—	—	—	196
Issuance of ordinary shares upon follow-on public offering, net of issuance cost of $652	7,500,000	0	140,348	—	—	—	140,348
Share-based compensation	—	—	12,229	—	—	—	12,229
Net loss	—	—	—	—	(139,075)	—	(139,075)
Foreign currency translation	—	—	—	—	—	2,212	2,212
Balance at December 31, 2018	58,006,967	3	498,043	—	(249,627)	2,662	251,081
Issuance of ordinary shares upon vesting of restricted shares	539,733	0	0	—	—	—	—
Exercise of shares option	670,939	0	1,055	—	—	—	1,055
Issuance of ordinary shares upon follow-on public offering, net of issuance cost of $854	9,019,608	1	215,345	—	—	—	215,346
Share-based compensation	—	—	20,291	—	—	—	20,291
Net loss	—	—	—	—	(195,071)	—	(195,071)
Foreign currency translation	—	—	—	—	—	1,958	1,958
Balance at December 31, 2019	68,237,247	4	734,734	—	(444,698)	4,620	294,660

The accompanying notes are an integral part of these consolidated financial statements.

Zai Lab Limited

Consolidated statements of cash flows

(In thousands of U.S. dollars ("$") except for number of shares and per share data)

	Year ended December 31,
	2017	2018	2019
	$	$	$
Operating activities
Net loss	(50,384)	(139,075)	(195,071)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expenses	548	1,650	3,766
Amortization of deferred income	(78)	(312)	(312)
Share-based compensation	9,931	12,229	20,291
Share of loss from equity method investment	250	587	752
Loss on disposal of property and equipment	13	1	15
Noncash lease expenses	—	—	2,831
Change in fair value of warrants	(200)	—	—
Changes in operating assets and liabilities:
Accounts receivable	—	(90)	(3,701)
Inventories	—	(4)	(6,001)
Prepayments and other current assets	(811)	(4,794)	(1,125)
Long term deposits	(39)	(250)	180
Value added tax recoverable	(3,685)	(2,982)	(5,693)
Accounts payable	8,444	28,464	(14,772)
Other current liabilities	1,950	7,056	9,136
Operating lease liabilities	—	—	(2,436)
Deferred income	1,694	(18)	1,129
Net cash used in operating activities	(32,367)	(97,538)	(191,011)

Cash flows from investing activities:
Purchases of short-term investments	—	(200,350)	(277,640)
Proceeds from maturity of short-term investments	—	—	277,990
Disposal of long-term investment	500	—	—
Purchase of equity method investment	(1,900)	(2,086)	—
Purchase of property and equipment	(9,102)	(10,015)	(6,035)
Disposal of property and equipment	83	—	—
Purchase of land use rights	—	—	(7,836)
Purchase of intangible assets	(15)	(103)	(1,371)
Net cash used in investing activities	(10,434)	(212,554)	(14,892)

Cash flows from financing activities:
Proceed from short-term borrowings	—	3,643	7,252
Repayment of short-term borrowings	—	—	(4,351)
Proceed from issuance of convertible preferred shares, net of issuance cost	29,100	—	—
Proceeds from exercise of warrants	1,000	—	—
Proceeds from exercises of stock options	65	196	1,055
Proceeds from issuance of ordinary shares upon public offerings	160,425	141,000	216,200
Payment of public offering costs	(2,730)	(692)	(854)
Net cash provided by financing activities	187,860	144,147	219,302

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	652	(763)	91
Net increase (decrease) in cash, cash equivalents and restricted cash	145,711	(166,708)	13,490
Cash, cash equivalents and restricted cash - beginning of the year	83,949	229,660	62,952
Cash, cash equivalents and restricted cash - end of the year	229,660	62,952	76,442

Supplemental disclosure on non-cash investing and financing activities:
Payables for purchase of property and equipment	414	1,709	416
Payables for intangible assets	—	225	—
Payables for public offering costs	40	—	—
Conversion of convertible preferred shares	163,607	—	—
Exercise of warrants	3,700	—	—

Supplemental disclosure of cash flow information:
Cash and cash equivalents	229,660	62,952	75,932
Restricted cash, non-current	—	—	510
Interest paid	—	36	288

The accompanying notes are an integral part of these consolidated financial statements.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") except for number of shares and per share data)

1.	Organization and principal activities

Zai Lab Limited (the “Company”) was incorporated on March 28, 2013 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company and its subsidiaries (collectively referred to as the “Group”) are principally engaged in discovering or licensing, developing and commercializing proprietary therapeutics that address areas of large unmet medical needs in the China market and the global markets, including in the fields of oncology, infectious and autoimmune diseases.

As of December 31, 2019, the Group's significant operating subsidiaries are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership	Principal activities
Zai Lab (Hong Kong) Limited	Hong Kong	April 29, 2013	100%	Operating company for business development and R&D activities and commercialisation of innovative medicines and device
Zai Lab (Shanghai) Co., Ltd.	The People's Republic of China ("PRC" or "China")	January 6, 2014	100%	Development and commercialisation of innovative medicines and devices
Zai Lab (AUST) Pty., Ltd.	Australia	December 10, 2014	100%	Clinical trial activities
Zai Lab (Suzhou) Co., Ltd.	PRC	November 30, 2015	100%	Development and commercialisation of innovative medicines
Zai Biopharmaceutical (Suzhou) Co., Ltd.	PRC	June 15, 2017	100%	Development and commercialisation of innovative medicines
Zai Lab (US) LLC	U.S.	April 21, 2017	100%	Operating company for business development and R&D activities
Zai Lab International Trading (Shanghai) Co., Ltd.	PRC	November 6, 2019	100%	Commercialisation of innovative medicines and devices

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

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period. Areas where management uses subjective judgment include, but are not limited to, estimating the useful lives of long-lived assets, assessing the impairment of long-lived assets, discount rate of operating lease liabilities, revenue recognition, allocation of the R&D service expenses to the appropriate financial reporting period based on the progress of the R&D projects, valuation of ordinary shares, share-based compensation expenses, recoverability of deferred tax assets and the fair value of the financial instruments. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d) Foreign currency translation

The functional currency of Zai Lab Limited and Zai Lab (Hong Kong) Limited are the United States dollar ("$"). The Company's PRC subsidiaries determined their functional currency to be Chinese Renminbi ("RMB"). The Company's Australia subsidiary determined its functional currency to be Australia dollar ("A$"). The determination of the respective functional currency is based on the criteria of Accounting Standard Codification ("ASC") 830, Foreign Currency Matters. The Group uses the United States dollar as its reporting currency.

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

(e) Cash, cash equivalents and restricted cash

Cash and cash equivalents

The Group considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on hand, demand deposits and highly liquid investments with maturity of less than three months and are stated at cost plus interests earned, which approximates fair value.

Restricted cash

Restricted cash mainly consists of the bank deposits held as collateral for issuance of letters of credit.

(f) Short-term investments

Short-term investments are time deposits with original maturities more than three months. Short-term investments are stated at cost, which approximates fair value. Interest earned is included in interest income.

(g) Accounts receivable

Accounts receivable are recorded at the amounts due from customers and net of allowances for doubtful accounts. An allowance for doubtful accounts is recorded when the collection of the full amount is no longer probable. In evaluating the collectability of accounts receivable, the Group considers many factors including aging of the receivable due, the customer's payment history, creditworthiness, financial conditions, and current economic trends. Credit losses of accounts receivable, which may be for all or part of a particular accounts

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

receivable, shall be deducted from the allowance. The related accounts receivable balance shall be charged off in the period in which the accounts receivable are deemed uncollectible. Recoveries of accounts receivable previously charged written off shall be recorded when received. The Group regularly reviews the adequacy and appropriateness of any allowance for doubtful accounts. No allowance for doubtful accounts was recorded as of December 31, 2018 and 2019.

(h) Inventories

Inventories are stated at the lower of cost or net realizable value, with cost determined on a weighted average basis. The Group periodically reviews the composition of inventory in order to identify obsolete, slow-moving or otherwise non-saleable items. The Group will record a write-down to its net realizable value in cost of sales in the period that the decline in value is first identified. No inventory write-down was recorded as of December 31, 2018 and 2019.

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

Prior to adopting ASC Topic 321, Investments—Equity Securities (“ASC 321”) on January 1, 2018, for the investments without readily determinable fair value and the Group does not have significant influence or control, the Group carries the investment at cost and recognizes income to the extent of dividends received from the distribution of the equity investee’s post-acquisition profits in accordance with ASC 325-20, Cost Method Investments. The Group disposed the cost method investment prior to the adoption ASC 321, see Note 7.

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. No impairment was recorded for the years ended December 31, 2017, 2018 and 2019.

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

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

Construction in progress represents property and equipment under construction and pending installation and is stated at cost less impairment losses if any.

(l) Lease

Before January 1, 2019, the Group adopted the ASC Topic 840, Leases, each lease is classified at the inception date as either a capital lease or an operating lease. All the Group's leases were classified as operating lease under ASC Topic 840.The Group’s reporting for periods prior to January 1, 2019 continued to be reported in accordance with Leases (Topic 840).

After January 1, 2019, the Group adopted the ASC Topic 842, Leases ("ASC 842"). The Group determines if an arrangement is a lease at inception. The Group classifies the lease as a finance lease if it meets certain criteria or as an operating lease when it does not. The Group has lease agreements with lease and non-lease components, which the Group has elected to account for the components as a single lease component. The Group leases facilities for office, research and development center, and manufacturing facilities in PRC, Hong Kong and U.S, which are all classified as operating leases with fixed lease payments, or minimum payments, as contractually stated in the lease agreement. The Group’s leases do not contain any material residual value guarantees or material restrictive covenants.

At the commencement date of a lease, the Group recognizes a lease liability for future fixed lease payments and a right-of-use ("ROU") asset representing the right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term. The lease term includes lessee options to extend the lease and periods occurring after a lessee early termination option, only to the extent it is reasonably certain that the Group will exercise such extension options and not exercise such early termination options, respectively. The future fixed lease payments are discounted using the rate implicit in the lease, if available, or the incremental borrowing rate ("IBR"). Upon adoption of ASU 2016-02, the Group elected to use the remaining lease term as of January 1, 2019 in the Group's estimation of the applicable discount rate for leases that were in place at adoption. For the initial measurement of the lease liability for leases commencing after January 1, 2019, the Group uses the discount rate as of the commencement date of the lease, incorporating the entire lease term. Additionally, the Group elected not to recognize leases with lease terms of 12 months or less at the commencement date in the consolidated balance sheets.

The ROU asset is measured at the amount of the lease liability with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred by the Group and lease incentives. Under ASC 842, land use rights agreements are also considered to be operating lease contracts. The Group will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Group will record an impairment loss in other expenses in the consolidated statements of operations. ROU assets for operating leases are included in operating lease right-of-use assets in the consolidated balance sheets.

Operating leases are included in operating lease right-of-use assets and operating lease liabilities in the consolidated balance sheet. Operating lease liabilities that become due within one year of the balance sheet date are classified as current operating lease liabilities.

For operating leases, lease expense relating to fixed payments is recognized on a straight-line basis over the lease term.

(m) Land use rights

All land in the PRC is owned by the PRC government. The PRC government may sell land use rights for a specified period of time. The purchase price of land use rights represents the operating lease prepayments for the rights to use the land in the PRC under ASC 842 and is recorded as land use rights on the balance sheet, which is amortized over the remaining lease term.

In 2019, the Group acquired land use rights from the local Bureau of Land and Resources in Suzhou for the purpose of constructing and operating the research center and biologics manufacturing facility in Suzhou. The land use rights are being amortized over the respective lease terms, which are 30 years.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

(n) Long term deposits

Long term deposits represent amounts paid in connection with the Group’s long-term lease agreements.

(o) Value added tax recoverable

Value added tax recoverable represent amounts paid by the Group for purchases. The amounts were recorded as long-term assets considering they are expected to be deducted from future value added tax payables arising on the Group's revenues which it expects to generate in the future.

(p) Intangible assets

Intangible assets mainly consist of externally purchased software which are amortized over one to five years on a straight-line basis. Amortization expenses for the years ended December 31, 2017, 2018 and 2019 were $2, $15 and $305, respectively. Amortization expenses of the Group's intangible assets are expected to be approximately $255, $255, $252, $240 and $146 for the years ended December 31, 2020, 2021, 2022, 2023, and 2024 and thereafter, respectively.

(q) Impairment of long-lived assets

Long-lived assets are reviewed for impairment in accordance with authoritative guidance for impairment or disposal of long-lived assets. Long-lived assets are reviewed for events or changes in circumstances, which indicate that their carrying value may not be recoverable. Long-lived assets are reported at the lower of carrying amount or fair value less cost to sell. For the years ended December 31, 2017, 2018 and 2019, there was no impairment of the value of the Group's long-lived assets.

(r) Fair value measurements

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

Financial instruments of the Group primarily include cash, cash equivalents and restricted cash, short-term investments, accounts receivable, prepayments and other current assets, short-term borrowings, accounts payable and other current liabilities. As of December 31, 2018 and 2019, the carrying values of cash and cash equivalents, short-term investments, accounts receivable, prepayments and other current assets, short-term borrowings, accounts payable and other current liabilities approximated their fair values due to the short-term maturity of these instruments, and the carrying value of restricted cash approximates its fair value based on the nature of the assessment of the ability to recover these amounts.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

(s) Revenue recognition

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

The Group's revenue is all from product sales. The Group recognizes revenue from product sales when the Group has satisfied the performance obligation by transferring control of the product to the customers. Control of the product generally transfers to the customers when the delivery is made and when title and risk of loss transfers to the consumers. Cost of sales mainly consists of the purchase price of products and royalty fee.

The timing between the recognition of revenue for product sales and the receipt of payment is not significant. Therefore the Group does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between the transfer of the promised good to the customer and receipt of payment will be one year or less.

The Group started to generate product sales revenue since year 2018. For the year ended December 31, 2019, the Group's product revenues were generated from the sale of ZEJULA (niraparib) and OPTUNE (Tumor Treating Fields) to customers, which are typically healthcare providers such as oncology centers. For the year ended December 31, 2018, the Group's product revenues were generated from the sale of ZEJULA (niraparib) to customers, which are typically healthcare providers such as oncology centers. The Group utilizes a distributor in Hong Kong for warehousing services. Based on the nature of the arrangement, the Group has determined that it is a principal in the transaction since the Group is primarily responsible for fulfilling the promise to provide the products to the customers, maintains inventory risk until delivery to the customers and has latitude in establishing the price. Revenue was recognized at the amount to which the Group expected to be entitled in exchange for the sale of the products, which is the sales price agreed with the customers. Consideration paid to the distributor is recognized in operating expenses.

(t) Research and development expenses

Elements of research and development expenses primarily include (1) payroll and other related costs of personnel engaged in research and development activities, (2) in-licensed patent rights fee of exclusive development rights of drugs granted to the Group, (3) costs related to pre-clinical testing of the Group’s technologies under development and clinical trials such as payments to contract research organizations (“CROs”) and contract manufacturing organizations ("CMOs"), investigators and clinical trial sites that conduct our clinical studies; (4) costs to develop the product candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, (5) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to the Group’s research and development services and have no alternative future uses.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

The Group has acquired rights to develop and commercialize product candidates. Upfront payments that relate to the acquisition of a new drug compound, as well as pre-commercial milestone payments, are immediately expensed as acquired in-process research and development in the period in which they are incurred, provided that the new drug compound did not also include processes or activities that would constitute a “business” as defined under US GAAP, the drug has not achieved regulatory approval for marketing and, absent obtaining such approval, has no established alternative future use. Milestone payments made to third parties subsequent to regulatory approval which meet the capitalization criteria would be capitalized as intangible assets and amortized over the estimated remaining useful life of the related product. The conditions enabling capitalization of development costs as an asset have not yet been met and, therefore, all development expenditures are recognized in profit or loss when incurred.

(u) Deferred income

Deferred income consists of deferred income from government grants and American Depositary Receipts (the "ADR") Program Agreement with ADR depositary bank (the “DB”) in July 2017.

Government grants consist of cash subsidies received by the Group's subsidiaries in the PRC from local governments. Grants received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Cash grants of $855, $1,332 and $2,151 were included in other income for the years ended December 31, 2017, 2018 and 2019, respectively. Grants received with government specified performance obligations are recognized when all the obligations have been fulfilled.  If such obligations are not satisfied, the Group may be required to refund the subsidy. Cash grants of $894 and $2,023 were recorded in deferred income as of December 31, 2018 and 2019 respectively, which will be recognized when the government specified performance obligation is satisfied.

According to the ADR program agreement, the Group has the right to receive reimbursements for using DB's services, subject to the compliance by the Group with the terms of the Agreement. The Group performed a detailed assessment of the requirements and recognizes the reimbursements it is expected to be entitled to over the five-year contract term as other income. For the years ended December 31, 2017, 2018 and 2019, $78, $312 and $312 were recorded in other income, respectively, and $1,170 and $858 were recorded in deferred income as of December 31, 2018 and 2019, respectively.

(v) Comprehensive loss

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

(w) Stock-based compensation

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

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

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

Awards Granted to Non-Employees

Prior to the adoption of Accounting Standard Update 2018-07 Compensation – Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting on January 1, 2019,

The Group has accounted for equity instruments issued to non-employees in accordance with the provisions of ASC 505, Equity-Based Payments to Non-Employees. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty's performance is completed as there is no associated performance commitment. The expense is recognized in the same manner as if the Group had paid cash for the services provided by the non-employees in accordance with ASC 505.

After the adoption of Accounting Standard Update 2018-07 Compensation – Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting on January 1, 2019,

The Group grants share options to eligible Non-Employees and accounts for these share based awards in accordance with ASC 718, Compensation-Stock Compensation. Non-Employees' share-based awards are measured at the grant date fair value of the awards and recognized as expenses (1) immediately at grant date if no vesting conditions are required; or (2) using graded vesting method over the requisite service period, which is the vesting period. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. The Group determined the fair value of the stock options granted to Non-Employees using the Black-Scholes option valuation model.

(x) Income taxes

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

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

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

(y) Earnings (loss) per share

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

(z) Segment information

In accordance with ASC 280, Segment Reporting, the Group's chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group's long-lived assets are substantially located in and derived from China, no geographical segments are presented.

(aa) Concentration of risks

Concentration of customers

For the year ended December 31, 2019, around 80% of the Group's revenue was from one customer in Hong Kong. 100% of the accounts receivables of December 31, 2019 were from the distributor in Hong Kong.

Concentration of suppliers

The following suppliers accounted for 10% or more of research and development expenses and the inventory purchases for the years ended December 31, 2017, 2018 and 2019:

	Year ended December 31,
	2017	2018	2019
	$	$	$
A	7,652	*	*
B	7,104	*	*
C	*	25,515	*
D	*	14,664	*
E	*	*	27,966
F	*	*	18,362

*	Represents less than 10% of research and development expenses for the years ended December 31, 2017, 2018 and 2019.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

Concentration of credit risk

Financial instruments that are potentially subject to significant concentration of credit risk consist of cash and cash equivalents, short-term investments, and prepayments to suppliers. The carrying amounts of cash and cash equivalents and short-term investments represent the maximum amount of loss due to credit risk. As of December 31, 2018 and 2019, all of the Group’s cash and cash equivalents and short-term investments were held by major financial institutions located in the PRC and international financial institutions outside of the PRC which management believes are of high credit quality and continually monitors the credit worthiness of these financial institutions. With respect to the prepayments to suppliers, the Group performs on-going credit evaluations of the financial condition of these suppliers.

Foreign currency risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregated amounts of RMB26,878 and RMB47,168, which were denominated in RMB, as of December 31, 2018 and 2019, respectively, representing 6% and 9% of the cash and cash equivalents as of December 31, 2018 and 2019, respectively.

(ab) Share consolidation (“reverse stock split”)

On August 30, 2017, the Company effected a six-to-one share consolidation of all the ordinary shares and preferred shares. All number of shares, par value and per share amounts for all periods presented in these consolidated financial statements and accompanying notes have been adjusted retrospectively, where applicable, to reflect this share consolidation.

(ac) Recent accounting pronouncements

Adopted Accounting Standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASC 842 which supersedes the lease recognition requirements in ASC 840, Leases, (“ASC 840”). The most prominent of the changes in ASC 842 is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Consistent with ASC 840, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statements of operations. In July 2018, the FASB issued an accounting standard update which amended ASC 842 and offered an additional (and optional) transition method by which entities could elect not to recast the comparative periods presented in financial statements in the period of adoption.

The Group adopted the new standard on January 1, 2019, using the optional adoption method whereby the Group did not adjust comparative period financial statements. Consequently, prior period balances and disclosures have not been restated. The Group elected the package of transition provisions available for expired or existing contracts, which allowed the Group to carry forward its historical assessments of (i) whether contracts are or contain leases, (ii) lease classification and (iii) initial direct costs. For leases in place upon adoption, the Group used the remaining lease term as of January 1, 2019 in determining the incremental borrowing rate ("IBR"). For the initial measurement of the lease liabilities for leases commencing on or after January 1, 2019, the IBR at the lease commencement date was applied.

The Group’s lease portfolio consists entirely of operating leases, the adoption of ASU 2016-02 resulted in the initial recognition of ROU assets of $7,093 and related lease liabilities of $6,955 on the consolidated balance sheet at January 1, 2019. Upon adoption, the Group reclassified $138 prepaid rent to operating ROU assets. The Group’s leases do not contain any material residual value guarantees or material restrictive covenants. Additionally, the adoption of ASU 2016-02 did not materially affect the consolidated statements of income or the consolidated statements of cash flows.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

The impact on the consolidated balance sheet upon adoption of ASU 2016-02 was as follows:

	As of December 31, 2018	Effect of the option of ASU 2016-02	As of January 1, 2019
	As reported		As adjusted
	$	$	$
Assets:
Prepayments and other current assets	5,749	(138)	5,611
Operating lease right-of-use assets	—	7,093	7,093

Liabilities:
Current operating lease liabilities	—	(2,287)	(2,287)
Non-current operating lease liabilities	—	(4,668)	(4,668)

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which intended to reduce cost and complexity and to improve financial reporting for nonemployee share-based payments. The ASU expands the scope of Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. The Group adopted this ASU on January 1, 2019 using the modified retrospective method. The adoption of this new standard generally requires the accounting for equity-based payments to nonemployees to be consistent with the accounting for employees. As a result, the Group recognized the cost of services received from a nonemployee in exchange for an equity instrument based on the award’s grant-date fair value. Unvested equity-based payments to nonemployees have been remeasured at fair value as of the adoption date. The adoption did not have a material effect on the consolidated financial statements.

Future Adoption of Accounting Standards

In June 2016, the FASB released ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 replaces the existing impairment model for most financial assets from an incurred loss impairment model to a current expected credit loss model, which requires an entity to recognize an impairment allowance equal to its current estimate of all contractual cash flows the entity does not expect to collect. ASU 2016-13 also requires credit losses relating to AFS debt securities to be recognized through an allowance for credit losses. In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments, the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326)—Targeted Transition Relief, which is the final version of Proposed Accounting Standards Update 2019-10—Targeted Transition Relief for Topic 326, Financial Instruments—Credit Losses, which has been deleted. This update provides entities with an option to irrevocably elect the fair value option applied on an instrument-by-instrument basis for certain financial assets upon the adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement-Overall, and 825-10. In December 2019, FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. This update introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis. In March 2020, the FASB issued ASU No. 2020-03, Codification Improvements to Financial Instruments. This update clarifies that the contractual term of a net investment in a lease determined in accordance with Topic 842 should be the contractual term used to measure expected credit losses under Topic 326. The standards are to be applied using a modified retrospective approach and are effective for interim periods and fiscal years beginning after December 15, 2019, with early adoption permitted. The Group does not anticipate the adoption of this ASU to have a material impact to its financial statements for its existing business.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. This guidance removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. Certain disclosures required by this guidance must be applied on a retrospective basis and others on a prospective basis. The guidance will be effective for interim periods and fiscal years beginning after December 15, 2019, with early adoption permitted. The Group does not expect the requirements of ASU 2018-13 will have a material impact on the consolidated financial statements.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606. This update clarifies that certain transactions between participants in a collaborative arrangement should be accounted for under ASC 606 when the counterparty is a customer and precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction. The update is effective in fiscal years beginning after December 15, 2019, and interim periods therein, and early adoption is permitted for entities that have adopted ASC 606. This guidance should be applied retrospectively to the date of initial application of Topic 606. The Group is currently evaluating the impact on its financial statements of adopting this guidance

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB's overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The update is effective in fiscal years beginning after December 15, 2020, and interim periods therein, and early adoption is permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. The Group is currently evaluating the impact on its financial statements of adopting this guidance.
3.	Cash and cash equivalents

	As of December 31,
	2018	2019
	$	$
Cash at bank and in hand	36,778	75,111
Cash equivalents	26,174	821
	62,952	75,932
Denominated in:
US$	58,254	62,478
RMB (note (i))	3,916	6,761
Hong Kong dollar (”HK$"）	20	5,948
Australia dollar ("A$")	762	745
	62,952	75,932

Note:

(i)

Certain cash and bank balances denominated in RMB were deposited with banks in the PRC. The conversion of these RMB denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

4.	Restricted cash, non-current

The Group’s restricted cash balance of $510 as of December 31, 2019 was long-term bank deposits held as collateral for issuance of letters of credit. These deposits will be released when the related letters of credit are settled by the Group.
5.	Short-term investments

Short-term investments primarily comprise of the time deposits with original maturities between three months and one year. For the years ended December 31, 2017, 2018 and 2019, the Group recorded the interest income of nil, $2,359 and $7,778 from the short-term investments in the consolidated statements of operations, respectively.

6.	Inventories

The Group’s inventory balance of $4 and $6,005 as of December 31, 2018 and 2019, respectively, consisted of finished goods purchased from Tesaro Inc.(“Tesaro”) and Novocure Limited (“Novocure”) for distribution in Hong Kong and Macau, and raw materials purchased for ZEJULA commercialization in PRC.
7.	Investments in equity investees

In June 2017, the Group entered into an agreement with three third-parties to launch JING Medicine Technology (Shanghai) Ltd. (“JING”), an entity which will provide services for drug discovery and development, consultation and transfer of pharmaceutical technology. The capital contribution by the Group was RMB26,250  in cash, representing 20% of the equity interest of JING, which was fully paid by the Group in 2017 and 2018. The Group accounts for this investment using the equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee. The Group recorded its share of loss in this investee of $250, $587 and $752 for the years ended December 31, 2017, 2018 and 2019, respectively.

In October 2016, the Group invested $500 in a private company over which the Group does not have significant influence or control and accounted for the investment using cost method of accounting. In April 2017, the Group disposed its investment to Quan Venture Fund I, L.P. for cash consideration of approximately $500 and no gain/loss was recognized upon disposal (Note 15).
8.	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2018	2019
	$	$
Office equipment	384	397
Electronic equipment	599	1,482
Vehicle	77	76
Laboratory equipment	3,917	5,854
Manufacturing equipment	9,369	11,049
Leasehold improvements	4,608	7,528
Construction in progress	3,748	428
	22,702	26,814
Less: accumulated depreciation	(2,208)	(5,461)
Property and equipment, net	20,494	21,353

Depreciation expenses for the years ended December 31, 2017, 2018 and 2019 were $546, $1,634 and $3,372, respectively.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

9.	Lease

The Group leases facilities for office, research and development center, and manufacturing facilities in PRC, Hong Kong and U.S. Lease terms vary based on the nature of operations and the market dynamics, however, all leased facilities are classified as operating leases with remaining lease terms between one and six years.

The total lease expenses under operating leases which included the short-term lease expenses for the years ended December 31, 2017 and 2018 were $917 and $1,494 , respectively. Total lease expense related to short-term leases was insignificant for the year ended December 31, 2019.

Supplemental information related to leases was as follows:

Year ended December 31, 2019
$
Operating fixed lease cost	3,245

Supplemental cash flow information related to leases was as follows:

Year ended December 31, 2019
$
Cash paid for amounts included in measurement of lease liabilities	2,778
Noncash operating lease liabilities arising from obtaining operating right-of-use assets	10,876

The maturities of lease liabilities in accordance with Leases (Topic 842) in each of the next five years and thereafter as of December 31, 2019 were as follows:

Year ended December 31
$
2020	4,595
2021	3,910
2022	3,039
2023	1,333
2024	1,379
Thereafter	1,787
Total lease payments	16,043
Less: imputed interest	(715)
Present value of minimum operating lease payments	15,328

Weighted-average remaining lease terms and discount rates are as follows:

Year ended December 31, 2019
Weighted-average remaining lease term	4.4 years
Weighted-average discount rate	3.1%

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

The undiscounted future minimum payments under non-cancelable operating leases as of December 31, 2018, prior to the adoption of the Lease ASUs was as follows:

Year ended December 31
$
2019	2,169
2020	1,007
2021	164
2022 and thereafter	—
Total lease commitment	3,340

10.	Income Tax

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

Hong Kong (“HK”)

Zai Lab (Hong Kong) Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. For the years ended December 31, 2017, 2018 and 2019, Zai Lab (Hong Kong) Limited did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented. Under the Hong Kong tax law, Zai Lab (Hong Kong) Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Under PRC’s Enterprise Income Tax Law (“EIT Law”), the statutory income tax rate is 25%, and the EIT rate shall be reduced to 15% for state-encouraged High and New Technology Enterprises (“HNTE”). Zai Lab (Shanghai) Co., Ltd., first obtained a HNTE certificate in 2018 and began to enjoy the preferential tax rate of 15% from 2018 to 2020. Zai Lab International Trading (Shanghai) Co., Ltd., Zai Lab (Suzhou) Co., Ltd., and Zai Biopharmaceutical (Suzhou) Co., Ltd. are subject to the statutory rate of 25%.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

No provision for income taxes has been required to be accrued because the Company and all of its subsidiaries are in cumulative loss positions for all the periods presented.

Loss before income taxes consists of:

	Year ended December 31,
	2017	2018	2019
	$	$	$
Cayman	3,887	1,218	(3,241)
BVI	8	2	2
PRC	40,972	127,711	185,239
HK	6,240	7,778	3,271
US	—	2,351	9,786
AUST	(723)	15	14
	50,384	139,075	195,071

Reconciliations of the differences between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2017, 2018 and 2019 are as follows:

	Year ended December 31,
	2017	2018	2019
Statutory income tax rate	25%	25%	25%
Share-based compensations	(3.27%)	(1.93%)	(1.51%)
Non-deductible expenses	(0.79%)	(0.38%)	(0.39%)
Prior year tax filing adjustment	—	1.55%	1.93%
Effect of different tax rate of subsidiary operation in other jurisdictions	(3.06%)	(0.76%)	0.07%
Preferential tax rate	—	—	(9.14%)
Effect of change in tax rate	—	—	(9.15%)
Changes in valuation allowance	(17.88%)	(23.48%)	(6.81%)
Effective income tax rate	—	—	—

The principal components of the deferred tax assets and liabilities are as follows:

	Year ended December 31,
	2017	2018	2019
	$	$	$
Deferred tax assets:
Depreciation of property and equipment, net	6	15	57
Government grants	188	187	325
Net operating loss forwards	17,075	49,726	62,833
Less: valuation allowance	(17,269)	(49,928)	(63,215)
Deferred tax assets, net	—	—	—

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. In 2018 and 2019, the Group has determined that the deferred tax assets on temporary differences and net operating loss carry forwards are related to certain subsidiaries, for which the Group is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

not. As such, it has fully provided valuation allowance for the deferred tax assets as of December 31, 2018 and 2019. Amounts of operating loss carry forwards were $72,137, $204,693 and $403,460 for the years ended December 31, 2017, 2018 and 2019, respectively, which are expected to expire from 2020 to 2029.

Movement of the valuation allowance is as follows:

	2018	2019
	$	$
Balance as of January 1,	(17,269)	(49,928)
Additions	(32,659)	(13,287)
Balance as of December 31,	(49,928)	(63,215)

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

11.	Short-term borrowings

On June 25, 2018, Zai Lab (Suzhou) Co. Ltd. entered into a three-year facility agreement for RMB25,000 with a local commercial bank, and the outstanding borrowing under this agreement was RMB25,000 as of December 31, 2019, which will be due in 2020. The borrowing is guaranteed by Zai Lab (Shanghai) Co. Ltd., with an average interest rate of 4.785%. The agreement does not contain any financial covenants or restrictions. For the year ended December 31, 2019, Zai Lab (Suzhou) Co. Ltd. drawn down RMB30,000 of this loan and repaid the outstanding principal of RMB 25,000. For the year ended December 31, 2018, Zai Lab (Suzhou) Co. Ltd. drawn down RMB20,000 of this loan.

On December 12, 2018, Zai Biopharmaceutical (Suzhou) Co. Ltd. entered into a three-year facility agreement for RMB40,000 with a local commercial bank, the outstanding borrowing under this agreement was RMB20,000  as of December 31, 2019, which will be due in 2020. The borrowing is guaranteed by Zai Lab (Shanghai) Co., Ltd., with average interest rate of 4.785%. The agreement does not contain any financial covenants or restrictions. For the year ended December 31, 2019, Zai Biopharmaceutical (Suzhou) Co. Ltd. drawn down RMB20,000 of this loan and repaid the outstanding principal of RMB5,000. For the year ended December 31, 2018, Zai Biopharmaceutical (Suzhou) Co. Ltd. drawn down RMB5,000 of this loan.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

12.	Other current liabilities

Other current liabilities consist of followings:

	As of December 31,
	2018	2019
	$	$
Payroll	3,699	9,590
Professional service fee	1,564	774
Payables for purchase of property and equipment	1,709	416
Payables for purchase of intangible assets	225	—
Others	570	2,394
Total	7,767	13,174

13.	Convertible preferred shares and warrants

Upon the completion of the Company's IPO on September 20, 2017, all of the outstanding Series A1, A2, B1, B2 and C convertible preferred shares were converted into 28,905,083 ordinary shares. The history of the issuance of the preferred shares is as following:

In August 2014 and April 2015, the Company issued 6,244,443 Series A1 convertible preferred shares (“Series A1 Preferred Shares”) and 8,442,221 Series A2 convertible preferred shares (“Series A2 Preferred Shares”) with a par value $0.00006 per share to a group of investors for a cash consideration of $8,029 or $1.2857 per share and $18,279 or $2.1651 per share, respectively. In August 2014, $2,000 in convertible loans issued in March and April of 2014 to certain investors who purchased Series A1 Preferred Shares were converted into 2,222,222 Series A1 Preferred Shares in connection with the offering at a per share price of $0.90.

On December 31, 2015, as an inducement to participate in the contemplated issuance of Series B1 Preferred Shares and Series B2 Preferred Shares, the Company entered into an agreement with one investor to issue warrants to purchase up to 461,808 Series A2 Preferred Shares at $2.1651 per share, as adjusted from time to time pursuant to the agreement. The fair value of the warrants of $1,980 was expensed on the date of issuance (as opposed to being treated as a cost of equity issuance because the warrants would have become exercisable after the passage of time in the absence of an equity offering).

In January and April 2016, the Company issued 5,562,335 Series B1 convertible preferred shares (“Series B1 Preferred Shares”) and 3,973,096 Series B2 convertible preferred shares (“Series B2 Preferred Shares”) with a par value of $0.00006 per share to a group of investors including existing preferred share investors for a cash consideration of $53,100 or $9.5464 per share and $53,100 or $13.3649 per share, respectively.

In June 2017, the Company issued 1,998,958 Series C convertible redeemable preferred shares (“Series C Preferred Shares”) with a par value of $ 0.00006 per share to a group of investors including existing preferred share investors for a cash consideration of $30,000 or $15.0078 per share.

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

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

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

The warrants are freestanding instruments and are recorded as liabilities in accordance with ASC480. The Series A1, A2, B1, B2 and C Preferred Shares were initially recorded as mezzanine equity equal to the proceeds received. The warrants are initially recognized at fair value, with subsequent changes in fair value recorded in gain or loss. For the year ended December 31, 2017, the Company recognized a gain from the decrease in fair value of the warrants of $200.

14.	Loss per share

Basic and diluted net loss per share for each of the years presented are calculated as follow:

	For the years ended December 31,
	2017	2018	2019
Numerator:
Net loss attributable to ordinary shareholders	(50,384)	(139,075)	(195,071)
Denominator:
Weighted average number of ordinary shares- basic and diluted	21,752,757	52,609,810	64,369,490
Net loss per share-basic and diluted	(2.32)	(2.64)	(3.03)

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

As a result of the Group’s net loss for the three years ended December 31, 2017, 2018 and 2019, preferred shares, share options, non-vested restricted shares and warrants outstanding in the respective periods were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	As of December 31,
	2017	2018	2019
Share options	6,548,377	8,761,735	9,122,980
Non-vested restricted shares	693,333	1,112,001	743,268

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

15.	Related party transactions

The table below sets forth the major related party and the relationship with the Group as of December 31, 2019:

Company Name	Relationship with the Group
Quan Venture Fund I, L.P.	Significantly influenced by Samantha Du, founder, chairman and CEO of the Company

MEDx (Suzhou) Translational Medicine Co., Ltd. (Formerly known as Qiagen (Suzhou) Translational Medicine Co., Ltd)	Significant influence held by Samantha Du’s immediate family

In 2018 and 2019, the Group incurred $126 and $234 research and development expense with MEDx (Suzhou) Translational Medicine Co., Ltd. for drug research and development services.

On April 30, 2017, the Group disposed its investment in a cost method investee to Quan Venture Fund I, L.P. for a cash consideration of $500 and no gain/loss was recognized upon disposal.
16.	Share-based compensation

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

In 2019, the Group granted 1,067,385 share options to certain management, employees and individual advisors of the Group at the exercise price ranging from $27.23 to $41.59 per share under the 2017 Plan. These options granted have a contractual term of 10 years and generally vest over a five year period, with 20% or 33.3% of the awards vesting beginning on the anniversary date one year after the grant date.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

Before 2018, the binomial option-pricing model was applied in determining the estimated fair value of the options granted. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility and, the exercise multiple for which employees are likely to exercise share options. For expected volatilities, the Group has made reference to the historical price volatilities of ordinary shares of several comparable companies in the same industry as the Group. For the exercise multiple, prior to the IPO, the Group had no historical exercise patterns as a reference, thus the exercise multiple was based on management's estimation, which the Group believes is representative of the future exercise pattern of the options. The risk-free rate for periods within the contractual life of the option is based on the U.S. treasury bonds with maturity similar to the maturity of the options as of valuation dates plus a China country risk premium. Prior to the completion of the Company’s IPO, the estimated fair value of the ordinary shares, at the option grant dates, was determined with assistance from an independent third-party valuation firm. The Group's management is ultimately responsible for the determination of the estimated fair value of its ordinary shares. With the completion of the Company’s IPO, a public trading market for the ADSs has been established, the Company uses the current share price as the fair value of underlying ordinary shares.

From 2018, the Group changed to use the Black-Scholes option valuation model going forward in determining the estimated fair value of the options granted, because the new technique or model is expected to produce a better estimate of fair value. The change in valuation technique is accounted for as a change in accounting estimate under ASC 250 and applied prospectively to new awards.

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	May 2017	September 2017	2018	2019
Risk-free rate of return	3.2%	3.5%	2.7%-3.2%	1.6%-2.5%
Contractual life of option	10 years	10 years	10 years	10 years
Expected term	n/a	n/a	6.5 years	6 or 6.5 years
Estimated volatility rate	70%	70%	70%	70%
Expected dividend yield	0%	0%	0%	0%
Fair value of underlying ordinary shares	9.60	27.93	17.60-24.58	27.23-41.59

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

A summary of option activity under the Plan during the years ended December 31, 2017, 2018 and 2019 is presented below:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		$	Years	$
Outstanding at January 1, 2017	7,228,141	0.97	9.00	53,677,170
Granted	264,480	8.76	—	—
Exercised	(100,834)	0.65	—	—
Forfeited	(843,410)	1.11	—	—
Outstanding at December 31, 2017	6,548,377	1.28	8.06	130,668,851
Granted	2,759,750	21.15	—	—
Exercised	(256,065)	0.76	—	—
Forfeited	(290,327)	3.73	—	—
Outstanding at December 31, 2018	8,761,735	7.47	7.80	138,009,758
Granted	1,067,385	32.22	—	—
Exercised	(670,939)	1.57	—	—
Forfeited	(35,201)	25.99	—	—
Outstanding at December 31, 2019	9,122,980	10.73	7.16	281,562,301
Vested and Exercisable as of December 31, 2019	4,379,511	3.51	6.25	166,772,005
Vested or expected to vest as of December 31, 2019	9,122,980	10.73	7.16	281,562,301

The weighted-average grant-date fair value of the options granted in 2017, 2018 and 2019 were $13.92, $14.03 and $20.98 per share, respectively. The Group recorded compensation expense related to the options of $4,752, $9,403 and $14,925 for the years ended December 31, 2017, 2018 and 2019, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	Year ended December 31,
	2017	2018	2019
	$	$	$
Selling, general and administrative	2,215	4,428	6,931
Research and development	2,537	4,975	7,994
Total	4,752	9,403	14,925

As of December 31, 2019, there was $52,921 of total unrecognized compensation expense related to unvested share options granted. That cost is expected to be recognized over a weighted-average period of 2.13 years.

Ordinary shares issued to Red Kingdom Investment Limited ("Red Kingdom")

Red Kingdom is a company incorporated in the British Virgin Islands in August 2013 and owned by a group of senior management including the Chief Executive Officer (the "CEO") of the Company and advisors of the Group and third-party investors. Red Kingdom has no activities and does not have employees. All the shareholders of the Red Kingdom have delegated their voting rights to the CEO of the Company.

On April 3, 2014, the Company issued 8,083,333 shares to Red Kingdom which are corresponding to the total outstanding shares of Red Kingdom for total consideration of $142. One share of Red Kingdom is entitled to indirectly all of the economic rights associated with the underlying ordinary shares of the Company. Of these shares, 7,847,500 shares were held by members of senior management and certain advisors of the Group, who paid par value.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

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

On December 15, 2015, 1,921,000 unvested Restricted Shares granted to the CEO were deemed vested by the Company and the unrecognized share-based compensation of $1,152 as of the modification date was immediately recognized as compensation expense in the consolidated statements of operations.

On June 15, 2017, pursuant to the Board’s resolution, Red Kingdom distributed all of the ordinary shares that it held in the Group to all Red Kingdom shareholders, in accordance with the Articles of Association of Red Kingdom. All the prior restricted share arrangements in force as of the distribution date between Red Kingdom and members of senior management and advisors were amended to assign the rights and obligations of Red Kingdom thereunder to the Group (the “Transfer”). Before the Transfer, 811,667 restricted shares of Red Kingdom had been vested and 1,329,999 non-vested restricted shares of Red Kingdom have been repurchased by Red Kingdom due to the termination of employment by certain members of senior management and allocated to the founders of Red Kingdom at par value in 2017.

Non-vested restricted shares

In March and May 2017, pursuant to the board resolution of the Company, the Repurchase Right to all the remaining 2,100,000 non-vested restricted shares of the CEO which were subject to the restricted share arrangement dated April 3, 2014 was removed and the unrecognized share-based compensation of $840 as of the modification date was immediately recognized as an expense in the consolidated statements of operations.

In September 2017, pursuant to the successful IPO of the Company, the Repurchase Right to all the remaining 134,516 non-vested restricted shares of the individual advisor which were subject to the restricted share arrangement dated August 10, 2015, July 15, 2016 and August 25, 2016 was terminated and the unrecognized share-based compensation of $2,421 as of the modification date was immediately recognized as an expense in the consolidated statements of operations.

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

In 2019, 50,000 ordinary shares were authorized for grant to the independent directors, respectively. The restricted shares shall vest and be released from the restrictions in full on the first anniversary from the date of the agreement. Upon termination of the independent directors' service with the Group for any reason, any shares that are outstanding and not yet vested will be immediately be forfeited.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

In 2019, 121,000 ordinary shares were authorized for grant to certain management. One fifth of the restricted shares shall vest and be released from the restrictions on each yearly anniversary from the date of the agreement. Upon termination of the certain management's service with the Group for any reason, any shares that are outstanding and not yet vested will be immediately be forfeited.

The Group measured the fair value of the non-vested restricted shares as of respective grant dates, and recognized the amount as compensation expense over the deemed service period using a graded vesting attribution model on a straight-line basis.

The following table summarized the Group’s non-vested restricted share activity in 2019:

	Numbers of non-vested restricted shares	Weighted average grant date fair value
		$
Non-vested as of January 1, 2018	693,333	2.57
Granted	757,000	20.73
Vested	(338,332)	1.95
Non-vested as of December 31, 2018	1,112,001	15.13
Granted	171,000	27.55
Vested	(539,733)	8.97
Non-vested as of December 31, 2019	743,268	22.45

As of December 31, 2019, there was $13,730 of total unrecognized compensation expense related to non-vested restricted shares. The Group recorded compensation expense related to the restricted shares of $5,179, $2,826 and $5,366 for the years ended December 31, 2017, 2018 and 2019, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	Year ended December 31,
	2017	2018	2019
	$	$	$
Selling, general and administrative	3,848	2,206	3,643
Research and development	1,331	620	1,723
Total	5,179	2,826	5,366

17.	Accumulated other comprehensive (loss) income

The movement of accumulated other comprehensive (loss) income is as follows:

Foreign currency translation adjustments
$
Balance as of January 1, 2017	(698)
Other comprehensive income	1,148
Balance as of December 31, 2017	450
Other comprehensive income	2,212
Balance as of December 31, 2018	2,662
Other comprehensive income	1,958
Balance as of December 31, 2019	4,620

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

18.	Licenses and collaborative arrangement

The following is a description of the Group’s significant collaboration agreements for the years ended December 31, 2017, 2018 and 2019.

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

Under the terms of the agreement, the Group made an upfront payment of $15,000 to Tesaro which was recorded as a research and development expense in 2016. If the Group successfully develops and commercializes the licensed products, the Group will make a milestone payment to Tesaro for the achievement of a certain development milestone event. In addition, if Tesaro does not exercise its co-promotion option, the Group will pay Tesaro milestone payments for the achievement of certain sales milestone events, and also tiered royalties at certain percentages of net sales of the licensed products, until the later of the expiration of the last-to-expire licensed patent covering the licensed product, the expiration of regulatory exclusivity for the licensed product, or the tenth anniversary of the first commercial sale of the licensed product, in each case on a product-by-product and region-by-region basis.

On December 27, 2019, the China National Medical Products Administration (NMPA) approved the New Drug Application (NDA) for ZEJULA (niraparib). The Group achieved the milestone related to its collaboration agreement with Tesaro for regulatory approval for the first indication by NMPA and a milestone payment was payable to Tesaro according to the agreement.

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

Under the terms of the agreement, the Group made an upfront payment of $7,500 to Paratek which was recorded as a research and development expense in 2017. The Group made a milestone payment to Paratek for the achievement of milestone upon receipt of the first regulatory approval for the Product in the U.S. in 2018 according to the agreement. The Group will make further milestone payments to Paratek for the achievement of certain development milestone and sales milestone event. In addition, the Group will pay to Paratek tiered royalties at certain percentage rates on the net sales of licensed products, until the later of the abandonment, expiration or invalidation of the last-to-expire licensed patent covering the licensed product, or the eleventh anniversary of the first commercial sale of the licensed product, in each case on a product-by-product and region-by-region basis.

The Group has the right to terminate this agreement for any or no reason by providing Paratek with prior written notice with no penalty.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

License and collaboration agreement with Five Prime Therapeutics, Inc. (“Five Prime”)

On December 19, 2017, the Group and Five Prime entered into an exclusive license agreement for FPA144 in China, Hong Kong, Macau and Taiwan and global strategic development collaboration.

Under the terms of the agreement, Five Prime has granted the Group an exclusive license to develop and commercialize FPA144 in the China, Hong Kong, Macau and Taiwan territory: China, Hong Kong, Macau, and Taiwan. The Group will be responsible for conducting the Phase III FIGHT trial in China, Hong Kong, Macau and Taiwan, including screening, enrolment and treatment of patients, and for commercialization of FPA144 in the China, Hong Kong, Macau and Taiwan territory.  Five Prime will manufacture and supply FPA144 for the study. A Joint Steering Committee will be formed between the companies to oversee development, regulatory and commercialization activities in China, Hong Kong, Macau and Taiwan.

The Group made an upfront payment of $5,000 in January 2018, and made a milestone payment to Five Prime for the achievement of a milestone by enrolling the first patient in Phase III FIGHT trail of the Product in China in October 2018 according to the agreement. The Group will make further milestone payments for the achievement of certain development and regulatory milestones to Five Prime. In addition, the Group will pay to Five Prime a royalty percentage on net sales of FPA144 in China, Hong Kong, Macau and Taiwan. And the Group is also eligible to receive a royalty from Five Prime on net sales of FPA144 outside of China, Hong Kong, Macau and Taiwan.

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

The Group paid $5,000 upfront fees to Entasis upon entering the agreement in 2018, and paid two milestone payments to Entasis in November 2019 for the achievements of first patient dosed in pivotal study and first patient dosed in a registration study for the lead product in China according to the agreement. The Group will make future milestone payments upon the achievement of contractually specified development, regulatory and sales milestones, plus royalties.

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

The Group paid $2,000 upfront fees to Crescendo in 2018. And the Group will provide development, regulatory, and commercial milestones for multiple indications. Crescendo will also be eligible to receive tiered royalties on global sales.

The Group has the right to terminate this agreement at any time by providing written notice of termination to Crescendo.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

License and collaboration agreement with Novocure Limited (“Novocure”)

On September 10, 2018, the Group entered into an exclusive license agreement with Novocure for Tumor Treating Fields, including the brand name Optune in China, Hong Kong, Macau and Taiwan and a global strategic development collaboration.

Under the terms of agreement, Novocure granted the Group an exclusive license to commercialize Tumor Treating Fields in China, Hong Kong, Macau and Taiwan. The Group will be responsible for regulatory submissions in Greater China and will work to establish Tumor Treating Fields as an oncology treatment in this territory.

The Group paid $15,000 upfront fees to Novocure in 2018 and will make future milestone payments upon the achievement of contractually certain development, regulatory and commercial milestones. Novocure will also be eligible to receive a royalty on net sales of the licensed products in China, Hong Kong, Macau and Taiwan.

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

The Group paid upfront fee of $25,000 to MacroGenics in January 2019, and will make future milestone payments upon the achievement of potential development and regulatory-based milestones. In addition, the Group would pay MacroGenics royalties on annual net sales of the assets, which may be subject to adjustment in specified circumstances.

The Group has the right to terminate this agreement at any time by providing written notice of termination to MacroGenics.

License and collaboration agreement with Deciphera Pharmaceuticals, LLC (“Deciphera”)

On June 10, 2019, the Group entered into an exclusive collaboration and license agreement with Deciphera to advance the development and commercialization of ripretinib in China, Hong Kong, Macau and Taiwan. Discovered and developed by Deciphera, ripretinib is an investigational, oral, kinase switch control inhibitor in clinical development for the treatment of GIST and other solid tumors driven by KIT or PDGFRα.

Under the terms of the agreement, Deciphera granted the Group exclusive regional development and commercialization rights for ripretinib in China, Hong Kong, Macau and Taiwan.

The Group paid upfront fee of $20,000 to Deciphera in July 2019, and paid a milestone payment to Deciphera in September 2019 for the achievements of the completion of enrollment and dosing with the licensed product of thirty patients in the INTRIGUE Study according to the agreement. The Group will make future milestone upon the achievement in potential development and commercial milestones. In addition, the Group would pay Deciphera royalties on annual net sales of ripretinib in China, Hong Kong, Macau and Taiwan.

The Group has the right to terminate this agreement at any time by providing written notice of termination to Deciphera.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

License and collaboration agreement with Incyte Corporation (“Incyte”)

On July 1, 2019, the Group entered into an exclusive collaboration and license agreement with Incyte for the development and commercialization of INCMGA0012, an investigational anti-PD-1 monoclonal antibody, in China, Hong Kong, Macau and Taiwan.

Under the terms of agreement, Incyte granted the Group the rights to develop and exclusively commercialize INCMGA0012 in hematology and oncology in mainland China, Hong Kong, Macau and Taiwan. Incyte will retain an option to assist in the promotion of INCMGA0012 in the Group’s licensed territories.

The Group paid upfront fee of $17,500 to Incyte in September 2019, and will make future milestone payments upon achievement of potential development, regulatory and commercial milestones, as well as tiered royalties, with Incyte responsible for all royalties and pass-through payments to its licensing partner, MacroGenics.

The Group has the right to terminate this agreement at any time by providing written notice of termination to Incyte.

As noted above, the Group has entered into various license and collaboration agreements with third party licensors to develop and commercialize drug candidates. Based on the terms of these agreements the Group is contingently obligated to make additional material payments upon the achievement of certain contractually defined milestones.  Based on management’s evaluation of the progress of each project noted above, the licensors will be eligible to receive from the Group up to an aggregate of approximately $1,394,547 in future milestone payments upon the achievement of contractually specified development milestones, such as regulatory approval for the drug candidates, which may be before the Group has commercialized the drug or received any revenue from sales of such drug candidate, which may never occur.
19.	Restricted net assets

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

During the years ended December 31, 2017, 2018 and 2019, no appropriation to statutory reserves was made because the PRC subsidiary had substantial losses during such periods.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends, as general reserve fund, the Group's PRC subsidiary is restricted in their ability to transfer a portion of their net assets to the Group.

Foreign exchange and other regulation in the PRC may further restrict the Group's PRC subsidiary from transferring funds to the Group in the form of dividends, loans and advances. As of December 31, 2018 and 2019, amounts restricted are the paid-in capital of the Group's PRC subsidiaries, which amounted to $90,952 and $155,858, respectively.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

20.	Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group's PRC subsidiary make contributions to the government for these benefits based on certain percentages of the employees' salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $579, $1,425 and $5,406 for the years ended December 31, 2017, 2018 and 2019, respectively.

21.	Commitments and Contingencies
(a)	Purchase commitments

As of December 31, 2019, the Group’s commitments related to purchase of property and equipment contracted but not yet reflected in the consolidated financial statement was $692 which is expected to be incurred within one year.

(b)	Contingencies

The Group is a party to or assignee of license and collaboration agreements that may require it to make future payments relating to milestone fees and royalties on future sales of licensed products (Note 18).
22.	Subsequent events

In January 2020, the Company closed an underwritten public offering of 5,500,000 American depositary shares (“ADSs”) at a price of $47.50 per ADS. In addition, the underwriters fully exercised their option to purchase an additional 800,000 ADSs at the public offering price. Total proceeds, net of underwriting fees and offering expenses, were $280,568.

From January to April 2019, the Company granted 842,500 share options to certain management and employees of the Group at the exercise price from $44.94 to $51.48 per share under the 2017 Plan with a vesting period of 20% of the awards vesting on the anniversary date one year after the grant date.

From January to April 2019, 50,000 ordinary shares were authorized for grant to independent directors of the Group. The restricted shares shall vest and be released from the restrictions in full on the first anniversary from the date of the agreement. 12,000 ordinary shares were authorized for grant to certain management and employees of the Company. One fifth of the restricted shares shall vest and be released from the restrictions on each yearly anniversary of the date of the agreement.

In March 2020, the Group entered into an Exclusive Promotion Agreement with Huizheng (Shanghai) Pharmaceutical Technology Co., Ltd, or Hanhui. Under the terms of the agreement, the Company will leverage Hanhui’s existing infrastructure to optimize an anticipated future commercial launch of omadacycline in China given that omadacycline is a broad spectrum antibiotic in both the hospital and community setting. In consideration for the exclusive partner grant to the Hanhui for the territory, Hanhui paid the Group a non-creditable, up-front payment of RMB90,000 in April 2020.

In April 2020, the Group entered into a Collaboration Agreement with a wholly-owned subsidiary of Regeneron Pharmaceuticals, Inc., or Regeneron. Under the terms of the agreement, Regeneron will receive a $30,000 upfront payment and is eligible to receive up to $160,000 in additional regulatory and sales milestones. The Group will contribute to the global development costs for REGN1979 for certain trials and will receive the rights to develop and exclusively commercialize REGN1979 in oncology in mainland China, Hong Kong, Taiwan and Macau. Additionally, the Group will make payments to Regeneron based on net sales, such that Regeneron shares in a significant portion of any potential profits. Regeneron will be responsible for the manufacture and supply of REGN1979 for development and commercialization in the region.

Zai Lab Limited

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2018 and 2019

(In thousands of U.S. dollars ("$") and Renminbi (“RMB”) except for number of shares and per share data)

Beginning in January 2020, the outbreak of COVID-19 created business interruptions for companies in China including the Group. For example in the biopharma sector, patients were having difficulties accessing hospitals resulting in fewer opportunities for patients to receive health care services and treatment. The COVID-19 outbreak has been largely contained in China as of April 2020 and the Group does not appear to have been materially impacted; however, outbreaks may occur again which could cause business disruptions in the future.

Additional financial information of parent company -

Financial statements schedule I

Zai Lab Limited

Financial information of parent company

Condensed balance sheets

(In thousands of U.S. dollars ("$") except for number of shares and per share data)

	As of December 31,
	2018	2019
	$	$
Assets
Current assets:
Cash and cash equivalents	746	55,442
Short-term investment	200,350	200,000
Prepayments and other current assets	2,912	4,179
Total current assets	204,008	259,621
Investment in subsidiaries	48,748	36,504
Total assets	252,756	296,125
Liabilities and shareholders' deficits
Liabilities
Current liabilities:
Other current liabilities	505	607
Total current liabilities	505	607
Deferred income	1,170	858
Total liabilities	1,675	1,465
Shareholders' equity
Ordinary shares (par value of US$0.00006 per share; 83,333,333 shares authorized, 58,006,967 and 68,237,247 shares outstanding as of December 31, 2018 and 2019, respectively)	3	4
Additional paid-in capital	498,043	734,734
Accumulated deficit	(249,627)	(444,698)
Additional other comprehensive income	2,662	4,620
Total shareholders' equity	251,081	294,660
Total liabilities and shareholders' equity	252,756	296,125

Additional financial information of parent company -

Financial statements schedule I

Zai Lab Limited

Financial information of parent company

Condensed statements of operations and comprehensive loss

(In thousands of U.S. dollars ("$") except for number of shares and per share data)

	Year Ended December 31,
	2017	2018	2019
	$	$	$
Operating Expenses:
Research and development	—	(234)	(101)
General and administrative	(4,114)	(4,251)	(4,864)
Loss from operations	(4,114)	(4,485)	(4,965)
Interest income	50	3,042	7,987
Changes in fair value of warrants	200	—	—
Other income, net	78	312	311
Loss before income tax and equity in loss of subsidiaries	(3,786)	(1,131)	3,333
Equity in loss of subsidiaries	(46,598)	(137,944)	(198,404)
Income tax expense	—	—	—
Net loss attributable to ordinary shareholders	(50,384)	(139,075)	(195,071)
Net loss	(50,384)	(139,075)	(195,071)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	1,148	2,212	1,958
Comprehensive loss	(49,236)	(136,863)	(193,113)

Additional financial information of parent company -

Financial statements schedule I

Zai Lab Limited

Financial information of parent company

Condensed statements of cash flows

(In thousands of U.S. dollars ("$") except for number of shares and per share data)

	Year Ended December 31,
	2017	2018	2019
	$	$	$
Cash flows from Operating activities:
Net loss	(50,384)	(139,075)	(195,071)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of deferred income	(78)	(312)	(312)
Share based compensation	3,346	1,408	2,013
Change of fair value of warrants	(200)	—	—
Equity in loss of subsidiaries	46,598	137,944	198,404
Changes in operating assets and liabilities:
Prepayments and other current assets	(450)	(2,462)	(1,267)
Other current liabilities	553	(49)	102
Deferred income	1,560	—	—
Net cash provided by (used in) operating activities	945	(2,546)	3,869

Cash flows from investing activities:
Purchases of short-term investments	—	(200,350)	(277,640)
Proceeds from maturity of short-term investments	—	—	277,990
Investment in subsidiaries	(31,708)	(118,773)	(165,924)
Net cash used in investing activities	(31,708)	(319,123)	(165,574)

Cash flows from financing activities:
Proceed from issuance of convertible preferred shares, net of issuance cost	29,100	—	—
Proceeds from exercise of warrants	1,000	—	—
Proceeds from exercises of stock options	66	196	1,055
Proceeds from issuance of ordinary shares upon public offerings	160,425	141,000	216,200
Payment of public offering costs	(2,730)	(692)	(854)
Net cash provided by financing activities	187,861	140,504	216,401

Effect of foreign exchange rate changes on cash and cash equivalent	—	—	—
Net increase (decrease) in cash and cash equivalents	157,098	(181,165)	54,696
Cash and cash equivalents-beginning of the year	24,813	181,911	746
Cash and cash equivalents-end of the year	181,911	746	55,442

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

3. As of December 31, 2018 and 2019, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.