Form 20-F/A
period 2019-12-31
Zai Lab Ltd
filed 2020-09-18
CIK 1704292

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Zai Lab Limited (the “Company”) is filing this Amendment No. 1 to Form 20-F (the “Amended Filing”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 that was filed on April 29, 2020 (the “Original Filing”). The Amended Filing is solely to file revised versions of Exhibit 12.1, Certification of Chief Executive Officer Required by Rule 13a-14(a), and Exhibit 12.2, Certification of Chief Financial Officer Required by Rule 13a-14(a).

This Amended Filing consists solely of the cover page, this explanatory note and certifications by our Chief Executive Officer and Chief Financial Officer. Except as described above, this Amended Filing does not amend, update or change any other items or disclosures in the Original Filing. This Amended Filing speaks only as of the date the Original Filing was filed, and the Company has not undertaken herein to amend, supplement or update any information contained in the Original Filing to give effect to any subsequent events. Accordingly, this Amended Filing should be read in conjunction with the Company’s filings made with the Securities and Exchange Commission subsequent to the filing of the Original Filing, including any amendment to those filings.

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

4.5†	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act

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

10.6†	Non-Employee Director Compensation Policy

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

10.17^†	License Agreement between Deciphera Pharmaceuticals, LLC and Zai Lab (Shanghai) Co., Ltd. dated June 10, 2019

10.18^†	Amendment to License Agreement between Deciphera Pharmaceuticals, LLC and Zai Lab (Shanghai) Co., Ltd. dated January 17, 2020

10.19^†	Collaboration and License Agreement between Incyte Corporation and Zai Lab (Shanghai) Co., Ltd. dated July 1, 2019

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

10.28#†	Employment Agreement between Valeria Fantin, Ph.D. and Zai Lab (US) LLC dated June 3, 2019

10.29

Jinchuang Building House Leasing Contract by and between Zai Lab (Shanghai) Co., Ltd. and Shanghai Jinchuang Property Co., Ltd. dated September 1, 2016 (English translation) (incorporated by reference to Exhibit 10.26 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on September 1, 2017)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

21.1	Subsidiaries of the registrant (incorporated by reference to Exhibit 21.1 to our Registration Statement on Form F-1 (File No. 333-219980) filed with the SEC on August 15, 2017)

23.1†	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent accounting firm, regarding the consolidated financial statements of Zai Lab Limited

23.2†	Consent of Zhong Lun Law Firm

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Extension Schema Document

101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB†	XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF†	XBRL Taxonomy Extension Definitions Linkbase Document

*	Filed herewith

**	Furnished herewith

#	Management contract or compensatory plan

+	Confidential treatment has been granted as to certain portions, which portions have been omitted and submitted separately to the Securities and Exchange Commission.

^	Certain confidential information contained in this exhibit has been omitted because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

†	Previously filed or furnished with our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 that was filed on April 29, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZAI LAB LIMITED

	By:	/s/ Samantha Du
	Name	: Samantha Du
Date: September 18, 2020	Title:	Chief Executive Officer